UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Press Release, dated February 26, 2021	1

2. Consolidated Annual Accounts for the year ended December 31, 2020	22

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1

2020 Annual Results

Grifols increases its revenues to 5,340 M€ and continues to demonstrate its resilience and commitment to sustainable growth

•	Grifols increases revenues by 4.7% (6.1% cc1) driven by Bioscience and Diagnostic divisions; an increase of 6.5% (7.9% cc) excluding plasma sales to third parties. Contributions from new products represent more than 50% of its revenue growth

•	Robust demand for plasma proteins and the launch of new products bolster Bioscience Division revenues by 6.2% (7.6% cc) to EUR 4,243 million

•	The Diagnostic Division expands by 5.8% (7.3% cc) to EUR 776 million fueled by sales of molecular test to detect SARS-CoV-2

•	Reported net profit total EUR 619 million, in line with the previous year. Adjusted net profit[2] reaches EUR 736 million, a 6.6% increase over 2019

•	Net operating cash flow generation reaches EUR 1,110 million. The net leverage ratio to EBITDA is 4.5x (4.2x in 2019) and 4.0x excluding COVID-19 impacts

•	Grifols limited the COVID-19 impact on its net plasma supply to 15% in 2020. In 2021, the company is ready for a rebound in its plasma-collection levels in the wake of vaccination deployments and the easing of pandemic constraints, as well as its current expansion plan, including additional “ready-to-obtain” available plasma

•	Grifols continues accelerating its R+D+i efforts and appoints new leadership for scientific innovation to continue executing its plan for sustained margin expansion

•	Noteworthy is the integration of Alkahest’s pipeline, which hold significant commercial potential, through its multiple projects. The company moves forward on its pledge to make AMBAR a viable treatment for Alzheimer’s patients, with plans underway to open Reference Centers worldwide

•	A team of nearly 24,000 people enable Grifols to continue providing its essential products and services to patients throughout these unprecedented times

•	Grifols is recognized as one of the world’s most sustainable companies and listed on the Dow Jones Sustainability Index, Euronext Vigeo, FTSE4Good and Bloomberg Gender Equality Index

Barcelona, February 26, 2021.- Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS) continued to demonstrate its resilience and commitment to sustainable growth in 2020. The company’s business strategy aims to drive solid financial performance by focusing on four main objectives: plasma supply, industrial excellence, global expansion and innovation.

Grifols closed 2020 with EUR 5,340 million in revenues, a 4.7% (6.1% cc) increase fueled by growth in the Bioscience and Diagnostic divisions. Excluding plasma sales to third parties, revenues increased by 6.5% (7.9% cc). The contribution of new products accounted for more than 50% of revenue growth.

The Bioscience Division, the company’s main growth driver, achieved an important milestone in 2020 by marking 10 years of quarterly sales growth. Its revenues grew by 6.2% (7.6% cc) to EUR 4,243 million driven by an upturn in immunoglobulins sales in countries including the United States and Canada; an increase in albumin sales, particularly in the United States and China; and the strong contribution of new products like Xembify®, VISTASEALTM and TAVLESSE®.

In the second half of 2020, the Diagnostic Division significantly increased its revenues, reporting strong sales, particularly in Spain, of its TMA (Transcription-Mediated Amplification) molecular test to detect the SARS-CoV-2 virus. The division reported EUR 776 million in sales, a 5.8% (7.3% cc) increase over the previous year.

1 Operating or constant change (cc) excludes the exchange rate variations of the year.

2 Excludes non-recurring impacts, including the impacts of COVID-19; amortization of deferred financing costs related to refinancing, amortization of intangibles associated with acquisitions; and IFRS 16.

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Hospital Division revenues were impacted by COVID-19, which prompted a slowdown in certain hospital investments and treatments. Revenues totaled EUR 119 million, a 11.7% decrease (10.3% cc) compared to 2019.

The Bio Supplies Commercial line, which includes sales of biological products for non-therapeutic use, grew by 65.6% cc in 2020, demonstrating Grifols’ commitment to this market segment. The Bio Supplies Division achieved EUR 224 million in revenues, falling 15.9% (15.3%) from 2019, due primarily to the roll-off of specific third-party plasma sales contracts.

As of December 31, 2020, the gross margin was 42.2% (45.9% in 2019), including the EUR 205 million impact to adjust Grifols’ inventory value (non-cash) mainly as a result of COVID-19 effects.

In reflection of its commitment to prudence and profitability, Grifols implemented an operating expense containment plan with an estimated positive impact of EUR 112 million in the 2020 profit and loss account. The company is working to make a significant part of it permanent. The plan has no impact on the company’s labor force or innovation investments.

Grifols estimates a net impact of EUR 155 million on EBITDA as a result of COVID-19. This figure includes the negative impact on inventory value and lower fourth-quarter sales of the Bioscience Division, as well as the positive impact of the operating expense containment plan and contribution of the SARS-CoV-2 detection test.

All in all, reported EBITDA totaled EUR 1,324 million, representing a 24.8% margin over revenues (28.1% in 2019). Excluding the EUR 155 million COVID-19-related impact, EBITDA stands at EUR 1,479 million, a 27.4% margin on revenues.

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Grifols’ financial results continued to improve during the year, reaching EUR 178 million. It includes EUR 97 million reduction in net financial expenses, stemming mainly from the completion of the debt-refinancing process in November 2019; a positive EUR 18 million impact from exchange rate differences; and EUR 57 million in capital gains following the closing of the Shanghai RAAS transaction in the first quarter of 2020.

The reported net profit totaled EUR 619 million in 2020, a 1.1% decrease compared to the EUR 625 million reported in 2019. Adjusted net profit1 amounted to EUR 736 million (EUR 691 million in 2019).

In 2020, Grifols continued to promote innovation and CAPEX investments to promote its sustainable and long-term growth. Net R+D+i investments, including internal, external and investee projects, totaled EUR 298 million (EUR 329 million in 2019).

Grifols also moved forward with its capital investments plan, allocating EUR 308 million (EUR 332 million in 2019) to accelerate the expansion of the Bioscience Division’s production capacity and spur growth of its other divisions.

Grifols’ strategic investments in recent years to increase its plasma supply, combined with efforts to boost operational efficiencies, were the driving forces behind the company’s growth and robust inventory levels. The company maintained its upward growth trend in 2020 thanks to these investments and effective inventory management.

In 2020, Grifols was able to limit its net plasma supply impact by roughly 15% despite COVID-19-related constraints, including social distancing, mobility restrictions and lockdowns. In 2021, the company is ready for a rebound in its plasma-collection levels in the wake of wider vaccination and the easing of COVID-19 constraints. Grifols is also advancing on its efforts to increase its plasma supply through its expansion plan, comprising organic and inorganic growth.

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As part of this strategy, it acquired centers in the United States and Europe and three production plants in Canada. Also underway is the construction of 20 plasma centers and production facilities in Egypt, following the alliance signed with the Egyptian government, a partnership that will expand the company’s presence in the Middle East and Africa. In terms of organic growth, the company plans on opening 15 to 20 new plasma centers in 2021

As of December 31, 2020, Grifols’ liquidity position stands at close to EUR 1,500 million, including EUR 580 million in cash position and nearly EUR 900 million of undrawn lines of credit.

Grifols took additional measures to strengthen its liquidity position in the second quarter, including the upsizing of its multicurrency revolving credit facility from USD 500 million to USD 1,000 million, with maturity in November 2025. This credit facility has similar terms and conditions as those signed in November 2019 and its expansion did not increase the company’s indebtedness.

In a context of growth, corporate transactions and sustained levels of CAPEX and R+D investments, Grifols boasts high and sustainable levels of activity and net operating cash flow generation. The optimization of working capital management continued to strengthen Grifols’ financial performance. In 2020, the company generated EUR 1,110 million in operating cash flow (EUR 569 million in 2019), providing the necessary solvency to meet its planned investments amid a context of higher demand.

Excluding the impact of IFRS 163, as of December 31, 2020 Grifols’ net financial debt totaled EUR 5,714 million. The net financial debt over EBITDA ratio is 4.5x (4.2x in December 2019) and 4.0x excluding COVID-19 impacts.

Following the completion of the debt-refinancing process in November 2019, Grifols does not face significant maturity repayments or down payments until 2025. Optimizing and reducing its debt levels remains a priority for Grifols’ financial management.

Grifols is prepared to respond to the demands of the current context and remains committed to its long-term growth strategy. It will continue to monitor any potential impacts on operations and will take all necessary measures to mitigate possible effects on its supply chain.

3 As of December 31, 2020, the impact of IFRS 16 on debt totaled EUR 733 million.

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PERFORMANCE BY DIVISION

Bioscience leads growth

The Bioscience Division reported EUR 4,243 million in revenues, a 6.2% (7.6% cc) increase, fueled by strong demand for the main proteins, especially immunoglobulins and albumin, and the positive performance of new product launches like Xembify®, VISTASEALTM and TAVLESSE®.

Immunoglobulins sales remain strong, achieving double-digit growth thanks to solid demand in markets with high per capita consumption, namely, the U.S. and Canada, and several countries in the European Union (EU) and Latin America. Grifols has a range of immunoglobulins for both intravenous and subcutaneous administration (Xembify®) to adapt to patients’ diverse needs.

Albumin sales also remain strong amid positive growth in the U.S., Canada and China .

Despite the pandemic, alpha-1 antitrypsin revenues continue to grow in the U.S. and Canada, its core markets. The company continued to enhance its portfolio in 2020, integrating new products and presentations, including the FDA-approved Prolastin®-C Liquid in 0.5-gram and 4-gram vials. Grifols currently has three presentations to offer patients more treatment alternatives.

In terms of new product launches, of note are the robust sales of the biological sealant, developed and manufactured by Grifols using a combination of two plasma proteins (fibrinogen and thrombin) to control surgical bleeding. Launched in the last quarter of 2019, the product is sold and distributed by Ethicon under the trade name VISTASEALTM. Also worth highlighting is the market launch of TAVLESSE® (fostamatinib) in specific European countries. Sold under an agreement with Rigel Pharmaceuticals, this product is used to treat chronic immune thrombocytopenia (ITP) in adult patients who are refractory to other treatments.

Diagnostic accelerates its growth

The Diagnostic Division achieved notable results in the second half of the year, reporting a 5.8% (7.3% cc) year-on-year increase in sales to EUR 776 million.

Especially noteworthy was the contribution of Grifols’ Transcription Mediated Amplification (TMA) test, used to detect SARS-CoV-2. This diagnostic test was the main driver of NAT systems (Procleix® NAT Solutions) sales, especially in Spain. TMA is a commonly used technique known for its high sensitivity and capacity to automate large sample volumes.

Sales of Procleix® NAT Solutions, used to analyze blood donations, were also strong in Japan, Australia, the Philippines and Bulgaria, among other countries. These systems are able to screen for a diversity of pathogens, including the human immunodeficiency virus (HIV), hepatitis viruses (A, B, C and E), West Nile virus, Zika, dengue and the causative agents of babesiosis.

The blood-typing line maintains its upward trend in the U.S. and Latin America, where sales continued to grow in countries such as Argentina. Sales include both analyzers (Erytra®, Erytra Eflexis® and Wadiana®) and reagents (DG-Gel® cards, red blood cells and anti-serums).

Hospital prepares its recovery

The Hospital Division recorded EUR 119 million in revenues, an 11.7% (10.3% cc) decrease from the previous year. The division’s main business lines were impacted by COVID-19, which caused a slowdown in certain hospital investments and treatments.

Grifols is a leading supplier of technology and services for hospitals, clinics and specialized centers. Its leading-edge automated compounding device (KIRO Fill®) and next-generation suite of web- and mobile-based applications (PharmacyKeeper) optimize hospital-pharmacy operations and enhance patient safety by affording greater accuracy and safety in the preparation of intravenous (IV) medications. These advancements improve patient safety and reduce reliance on manual processes.

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Grifols’ Pharmatech business line offers comprehensive solutions to enhance hospital pharmacy operations, including the inclusiv® product portfolio, comprised by equipment, software and solutions to improve the safety and quality of sterile compound preparations. The division also consolidated sales of its MedKeeper® and Kiro Grifols® technological solutions.

Bio Supplies grows significantly in biological material supply

The Bio Supplies Division primarily oversees the sales of biological products for non-therapeutic use and Haema and Biotest’s third-party plasma sales.

In 2020, this division reported EUR 224 million in revenues, decreasing by 15.9% (15.3% cc) compared to the previous year. This variation is mainly due to a drop in third-party plasma sales, stemming mainly from the roll-off of supply contracts. As planned, this will enable Grifols to increase its plasma volume to fuel growth of plasma-derived therapies.

The Bio Supplies Division grew by 65.5% cc in 2020, demonstrating Grifols’ commitment to this market niche.

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FOURTH QUARTER 2020

Revenues reached EUR 1,309 million, denoting a decline of 3.8% (an increase of 1.9% cc) in relation to the EUR 1,361 million reported for the same period in 2019.

The Bioscience Division recorded EUR 1,000 million in sales, a decline of 4.6% (an increase of 1.4% cc) compared to 2019 stemming from the downturn in plasma collections in Q2 and Q3 2020 as a result of COVID-19 mobility restrictions.

Demand for the main plasma proteins remains robust. Grifols is working to increase plasma donations, both organically and inorganically. The company’s ongoing efforts are expected to lead to a continued and progressive recovery in plasma donations which, together with plans to expand the number of plasma centers, will lead to higher sales volumes as the supply of plasma for fractionation increases.

The Diagnostic Division reported solid revenue growth in the fourth quarter to EUR 229 million (15.1%; 20.1% cc).

Grifols’ operating margins in the fourth quarter reflect its efforts to increase its plasma supply, as well as operating expenses associated with corporate transactions, including Green Cross and Alkahest.

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INVESTMENT ACTIVITIES: R+D+i, CAPEX, ACQUISITIONS AND CORPORATE TRANSACTIONS

R+D+i: STRATEGIC APPROACH

Grifols’ R+D+i strategy is based on a comprehensive approach encompassing both in-house and investee-led initiatives complementary to its core operations.

In 2020, Grifols continued to bolster its R+D+i efforts. Taking into account net investments and excluding equity stakes, the company allocated EUR 298 million to R+D+i, representing 5.6% of revenues. More than EUR 11.5 million were allotted for COVID-19-related research projects. More than 1,100 employees are dedicated to R+D+i.

Global response to combat COVID-19

As part of its solid commitment to society, Grifols organized a global response to combat COVID-19, leading and participating in more than 25 international research projects.

In this regard, the company is collaborating with researchers and health authorities in the United States, Spain and Germany on clinical trials using plasma-derived products such as hyperimmune immunoglobulin, intravenous immunoglobulin, alpha-1 antitrypsin and antithrombin III, as well as convalescent plasma inactivated with methylene blue.

Grifols is also spearheading the development of immunoglobulins with specific antibodies against the SARS-CoV-2 virus using plasma from recovered COVID-19 patients. In October 2020, in collaboration with diverse U.S. healthcare agencies and other entities, Grifols launched the Inpatient Treatment with Anti-Coronavirus Immunoglobulin (ITAC) clinical trial, a multicenter, randomized and double-blind study designed to test the efficacy and safety of anti-SARS-CoV-2 hyperimmune plasma in critically ill hospitalized patients.

In early 2021, the company initiated a new clinical trial in Spain to assess a subcutaneously administered anti-SARS-CoV-2 immunoglobulin, which would provide immediate protection against the virus. This immunoglobulin would be particularly beneficial for the elderly, healthcare professionals and immunocompromised patients, among others, for whom vaccination is not recommended.

Grifols also developed a specialty TMA (Transcription-Mediated Amplification) molecular test to rapidly and accurately detect the SARS-CoV-2 virus in plasma, blood and respiratory samples by generating multiple copies of unique genetic sequences specific to the virus. The test’s sensitivity is the same or even higher than other molecular tests like PCRs (polymerase chain reaction).

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Advancing its comprehensive Alzheimer’s strategy

Throughout 2020, Grifols continued to strengthen its comprehensive Alzheimer’s strategy. At the same time, Grifols moves forward with its plans to make AMBAR a viable treatment option for Alzheimer’s patients.

The results of Grifols’ AMBAR study (Alzheimer Management by Albumin Replacement), which demonstrates a positive impact in reducing the progression of Alzheimer's symptoms in patients treated over a 14-month period compared to untreated patients, were featured in the prestigious peer-reviewed publication Alzheimer’s & Dementia: The Journal of the Alzheimer’s Association.

The company is working on opening AMBAR Reference Centers as pilot facilities in collaboration with medical institutions, following the same standard clinical practices established in the AMBAR study. In addition to benefiting AD patients, this initiative would also offer a channel to collect more data and real-world evidence, reinforcing the clinical trial findings.

Initially, Grifols will collaborate with several AMBAR centers worldwide. Among these are the Fundació ACE in Barcelona, a key player in the study’s design and development and a Grifols collaborator since 2004, when the company launched its integral Alzheimer’s research strategy.

The American Society for Apheresis (ASFA) modified its previous procedure regarding its “Guidelines for Recommendations for the Use of Therapeutic Apheresis in Clinical Practice.” To this end, these will undergo a thorough review in the medium term, without releasing interim recommendations .

In parallel, Grifols continues working on future patient reimbursement of the AMBAR treatment, preparing Health Economics & Outcomes Research (HEOR) studies and collaborating with therapy-evaluation committees of diverse medical organizations, including neurological and apheresis associations.

Grifols also supports research to discover and develop new therapeutic plasma proteins through Alkahest. This biotech firm currently has four candidates, including two related to potential treatments for AD patients in the advanced stages and another for those in mild and moderate stages.

CAPEX

Grifols intensified its capital investments in 2020, allocating EUR 308 million to expand and enhance its divisions’ production facilities. This amount is included in the 2018-2022 Capital Investment Plan and reaffirms Grifols’ commitment to growth and long-term vision.

In May, the company announced a EUR 130 million investment for the first phase of a project to expand its Barcelona industrial complex. Grifols acquired a 47,274 m2 plot with plans to build a purification and fill-and-finish facility for a new Bioscience Division product and a new R+D+i center, as well as expand the production and logistics capacity of the Diagnostic Division.

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Also underway is the expansion of the fibrinogen and topical thrombin sealant production plant in Barcelona. Upon completion of the new purification and dosing facilities, this extension will increase production capacity to 3.3 million equivalent liters of plasma.

In the U.S., the company has plans to invest USD 350 million to build a new plasma fractionation plant, a plasma logistics warehouse and service infrastructures on its North Carolina installations. This complex recently completed the construction of a fractionation plant with a capacity to fractionate 6 million liters per year, which will launch productions this year and is expected to be fully operational in 2022.

Grifols also continues to advance on the world’s first purification, dosing and sterile filling plant of immunoglobulins in flexible bags, with a production capacity of 6 million equivalent liters of plasma per year. The company expects it to be operational in 2023.

Also noteworthy was the swift construction and launch of a facility dedicated to inactivating pathogens in convalescent plasma using methylene blue. The company also quickly adapted its Clayton emerging-diseases facility to produce an anti-SARS-CoV-2 immunoglobulin. These initiatives allowed the company to quickly respond to COVID-19, demonstrating once again its ability to effectively react and respond in the face of health emergencies.

The construction of a new albumin purification, dosing and sterile filling plant in Dublin (Ireland) also continues according to plan. The plant will have an annual production capacity of 6 million equivalent liters of plasma and incorporate a state-of-the-art sterile bag filling technology, owned by Grifols. The plant will build on the company’s efforts to boost its bag production capacity, initiated in Los Angeles (U.S.) plant in the first quarter of 2021.

Investments to increase its access to plasma remain a core strategic priority. In this regard, the company is working to expand its network of centers and increase the plasma-collection capacity of existing centers by incorporating more donation equipment, wherever possible. As of December 31, 2020 Grifols operates the largest plasma-center network in the world, with 312 centers.

At the same time, Grifols continues its plans to expand the sample testing capacity of its Austin (U.S.) laboratory. The company anticipates reaching a testing capacity of 36 million samples by 2023 thanks to its efforts to expand its U.S. and European facilities. The company is also moving forward to expand its plasma storage and logistics capacity, expecting to reach 12 million liters by 2023.

In 2020, the Diagnostic Division centered its efforts on expanding the manufacturing capacity of its immunohematology products, with plans to produce DG Gel® cards, red blood cells and antisera for the first time in the United States. These products will be manufactured in Grifols’ San Francisco (U.S.) facilities. Grifols has also been working on the expansion of the Diagnostic Division’s laboratory capabilities.

ACQUISITIONS AND CORPORATE TRANSACTIONS

Closing of the alliance with Shanghai RAAS to drive growth in China

In March 2020, Grifols and Shanghai RAAS closed a strategic alliance designed to increase the production, sale and development of plasma-derived products and leading-edge transfusion diagnostic solutions in China in adherence with international quality and safety standards.

Following this transaction, Grifols is now the largest shareholder in Shanghai RAAS while maintaining operating, political and economic control over its subsidiary, Grifols Diagnostic Solutions (GDS). Specifically, Grifols will have control over a 26.20% stake in Shanghai RAAS’s capital (economic and voting rights) in exchange for Shanghai RAAS having a non-majority share in Grifols Diagnostics Solutions (45% economic and 40% voting rights).

For Grifols, the agreement offers an opportunity to bolster its international expansion and build on its long-term, sustainable growth. At present, China is Grifols’ third-largest sales market.

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Grifols closes the acquisition of production facilities in Canada and 11 plasma centers in the U.S.

In October 2020, Grifols closed its transaction with the South Korean firm, GC Pharma (Group) to acquire a plasma fractionation plant and an immunoglobulin and an albumin purification plant in Montreal (Canada) for USD 370 million. In a separate transaction, it acquired 11 U.S.-based plasma collection centers, property of Green Cross, for USD 90 million.

This acquisition is aligned with Grifols’ international sustainable growth strategy aimed at increasing the company’s plasma collection and fractionation capacity. This strategic acquisition will also strengthen Grifols’ presence in Canada, building on a legacy of partnership in Canada’s blood system.

Once it obtains the necessary licenses and authorizations, Grifols will become the only large-scale commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. Grifols expects to launch operations in these facilities in 2023, manufacturing IVIG and albumin to supply the Canadian market.

Strategic alliance between Grifols and the Egyptian government to boost plasma-derived medicines in the Middle East and Africa

In November 2020, Grifols and the Government of Egypt, through the National Service Projects Organization (NSPO), signed a strategic agreement to further develop the Egyptian plasma-derivatives market and promote its self-sufficiency. The operation will ensure national security needs and help strengthen the healthcare system in Egypt.

Under this joint venture, owned by NSPO (51%) and Grifols (49%), the parties will join their industrial expertise and financial efforts for the development, construction and operation of 20 plasma collection centers throughout Egypt (with an initial capacity to collect 600,000 liters of plasma per year); manufacturing facilities, including a fractionation plant (with a capacity to fractionate up to 1 million liters of plasma per year) and a purification and fill-and-finish plant; a warehouse and an analysis laboratory. The plasma centers and manufacturing facilities are expected to be operational at the end of 2025.

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This partnership will position Grifols as a strategic ally of the Egyptian government and promote its commitment to helping countries reach higher levels of self-sufficiency in the manufacture and procurement of plasma-derived therapies.

The transaction will also bolster its presence in the Middle East and Africa, building on its already-solid presence in the United States and Europe and important inroads in China, all core areas of its growth plan.

Acquisition of Alkahest to enhance innovation efforts

In 2020, Grifols acquired Alkahest’s remaining stock for USD 146 million, bringing its ownership to 100%. The company began investing in Alkahest in 2015.

The Silicon Valley-based biotechnology company was founded upon research into the therapeutic use of plasma proteins in age-related diseases. To perform this research, the company is using its omic capabilities as a main discovery tool that enables a complete understanding of the human plasma proteome. In addition, Alkahest works on the clinical development of specific plasma fractions and protein inhibitors.

Alkahest has built a unique proteomic platform of targets that will allow the company to unlock new therapeutics and diagnostics; develop new plasma proteins; new indications for currently licensed plasma proteins; biomarkers for diagnostics, recombinant proteins and antibodies; as well as small-molecule drugs.

Understanding the plasma proteome is the key to Alkahest’s comprehensive discovery and development platform that delivers transformational therapeutics. Alkahest focuses on proteins with biological impact that change with age.

Alkahest has identified more than 8,000 separate proteins to date. Using advanced techniques of molecular analysis at the cellular level, an array of new products are expected to enter Grifols’ discovery and development pipeline and bring new therapeutic medicines to market.

Acquisition of remaining 49% stake in MedKeeper

In November 2020, Grifols acquired the remaining 49% stake in MedKeeper for USD 60 million.

Since 2018, Grifols has owned a 51% equity stake of this U.S.-based technology firm, dedicated to developing and commercializing mobile and web-based technology solutions that enhance quality assurance standards and operational productivity, as well as monitor and track compounding activities.

With this transaction, Grifols complements and strengthens Pharmatech, the Hospital Division’s core business line, boosting its expansion and footprint in the U.S. market.

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WORKFORCE: COMMITMENT, EMPLOYMENT QUALITY AND CONTINUOUS TRAINING

The exceptional circumstances triggered by the COVID-19 pandemic brought out the best in Grifols’ team in 2020, especially employees working in plasma centers and production facilities. Thanks to their dedication, the company has been able to guarantee the supply of life-enhancing therapies, products and services to patients who need them.

Grifols’ talent pool has always been its top priority. Throughout the pandemic, the company has been – and will be in the future – fully committed to its employees. COVID-19 has transformed the way the company works and accelerated changes in how it manages its teams and talent. Guided by senior management, Grifols prioritized the safety and physical and emotional well-being of its employees and made important strides in embracing a more humane style of leadership, which has led to greater collaboration and innovation.

As of December 31, Grifols had a pool of 23,655 employees. Nearly 4,300 people work in Spain, more than 16,600 in the U.S. and 2,760 in other countries where the company is present (ROW).

In 2020, of note is that 72% of new hires and 62% of promotions are women. The company continues to make progress to ensure that women are adequately represented in all professional categories. In 2020, the representation of women on Grifols' Board of Directors is at 31%, and 36% for female directors.

In broad lines, Grifols talent pool includes:

•	60% women and 40% men
•	98% of employees have permanent contracts
•	52% are 30-50 years old
•	93% full-time employees
•	88 nationalities reflected

Training and professional development is one of the main areas of action of Grifols’ human resource efforts. Grifols aspires to retain and develop its talent through an equal-opportunity policy with regard to remunerations, promotions, professional development and training.

Grifols aims to continuously develop its team to equip them with the skills and competencies they need to thrive in their roles, as well as prepare them for positions of greater responsibility. As part of this commitment, in 2009 Grifols established The Grifols Academy, which includes Professional Development Academy, the Academy of Plasmapheresis and the Academy of Transfusion Medicine.

Through the Grifols Academy, the company provides educational and professional development opportunities to its global workforce; reinforces its philosophy and corporate values; and provides resources and services to medical professionals dedicated to improving patient care. Grifols Academy partnered with College for America in 2015 to offer Grifols employees the chance to earn college degrees.

Despite the pandemic, Grifols continued to dedicate resources to the continuous development of its talent pool. Leveraging virtual platforms, Grifols workforce completed two million training hours, representing an average of 99 hours per person. Of the training hours provided, women received 64% and men received 36%. All in all, the company increased the total number of training hours on health, safety and environmental issues, imparting more than 116,000 hours in 2020, including specific initiatives to better manage and mitigate the effects of COVID-19.

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ENVIRONMENT AND CLIMATE CHANGE

Grifols makes concerted efforts to minimize its environmental footprint. The company has a range of policies and guidelines to ensure an efficient use of all resources and promote sustainable development.

At present, 75% of Grifols’ total production is manufactured in ISO-14001-certified facilities.

Grifols’ environmental management is based on the concept of a circular economy. To this end, the company prioritizes waste reduction and the efficient use of material resources, water and energy, while considering the life cycles of its diverse products and services.

This strategy supports the transition toward a low-carbon economy to reduce the impact of climate change. Grifols’ management of climate-related risks and opportunities based on Task Force on Climate-Related Financial Disclosures (TCFD) guidelines – focus on four main areas: governance, risk management, strategy, and the establishment of objectives and metrics.

Despite the global challenges of 2020, Grifols allocated significant resources to environmental activities to bolster its environmental performance and advance its 2020-2022 Environmental Program objectives.

In addition to its environmental programs, Grifols established six main environmental commitments for 2030 as part of its core lines of action. These include reducing greenhouse gas emissions per unit of production by 40%; increasing energy efficiency per unit of production by 15% through the systematic application of eco-efficiency measures in new projects and existing facilities; and consuming 70% of electricity using renewable energies, among others.

The outbreak of COVID-19 provoked mobility restrictions for most of the world's population, leading to a dramatic reduction of CO2 emissions. In Grifols’ case, the pandemic significantly reduced airline travel, which fell by 72%, and increased remote connections by 369%. Overall, the implementation of work-from-home initiatives led to a 13% reduction in Grifols' total CO2 emissions in 2020.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

In 2020, the joint consumption and emissions of Grifols’ manufacturing plants in Spain, the U.S. and Ireland were as follows:

•	Energy consumption decreases by 3% in relation to sales:

-	Electric consumption: 428 million kWh, a 5% increase

-	Gas consumption: 421 million kWh, down by 4%

•	4% reduction in water consumption to 3 million m3

•	Total associated emissions: 287,992 T CO2e, down 13% compared to 2019

Grifols invested EUR 23 million in environmental initiatives in 2020, a 7% increase over the previous year. Forty percent (40%) was channeled to projects aimed at reducing energy consumption and atmospheric emissions. In terms of environmental expenditures, 73% relate to waste management processes in Grifols’ global facilities.

Including both expenses and investments, 66% of resources were allocated to waste management; 26% to water cycle resources; and the remaining 8% to efforts to reduce atmospheric emissions, energy and others.

In reflection of its efforts to combat climate change, Grifols participates annually in the Carbon Disclosure Project (CDP), which assesses the firm’s corporate strategy and climate change performance. Grifols improved its valuation in 2020, earning an “A-” management rating.

ABOUT THE FINANCIAL INFORMATION: The financial information enclosed in this document is part of the company’s financial information.

ABOUT THE NON-FINANCIAL INFORMATION: Grifols has carried out a materiality analysis to identify the most relevant economic, environmental and social impacts of the group’s value chain and its impact on stakeholders’ decisions. This information is updated annually and included in the Grifols’ Integrated Annual Report that since 2019 brings together Consolidated Directors’ Report, including financial and non-financial information.

All documents are available on Grifols corporate website at www.grifols.com

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Investor contact:

Investor Relations

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contacts:

Raquel Lumbreras	raquel_lumbreras@duomocomunicacion.com
Borja Gómez borja_	gomez@duomocomunicacion.com
Duomo Comunicación	Grifols PR office

Phone number: +34 91 311 92 89 - 91 311 92 90

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions – Bioscience, Diagnostic, Hospital and Bio Supplies – develop, produce and market innovative solutions and services that are sold in more than 100 countries.

Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with close to 24,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

In 2020, Grifols’ economic impact in its core countries of operation was EUR 7.5 billion. The company also generated 140,000 jobs, including indirect and induced jobs.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information, please visit Grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

Audit Report on Grifols, S.A. and Subsidiaries (Together with the consolidated annual accounts and consolidated directors’ report of Grifols, S.A. and subsidiaries for the year ended 31 December 2020) (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat (Barcelona) Independent Auditor’s Report on the Consolidated Annual Accounts (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) To the Shareholders of Grifols, S.A. REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS Opinion We have audited the consolidated annual accounts of Grifols, S.A. (the "Parent") and subsidiaries (together the "Group”), which comprise the consolidated balance sheet at 31 December 2020, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes. In our opinion, the accompanying consolidated annual accounts give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of the Group at 31 December 2020 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain. Basis for Opinion We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Annual Accounts section of our report. We are independent of the Group in accordance with the ethical requirements, including those regarding independence, that are relevant to our audit of the consolidated annual accounts pursuant to the legislation regulating the audit of accounts in Spain. We have not provided any non-audit services, nor have any situations or circumstances arisen which, under the aforementioned regulations, have affected the required independence such that this has been compromised. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Paseo de la Castellana, 259C 28046 Madrid Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153

2 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Key Audit Matters Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. tested the operating effectiveness of certain internal assessment process, including controls related to the disposals/recoverable amount of the Diagnostic CGU, specialized skills and knowledge, who assisted in: the Diagnostic CGU, by comparing the coherence data for comparable entities. against a discount rate range that was market data for comparable entities. Cash Flow (“DCF”) valuation methodology used Evaluation of the Diagnostic goodwill impairment analysis See notes 4 and 7 to the annual accounts Key audit matter How the matter was addressed in our audit As discussed in Notes 4 and 7 to the consolidated financial statements, the goodwill balance as of December 31, 2020 was Euros 5,332,271 thousand, of which Euros 2,433,032 thousand related to the Diagnostic cash generating unit (CGU). The Group calculates the recoverable amount of goodwill on an annual basis and whenever there is an indication that goodwill may be impaired. We identified the evaluation of the goodwill impairment analysis for the Diagnostic CGU as a key audit matter. Significant director’s judgment was required to evaluate the Company’s impairment test which was performed using a discounted cash flow model. The discounted cash flow model included assumptions related to future cash flows, the perpetual growth rate and the discount rate. Minor changes to these assumptions, particularly perpetual growth rate and the discount rate, could have a significant effect on the Company’s assessment of the carrying value of the goodwill. The primary procedures we performed to address this key audit matter included the following: - We evaluated the design and implementation and controls related the Company’s goodwill impairment determination of the fair value less costs of and the development of the perpetual growth rate and discount rate assumptions. - We have involved a valuation professional with oEvaluating the Group’s perpetual growth rate for of the estimate with publicly available market oEvaluating the discount rate by comparing it independently developed using publicly available oAnalysis of the reasonableness of the Discounted to calculate the recoverable amount. - We challenged the Group’s valuation methodology by performing sensitivity analyses over the perpetual growth rate and discount rate assumptions and comparing the results to the carrying amount. - We have evaluated the Group’s ability to forecast the cash flow projections by comparing the historical projections to actual results and the business plans approved by the Company’s governing bodies. - We have evaluated whether the disclosures in the consolidated Financial Statements meet the requirements of the financial reporting framework applicable to the Group.

3 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Other Information: Consolidated Directors’ Report Other information solely comprises the 2020 consolidated directors' report, the preparation of which is the responsibility of the Parent's Directors and which does not form an integral part of the consolidated annual accounts. Our audit opinion on the consolidated annual accounts does not encompass the consolidated directors' report. Our responsibility regarding the information contained in the consolidated directors’ report is defined in the legislation regulating the audit of accounts, as follows: a)Determine, solely, whether the consolidated non-financial information statement and certain information included in the Annual Corporate Governance Report, as specified in the Spanish Audit Law, have been provided in the manner stipulated in the applicable legislation, and if not, to report on this matter. b) Assess and report on the consistency of the rest of the information included in the consolidated directors’ report with the consolidated annual accounts, based on knowledge of the Group obtained during the audit of the aforementioned consolidated annual accounts. Also, assess and report on whether the content and presentation of this part of the consolidated directors’ report are in accordance with applicable legislation. If, based on the work we have performed, we conclude that there are material misstatements, we are required to report them. Based on the work carried out, as described in the preceding paragraph, we have observed that the information mentioned in section a) above has been provided in the manner stipulated in the applicable legislation, that the rest of the information contained in the consolidated directors’ report is consistent with that disclosed in the consolidated annual accounts for 2020, and that the content and presentation of the report are in accordance with applicable legislation. Directors' and Audit Committee's Responsibility for the Consolidated Annual Accounts The Parent's Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they give a true and fair view of the consolidated equity, consolidated financial position and consolidated financial performance of the Group in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error. In preparing the consolidated annual accounts, the Parent's Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The Parent's audit committee is responsible for overseeing the preparation and presentation of the consolidated annual accounts.

4 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence economic decisions of users taken on the basis of these consolidated annual accounts. As part of an audit in accordance with prevailing legislation regulating the audit of accounts in Spain, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent's Directors. – Conclude on the appropriateness of the Parent's Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves a true and fair view. – Obtain sufficient appropriate evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the management, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

5 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) We communicate with the audit committee of the Parent regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Parent's audit committee with a statement that we have complied with the applicable ethical requirements, including those regarding independence, and to communicate with them all matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards. From the matters communicated to the audit committee of the Parent, we determine those that were of most significance in the audit of the consolidated annual accounts of the current period and which are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS European Single Electronic Format We have examined the digital files of Grifols, S.A. and its subsidiaries for 2020 in European Single Electronic Format (ESEF), which comprise the XHTML file that includes the consolidated annual accounts for the aforementioned year and the XBRL files tagged by the Group, which will form part of the annual financial report. The Directors of Grifols, S.A. are responsible for the presentation of the 2020 annual financial report in accordance with the format and mark-up requirements stipulated in the EU Delegated Regulation 2019/815 of December 17, 2018 of the European Commission (hereinafter the “ESEF Regulation”). In this regard, the Annual Corporate Governance Report has been included as a reference in the consolidated directors’ report. Our responsibility consists of examining the digital files prepared by the Directors of the Parent, in accordance with prevailing legislation regulating the audit of accounts in Spain. This legislation requires that we plan and perform our audit procedures to determine whether the content of the consolidated annual accounts included in the aforementioned digital files fully corresponds to the consolidated annual accounts we have audited, and whether the consolidated annual accounts and the aforementioned files have been formatted and marked up, in all material respects, in accordance with the requirements of the ESEF Regulation. In our opinion, the digital files examined fully correspond to the audited consolidated annual accounts, and these are presented and marked up, in all material respects, in accordance with the requirements of the ESEF Regulation. Additional Report to the Audit Committee of the Parent The opinion expressed in this report is consistent with our additional report to the Parent's audit committee dated 25 February 2021.

6 (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Contract Period We were appointed as auditor of the Group by the shareholders at the ordinary general meeting on 9 October 2020 for the year ended 31 December 2020. Previously, we had been appointed for a period of three years from 31 July 1990 to 1992, by consensus of the shareholders at their general meeting, and have been auditing the annual accounts since the year ended 31 July 1990. KPMG Auditores, S.L. On the Spanish Official Register of Auditors (“ROAC”) with No. S0702 (Signed on original in Spanish) David Hernanz Sayans On the Spanish Official Register of Auditors (“ROAC”) with No. 20236 25 February 2021

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2020 and 2019 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Consolidated financial statements Consolidated Balance Sheets Consolidated Statements of Profit and Loss Consolidated Statements of Comprehensive Income Consolidated Statements of Cash Flows Statements of Changes in Consolidated Equity • Notes (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) (22) (23) (24) (25) (26) (27) (28) (29) Nature, Principal Activities and Subsidiaries Basis of Presentation Business Combinations Significant Accounting Policies Financial Risk Management Policy Segment Reporting Goodwill Other Intangible Assets Leases Property, Plant and Equipment Equity-Accounted Investees Financial Assets Inventories Trade and Other Receivables Cash and Cash Equivalents Equity Earnings per Share Non-Controlling Interests Grants Provisions Financial Liabilities Trade and Other Payables Other Current Liabilities Net Revenues Personnel Expenses Expenses by Nature Finance Result Taxation Other Commitments with Third Parties and Other Contingent Liabilities Financial Instruments Balances and Transactions with Related Parties Environmental Issues Other Information COVID-19 Impact (30) (31) (32) (33) (34)

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2020 and 2019 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) •Appendices Appendix I and Others Appendix II Appendix III Appendix IV Appendix V Appendix VI Information on Group Companies, Associates Operating Segments Changes in Other Intangible Assets Movement in Rights of Use Movement in Property, Plant and Equipment Statement of Liquidity for Distribution of Interim Dividend

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet
at 31 December 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version pre

Assets	31/12/20	31/12/19
Goodwill (note 7)	5,332,271	5,507,063
Other intangible assets (note8)	1,557,650	1,433,534
Rights of use (note 9)	678,696	703,858
Property, plant and equipment (note 10)	2,324,107	2,159,545
Investment in equity-accounted investees (note 11)	1,869,020	114,473
Non-current financial assets		
Non-current financial assets measured at fair value	3,008	7
Non-current financial assets at amortized cost	195,149	138,923
Total non-current financial assets (note 12)	198,157	138,930
Deferred tax assets (note 28)	149,921	123,024
Total non-current assets	**12,109,822**	**10,180,427**
Inventories (note 13)	2,002,281	2,342,590
Trade and other receivables		
Trade receivables	383,233	369,797
Other receivables	72,360	82,509
Current income tax assets	64,565	38,269
Trade and other receivables (note 14)	520,158	490,575
Other current financial assets (note 12)		
Current financial assets measured at fair value	--	1,716,738
Current financial assets at amortized cost	11,118	12,188
Total current financial assets (note 12)	11,118	1,728,926
Other current Assets	51,750	58,111
Cash and cash equivalents (note 15)	579,647	741,982
Total current assets	**3,164,954**	**5,362,184**
Total assets	**15,274,776**	**15,542,611**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet
at 31 December 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version pre

Equity and liabilities	31/12/20	31/12/19
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	3,776,932	3,009,599
Treasury stock	(43,734)	(49,584)
Interim dividend	--	(136,828)
Profit for the year attributable to the Parent	618,546	625,146
Total equity	5,382,076	4,478,665
Other comprehensive Income	(1,155)	(903)
Translation differences	(272,529)	344,357
Other comprehensive expenses	(273,684)	343,454
Equity attributable to the Parent (note 16)	**5,108,392**	**4,822,119**
Non-controlling interests (note 18)	1,611,663	2,023,649
Total equity	**6,720,055**	**6,845,768**
Liabilities		
Grants (note 19)	17,008	11,377
Provisions (note 20)	27,271	8,030
Non-current financial liabilities (note 21)	6,602,100	6,846,068
Other non-current liabilities	16,391	983
Deferred tax liabilities (note 28)	556,813	463,827
Total non-current liabilities	**7,219,583**	**7,330,285**
Provisions (note 20)	11,175	53,109
Current financial liabilities (note 21)	424,612	361,312
Current debts with related companies	--	1,258
Trade and other payables		
Suppliers	601,618	581,882
Other payables	141,089	165,632
Current income tax liabilities	3,482	5,966
Total trade and other payables (note 22)	746,189	753,480
Other current liabilities (note 23)	153,162	197,399
Total current liabilities	**1,335,138**	**1,366,558**
Total liabilities	**8,554,721**	**8,696,843**
Total equity and liabilities	**15,274,776**	**15,542,611**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss
at December 2020, 2019 and 2018
(Expresadas en miles de Euros)
(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/20	31/12/19	31/12/18
Continuing Operations			
Net revenue (notes 6 and 24)	5,340,038	5,098,691	4,486,724
Cost of sales	(3,084,873)	(2,757,459)	(2,437,164)
Gross Margin	**2,255,165**	**2,341,232**	**2,049,560**
Research and Development	(294,216)	(276,018)	(240,661)
Selling, General and Administration expenses	(985,616)	(942,821)	(814,775)
Operating Expenses	**(1,279,832)**	**(1,218,839)**	**(1,055,436)**
Profit/(loss) of equity accounted investees with similar activity to that of the Group (note 11)	20,799	8,972	–
Operating Result	**996,132**	**1,131,365**	**994,124**
Finance income	8,021	114,197	13,995
Finance costs	(249,639)	(342,965)	(293,273)
Change in fair value of financial instruments	55,703	1,326	–
Impairment of financial assets at amortized cost	–	(37,666)	30,280
Exchange differences	8,246	(9,616)	(8,246)
Finance result (note 27)	**(177,669)**	**(274,724)**	**(257,244)**
Profit/(loss) of equity accounted investees (note 11)	60,166	(39,538)	(11,038)
Profit before income tax from continuing operations	**878,629**	**817,103**	**725,842**
Income tax expense (note 28)	(169,639)	(168,459)	(131,436)
Profit after income tax from continuing operations	**708,990**	**648,644**	**594,406**
Consolidated profit for the year	**708,990**	**648,644**	**594,406**
Profit attributable to the Parent	618,546	625,146	596,642
Loss attributable to non-controlling interest (note 18)	90,444	23,498	(2,236)
Basic earnings per share (Euros) (see note 17)	0.90	0.91	0.87
Diluted earnings per share (Euros) (see note 17)	0.90	0.91	0.87

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
for the years ended 31 December 2020, 2019 and 2018

(Expresadas en miles Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/20	31/12/19	31/12/18
Consolidated profit for the year	708,990	648,644	594,406
Items for reclassification to profit or loss			
Translation differences	(747,221)	33,256	268,557
Equity accounted investees (note 11) / Translation differences	21,916	(4,360)	(9,270)
Other	(252)	(349)	102
Other comprehensive income for the year, after tax	**(725,557)**	**28,547**	**259,389**
Total comprehensive income for the year	**(16,567)**	**677,191**	**853,795**
Total comprehensive income attributable to the Parent	1,408	641,772	856,598
Total comprehensive income attributable to non-controlling interests	(17,975)	35,419	(2,803)

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
for the years ended December 2020, 2019 and 2018

(Expresados en miles Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/20	31/12/19	31/12/18
Cash flows from operating activities			
Profit before tax	**878,629**	**817,103**	**725,842**
Adjustments for:	**409,766**	**569,960**	**454,378**
Amortization and depreciation (note 26)	321,533	302,455	228,609
Other adjustments:	88,233	267,505	225,769
(Profit) / losses on equity accounted investments (note 11)	(80,965)	30,566	11,038
Impairment of assets and net provision charges	(17,148)	(19,518)	(23,657)
(Profit) / losses on disposal of fixed assets (note 8, 9 and 10)	1,067	1,399	(6,700)
Government grants taken to income (note 19)	(1,683)	(1,388)	(1,166)
Finance cost / (income)	170,535	255,841	232,962
Other adjustments	16,427	605	13,292
Change in operating assets and liabilities	**106,283**	**(481,537)**	**(112,639)**
Change in inventories	164,631	(323,748)	(231,670)
Change in trade and other receivables	(35,429)	(99,374)	(13,141)
Change in current financial assets and other current assets	(20,600)	(13,871)	(3,092)
Change in current trade and other payables	(2,319)	(44,544)	135,264
Other cash flows used in operating activities	**(284,342)**	**(336,593)**	**(330,153)**
Interest paid	(155,788)	(236,179)	(225,146)
Interest recovered	3,773	9,487	6,862
Income tax (paid) / received	(131,510)	(107,797)	(111,585)
Other recovered (paid)	(817)	(2,104)	(284)
Net cash from operating activities	**1,110,336**	**568,933**	**737,428**
Cash flows from investing activities			
Payments for investments	**(858,387)**	**(551,497)**	**(852,536)**
Group companies, associates and business units (notes 3, 2 (b) and 11)	(468,589)	(119,745)	(524,081)
Property, plant and equipment and intangible assets	(362,560)	(412,305)	(307,722)
Property, plant and equipment	(280,154)	(310,383)	(231,983)
Intangible assets	(82,406)	(101,922)	(75,739)
Other financial assets	(27,238)	(19,447)	(20,733)
Proceeds from the sale of investments	**272**	**2,708**	**70,669**
Property, plant and equipment	272	2,708	550
Other financial assets	--	--	70,119
Net cash used in investing activities	**(858,115)**	**(548,789)**	**(781,867)**
Cash flows from financing activities			
Proceeds from and payments for financial liability instruments	(243,373)	(7,515)	37,418
Issue	108,541	120,079	179,350
Redemption and repayment	(351,914)	(127,594)	(141,932)
Dividends and interest on other equity instruments	(103,075)	(234,271)	(275,783)
Dividends paid	(113,230)	(238,740)	(278,841)
Dividends received	10,155	4,469	3,058
Other cash flows from / (used in) financing activities	(7,953)	(90,552)	4,661
Financing costs included on the amortised costs of the debt	(9,227)	(84,346)	--
Other amounts from / (used in) financing activities	1,274	(6,206)	4,661
Transaction with minority interests with no loss of control (note 3)	--	(18)	386,207
Net cash from/(used in) financing activities	**(354,401)**	**(332,356)**	**152,503**
Effect of exchange rate fluctuations on cash	**(60,155)**	**20,402**	**39,207**
Net increase in cash and cash equivalents	**(162,335)**	**(291,810)**	**147,271**
Cash and cash equivalents at beginning of the year	**741,982**	**1,033,792**	**886,521**
Cash and cash equivalents at year end	**579,647**	**741,982**	**1,033,792**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AN SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2020, 2019 and 2018

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to shareholders of the Parent											
							Accumulated other comprehensive income					
	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Available for sale financial assets	Other comprehensive income	Equity attributable to Parent	Non-controlling interests	Equity
Balance at December 2017	119,604	910,728	2,027,648	662,700	(122,986)	(62,422)	89,537	4,926	(656)	3,629,079	4,886	3,633,965
Impact of new IFRS	--	--	29,562	--	--	--	--	(4,926)	--	24,636	--	24,636
Balance at December 2017 adjusted	119,604	910,728	2,057,210	662,700	(122,986)	(62,422)	89,537	--	(656)	3,653,715	4,886	3,658,601
Translation differences	--	--	--	--	--	--	259,854	--	--	259,854	(567)	259,287
Available for sale financial assets	--	--	--	--	--	--	--	--	--	--	--	--
Other comprehensive income	--	--	--	--	--	--	--	--	102	102	--	102
Other comprehensive income / (expense) for the year	--	--	--	--	--	--	259,854	--	102	259,956	(567)	259,389
Profit/(loss) for the year	--	--	--	596,642	--	--	--	--	--	596,642	(2,236)	594,406
Total comprehensive income / (expense) for the year	--	--	--	596,642	--	--	259,854	--	102	856,598	(2,803)	853,795
Net change in treasury stock (note 16 (d))	--	--	--	--	--	6,981	--	--	--	6,981	--	6,981
Acquisition / Divestment of non-controlling interests (note 16 (c))	--	--	(3,462)	--	--	--	--	--	--	(3,462)	469,010	465,548
Other changes	--	--	(9,437)	--	--	--	--	--	--	(9,437)	(43)	(9,480)
Interim dividend	--	--	--	--	(136,747)	--	--	--	--	(136,747)	--	(136,747)
Distribution of 2017 profit												
Reserves	--	--	539,714	(539,714)	--	--	--	--	--	--	--	--
Dividends	--	--	(142,094)	--	--	--	--	--	--	(142,094)	--	(142,094)
Interim dividend	--	--	--	(122,986)	122,986	--	--	--	--	--	--	--
Operations with shareholders or owners	--	--	384,721	(662,700)	(13,761)	6,981	--	--	--	(284,759)	468,967	184,208
Balance at 31 December 2018	119,604	910,728	2,441,931	596,642	(136,747)	(55,441)	349,391	--	(554)	4,225,554	471,050	4,696,604

	Attributable to shareholders of the Parent						Accumulated other comprehensive income					
	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Available for sale financial assets	Other comprehensive income	Equity attributable to Parent	Non-controlling interests	Equity
Translation differences	–	–	–	–	–	–	16,975	–	–	16,975	11,921	28,896
Other comprehensive income	–	–	–	–	–	–	–	–	(349)	(349)	–	(349)
Other comprehensive income / (expense) for the year	–	–	–	–	–	–	16,975	–	(349)	16,626	11,921	28,547
Profit/(loss) for the year	–	–	–	625,146	–	–	–	–	–	625,146	23,498	648,644
Total comprehensive income / (expense) for the year	–	–	–	625,146	–	–	16,975	–	(349)	641,772	35,419	677,191
Net change in treasury stock (note 16 (d))	–	–	–	–	–	5,857	–	–	–	5,857	–	5,857
Acquisition / Divestment of non-controlling interests (note 16 (c))	–	–	220,976	–	–	–	(22,009)	–	–	198,967	1,517,180	1,716,147
Other changes	–	–	(11,291)	–	–	–	–	–	–	(11,291)	–	(11,291)
Interim dividend	–	–	–	–	(136,828)	–	–	–	–	(136,828)	–	(136,828)
Distribution of 2018 profit:												
Reserves	–	–	459,895	(459,895)	–	–	–	–	–	–	–	–
Dividends	–	–	(101,912)	–	–	–	–	–	–	(101,912)	–	(101,912)
Interim dividend	–	–	–	(136,747)	136,747	–	–	–	–	–	–	–
Operations with shareholders or owners	–	–	567,668	(596,642)	(81)	5,857	(22,009)	–	–	(45,207)	1,517,180	1,471,973
Balance at 31 December 2019	119,604	910,728	3,009,599	625,146	(136,828)	(49,584)	344,357	–	(903)	4,822,119	2,023,649	6,845,768
Translation differences	–	–	–	–	–	–	(616,886)	–	–	(616,886)	(108,419)	(725,305)
Other comprehensive income	–	–	–	–	–	–	–	–	(252)	(252)	–	(252)
Other comprehensive income / (expense) for the year	–	–	–	–	–	–	(616,886)	–	(252)	(617,138)	(108,419)	(725,557)
Profit/(loss) for the year	–	–	–	618,546	–	–	–	–	–	618,546	90,444	708,990
Total comprehensive income / (expense) for the year	–	–	–	618,546	–	–	(616,886)	–	(252)	1,408	(17,975)	(16,567)
Net change in treasury stock (note 16 (d))	–	–	–	–	–	5,850	–	–	–	5,850	–	5,850
Acquisition / Divestment of non-controlling interests (note 16 (c))	–	–	405,698	–	–			–	–	405,698	(405,698)	–
Other changes	–	–	(13,453)	–	–			–	–	(13,453)	11,687	(1,766)
Distribution of 2019 profit:												
Reserves	–	–	488,318	(488,318)	–	–	–	–	–	–	–	–
Dividends	–	–	(113,230)	–	–	–	–	–	–	(113,230)	–	(113,230)
Interim dividend	–	–	–	(136,828)	136,828	–	–	–	–	–	–	–
Operations with shareholders or owners	–	–	767,333	(625,146)	136,828	5,850	–	–	–	284,865	(394,011)	(109,146)
Balance at 31 December 2020	119,604	910,728	3,776,932	618,546	–	(43,734)	(272,529)	–	(1,155)	5,108,392	1,611,663	6,720,055

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (1) Nature, Principal Activities and Subsidiaries Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). (2) Basis of Presentation The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2020 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2020, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended. These consolidated annual accounts for 2020 show comparative figures for 2019 and voluntarily show figures for 2018 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss and the consolidated balance sheet for 2020, 2019 and 2018, the effects of the application new standards described in note 2 must be taken into account. The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Spanish capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. The Board of Directors of Grifols, S.A. considers that these consolidated annual accounts for 2020 authorized for issue at their meeting held on 19 February 2021, will be approved by the shareholders without any modifications. In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see 1

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Appendix I), for the financial year ended 31 December 2020 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own annual accounts in Ireland. (a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts. Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount. Determination the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3. Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects. Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29. The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(s) and 28). Determination of chargebacks made to certain customers in the United States (see note 4 r) No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30. (b) Basis of consolidation Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2020, 2019 and 2018, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts. 2

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method. Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence, it has been fully consolidated. Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated. Changes in associates and jointly controlled entities are detailed in note 11. Changes in subsidiaries In 2020: Grifols Diagnostic Solutions, Inc. On 30 March 2020, Grifols closed a shares exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols delivered 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange received 1,766 million of SRAAS shares (representing 26.2% of the share capital). Thus, Grifols becomes the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see note 11). Plasmavita Healthcare GmbH On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unaffected after the contribution. However, in assessing the existence of control due to the new shareholders’ agreement signed on this date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3). Alkahest, Inc. On 2 September 2020, the Group reached an agreement with the shareholders of Alkahest Inc. (“Alkahest”) to acquire 57.55% of Alkahest’s shares for a total price of US Dollars 146 million, on a debt free basis (see note 3). Green Cross On 20 July 2020, Grifols executed share purchase arrangements with the South Korean-based GC Pharma (Group) (“GC Pharma”) and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, (the “Factories”) and 11 plasma collection centers located in the United States (“the “Donation Centers”), for a total consideration of US Dollars 457 million, on a debt free basis. Grifols will not require supplementary financing for this Transaction. On 1 October 2020, the transaction was closed (see note 3). VCN Biosciences, S.L. On 2 December 2020, VCN Biosciences, S.L. carried out a share capital increase of Euros 5 million. Consequently, the Group interest rises from 81.34% to 86.83%. In 2019: 3

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Interstate Blood Bank On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory In April 2019, the Group exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies (see note 3). Progenika Biopharma On 24 July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceased to have non-controlling interest (see notes 18 and 16 (c)). Araclon Biotech, SL On 16 April 2019 and 3 December 2019 Araclon Biotech , S.L carried out two share capital increases of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see notes 18 and 16 (c)). Instituto Grifols, S.A. With effect as of 1 January 2019, Instituto Grifols, S.A. and Gri-Cel, S.A. entered into a merger agreement. The surviving company was Instituto Grifols, S.A. In 2018: Biotest US Corporation and Haema AG On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a global amount of US Dollars 538,014 thousand. Scranton is an existing shareholder of Grifols (see note 3). Biotest US Corporation On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission (see note 3). Haema AG On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. The closing of this transaction took place in June 2018 (see note 3). Goetech LLC On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, subscribed a capital increase in the amount of US Dollars 98 million in the U.S company Goetech LLC, based in Denver, Colorado, trading as Medkeeper. As a result, Grifols reached a 54.76% interest in Medkeeper and a majority position on the board of directors. 4

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- **Aigües Minerals de Vilajuïga, S.A.**

On 12 January 2018 the Group acquired the remaining 50% of the voting rights of Aigües Minerals de Vilajuïga, S.A. and consequently Grifols held 100% of the voting rights for a total amount of Euros 550 thousand.

(c) Amendments to IFRS in 2020, 2019 and 2018

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group.

Effective date in 2018

		Mandatory application for annual periods beginning on or after:	
Standards		IASB effective date	EU effective date
IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018
IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	1 January 2018
IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018
IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	1 January 2018
IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	1 January 2018
IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration (issued on 8 December 2016)	1 January 2018	1 January 2018
IAS 40	Amendments to IAS 40: Transfers of Investment Property (issued on 8 December 2016)	1 January 2018	1 January 2018
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016)	1 January 2018	1 January 2018

The application of these standards and interpretations had some impacts on the consolidated annual accounts for the year ended 31 December 2018, which are detailed below:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments was applied on 1 January, 2018 without any restatements of the comparative figures relative for the prior year. The impacts of the first-time adoption, recognized directly in equity, were as follows:

- Classification and measurement of financial assets:

  In general terms, based on the analysis of the new classification based on the business model, the majority of financial assets continued to be measured at amortized cost, the main exception being equity instruments, which are measured at fair value through profit or loss.

- Impairment of financial assets:

5

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) As mentioned in Note 4k, the Group applied the simplified estimated expected loss model to estimate the impairment of “Trade and other receivables”. In this context, the Group defined a methodology to evaluate periodically (annually), firstly, if there are significant variations in the credit risk of the counterparties (commercial customers), to subsequently determine the expected credit loss during the life of the asset considering the low credit risk. At 31 of December 2018, Group management considered that the credit risk for “Trade and other receivables” was low according to the payment behavior of customers, as well as based on the historical experience of credit loss in the Group (2017: 0.19%, 2016: 0.17% and 2015: 0.13%). As a result of applying this methodology, at 31 December 2018, the amount of impairment for estimated loss estimated for “Trade and other receivables” was not significant, nor did it differ significantly from the amount recognized under the impairment model of loss incurred set out in IAS 39. Modification or exchanges of financial liabilities that do not result in derecognition of liabilities - According to the IASB's interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the new modified cash flows, discounted at the original effective interest rate of the liability. IFRS 9 must be applied retrospectively as of 1 January 2018, therefore any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 were recognized in reserves at that date and the comparative period was not re-expressed. Grifols retrospectively calculated the impact of adopting IFRS 9 on the refinancing of its senior debt and unsecured senior corporate notes in 2014 and 2017. As a result of these new calculations, the 2014 refinancing of both debts did not cause the derecognition of the respective liabilities, therefore generating an adjustment to profit and loss in that year. Considering the retroactive adjustment generated in 2014, the 2017 refinancing of senior debt did not result in the derecognition of the financial liability either. However, the refinancing of the unsecured senior corporate notes led to derecognition of the liability as it did not pass the new quantitative test. The adoption of IFRS 9 entailed a positive impact on reserves of Euros 24,636 thousand. Details of the impacts on reserves due to the application of IFRS 9 application are follows: 6

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros		
Senior Unsecured Noted	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	853,667	1,000,000	146,333
Deferred Expenses			(41,035)
Negative Impact in reserves			105,298

	Thousand of Euros		
Senior Secured Debt	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	3,375,157	3,226,244	(148,913)
Deferred Expenses			18,979
Positive impact in reserves			(129,934)

	Thousand of Euros		
Total Impact	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	4,228,824	4,226,244	(2,580)
Deferred Expenses			(22,056)
Positive impact in reserves			(24,636)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a framework that replaces the previous guides on revenue recognition. According to the new criteria, a five-step model should be used to determine the timing and amounts of revenue recognition:

Step 1: Identify the contract.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue.

This new model specifies that revenue should be recognized when (or as) control of the goods or services is transferred from an entity to customers, for the amount the entity expects to be entitled to receive. Depending on whether certain criteria are met, revenue is recognized over time, reflecting that the entity has satisfied the performance obligation, or at a point in time, when control of the goods or services is transferred to customers.

In order to identify the potential impacts of the application of the revenue recognition model according to IFRS15, the Group's internal revenue recognition policies for the different types of contracts with customers (contract groups) were analyzed, identifying the performance obligations, the price of the transaction, its allocation to each performance obligation and the determination of their satisfaction schedule.

The Group assessed that the contractually agreed performance obligations are independent of each other, where each one has an assigned price in the contract (and that represents the independent sale price), and whose income is recognized at the time that the control is transferred (upon of hemoderivative products; diagnostic and hospital products, and equipment) or at the time when the service is rendered.

On the basis of this analysis, no performance obligations were identified whose recognition pattern differed significantly from the income pattern previously applied under IAS 18 (nor does it require new judgments for recognition), concluding that the effect on the consolidated financial statements derived from the application of IFRS 15 was not relevant.

7

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On the other hand, based on the application of IFRS 15, no new assets or liabilities for contracts were identified with respect to those already recognized under the previous regulations, except for those referring to commissions for gaining customers, which amounted to Euros 2,934 thousand at 31 of December 2018, and which were considered as costs of obtaining a contract (not as an asset due to a contract).

Finally, it should be highlighted that no contracts with financing components were identified.

Effective in 2019

		Mandatory application for annual periods beginning on or after:	
Standards		IASB effective date	EU effective date
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments (issued on 7 June 2017)	1 January 2019	1 January 2019
IFRS 9	Prepayment Features with Negative Compensation (issued on 12 October 2017)	1 January 2019	1 January 2019
IAS 28	Long-term interests in Associates and Joint Ventures (issued on 12 October 2017)	1 January 2019	1 January 2019
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017)	1 January 2019	1 January 2019
IAS 19	Plan Amendment, Curtailment or Settlement (issued on 7 February 2018)	1 January 2019	1 January 2019

The application of these standards and interpretations has not had any significant impact on the consolidated annual accounts, except for IFRS 16 "Leases", as follows:

IFRS 16 "Leases"

IFRS 16 brings in a single model for lease accounting by lessees in the statement of financial position. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. Lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing guidance on leases, including IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-Incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease.

The Group adopted IFRS 16 for the first time on 1 January 2019, but did not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules were therefore recognized in the opening balance sheet at 1 January 2019.

On 1 January 2019 there was no impact on equity due to the first-time application of IFRS 16.

The main policies, estimates and criteria for the application of IFRS 16 are as follows:

- Scope: IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for contracts between the Group companies and the cancelable contracts.
- Transition approach: The Group opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group did not re-express the comparative information.
- Discount rates: under IFRS 16, a lessee discounts the future lease payments using the interest rate implicit in the lease if that rate can be readily determined. Otherwise, the lessee uses the incremental borrowing rate.

8

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan over a similar term, and with similar security, to obtain an asset of a similar value to the right–of-use asset.

At 31 December 2020, an incremental effective interest rate has been applied and varies from 1.55% to 7.21% depending on the geographical area and the term of the lease agreement at the transition date (2.07% to 8.18% at 31 December 2019).

- The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

  The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below:

	Average lease term
Buildings and warehouses	10 to 15 years
Donor centers	13 to 15 years
PCs and hardware	3 to 5 years
Machinery	4 to 5 years
Vehicles	3 to 5 years

  The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions.

- Accounting policies applied during transition: The Group has employed the following practical expedients when applying the simplified method to leases previously carried as operating leases under IAS 17 Leases:

  - Non-application of IFRS 16 to agreements that were not previously deemed to contain a lease under IAS 17 and IFRIC 4 "Determining whether an arrangement contains a lease".
  - Exclusion of the initial direct costs from the measurement of the right-of-use asset on the date of first-time adoption.
  - Exclusion of leases that expire within 12 months as from the date of first-time adoption.
  - Exclusion of leases in which the underlying asset has a low value.

The reconciliation of lease liabilities for buildings and warehouses in relation to leases which had previously been classified as operating leases under IAS 17 (related to non-cancelable agreements and renewals) and lease liabilities under IFRS 16 at 1 January 2019 is as follows:

	01/01/2019
	Thousands of Euros
Operating lease commitments existing as at 31 December 2018	400,579
Periods covered by an option to extend the lease by the Group	579,261
Discounting using the Group's incremental borrowing rate	(311,116)
finance lease liabilities recognised as at 31 December 2018	1,395
Short-term leases recognised on a straight-line basis as expense	(4,822)
Others	(349)
Lease liability recognised as at 1 January 2019	664,948

The Group's activities as a lessor are immaterial, and therefore the application of IFRS 16 did had a significant impact on the consolidated annual accounts.

9

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

IFRIC 23 - "Uncertainty in the treatment of income taxes"

IFRIC 23 "Uncertainty in the treatment of income taxes" clarifies how to apply the recognition and measurement requirements of IAS 12 "Income taxes" when there is uncertainty as to the treatment of income taxes. In this situation, an entity reflects the effect of uncertainty when determining taxable earnings, tax bases, unused tax losses, unused tax credits and tax rates.

Grifols did not identify significant uncertain tax lawsuits, and consequently the application of the criteria contained in the mentioned interpretation did not have a significant impact on Grifols for fiscal year 2019. This evaluation consisted of a review of the criteria applied to estimate income tax and the tax loss carryforwards and deductions to be offset, and it was determined that these comply substantially with the current tax regulations where Grifols operates. In this evaluation, it was considered that the deferred tax assets, mainly for tax credits for tax losses carryforwards and deductions to be offset, is the main line item that includes assumptions and uncertainties to estimate their recognition (see note 28(b)). The recognition and/or recoverability of such assets is based on the ability to generate future taxable profits. In this analysis, the following assumptions are considered:

- Future taxable income based on the economic plans and budgets approved for the various Grifols Group companies,
- Tax regulation of the different countries in which they operate,
- Scheduled calendar for reversal of deferred tax liabilities.

In this regard, the Group estimated that of the total amount of tax credits for tax losses recognized in the balance sheet as of December 31, 2019 amounting Euros 60.7 million, about Euros 48 million will be recovered in a period of less than 5 years. In relation to the unused deductions , mainly for R&D and donations to non-profit entities, practically the entire amount will be applied in seven years.

Finally, a scenario of discrepancies with the taxation authorities that imply the need to make significant adjustments to the tax result or the balances of assets and/or liabilities related to the income tax was considered unlikely based on our experience of the different tax inspections carried out in the different jurisdictions where Grifols operates.

Effective in 2020

		Mandatory application for annual periods	
Standards		EU effective date	IASB effective date
IAS 1 IAS 8	Definition of Material (issued on 31 October 2018)	1 January 2020	1 January 2020
Various	Amendments to references to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)	1 January 2020	1 January 2020
IFRS 3	Amendment to IFRS 3 Business Combination (issued on 22 October 2018)	1 January 2020	1 January 2020
IFRS 9 IAS 39 IFRS 7	Interest rate Benchmark Reform (issued on 26 September 2019)	1 January 2020	1 January 2020
IFRS 16	As a consequence of the Covid 19 - Related Rent concessions (issued on 28 May 2020)	1 June 2020	1 June 2020

10

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Standards issued but not effective in 2020

Standards		Mandatory application for annual periods EU effective date	IASB effective date
IFRS 4	Amendments to IFRS 4 Insurance Contracts - deferral to IFRS 19 (issued on 25 June 2020)	1 January 2021	1 January 2021
Various	Amendments on 14 May 2020 to: - IFRS 3 Business combinations: references to the Conceptual Framework - IAS 16 Property, Plant and equiment: proceeds before Intended Use - IAS 37 Provisions, Contigent Liabilities and Contigent Assets: Onerous contracts - Cost of Fulfilling a contract - Annual improvements 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41	pending	1 January 2022
Various	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	pending	1 January 2021
IFRS 17	Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)	pending	1 January 2023
IAS 1	Classification of Liabilities as Current or Non-Current (issued on 23 January 2020)	pending	1 January 2023

The Group has not applied any of these standards or interpretations in advance of their effective date. The application of these standards and interpretations is not expected to have any significant impact on the consolidated annual accounts.

(3) Business Combinations

2020

(a) Plasmavita

In November 2017, Grifols established Plasmavita Healthcare GmbH (hereinafter Plasmavita), a joint venture between Grifols (50%) and two other partners (50%) for the construction and operation of 10 plasma donor centers in Germany.

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, in assessing the existence of control due to new shareholder agreement signed on this date, the following has been concluded:

- Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Plasmavita and the distribution of dividends. Grifols has the power to make key business decisions.
- Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee.
- Grifols has the casting vote to distribute dividends.

Considering the above, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

11

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
Consideration paid	
Cash paid	10,000
Total consideration paid	10,000
Fair value of the previous investment in the company	10,674
Fair value of net assets acquired	21,374
Minority interest	(10,687)
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	9,987

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value Thousand of Euros
Intangible assets (note 8)	177
Rights of use (note 9)	7,856
Property, plant and equipment (note 10)	6,506
Investment in group companies	9,548
Non-current financial assets	5,017
Inventories	1,114
Trade and other receivables	811
Other current assets	333
Cash and cash equivalents	359
Total assets	31,721
Deferred tax liabilities	(1,364)
Other non current liabilites	(7,575)
Current liabilities	(1,408)
Total liabilities and contingent liabilities	(10,347)
Total net assets acquired	21,374

The resulting goodwill has been allocated to the Bioscience segment, and it includes the donor data base, licenses and workforce

If the acquisition had taken place on 1 January 2020, the net amount of the Group´s revenue and profit would not have differed significantly.

The revenue and consolidated profit of Plasmavita between the acquisition date and 31 December 2020 are not significant for the Group. The difference between the fair value of the previous investment and the book value amounted to Euros 5,357 thousand and has been recognized as income under "Profit/(loss) of equity accounted investees with similar activity to that of the Group" in the consolidated statement of profit and loss. The minority interest's share of the contribution made amounts to Euros 5 million and has been recognized as a loss under the same line item.

(b) Alkahest, Inc.

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. ("Alkahest") for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities. As part of the agreement, the Group had:

12

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Alkahest and the distribution of dividends. Grifols has the power to decide on key business decisions.
- Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee.

Considering the above, it can be concluded that Grifols has control over Alkahest and, therefore, it is considered part of the group and it has been fully consolidated. Until that date, the previous 42.45% stake in Alkahest was recorded using the equity method. The difference between the fair value of the previous investment and the book value amounted to Euros 86,743 thousand (US Dollars 102,552 thousand) and was been recognized as income under "Profit/(loss) of equity accounted investees" in the consolidated statement of profit and loss.

On 15 October 2020, and as a result of the aforementioned share purchase agreement, Grifols proceeded to acquire 57.55% of the capital of Alkahest. After the transaction, the Group owns 100% of the company's share capital. Given that Grifols already had control of Alkahest, the transaction has been recorded as an agreement with the non-controlling interest, which has meant the recognition of a liability at amortized cost of Euros 121,149 thousand (US Dollars 143,706 thousand) and a decrease in "Non-controlling interests" in the amount of Euros 121,486 thousand (US Dollars 143,307 thousand), net of recorded losses and "Other reserves "in the amount of Euros 337 thousand (US Dollars 399 thousand).

At 31 December 2020, the amount payable totals Euros 100,492 thousand and is presented under the line item "Current financial liabilities". This amount has been settled on February 1, 2021(see note 21).

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousand of Euros	Thousand of US Dollars
Cost of the business combination		
First repurchase of non-controlling interests	18,797	22,235
Second repurchase of non-controlling interests (discounted amount)	104,628	123,765
Total business combination cost	123,425	146,000
Fair value of the previous investment in the company	91,023	107,671
Fair value of net assets acquired	140,076	165,696
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	74,372	87,975

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

13

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Fair Value	
	Thousand of Euros	Thousand of US Dollars
Other Intangible Assets (note 8)	265,617	314,198
Property, plant and equipement (note 10)	4,970	5,879
Other non current assets	178	210
Trade and other reeceivables	2,552	3,019
Other current assets	1,610	1,904
Cash and cash equivalents	7,563	8,946
Total assets	282,489	334,156
Non-current financial liabilities	(42,269)	(50,000)
Deferred tax liability	(74,372)	(87,975)
Other non-current liabilities	(19,644)	(23,237)
Trade and other payables	(1,863)	(2,204)
Other current liabilities	(4,264)	(5,044)
Total Liabilities	(142,413)	(168,460)
Fair value of net assets acquired	140,076	165,696

The resulting goodwill has been allocated to the Others segment and it mainly includes the workforce.

The fair value of research and clinical development projects in process that include products for neurodegenerative disorders, neuromuscular and ophthalmologic diseases has been estimated according to an income approach based on risk-adjusted discounted free cash flows.

Had the acquisition taken place on 1 January 2020, the net amount of the Group´s revenue would not have changed significantly and the net profit would have decreased by Euros 30,045 thousand. The profit of Alkahest between the acquisition date and 31 December 2020 amounted to Euros (12,317) thousand. The amount of net revenue has not changed significantly.

(c) Green Cross

On 20 July 2020, Grifols signed share purchase arrangements with the South Korean based GC Pharma Group and other investors for the acquisition of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, and 11 plasma collection centers located in the United States, for a total consideration of Euros 387,917 thousand (US Dollars 457,160 thousand), on a debt free basis. On 1 October 2020, the transaction was closed.

The consideration was paid with Grifols' own cash resources, and at the close of the Transaction certain equity, working capital and cash targets were guaranteed.

The factories are currently in the process of obtaining the required licenses and regulatory approvals from the competent health authorities for the manufacturing of plasma-derived products. When licensed and approved, Grifols will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 M liters.

Grifols plans to be ready to manufacture IVIG and Albumin at the factories to be able to supply the Canadian market starting in 2023.

The collection centers achieved a collection volume of 350,000 liters of plasma in 2019.

14

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Upon the consummation of the Transaction, and by means of a plasma supply agreement, the Group has also committed to supplying certain output of plasma arising out of the collection centers to GC Pharma for a 24-month period.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousand of Euros	Thousand of US Dollars
Cost of the business combination		
Cash paid	387,917	457,160
Total business combination cost	387,917	457,160
Fair value of net assets acquired	203,175	239,442
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	184,742	217,718

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value	
	Thousand of Euros	Thousand of US Dollars
Other Intangible assets (note 8)	2,011	2,370
Rights of Use (note 9)	11,642	13,720
Property, plant and equipement (note 10)	173,295	204,228
Deferred tax assets	28,616	33,724
Non-current assets	122	144
Inventories	2,999	3,534
Trade and other receivables	3,484	4,106
Other current assets	943	1,111
Cash and cash equivalents	6,053	7,133
Total assets	229,164	270,070
Non-current financial liabilities	(13,150)	(15,497)
Defererd Tax Liabilities	(868)	(1,023)
Current financial liabilities	(797)	(939)
Trade and other payables	(11,174)	(13,169)
Total liabilities	(25,989)	(30,628)
Total activos netos adquiridos	203,175	239,442

The resulting goodwill was allocated to the Bioscience segment, and it includes the donor data base, current licenses and future authorizations and workforce

Had the acquisition taken place on 1 January 2020, the net amount of the Group´s revenue would have increased by Euros 31,197 thousand and the net profit would have decreased by Euros 32,423 thousand. The revenue and profit of Green Cross between the acquisition date and 31 December 2020 amounted to Euros 4,625 thousand and Euros (5,023) thousand respectively.

15

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2019

(a) Acquisition of assets used in plasma donor centers

On 31 May 2019 the Group, through its subsidiary Haema AG, acquired four plasma donor centers from Kedplasma, GmbH. The agreed purchase price was Euros 20,500 thousand.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros
Cost of the business combination	
Payment in cash	20,500
Total business combination cost	20,500
Fair value of net assets acquired	1,620
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	18,880

The resulting goodwill was allocated to the Bioscience segment and it included the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly included property, plant and equipment amounting to Euros 1,396 thousand.

(b) Acquisition of Interstated Blood Bank, Inc. Group

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) ("IBBI Group"), with headquarters in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group exercised the call option and has completed the acquisition of the remaining shares of the IBBI group companies.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid		
Cash paid	88,984	100,000
Total consideration paid	88,984	100,000
Fair value of the previous investment in the company	94,126	105,779
Fair value of the call option	8,898	10,000
Fair value of net assets acquired	19,345	21,744
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	172,663	194,035

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

16

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 8)	77	87
Property, plant and equipment (note 10)	23,724	26,661
Inventories	10,271	11,543
Trade and other receivables	12,080	13,575
Other current assets	2,015	2,265
Cash and cash equivalents	1,961	2,204
Total assets	50,128	56,335
Non-current liabilities	(10,233)	(11,500)
Current liabilities	(20,550)	(23,091)
Total liabilities and contingent liabilities	(30,783)	(34,591)
Total net assets acquired	19,345	21,744

The resulting goodwill was allocated to the Bioscience segment.

The difference between the fair value of the previous investment and the book value amounts to Euros 4,521 thousand and was recognized as an income in section "Share of income/(losses) of equity accounted investees with group's similar activity" in the consolidated statement of profit or loss. Had the acquisition taken place on 1 January 2019, the net amount of the Group's revenue would have increased by Euros 10,146 thousand and profit would have decreased by Euros 1,436 thousand.

IBBI's net revenue and profit between the acquisition date and 31 December 2019 amounted to Euros 13,364 thousand and Euros 280 thousand, respectively.

2018

(a) Acquisition of assets used in centers from Kedplasma

In August and December 2018, the Group, through its company Biomat USA, Inc., acquired six donor centers from Kedplasma LLC. The purchase price agreed was Euros 20,939 thousand and Euros 21,841 thousand, respectively.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination		
Payment in cash	42,780	50,163
Total business combination cost	42,780	50,163
Fair value of net assets acquired	5,042	5,787
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	37,738	44,376

The resulting goodwill was allocated to the Bioscience segment and it included the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly included property, plant and equipment amounting to Euros 4,942 thousand.

17

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Biotest Acquisition

On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission. Grifols acquired the shares from Biotest Divestiture Trust.

Biotest USA owns a plasma collection business in the USA with 24 plasma collection centers throughout the territory. In fiscal year 2017, it obtained approximately 850,000 liters of plasma.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Total business combination cost	245,126	286,454
Fair value of net assets acquired	114,463	133,761
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	130,663	152,693

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Cash and cash equivalents	5,876	6,867
Trade and other receivables	15,114	17,663
Inventories	18,235	21,309
Other assets	2,438	2,849
Intangible assets	19,511	22,800
Goodwill	5,571	6,510
Property, Plant and equipment	22,190	25,931
Deferred tax assets	33,917	39,635
Financial assets	10,975	12,825
Total assets	133,827	156,389
Trade and other payables	(5,322)	(6,219)
Other liabilities	(4,249)	(4,965)
Deferred tax liability	(4,878)	(5,700)
Long-term liabilities	(4,915)	(5,744)
Total liabilities and contingent liabilities	(19,364)	(22,628)
Total net assets acquired	114,463	133,761
Goodwill	130,663	152,693
Total business combination cost	245,126	286,454

The resulting goodwill was allocated to the Bioscience segment.

Had the acquisition taken place on 1 January 2018, the net amount of the Group´s revenue and profit would have increased by Euros 90,216 thousand and Euros 5,592 thousand, respectively.

18

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The revenue and profit of Biotest between the acquisition date and 31 December 2018 amounted to Euros 73,747 thousand and Euros 7,473 thousand, respectively. On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a total of US Dollars 538,014 thousand (see note 1). Scranton is an existing shareholder of Grifols (see note 31). The sale of Biotest and Haema to Scranton took place for the same price, at the December 2018 US Dollar/Euro exchange rate, and under the same terms and conditions existing when Grifols acquired both companies. The sale of Biotest and Haema did not result in a loss of control for the Group. In assessing the existence of control, Grifols considered the potential voting rights to determine whether it had power and therefore control. The Group holds potential voting rights arising from the repurchase options of the shares and they are substantive, based on the following: The sale contract includes a call option for Grifols which grants the irrevocable and exclusive right (not an obligation) to be able to acquire the shares sold to Scranton (both at the same time) at any time from the effective date of sale. The purchase option has been negotiated jointly in the same sale agreement of the entities. The price of exercising the call option will be equal to the higher of: a) the price at which Grifols sold them plus costs incurred in the transaction and plus the increase in working capital and (b) the amount of debt that Scranton owns related to this acquisition at the date on which Grifols exercises the option (principal plus interest plus any other cost to be able to cancel said loan). Considering that the projections for the entities are for growth and an improvement in their results is expected, it is concluded that said call option is "in the money" since their market price is estimated to be higher than that agreed in the call option. Even if a nullity clause on the call option is included in the case of default by the buyer (standard clause included in financing agreements), it has been considered remote since Grifols will have the capacity to exercise said call option in the remediation period of 90 days. There are no agreements between shareholders that establish that the relevant decisions are approved in a different manner than by majority vote. There is a commitment from Grifols to provide support services in the plasma collection business of the donation centers for their subsequent sale and thus ensure that these companies will continue to operate effectively, as well as ensuring the continuity and growth of said entities. Likewise, there is a "Plasma Supply Agreement" agreement whereby the plasma to be produced by these entities will be almost entirely to meet the needs of Grifols. There is no exclusivity of sale. The aforementioned are indicators of Grifols' power over these entities, even after their sale, considering that the repurchase options are susceptible to being exercised and Grifols would have the financial capacity to carry them out. Consequently, the sale of the entities did not result in a loss of control, which is why the entities continue to consolidate, recording the sale as a transaction in equity without any impact on the consolidated statements of profit and loss. (c) Haema AG On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of the German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. This transaction was closed in June 2018. As a result of this acquisition Grifols acquired Haema’s business, based on the collection of plasma for fractionation, which includes 35 plasma collection centers located throughout Germany, and three more centers under construction at the acquisition date. Haema AG’s headquarters are located in Leipzig and measure 19

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

approximately 24,000 m² (which include administration, production, storage and power station buildings) and it also has a central laboratory in Berlin.

Haema AG employs about 1,100 people and collected almost 800,000 liters of plasma in the preceding financial year, coming from approximately 1 million donations.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros
Total business combination cost	220,191
Fair value of net assets acquired	49,057
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	171,134

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value
	Thousands of Euros
Cash and cash equivalents	7,727
Trade and other receivables	10,321
Inventories	5,535
Other assets	836
Intangible assets	1,518
Property, Plant and equipment	25,407
Total assets	51,344
Trade and other payables	(1,795)
Contingent liabilities	(492)
Total liabilities and contingent liabilities	(2,287)
Total net assets acquired	49,057
Goodwill	171,134
Total business combination cost	220,191

The resulting goodwill was allocated to the Bioscience segment.

Had the acquisition taken place on 1 January 2018, the net amount of the Group's revenue would have increased by Euros 39,517 thousand and the Group's profit would not have changed significantly.

The revenue and profit of Haema AG between the acquisition date and 31 December 2018 amounted to Euros 46,758 thousand and Euros 53 thousand, respectively.

On 28 December 2018, Grifols sold Haema AG to Scranton Enterprises B.V (see note 3 (b) for further details).

(d) Goetech, LLC Acquisition ("MedKeeper")

On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, subscribed a capital increase for an amount of US Dollars 98 million in the U.S company Goetech LLC, with headquarters in

20

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Denver, Colorado, and trading as Medkeeper. As a result of this transaction, Grifols held a 51% interest in Medkeeper and also held a majority position on the board of directors.

The acquisition agreement included the repurchase of own shares by Medkeeper from the non-controlling shareholder in the amount of US Dollars 14 million (in 2 business days) and US Dollars 20 million (in two years) (see note 21(d)). The agreement grants a call option to Grifols to acquire the remaining non-controlling stake for a term of three years and Medkeeper has a put option to sell this stake to Grifols, which may be executed at the end of the three-year period.

As the non-controlling shareholders did not have access to the economic rewards associated with the underlying ownership interests related to shares under the put and call commitment, we the advance-acquisition method was applied. Under this method the agreement was recognized as an advance acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

Medkeeper's core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the processes, control systems and monitoring different preparations, while increasing patient safety.
This investment enhances the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination		
First repurchase of non-controlling interests	11,475	14,000
Second repurchase of non-controlling interests (discounted amount)	14,952	18,241
Purchase of remaining non-controlling interests	42,998	52,458
Total business combination cost	69,425	84,699
Fair value of net assets acquired	14,104	17,207
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	55,321	67,492

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Intangible assets	30,561	37,285
Property, Plant and equipment	67	82
Other non-current assets	2,350	2,867
Other current assets	4,453	5,433
Total assets	37,432	45,667
Non-current liabilities	(2,186)	(2,667)
Current liabilities	(7,711)	(9,407)
Deferred tax liability	(13,431)	(16,386)
Total liabilities and contingent liabilities	(23,328)	(28,460)
Total net assets acquired	14,104	17,207

The resulting goodwill was allocated to the Hospital segment.

Had the acquisition taken place on 1 January 2018, the net amount of the Group's revenue and profit would not have changed significantly.

21

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The revenue and profit of Goetech LLC between the acquisition date and 31 December 2018 amounted to Euros 9,210 thousand and Euros 1,778 thousand, respectively. (e) Aigües Minerals de Vilajuïga, S.A. On 1 June 2017 the Group acquired of 50% of the voting rights in Aigües Minerals de Vilajuïga, S.A. a company based in Vilajuïga, Girona, Spain. On 12 January 2018 the Group acquired the remaining 50% of the voting rights and consequently Grifols holds 100% of the voting rights for a total amount of Euros 550 thousand. Aigües Minerals de Vilajuïga, S.A.’s principal activity is the collection and use of mineral-medicinal waters and the procurement of all necessary administrative concessions in order to facilitate the extraction of these waters and find the best way to exploit them. (4) Significant Accounting Policies (a) Subsidiaries and associates Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for its involvement in the subsidiaries when the returns obtained vary depending on the economic performance of the subsidiaries. The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost. Transactions and balances with Group companies and unrealized gains or losses have been eliminated upon consolidation. The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances. The annual accounts of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the annual accounts of the Company. Associates are entities over which the Company, either directly or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence. Investments in associates are initially recognized at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions. Subsequently, investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognized as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is 22

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) recognized as income when determining the investor’s share of the profit and loss of the associate for the year in which it was acquired. The accounting policies of associates have been harmonized in terms of timing and measurement, applying the policies described for subsidiaries. The Group’s share of the profit and loss of an associate from the date of acquisition is recognized as an increase or decrease in the value of the investments, with a credit or debit to share of the profit and loss for the year of “equity-accounted investees” in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognized as an increase or decrease in the investments in associates with a balancing entry recognized by type in other comprehensive income. The distribution of dividends is recognized as a decrease in the value of the investment. The Group’s share of profit and loss, including impairment losses recognized by the associates, is calculated based on income and expenses arising from application of the acquisition method. When the Group's share of the losses in an investment accounted for using the equity method equals or exceeds its interest in the entity, the Group does not recognize additional losses, unless it has incurred in obligations or made payments on behalf of the other entity. The Group’s share of the profit and loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates. Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I. (b) Business combinations On the date of transition to IFRS-EU, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date. The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010. The Group applies the acquisition method for business combinations. The acquisition date is the date on which the Group obtains control of the acquiree. The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree. The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized. At the acquisition date the Group recognizes at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognizes indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification 23

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount. This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights. Assumed assets and liabilities are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts. The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss. When a business combination has been provisionally determined, net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period. The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognized in consolidated profit and loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard. (c) Non-controlling interests Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognized at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognized at the proportional part of the equity of the subsidiaries at the date of first consolidation. Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit and loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The consolidated profit and loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries. Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a 24

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognized as a separate transaction. The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognized as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognized in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognized at their share of the net consolidated assets, including goodwill. (d) Joint arrangements Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers. Under IFRS 11 "Joint arrangements" investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than on the legal structure of the joint agreement. Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated balance sheet. The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates. (e) Foreign currency transactions and balances (i) Functional and presentation currency The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent. (ii) Foreign currency transactions, balances and cash flows Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined. In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognized separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. 25

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (iii) Translation of foreign operations The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria: Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date; Income and expenses, including comparative amounts, are translated using the previous month's exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction; Translation differences resulting from application of the above criteria are recognized in other comprehensive income. (f) Borrowing costs In accordance with IAS 23 “Borrowing Costs”, the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group. The Group begins capitalizing borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalizing borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalization of borrowing costs is suspended when active development is interrupted for extended periods. The remaining interest costs are recognized as an expense in the year in which they are incurred. (g) Property, plant and equipment (i) Initial recognition Property, plant and equipment are recognized at cost, less accumulated depreciation and any accumulated impairment losses. Land is not subject to depreciation. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss. (ii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset. Property, plant and equipment are depreciated using the following criteria: 26

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Dep reciation method Rates Buildings Other p rop erty , technical equip ment and machinery Other p rop erty , p lant and equip ment Straight line Straight line Straight line 1% - 3% 4%-10% 7% - 33% The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iii) Subsequent recognition Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred. Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (iv) Impairment The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(j) below. (h) Intangible assets (i) Goodwill Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations. Goodwill is not amortized, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains and losses on the sale of an entity include the carrying amount of the goodwill related to the entity sold. (ii) Internally generated intangible assets Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred. Costs related with development activities are capitalized when: The Group has technical studies that demonstrate the feasibility of the production process; The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use; The asset will generate sufficient future economic benefits; The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, 27

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

modifications and the expenditure actually attributable to the different projects.

The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit and loss.

Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(iii) *Other intangible assets*

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv) *Intangible assets acquired in business combinations*

The cost of the identifiable intangible assets acquired in Biotest's business combination includes the fair value of the current contracts.

The cost of identifiable intangible assets acquired in the business combination of Hologic includes the fair value of the R&D projects and the Intellectual Property-Patents.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

The cost of identifiable intangible assets acquired in the Progenika business combination includes the fair value of currently marketed products sold and which are classified under "Other intangible assets" and "Research and Development".

The cost of identifiable intangible assets acquired in the Talecris business combination includes the fair value of currently marketed products sold and which are classified under "Other intangible assets".

(v) *Useful life and amortization rates*

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates
Development expenses	Straight line	10%
Concessions, patents, licences, trademarks and similar	Straight line	4% - 20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3% - 10%

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GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (i) Leases The Group changed its accounting policies in relation to leases when it is a lessee as a result of adopting IFRS 16. The new policy is described in note 2(c) and the impact of the change in note 2 (c) and 9. (i) Definitions Lease contracts A lease contract is a contract that fulfills the following conditions: There is an identified asset explicitly specified in the contract or implicitly specified when it is made available for use by the Group. When the asset is a portion of an asset’s capacity it could also be an identified asset if it is physically distinct (a floor of a building, a storage location in a warehouse) or the Group has the right to receive substantially all its of capacity. The lessee has the right to direct the use of the identified asset that means the right to determine how and for what purpose the asset will be used. The lessee has the right to obtain all the economic benefits from that use throughout the period of use. Non-lease contracts Even if an asset is specified in the contract, if the lessor has a substantive substitution right throughout the period of use, the asset is not identified and the contract does not contain a lease. When the lessee does not have the right to control the use of the asset, the contract does not contain a lease. Non-lease contracts are not under this policy and the accounting treatment will be that of a service contract (usually recognized as an expense). (ii) Accounting policies Lease contracts, where the Group acts as lessee, will be recognized at inception of the contract as: A lease liability representing its obligation to make future lease payments and, A right of use representing its right to use the identified asset. Exception: lease contracts that fulfill any of the following conditions will be recognized as monthly expense over the lease term: For lease contracts where the lease term is 12 months or less at the commencement date. For lease contracts where the value of the leased asset (individually), when new, is lower than US Dollars 5,000 or its equivalent in another currency. Lease liability Initial measurement The lease liability corresponds to the present value of the lease payments during the lease term using the interest rate implicit in the lease or, if this cannot be readily determined, the incremental borrowing lending rate, as follows: 29

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Lease payments Only lease components included in the lease contract are part of the liability calculation: - Fixed payments, less any lease incentives receivable; - Variable lease payments that depend on a known index or a rate; - The exercise price of the purchase option if the lessee is reasonably certain to exercise that option; - Any amount already paid at the contract commencement date must not be included. Non-lease components that could be included in a lease contract (e.g. maintenance services, electricity, water, gas and other services such as surveillance, cleaning, etc.) are not part of the lease liability and must be recognized as an expense as soon as the service is rendered to Grifols using the corresponding account according to its nature. Lease term The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral option to extend or terminate the lease and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account. The lease liability is calculated at the present value of the future lease payments during the lease term, using an incremental discount rate, except for those contracts in which the implicit interest rate is used because it is specifically mentioned in the contract. Discount rate Under IFRS 16, a lessee shall discount the future lease payments using the lease implicit interest rate if this can be reliably determined. Otherwise, the lessee shall use the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan of a similar term, and with a similar security, to obtain an asset of similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate is determined considering the following criteria: - - - - - Geographical areas Financial terms Lease contracts terms Reference rate: Risk free rate Financing spread Subsequent measurement Subsequently, the lease financial liability will be increased by the interest on the lease liability and reduced by the payments made. The liability will be remeasured if there are changes in the amounts payable and the lease terms. Lease liabilities will: Increase the carrying amount to interest on the lease liability; Reduce the carrying amount to reflect the lease payments made; and Remeasure (increase or reduce) the carrying amount to reflect any reassessment or lease modifications. The balancing entry will be a lease expense for retrospective lease payments or right-of-use-assets for future lease payments. The discount rate to be used depends on the event causing the reassessment or modification. 30

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Right-of-use asset (ROU asset) Initial measurement ROU assets are initially measured at cost, which comprises: The amount of the initial measurement of the lease liability, Any lease payments made to the lessor at or before the commencement date, Estimated costs to dismantle or to remove the underlying asset, Less any discount or incentive received from the lessor. Subsequent measurement The ROU asset is measured at cost, less any accumulated depreciation and any accumulated impairment losses. Net book value of the ROU asset must be adjusted as for any re-measurement of the lease liability. Depreciation method and useful life Depreciation method: straight-line basis. Depreciation starts at the lease commencement date (when the asset is available for use). Useful life: If the purchase option is reasonably certain to be exercised: Useful life of the underlying asset. Otherwise: The earlier of the end of the useful life of the right-of-use asset or the end of the lease term. (j) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount. The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired. The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated, where applicable, based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset. Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero. 31

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset. A reversal of an impairment loss is recognized in consolidated profit and loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized. A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortization or depreciation, had no impairment loss been recognized. (k) Financial instruments (i) Classification of the financial instruments Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments indicated in IAS 32 “Financial instruments: Presentation”. For purposes of its valuation, the Group classifies financial instruments in the categories of financial assets and financial liabilities at fair value through profit or loss, separating those initially designated from those held for trading or mandatorily measured at fair value through profit or loss, financial assets and financial liabilities valued at amortized cost and financial assets measured at fair value through other comprehensive income, separating the equity instruments designated as such, from other financial assets. The classification depends on the Group's business model to manage the financial assets and the contractual terms of the cash flows. The Group classifies a financial asset at amortized cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP). The Group classifies a financial asset at fair value through changes in other comprehensive income, if it is maintained in the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and the contractual conditions of the financial asset give rise to, at specified dates, to cash flows that are OPIP. The business model is determined by the key personnel of the Group and at a level that reflects the way in which they jointly manage groups of financial assets to achieve a specific business objective. The Group's business model represents the way in which it manages its financial assets to generate cash flows. Financial assets that are part of a business model whose objective is to hold assets to receive contractual cash flows are managed to generate cash flows in the form of contractual collections during the life of the instrument. The Group manages the assets held in the portfolio to receive these specific contractual cash flows. To determine whether cash flows are obtained through the collection of contractual cash flows from financial assets, the Group considers the frequency, value and timing of sales in prior years, the reasons for those sales and expectations in relation to with the future sales activity. However, the sales themselves do not determine the business model and, therefore, cannot be considered in isolation. Instead, it is the information on past sales and future sales expectations that provides indicative data on how to achieve the stated objective of the Group with respect to the management of financial assets and, more specifically, the way where cash flows are obtained. 32

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) For assets measured at fair value, losses and gains will be recognized in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, it will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for investments in equity at fair value through other comprehensive income (COCI). The Group reclassifies investments in debt when and only when its business model to manage those assets changes. (ii) Measurement At the time of initial recognition, the Group values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results. In order to determine the fair value of financial assets or liabilities, the Group uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following levels: Level 1: quoted prices (unadjusted) within current markets for assets or liabilities identical to those under consideration. Level 2: factors other than the prices considered in Level 1 that come directly from the asset or liability in question, such as those that may derive directly from the price. Level 3: factors not based on data directly from the market. In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy. (iii) Offsetting principles A financial asset and a financial liability are offset only when the Group has the legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. (iv) Financial assets and liabilities at fair value through profit or loss Financial assets or liabilities at fair value through profit or loss are those that are classified as held for trading or have been designated from the moment of initial recognition. A financial asset or liability is classified as held for trading if: • It is acquired or incurred mainly for the purpose of selling it or repurchasing it in the near term. • On initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or • It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument. Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value. Transaction costs directly attributable to the purchase or issue are recognized as an expense as incurred. After initial recognition, they are recognized at fair value through profit or loss. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means. 33

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group does not reclassify any financial asset or liability to or from this category as long as it is recognized in the consolidated statement of financial position. (v) Financial assets at amortized cost Financial assets at amortized cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently measured at amortized cost, using the effective interest method. (vi) Debt instruments The subsequent valuation of the debt instruments depends on the Group's business model to manage the asset and the characteristics of the cash flows of the asset. The Group's debt instruments consist mainly of trade and other receivables, which the Group classifies as financial assets at amortized cost. Financial assets at amortized cost are assets that the Group holds for the collection of contractual cash flows when these cash flows represent only payments of principal and interest, and are valued at amortized cost. Interest income from these financial assets is included in finance income in accordance with the effective interest rate method. (vii) Equity instruments The Group holds financial assets owned, mainly equity instruments, which are measured at fair value. When Group management has chosen to present the gains and losses on the fair value of the equity investments in other comprehensive income, after the initial recognition, the equity instruments are measured at fair value, recognizing the loss or gain in other comprehensive income. The amounts recognized in other comprehensive income are not subject to reclassification to profit or loss, without prejudice to reclassification to reserves at the time when the instruments are derecognized. Dividends from such investments continue to be recognized in income for the year as other income when the Group's right to receive payments is established. (viii) Impairment As of 1 January 2018, the Group evaluates, on a prospective basis, the expected credit losses associated with its debt instruments recorded at amortized cost. The Group uses the practical expedients permitted by IFRS 9 to assess the expected credit losses related to commercial accounts using a simplified approach, eliminating the need to evaluate when there has been a significant increase in credit risk. The simplified approach requires that the expected losses be recorded from the initial recognition of receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument. The practical expedient applied is the use of a provision matrix based on the segmentation into groups of homogeneous assets, applying the historical information of percentages of non-payment for said groups and applying reasonable information about the future economic conditions. The percentage of non-payment is calculated according to the current experience of non-payment during the last year, as it is a very dynamic market and is adjusted for the differences between current and historical economic conditions and considering projected information, which is reasonably available. (ix) Derecognition of financial assets The Group applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets. Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards derived from their ownership. 34

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (x) Financial liabilities at amortized cost Financial liabilities, including trade payables and other accounts payable, that are not classified at fair value through profit or loss, are initially recognized at their fair value, less, if applicable, the transaction costs that are directly attributable to the issue. Subsequent to the initial recognition, liabilities classified under this category are valued at amortized cost using the effective interest rate method. (xi) Derecognition and modification of financial liabilities The Group derecognizes a financial liability or part thereof when it has complied with the obligation contained in the liability, or is legally exempt from the main liability contained in the liability, either by virtue of a judicial process or by the creditor. The Group considers that the conditions are substantially different if the present value of the discounted cash flows under the new conditions, including any commission paid net of any commission received, and using the original effective interest rate to make the discount, differs at least at 10 percent of the discounted present value of the cash flows that still remain of the original financial liability. If the exchange is recorded as a cancellation of the original financial liability, the costs or commissions are recognized in consolidated results forming part of the result of the same. Otherwise, the costs or commissions adjust the carrying amount of the liability and are amortized by the amortized cost method during the remaining life of the modified liability. The Group recognizes the difference between the carrying amount of the financial liability or a part of it that is canceled or assigned to a third party and the consideration paid, including any assigned asset different from the cash or liability assumed in profit or loss. (l) Equity instruments The Group’s acquisition of equity instruments of the Parent is recognized separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognized in consolidated profit and loss. The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to reserves. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect. (m) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production. The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process. 35

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories. Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred. The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis. The Group uses the same cost model for all inventories of the same nature and with a similar use. Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired. When the cost of inventories exceeds net realizable value, materials are written down to net realizable value, which is understood to be: For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production; Merchandise and finished goods, estimated selling price less costs to sell; Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale. The previously recognized write-down is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Cost of sales”. (n) Cash and cash equivalents Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition. The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively. (o) Government grants Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached. (i) Capital grants Outright capital grants are initially recognized as deferred income in the consolidated balance sheet. Income from capital grants is recognized in the consolidated statement of profit and loss in line with the depreciation of the corresponding financed assets. 36

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (ii) Operating grants Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognized in the consolidated statement of profit and loss. (iii) Interest rate grants Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognized at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognized as a government grant based on the nature of the grant awarded. (p) Employee benefits (i) Defined contribution plans The Group recognizes the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognized as an employee benefit expense in the corresponding consolidated statement of profit and loss in the year that the contribution was made. (ii) Termination benefits Termination benefits are recognized at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that involves the payment of termination benefits. For termination benefits payable as a result of an employee's decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer and when a restriction on the Group's ability to withdraw the offer takes effect. For termination benefits payable as a result of the Group's decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated. If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds. (iii) Short-term employee benefits The Group recognizes the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognized when the absences occur. The Group recognizes the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made. 37

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (iv) Restricted Share Unit Retention Plan (RSU) The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the statement of profit and loss as an expense for the year, with the corresponding increase in equity. The amount recognized corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares. The total amount recognized is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments. (q) Provisions Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. No provisions are recognized for future operating losses. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognized as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate used to determine the present value is a pre-tax rate that reflects the evaluations that the current market is making of the time value of money and the specific risks of the obligation. The increase in the provision due to the passage of time is recognized as an interest expense. If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit and loss item where the corresponding expense was recognized. (r) Revenue recognition Revenue from the sale of goods or services is recognized at an amount that reflects the consideration that the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time when the customer obtains control of the goods or services rendered, this means when the customer has the ability to direct the use of the asset. The consideration that is committed in a contract with a client can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, reimbursements, incentives, performance bonuses, penalties or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future significant reversals. Revenue is presented net of the value added tax and any other amount or tax, which in substance corresponds to amounts received on behalf of third parties. (i) Sale of goods Revenue from the sale of goods is recognized when the Group meets the performance obligation by transferring the assets committed to the customer. An asset is transferred when the customer obtains control of that asset. When evaluating the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to the following: The Group has a present right to payment for the asset The customer has the legal right to the asset The Group has transferred the physical possession of the asset The customer has the significant risks and rewards of ownership of the asset 38

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The customer has accepted the asset The nature of the assets that the Group is committed to transfer is mainly: sale of goods, sale of equipment, fragmentation agreements, maintenance and technical support, training, licenses, royalties and know-how and engineering projects among others. Transaction price is set under the assumption that goods and/or services are transferred in accordance with the contract terms. The committed consideration to customers can include fixed amounts, variable amounts or both. The transaction price must be estimated taking into account the effect of the variable compensation (when applicable) related to returns, chargeback discounts, volume discounts or other incentives, as long as it is highly probable. The Group participates in the government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material. As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognizes these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date. In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material. The amount at closing related to other discounts is settled during the following year within a period of 90 to 180 days depending on the type of provision. (ii) Services rendered Revenues associated with the rendering of service transactions are recognized by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that are recoverable. (s) Income tax 39

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The income tax expense or tax income for the year comprises current tax and deferred tax. Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date. Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base. Current and deferred tax are recognized as income or an expense and included in profit and loss for the year, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different year, directly in equity, or from a business combination. Grifols periodically evaluates the positions taken in the tax declarations regarding the situations in which the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the taxation authorities, whose provision is reflected in the tax gain (loss). (i) Taxable temporary differences Taxable temporary differences are recognized in all cases except where: They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income; They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future. (ii) Deductible temporary differences Deductible temporary differences are recognized provided that: It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilized, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income; The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset. Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilized. (iii) Measurement Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects 40

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities. At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset. Deferred tax assets which do not meet the above conditions are not recognized in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognized now meet the conditions for recognition. (iv) Offset and classification The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realize the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered. Deferred tax assets and liabilities are recognized in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement. (t) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available. (u) Classification of assets and liabilities as current and non-current The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows: Assets are classified as current when they are expected to be realized or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realized within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date. Liabilities are classified as current when they are expected to be settled in the Group's normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated annual accounts are authorized for issue. 41

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (v) Environmental issues The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Property, plant and equipment acquired by the Group for long-term use to minimize the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognized as assets applying the measurement, presentation and disclosure criteria described in note 4(g). (5) Financial Risk Management Policy (a) General The Group is exposed to the following risks associated with the use of financial instruments: Credit risk Liquidity risk Market risk: includes interest rate risk, currency risk and other price risks. This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated annual accounts. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. Credit risk Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets. Trade receivables The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities. The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial. 42

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Concentration of credit risk For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, there is no significant impact for the Group. In this context, Grifols made an assessment of possible changes in the credit risk through the estimation of the expected credit loss model, to ensure that it is reflecting the global economic impact of COVID-19. This assessment took into consideration available information on past events, the current situation and future economic forecasts having a potential impact on the credit risk. The update of the model mainly entailed the application of an incremental coefficient to the historical default rate to reflect the greater uncertainty regarding future economic scenarios and its impact on the expected credit loss. Based on the available information, it was concluded that there is no significant impact on the credit portfolio impairment as a result of the economic consequences of COVID-19. In addition, at 31 December 2020, no significant changes were observed in the payment profile of the main customers with which Grifols holds outstanding balances that are not subject to receivable sales and purchases with financial institutions. Details of exposure to credit risk are disclosed in note 30. Liquidity risk Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025. On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for approximately Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million. In September 2018 the Group received an additional non-current loan from the European Investment Bank totaling Euros 85,000 thousand. The loan will be used to support certain investments in R&D which are mainly focused on searching for new therapeutic for plasmatic proteins. Financial terms include a fixed interest rate for a period of 10 years with a grace period of two years. At 31 December 2020, the carrying amount of the loans obtained from the European Investment Bank is Euros 212,500 thousand (Euros 233,750 thousand at 31 December 2019). At 31 December 2020 the Group has total cash and cash equivalents of Euros 579,647 thousand (Euros 741,982 thousand at 31 December 2019). The Group also has approximately Euros 922,553 thousand in unused credit facilities (Euros 532,169 thousand at 31 December 2019), including Euros 817,394 thousand on the revolving credit facility (Euros 445,434 thousand at 31 December 2019). As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse. Market risk 43

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimizing returns. (i) Currency risk The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency. The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies. Details of the Group’s exposure to currency risk at 31 December 2020 and 2019 of the most significant financial instruments are shown in note 30. (ii) Interest rate risk The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk. The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges. A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Notes) amounts to Euros 2,675 million, which represents approximately 63% of the Group’s total debt in Euros. The additional loans of Euros 212,500 thousand received from the European Investment Bank represent approximately 5% of the Group’s total debt in Euros. Senior debt in Euros represents approximately 40% of the Group’s total Senior debt at 31 December 2020 (38% at 31 December 2019). Total fixed-interest debt represents 46% of total debt at 31 December 2020 (45% at 31 December 2019). (iii) Market price risk Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly-concentrated sector. (b) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The directors consider various arguments to calculate capital structure: 44

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- The directors control capital performance using rates of returns on equity (ROE). In 2020 the ROE stood at 12% (13% in 2019). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

	Thousand of Euros	
	2020	2019
Profit attributable to the parent	618,546	625,146
Equity attributable to the Parent	5,108,392	4,822,119
ROE	12%	13%

- In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2020 and 2019, the Group complies with the covenants in the contract.
- Consideration of the Company's credit rating (see note 21 (d)).

The Parent held Class B treasury stock equivalent to 0.4% of its capital at 31 December 2020 (0.5% at 31 December 2019). The Group does not have a formal plan for repurchasing shares.

(6) Segment Reporting

In accordance with IFRS 8 "Operating Segments", financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts.

Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

- Balance sheet: equity, cash and cash equivalents and loans and borrowings.
- Statement of profit and loss: finance result and income tax.

(a) Operating segments

The operating segments defined by the steering committee are as follows:

- Bioscience: including all activities related with products derived from human plasma for therapeutic use.
- Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.
- Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
- Bio Supplies: groups together all transactions related to biological products for non-therapeutic use, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest.
- Others: including the rendering of manufacturing services to third party companies and other investing activities.

45

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The net revenue from the sale of goods and services by groups of products for 2020, 2019 and 2018 is as follows:

	Thousands of Euros		
	31/12/2020	**31/12/2019**	**31/12/2018**
Bioscience			
Haemoderivatives	4,242,502	3,993,462	3,516,704
Diagnostic			
Transfusional medicine	714,164	680,766	650,180
Other diagnostic	27,630	19,937	19,797
Hospital			
Fluid therapy and nutrition	41,359	47,677	52,574
Hospital supplies	58,303	67,489	58,014
Bio supplies	224,090	266,540	167,004
Others	31,990	22,820	22,451
Total	5,340,038	5,098,691	4,486,724

At December 31, 2020, 97.2% of the income from the sale of goods and services has been recognized at point-in-time (97.2% in 2019 and 97.3% in 2018).

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

- All these products are human plasma derivatives and are manufactured in a similar way.
- The customers and methods used to distribute these products are similar.
- All these products are subject to the same regulations regarding production and the same regulatory environment.

(b) Geographical information

Geographical information is grouped into four areas:

- United States of America and Canada
- Spain
- Rest of the European Union
- Rest of the world

The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c) Main customers

In 2020, the revenue of one Bioscience segment customer represents approximately 10.38% of the Group's gross revenues. In 2019, there were no customers representing more than 10% of the Group's gross revenue. In 2018, the revenue of one Bioscience segment customer represented approximately 10.06% of the Group's gross revenues.

(7) Goodwill

46

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2019 were as follows:

		Thousands of Euros			
	Segment	Balance at 31/12/2018	Business Combination	Translation differences	Balance at 31/12/2019
Net value					
Grifols UK.Ltd. (UK)	Bioscience	7,682	--	425	8,107
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	255,114	(4,278)	5,060	255,896
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,271	--	201	9,472
Grifols Therapeutics, Inc. (USA)	Bioscience	1,940,776	--	38,902	1,979,678
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,550,256	--	50,694	2,600,950
Kiro Grifols S.L. (Spain)	Hospital	24,376	--	--	24,376
Goetech LLC (USA)	Hospital	58,945	--	1,181	60,126
Haema AG (Germany)	Bioscience	171,134	18,880	--	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Bioscience	139,042	10,943	2,963	152,948
Interstate Blood Bank, Inc. (USA)	Bioscience	--	172,663	199	172,862
		5,209,230	198,208	99,625	5,507,063
			(See note 3)		

Details of and movement in this caption of the consolidated balance sheet at 31 December 2020 are as follows:

		Thousands of Euros				
	Segment	Balance at 31/12/2019	Business Combination	Disposals	Translation differences	Balance at 31/12/2020
Net value						
Grifols UK.Ltd. (UK)	Bioscience	8,107	--	--	(433)	7,674
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	255,896	--	--	(21,105)	234,791
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,472	--	--	66	9,538
Grifols Therapeutics, Inc. (USA)	Bioscience	1,979,678	--	--	(163,274)	1,816,404
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,600,950	--	(12,902)	(211,070)	2,376,978
Kiro Grifols S.L. (Spain)	Hospital	24,376	--	--	--	24,376
Goetech LLC (USA)	Hospital	60,126	--	--	(4,959)	55,167
Haema AG (Germany)	Bioscience	190,014	--	--	--	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Bioscience	152,948	--	--	(12,614)	140,334
Interstate Blood Bank, Inc. (USA)	Bioscience	172,862	--	--	(14,383)	158,479
Plasmavita Healthcare GmbH (Germany)	Bioscience	--	9,987	--	--	9,987
Alkahest, Inc (USA)	Others	--	74,372	--	(2,462)	71,910
Green Cross Biotherapeutics, Inc. (Canada)	Bioscience	--	133,443	--	1,126	134,569
Green Cross America Inc.(USA)	Bioscience	--	51,299	--	(1,883)	49,416
		5,507,063	269,101	(12,902)	(430,991)	5,332,271
			(See note 3)			

Impairment testing:

47

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT (later acquired) donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake in Kiro Grifols S.L. and a 51% stake in Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.A. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

The CGUs established by management are:

- Bioscience
- Diagnostic
- Hospital

The COVID-19 pandemic has caused unprecedented turmoil in the global economy, the breadth and duration of which remain unknown. While some industries and companies may be more vulnerable than others, the effects of the pandemic have affected social and economic behavior, increasing the overall uncertainty.

Our products from Bioscience CGU are considered lifesaving and have been identified as a strategic industry for most governments and therefore are prevented from being suspended. However, at the preparation date of the financial statements, Grifols has estimated a temporary impact derived from COVID-19 (see note 34).
The recoverable amount of the Bioscience CGU and Hospital CGU has been calculated based on its value in use calculated as the present value of the future cash flows approved by the management discounted at a discount rate considering the related inherent risk.

In the current uncertain environment, the recoverable amount calculations of the Bioscience and Hospital CGU use expected cash flow projections for five and six years respectively, based on two different scenarios considered in respect of COVID-19 impact (base case and worst case) and the assigned weighting of these scenarios according to the following details:

	Main assumption	Assigned weighting
Base case	Gradual recovery in 2021	70%
Worst case	Total recovery in 2022	30%

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows for five years approved by the management discounted at a discount rate considering the related inherent risk. In 2019, the fair value less costs of disposal was calculated considering the EBITDA multiple, defined as Operating Result before Interests, Tax and Amortization and Depreciation, used in connection with the agreement for the acquisition of a 45% stake in Grifols Diagnostic Solutions, Inc. by Shanghai RAAS blood products Co, Ltd.
In contrast to the Bioscience and Hospital CGUs, new opportunities have arisen from the COVID-19 pandemic which have offset the potential negative impact deriving therefrom. Therefore, the recoverable amount of the Diagnostic CGU has not been calculated using expected cash flow projections based on different scenarios considered in respect of the COVID-19 impact since the different resulting scenarios would be similar in terms of figures.

48

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Management has determined the gross margin based on past experience and the current situation derived from the COVID-19 pandemic, investments in progress which would imply significant growth in production capacity and its forecast international market development.

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The key assumptions used in impairment testing of the CGUs for 2019 were as follows:

	Perpetual Growth rate	Pre-tax discount rate	EBITDA multiple
Bioscience	2%	8.80%	--
Diagnostic	--	--	14.5x
Hospital	1.50%	10.80%	--

The key assumptions used in impairment testing of the CGUs for 2020 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	1.9%	8.9%
Diagnostic	1.9%	9.5%
Hospital	1.4%	10.8%

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 10 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

In 2020, the reasonably possible changes considered for the Bioscience, Diagnostic and Hospital CGUs are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps
Hospital	+/-100 bps	+/-100 bps

In 2019, the reasonably possible changes considered for the Bioscience, Diagnostic and Hospital CGUs are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows:

	Perpetual Growth rate	Pre-tax discount rate	EBITDA Margin
Bioscience	+/- 50 bps	+/- 50 bps	-
Diagnostic	-	-	+/- 250 bps
Hospital	+/- 50 bps	+/- 50 bps	-

The reasonably possible changes in key assumptions considered by management in the calculation of the Bioscience and Diagnostic CGU's recoverable amount would not cause the carrying amount of the respective CGU to exceed its recoverable amount.

The reasonably possible changes in key assumptions considered by management in the calculation of the Hospital CGU's recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

49

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Perpetual Growth rate -100bps	Pre-tax discount rate +100bps
Potential impairment	3.5%	11.7%

At 31 December 2020 Grifols' stock market capitalization totals Euros 14,207 million (Euros 18,831 million at 31 December 2019).

(8) Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2020 and 2019 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2019 was as follows:

	Thousands of Euros			
	Balance at 31/12/2018	Additions	Translation differences	**Balance at 31/12/2019**
Cost of currently marketed products - Gamunex	1,048,035	--	21,007	1,069,042
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(264,920)	(35,661)	(5,284)	(305,865)
Accumulated amortisation of currently marketed products - Progenika	(13,875)	(2,379)	--	(16,254)
Carrying amount of currently marketed products	793,032	(38,040)	15,723	770,715

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2020 is as follows:

	Thousands of Euros			
	Balance at 31/12/2019	Additions	Translation differences	**Balance at 31/12/2020**
Cost of currently marketed products - Gamunex	1,069,042	--	(88,169)	980,873
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(305,865)	(35,360)	27,890	(313,335)
Accumulated amortisation of currently marketed products - Progenika	(16,254)	(2,379)	0	(18,633)
Carrying amount of currently marketed products	770,715	(37,739)	(60,279)	672,697

50

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis. At 31 December 2020 the residual useful life of currently marketed products is 20 years and 5 months (21 years and 5 months at 31 December 2019). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. At 31 December 2020 the residual useful life of currently marketed products acquired from Progenika is 2 years and 2 months (3 years and 2 months at 31 December 2019). (a) Self – constructed intangible assets At 31 December 2020 the Group has recognized Euros 32,548 thousand as self-constructed intangible assets (Euros 48,797 thousand at 31 December 2019). (b) Purchase commitments At 31 December 2020 the Group has intangible asset purchase commitments amounting to Euros 9 thousand (Euros 381 thousand at 31 December 2019). (c) Intangible assets with indefinite useful lives and other intangibles in progress At 31 December 2020 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 27,351 thousand (Euros 29,960 thousand at 31 December 2019). The Group has also an amount of Euros 350,626 thousand as development costs in progress (Euros 223,161 thousand at 31 December 2019). In 2019, Grifols reached an agreement with the US biotech company Rigel Pharmaceuticals to exclusively commercialize fostamatinib disodium hexahydrate in all potential future indications in Europe and Turkey. Under terms of the agreement, Grifols made an initial payment of US Dollars 30 million and an additional payment of US Dollars 17.5 million related to compliance with certain regulatory milestones. The Group recognized these payments as an intangible asset in accordance with IAS 38 . This asset has not begun to be commercialized and amortized until 2020, as soon as it has been available for use, that is, after the final approval of the regulator. (d) Results on disposal of intangible assets No profit on disposal and sale of intangible assets has been recognized in 2019 or 2020. (e) Impairment testing Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value. 51

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(9) Leases

Details of leases in the consolidated balance sheet at 31 December 2020 and 2019 are as follows:

Right-of-use assets	Thousands of Euros	
	31/12/2020	31/12/2019
Land and Buildings	665,002	685,405
Machinery	3,671	4,469
Computer equipment	3,588	4,324
Vehicles	6,435	9,660
	678,696	703,858

Lease liabilities	Thousands of Euros	
	31/12/2020	31/12/2019
Non-current	690,857	696,285
Current	42,642	44,405
	733,499	740,690

Details by maturity are as follows:

Maturity:	Thousands of Euros	
	31/12/2020	31/12/2019
Up to one year	42,642	44,464
Two years	40,961	41,444
Between 3 and 5 years	158,032	155,300
More than 5 years	491,864	499,482
	733,499	740,690

At 31 December 2020, the Group has recognized an amount of Euros 75,077 thousand related to additions of right-of- use assets (Euros 747,843 thousand at 31 December 2019, of which Euros 664,948 thousand corresponded to the initial additions). Movements at 31 December 2020 and 2019 are included in Appendix IV, which forms an integral part of these notes to the consolidated annual accounts.

At 31 December 2020 and 2019, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

52

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Right-of-use depreciation	Thousands of Euros	
	31/12/2020	31/12/2019
Buildings	52,774	49,786
Machinery	1,588	1,768
Computer equipment	3,012	2,204
Vehicles	5,206	4,613
	62,580	58,371

	Thousands of Euros	
	31/12/2020	31/12/2019
Finance lease expenses (note 27)	35,205	34,558
	35,205	34,558

	Thousands of Euros	
	31/12/2020	31/12/2019
Expenses related to short-term agreements	3,569	7,397
Expenses related to low-value agreements	11,254	12,850
Other operating lease expenses	13,353	12,988
	28,176	33,235

At 31 December 2020, the Group has paid a total of Euros 79,037 thousand related to lease contracts (Euros 73,785 thousand at 31 December 2019).

The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee.

(10) Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2020 and 2019 are included in Appendix V, which forms an integral part of this note to the consolidated annual accounts.

Property, plant and development under construction at 31 December 2020 and 2019 mainly comprise investments made to extend the companies' equipment and to increase their productive capacity.

In 2020, the Group has capitalized interests for a total amount of Euros 16,606 thousand (Euros 14,894 thousand in 2019)

a) Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2020 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group's assets.

b) Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2020 amount to Euros 150 thousand (losses of Euros 1,408 thousand in 2019).

53

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

c) Self – constructed property, plant and equipment

At 31 December 2020 the Group has recognized Euros 85,691 thousand as self -constructed property, plant and equipment (Euros 102,229 thousand at 31 December 2019).

d) Purchase commitments

At 31 December 2020 the Group has property, plant and equipment purchase commitments amounting to Euros 44,007 thousand (Euros 52,519 thousand at 31 December 2019).

(11) Equity-Accounted Investees

Details of this caption in the consolidated balance sheet for equity accounted investees with similar activity to that of the Group at 31 December 2020 and 2019 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2020	% ownership	31/12/2019
Access Biologicals LLC	49.00%	46,782	49.00%	49,922
Plasmavita HealthCare	50.00%	--	50.00%	10,368
Shanghai RAAS Blood Products Co., Ltd.	26.20%	1,800,578	--	--
		1,847,360		60,290

Movement in the investments in equity-accounted investees with similar activity to that of the Group for the years ended 31 December 2020 and 2019 is as follows:

	Thousands of Euros	
	2020	2019
Balance at 1 January	60,290	--
Acquisitions	1,807,351	--
Transfer accounted investees with similar activity to that of the Group	--	147,289
Transfers	(10,674)	(94,127)
Share of profit / (losses)	20,799	8,972
Share of other comprehensive income / translation differences	(20,250)	2,624
Collected dividends	(10,156)	(4,468)
Balance at 31 December	1,847,360	60,290

Shanghai RAAS Blood Products Co. Ltd.

In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). Therefore, such transaction does not entail a cash flow movement nor has it required any external financing.

The exchange ratio determined on that date, was estimated using different valuation methods, among others the stock price for SRAAS and discounted cash flows and market multiples for GDS.

54

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At 30 September 2019, Grifols obtained the authorization from the US agency, “Committee on Foreign Investment in the United States” (CFIUS) and on 13 November 2019, Shanghai RAAS Blood Products, Co. Ltd. obtained the authorization from the Chinese Securities Regulatory Commission (CRSC). At 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 2019, SRAAS was the minority shareholder owner of 45% of GDS. Such contractual right meets the definition of a financial asset under IFRS 9 – Financial Instruments and was classified as a financial asset at fair value through profit or loss as it did not comply with the principal and interest payment criteria (because shares in SRAAS would be received ). Grifols registered the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently, the right was measured based on its fair value through profit or loss. The delivery of GDS shares had no impact on the consolidated results of the Grifols Group for 2019 in accordance with IFRS 10 – Consolidated Financial Statements, since it is considered a transaction with non-controlling interest where Grifols retained control over GDS. The impact in the consolidated balance sheet at 31 December 2019 resulted in an increase in the following items: Other current financial assets amounting to Euros 1,717 million (note 12); Equity attributable to non-controlling interests amounting to Euros 1,511 million (note 18); Reserves amounting to Euros 227 million (note 16), a decrease in translation differences for an amount of Euros 22 million and a profit in the consolidated statement of profit and loss for 2019 amounting to Euros 1 million due to the change in the contractual right value (note 27). On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols becomes the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS. Consequently, the consolidated balance sheet at 31 December 2020, no longer shows any financial asset related to the contractual right, but the interest in SRAAS has been registered as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment has been recognized at the value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 has been Euros 56,526 thousand which has been recognized as finance income in the consolidated statement of profit and loss (see note 27). The impact on the consolidated statement of profit and loss related to the equity method result is included in the Operating Result under “Profit/(loss) of equity accounted investees with similar activity to that of the Group”, since SRAAS is a company dedicated to the plasma product sector. The transaction costs have been recognized as part of the investment value and totaled Euros 34,088 thousand. Movement in SRAAS’ equity-accounted investment for the year ended 31 December 2020 is as follows: Thousand of Euros 31/12/2020 Balance at 1 January --Acquisitions Share of p rofit / (losses) Share of other comp rehensive income / translation differences Collected dividends 1,807,351 11,531 (16,090) (2,214) 1,800,578 Balance at 31 December 55

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2020, the quoted value of SRAAS shares was CNY 7.4. In accordance with IAS 28 – Investments in associates and joint ventures, possible indications of losses have been analyzed without detecting objective evidence of impairment in the investment.

Plasmavita Healthcare GmbH

In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%).

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, in assessing the existence of control due to the new shareholder agreement signed on that date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3 (a)).

Access Biologicals LLC.

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

Movement in Access Biological LLC's investment for the years ended 31 December 2020 and 2019 are as follows:

	Thousand of Euros	
	31/12/2020	**31/12/2019**
Balance at 1 January	49,922	47,742
Share of profit / (losses)	8,962	3,938
Share of other comprehensive income / translation differences	(4,160)	967
Collected dividends	(7,942)	(2,725)
Balance at 31 December	46,782	49,922

Details of this caption in the consolidated balance sheet for the rest of equity accounted investees at 31 December 2020 and 2019 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	**31/12/2020**	% ownership	**31/12/2019**
Alkahest, Inc.	100.00%	--	47.58%	14,708
Albajuna Therapeutics, S.L	49.00%	3,378	49.00%	5,228
GigaGen, Inc	43.96%	15,677	43.96%	23,997
Mecwins, S.A.	24.99%	2,605	24.99%	2,338
Medcom Advance, S.A	45.00%	--	45.00%	7,912
		21,660		54,183

56

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in the rest of equity-accounted investees at 31 December 2020, 2019 and 2018 is as follows:

	Thousands of Euros		
	2020	2019	2018
Balance at 1 January	54,183	79,616	219,009
Acquisitions	--	12,369	12,222
Transfers	(91,023)	--	500
Share of profit / (losses)	68,078	(19,744)	(11,038)
Share of other comprehensive income / translation differences	(1,666)	1,736	9,270
Losses for Impairment	(7,912)	(19,794)	--
Collected dividends	--	--	(3,058)
Balance at 31 December	21,660	54,183	226,905

Alkahest, Inc.

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. ("Alkahest") for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities.

Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. Until that date, the previous 42.45% stake in Alkahest was equity accounted. The difference between the fair value of the previous stake and the book value is Euros 86,743 thousand (US Dollars 102,552 thousand), recognizing a profit for such amount under "Profit/(loss) of equity accounted investees" in the statement of profit and loss.

As from this date, Alkahest was incorporated into the Group's consolidation perimeter by the full consolidation method.

Movement in Alkahest's equity-accounted investment for the years ended 31 December 2020 and 2019 is as follows:

	Thousand of Euros	
	31/12/2020	31/12/2019
Balance at 1 January	14,708	28,336
Transfers	(91,023)	--
Share of profit / (losses)	76,414	(14,218)
Share of other comprehensive income / translation differences	(99)	590
Balance at 31 December	0	14,708

Medcom Advance, S.A.

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company is equity-accounted. At 31 December 2020, this investment is fully impaired.

Mecwins, S.A.

57

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital.

Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases.

Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases.

The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis.

GigaGen Inc.

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited ("GIANT") acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

Movement in Gigagen's investment for the years ended 31 December 2020 and 2019 is as follows:

	Thousand of Euros	
	31/12/2020	**31/12/2019**
Balance at 1 January	23,997	28,363
Share of profit / (losses)	(6,725)	(5,002)
Share of other comprehensive income / translation differences	(1,595)	636
Balance at 31 December	15,677	23,997

Singulex, Inc.

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. ("Singulex"). As a result, Grifols held a 19.33% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols was entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex' technology for the blood donor and plasma screening which has ensured the safety of blood and plasma products.

During the second half of 2019, Singulex announced the cease of all its operations, after entering bankruptcy. Therefore, the Group impaired both the investment made and loans granted by Grifols to this company.

Movement in Singulex, Inc.'s investment for the year ended 31 December 2019 is as follows:

58

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros
	31/12/2019
Balance at 1 January	19,256
Share of other comprehensive income / translation differences	538
Losses for Impairment	(19,794)
Balance at 31 December	0

Interstate Blood Bank, Inc. (IBBI)

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) ("IBBI Group"), with headquarters in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group exercised the call option and completed the acquisition of the remaining shares of the IBBI group companies (see note 3).

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.'s investment for the year ended 31 December 2019 is as follows:

	Thousands of Euros			
	31/12/2019			
	IBBI	Bio-Blood	PBS	**TOTAL 2019**
Balance at 1 January	29,595	38,223	21,809	89,627
Transfers	(31,453)	(38,606)	(24,068)	(94,127)
Share of profit / (losses)	6,853	(2,543)	276	4,586
Share of other comprehensive income / translation differences	(3,251)	2,926	1,983	1,658
Collected dividend	(1,744)	--	--	(1,744)
Balance at 31 December	0	0	0	0

The last financial statements available of the main equity-accounted investments of Grifols are the following:

	Thousand of Euros		
	SRAAS	**Access Biologicals**	**GigaGen**
Non-current assets	2,617,024	2,795	1,488
Current assets	402,876	19,619	5,610
Cash and cash equivalents	250,073	4,178	13,483
Non-current liabilities	(5,074)	(1,497)	(8,208)
Non-current financial liabilities	--	--	(98)
Current liabilities	(29,088)	(3,670)	(3,096)
Current financial liabilities	(969)	(1,486)	(609)
Net assets	**3,234,842**	**19,939**	**8,570**

59

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros		
	SRAAS	Access Biologicals	GigaGen
Net revenue	259,429	50,093	1,577
Profit for the year	139,459	17,221	(9,030)

(12) Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2020 and 2019 are as follows:

	Thousands of Euros	
	31/12/2020	31/12/2019
Financial investments in shares with stock market	3,008	7
Total Non-current financial assets measured at fair value	3,008	7
Non-current guarantee deposits	6,268	5,433
Other non-current financial assets (a)	108,030	29,504
Non-current loans to related parties (see note 31)	80,851	86,363
Non-current loans to associates (b) (see note 31)	--	17,623
Total Non-current financial assets measured at amortized cost	195,149	138,923

Details of current financial assets on the consolidated balance sheet at 31 December 2020 and 2019 are as follows:

	Thousands of Euros	
	31/12/2020	31/12/2019
Other current financial assets (c) (see note 30)	--	1,716,738
Total Non-current financial assets measured at fair value	--	1,716,738

	Thousands of Euros	
	31/12/2020	31/12/2019
Deposits and guarantees	162	713
Other current financial assets (a)	10,861	10,691
Current loans to third parties	95	65
Current loans to associates (b) (see note 31)	--	719
Total other current financial assets	11,118	12,188

(a) Other financial assets

The closing balance is mainly related to balances with other related parties (see note 31).

(b) Loans to associates

During fiscal year 2018, the Group granted a credit line of US Dollars 100 million to Alkahest, which bears interest at an annual rate of 5% and matures in 2021. At 31 December 2019, Alkahest drew down an amount of US Dollars 20 million (Euros 18,342 thousand). As from 2 September 2020, Alkahest is considered part of the group and has

60

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

been incorporated into the Group's consolidation perimeter by the full consolidation method instead of the equity method (see notes 3 and 11).

(c) Other current financial assets

At 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right resulting in an investment in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 2019, SRAAS was the minority shareholder owner of 45% of GDS. Such contractual right meets the definition of a financial asset under IFRS 9 – Financial Instruments and was classified as a financial asset at fair value through profit or loss as it did not comply with the principal and interest payment criteria (because shares in SRAAS would be received). Grifols recognised the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently this right was measured based on its fair value through profit or loss. This asset amounted to Euros 1,717 million (see notes 11 and 30).

(13) Inventories

Details of inventories at 31 December 2020 and 2019 are as follows:

	Thousands of Euros	
	31/12/2020	31/12/2019
Goods for resale	158,049	139,738
Raw materials and supplies	595,392	766,089
Work in progress and semi-finished goods	654,724	921,240
Finished goods	594,116	515,523
	2,002,281	2,342,590

Movement in the inventory provision was as follows:

	Thousands of Euros		
	31/12/2020	31/12/2019	31/12/2018
Balance at 1 January	104,251	48,840	35,764
Net charge for the year	42,255	42,096	10,398
Cancellations for the year	(189)	(118)	(558)
Translation differences	(23,704)	13,433	3,236
Balance at 31 December	122,613	104,251	48,840

(14) Trade and Other Receivables

61

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details at 31 December 2020 and 2019 are as follows:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Trade receivables	404,771	390,205
Receivables from associates (note 31)	1,447	1,883
Impairment losses (note 30)	(22,985)	(22,291)
Trade receivables	**383,233**	**369,797**
Other receivables (note 30)	8,324	8,403
Personnel	822	2,163
Advance payments (note 30)	16,053	20,864
Taxation authorities, VAT recoverable	38,747	46,561
Other public entities	8,414	4,518
Other receivables	**72,360**	**82,509**
Current income tax assets	**64,565**	**38,269**
Total trade and other receivables	**520,158**	**490,575**

Other receivables

During 2020, 2019 and 2018 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits.

These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet

Likewise, in financial year 2020, some receivables assignment contracts were signed with a financial institution, in which Grifols retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as with resource and the assigned amount remains in the consolidated balance sheet at 31 December 2020 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized is Euros 18,264 thousand at 31 December 2020 (see note 21).

Total receivables without recourse sold to financial institutions through the aforementioned contracts in 2020 amount to Euros 2,735,973 thousand (Euros 1,593,260 thousand in 2019 and Euros 1,188,216 thousand in 2018).

The finance cost of these operations for the Group totals approximately Euros 10,964 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2020 (Euros 9,171 thousand in 2019 and Euros 6,053 thousand in 2018) (see note 27).

Details of balances with related parties are shown in note 31.

(15) Cash and Cash Equivalents

62

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of this caption of the consolidated balance sheet at 31 December 2020 and 2019 are as follows:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Current deposits	134,875	63
Cash in hand and at banks	444,772	741,919
Total cash and cash equivalents	579,647	741,982

(16) Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a) Share capital

At 31 December 2020 and 2019, the Company's share capital amounts to Euros 119,603,705 and comprises:

- Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.
- Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company's by-laws.

The main characteristics of the Class B shares are as follows:

- Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company's shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.
- Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.
- Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company's by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.
- In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols' Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

63

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Company's knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company's total capital at 31 December 2020 and 2019.

At 31 December 2020 and 2019, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2019 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2019	426,129,798	257,606,659
(Acquisition) / disposal of treasury stock (note 16 (d))	--	403,399
Balance at 31 December 2019	426,129,798	258,010,058

Movement in outstanding shares during 2020 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2020	426,129,798	258,010,058
(Acquisition) / disposal of treasury stock (note 16 (d))	--	402,888
Balance at 31 December 2020	426,129,798	258,412,946

(b) Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c) Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2020, Euros 40,362 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 12,891 thousand at 31 December 2019) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

In June 2018, Grifols made the decision to divest in TiGenix and participated in the takeover bid made by Takeda in the first half of 2018. This divestment generated a positive impact on reserves of Euros 4,900 thousand and a negative impact of Euros 4,900 thousand in "Other comprehensive income".

In June 2018, Grifols executed the purchase option for 6.41% of the shares of Progenika owned by Ekarpen Private Equity, S.A. for an amount of Euros 5,300 thousand. As a result, the Group increased its interest from 90.23% to 96.64%. The difference between the acquisition carried out by the Group and the non-controlling interest was recognized in reserves.

In September 2018, the Group acquired 41,387 shares of Progenika Biopharma, S.A for an amount of Euros 4,333 thousand. As a result, the Group increased its interest from 96.64% to 99.99%. The difference between the acquisition carried out by the Group and the non-controlling interest was recognized against reserves.

64

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) In June 2019, Kiro Grifols, S.L. increased capital by an amount of Euro 7,500 thousand. The Group continues to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10% of the capital increase (see note 18). In July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceased to have non-controlling interest (see note 18). In April 2019 and December 2019 the Group subscribed two share capital increases in Araclon Biotech, S.L of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see note 18). At 31 December 2019, Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange fora contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SR shares), because at that date no shares of Shanghai RAAS Blood Products Co. Ltd. were received. This transaction generated an impact on reserves of Euros 227 million (see note 11). On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols becomes the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see notes 11 and 18). This transaction generated an impact in reserves of Euros 408 million. On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, with the new shareholder agreement signed on this date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3 (a), notes 11 and 18). On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. ("Alkahest") for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand). Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. As from this date, Alkahest is considered a group company and it is fully consolidated (see notes 3, 11 and 18). In December 2020 the Group subscribed a share capital increase in VCN Biosciences, S.L. of Euros 5 million. After this capital increase Grifols’ interest rises to 86.827% (see note 18). In December 2020, Kiro Grifols, S.L. increased capital by an amount of Euro 10,000 thousand. The Group continues to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10% of the capital increase (see note 18). At 31 December 2020 and 2019 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies. Legal reserve Companies in Spain are obliged to transfer 10% of each year‘s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 31 December 2020 and 2019 the legal reserve of the Company amounts to Euros 23,921 thousand which corresponds to 20% of the share capital. Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2020 and 2019 the balance of the legal reserve of other Spanish companies amounts to Euros 2,066 thousand. 65

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Other foreign Group companies have a legal reserve amounting to Euros 3,677 thousand at 31 December 2020 (Euros 892 thousand at 31 December 2019).

(d) Treasury stock

At 31 December 2020 and December 2019 the Company does not have any Class A treasury stock.

Movement in Class B treasury stock during 2019 was as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2019	3,818,451	55,441
Disposal Class B shares	(403,399)	(5,857)
Balance at 31 December 2019	3,415,052	49,584

Movement in Class B treasury stock during 2020 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2020	3,415,052	49,584
Disposal Class B shares	(402,888)	(5,850)
Balance at 31 December 2020	3,012,164	43,734

In March 2020 the Group delivered 402,888 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

In March 2019 the Group delivered 403,399 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class B treasury stock equivalent to 0.4% of its capital at 31 December 2020 (0.5% at 31 December 2019).

(e) Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2020, and the distribution of profit approved for 2019, presented at the general meeting held on 8 October 2020, is as follows:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Voluntary reserve	62,134	1,380,207
Dividends	2,614	250,058
Profit of the Parent	64,748	1,630,265

66

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Likewise, the Parent Company will propose a distribution of dividends charged to voluntary reserves for and amount of Euros 247,520 thousand.

The following dividends were paid in 2019:

	31/12/2019		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	58%	0.15	61,850
Non-voting shares	290%	0.15	37,448
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			101,912

	31/12/2019		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	80%	0.20	85,226
Non-voting shares (interim dividend)	400%	0.20	51,602
Total interim dividends paid			136,828

The following dividends were paid in 2020:

	31/12/2020		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	65%	0.16	68,859
Non-voting shares	323%	0.16	41,757
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			113,230

During 2020 no interim dividend has been paid.

At the meeting held on 25 October, 2019, the Board of Directors of Grifols approved the distribution of interim dividend for 2019, of Euros 0.20 for each Class A and B share, recognizing a total of Euros 136,828 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix VI.

At a general meeting held on 8 and 9 October 2020 the shareholders of Grifols S.A. approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the years ended 31 December 2019 and 2020 is presented in the consolidated statement of changes in equity.

(f) Restricted Share Unit Retention Plan

67

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 13,880 thousand at 31 December 2020 (Euros 12,498 thousand at 31 December 2019).

(17) Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros		
	31/12/2020	**31/12/2019**	**31/12/2018**
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	618,546	625,146	596,642
Weighted average number of ordinary shares outstanding	685,515,740	685,115,836	684,709,377
Basic earnings per share (Euros per share)	0.90	0.91	0.87

The weighted average of the ordinary shares outstanding (basic) is as follows:

	Number of shares		
	31/12/2020	**31/12/2019**	**31/12/2018**
Issued shares outstanding at 1 January	685,198,238	684,794,839	684,346,294
Effect of shares issued	--	--	--
Effect of treasury stock	317,502	320,997	363,083
Average weighted number of ordinary shares outstanding (basic) at 31 December	685,515,740	685,115,836	684,709,377

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares.

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros		
	31/12/2020	**31/12/2019**	**31/12/2018**
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	618,546	625,146	596,642
Weighted average number of ordinary shares outstanding (diluted)	685,142,749	684,719,195	684,686,164
Diluted earnings per share (Euros per share)	0.90	0.91	0.87

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

68

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Number of shares		
	31/12/2020	**31/12/2019**	**31/12/2018**
Issued shares outstanding at 1 January	685,198,238	684,794,839	684,346,294
Effect of RSU shares	(372,991)	(396,641)	(23,213)
Effect of shares issued	--	--	--
Effect of treasury stock	317,502	320,997	363,083
Average weighted number of ordinary shares outstanding (diluted) at 31 December	685,142,749	684,719,195	684,686,164

(18) Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2019 are as follows:

	Thousands of Euros					
	Balance at 31/12/2018	Additions	Disposals	Business combinations / Perimeter additions	Translation differences	**Balance at 31/12/2019**
Grifols (Thailand) Pte Ltd	3,935	193	--	--	421	4,549
Grifols Malaysia Sdn Bhd	1,735	380	--	--	56	2,171
Araclon Biotech, S.A.	(3,488)	(1,975)	--	5,892	--	429
Progenika Biopharma, S.A.	9	--	(9)	--	--	0
VCN Bioscience, S.L	140	(292)	--	--	--	(152)
Kiro Grifols , S.L.	(352)	(374)	--	750	--	24
Haema AG	220,190	5,881	--	--	--	226,071
BPC Plasma, Inc (formerly Biotest US Corporation)	248,881	19,685	--	--	11,444	280,010
Grifols Diagnostic Solutions, Inc.	--	1,510,547	--	--	--	1,510,547
	471,050	1,534,045	(9)	6,642	11,921	2,023,649

Details of non-controlling interests and movement at 31 December 2020 are as follows:

	Thousands of Euros				
	Balance at 31/12/2019	Additions	Business combinations / Perimeter additions	Translation differences	**Balance at 31/12/2020**
Grifols (Thailand) Pte Ltd	4,549	221	--	(432)	4,338
Grifols Malaysia Sdn Bhd	2,171	932	--	(180)	2,923
Araclon Biotech, S.A.	429	(1,517)	0	--	(1,088)
VCN Bioscience, S.L	(152)	(235)	703	--	316
Kiro Grifols , S.L.	24	(426)	1,000	--	598
Haema AG	226,071	5,213	--	--	231,284
BPC Plasma, Inc (formerly Biotest US Corporation)	280,010	19,032	--	(24,047)	274,995
Grifols Diagnostic Solutions, Inc.	1,510,547	69,520	(408,675)	(83,760)	1,087,632
Plasmavita Healthcare (see note 3)	--	(22)	10,687	--	10,665
Alkahest, Inc.	--	(2,274)	2,274	--	0
	2,023,649	90,444	(394,011)	(108,419)	1,611,663

69

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2020 and 2019, the summary financial information on the non-controlling interests of Haema AG and BPC Plasma, Inc., is as follows:

	Thousands of Euros 31/12/2020		Thousands of Euros 31/12/2019	
	Haema AG	**BPC Plasma, Inc (formerly Biotest US Corporation)**	**Haema AG**	**BPC Plasma, Inc (formerly Biotest US Corporation)**
Non-current assets	249,806	336,321	244,107	299,045
Current assets	31,237	43,750	32,576	60,099
Total Assets	281,043	380,071	276,683	359,144
Non-current liabilities	27,123	52,977	22,226	56,425
Current liabilities	22,636	52,099	28,386	22,709
Total Liabilities	49,759	105,076	50,612	79,134
Total equity	231,284	274,995	226,071	280,010

At 31 December 2020 and 2019, the summary financial information on the non-controlling interests of GDS Group is as follows:

	Thousands of Euros 31/12/2020	Thousands of USD 31/12/2020	Thousands of Euros 31/12/2019	Thousands of USD 31/12/2019
Non-current assets	3,393,188	4,151,227	3,416,366	3,834,871
Current assets	277,834	339,902	273,259	306,734
Total Assets	3,671,022	4,491,129	3,689,625	4,141,605
Non-current liabilities	256,244	313,489	224,635	252,153
Current liabilities	131,754	161,187	108,220	121,478
Total Liabilities	387,998	474,676	332,855	373,631
Total equity	3,283,024	4,016,453	3,356,770	3,767,974

(19) Grants

Details are as follows:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Capital grants	16,509	10,785
Interest rate grants (preference loans) (See note 21 (d))	499	592
	17,008	11,377

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants totaling Euros 1,683 thousand have been recognized in the consolidated statement of profit and loss for the year ended 31 December 2020 (Euros 1,388 thousand for the year ended 31 December 2019).

(20) Provisions

70

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of provisions at 31 December 2020 and 2019 are as follows:

	Thousands of Euros	
Non-current provisions (a)	**31/12/2020**	**31/12/2019**
Provisions for pensions and similar obligations	6,767	5,991
Other provisions	20,504	2,039
Non-current provisions	27,271	8,030

	Thousands of Euros	
Current provisions (b)	**31/12/2020**	**31/12/2019**
Trade provisions	11,175	53,109
Current provisions	11,175	53,109

(a) Non-current provisions

At 31 December 2020, 2019 and 2018 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2018 was as follows:

	Thousands of Euros					
	Balance at 31/12/2017	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2018**
Non-current provisions	5,763	635	(565)	277	4	6,114
	5,763	635	(565)	277	4	6,114

Movement in provisions during 2019 was as follows:

	Thousands of Euros					
	Balance at 31/12/2018	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2019**
Non-current provisions	6,114	1,467	(30)	464	15	8,030
	6,114	1,467	(30)	464	15	8,030

Movement in provisions during 2020 is as follows:

	Thousands of Euros					
	Balance at 31/12/2019	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2020**
Non-current provisions	8,030	414	(175)	20,527	(1,525)	27,271
	8,030	414	(175)	20,527	(1,525)	27,271

71

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Current provisions

Movement in trade provisions during 2018 was as follows:

	Thousands of Euros				
	Balance at 31/12/2017	Net charge	Cancellations	Translation differences	**Balance at 31/12/2018**
Trade provisions	106,995	(30,668)	(290)	4,018	80,055
	106,995	(30,668)	(290)	4,018	80,055

Movement in trade provisions during 2019 was as follows:

	Thousands of Euros				
	Balance at 31/12/2018	Net charge	Cancellations	Translation differences	**Balance at 31/12/2019**
Trade provisions	80,055	(25,249)	(3,142)	1,445	53,109
	80,055	(25,249)	(3,142)	1,445	53,109

Movement in trade provisions during 2020 is as follows:

	Thousands of Euros						
	Balance at 31/12/2019	Business combination	Net charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2020**
Trade provisions	53,109	954	(21,998)	(247)	(20,059)	(584)	11,175
	53,109	954	(21,998)	(247)	(20,059)	(584)	11,175

(21) Financial Liabilities

This note provides information on the contractual conditions of the Group's financial liabilities, which are measured at amortized cost. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2020 and 2019 are as follows:

72

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
Financial liabilities	**31/12/2020**	**31/12/2019**
Non-current obligations (a)	2,675,000	2,675,000
Senior secured debt (b)	3,335,415	3,551,300
Other loans (b)	183,771	216,686
Other non-current financial liabilities (d)	10,272	59,981
Non-current lease liabilities (note 9)	690,857	696,285
Loan transaction costs	(293,215)	(353,184)
Total non-current financial liabilities	6,602,100	6,846,068
Current obligations (a)	125,843	111,378
Senior secured debt (b)	34,035	35,872
Other loans (b)	170,730	184,164
Other current financial liabilities (d)	105,041	41,768
Current lease liabilities (note 9)	42,642	44,405
Loan transaction costs	(53,679)	(56,275)
Total current financial liabilities	424,612	361,312

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025.

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

Grifols calculated the impact of the IFRS 9 in the new financing process concluding that it did not result in a derecognition of the liability as it has not passed the 10% quantitative test. According to the IASB's interpretation, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group recognized an income of Euros 97,850 thousand in the 2019 statement of profit and loss (see note 27).

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000 thousand, respectively. At 31 December 2020, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 212,500 thousand (Euros 233,750 thousand at 31 December, 2019).

(a) Senior Notes

On 15 November 2019, as part of its refinancing process, Grifols, S.A. issued Euros 1,675 million of Senior Secured Notes segmented in two notes of Euros 770 million and Euros 905 million. These notes will mature in 2027 and 2025 and will bear annual interest at a rate of 2.25% and 1.625%, respectively. On 15 November 2019 the notes were admitted to listing on the Irish Stock Exchange.

73

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million of Senior Unsecured Notes that will mature in 2025 and will bear annual interest at a rate of 3.20%. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

There has been no movement regarding the Senior Notes in 2020.

Details of movement in the Senior Notes at 31 December 2019 are as follows:

	Thousands of Euros		
	Opening outstanding balance 01/01/19	Refinancing	Closing outstanding balance 31/12/19
Senior Unsecured Notes (nominal amount)	1,000,000	--	1,000,000
Senior Secured Notes (nominal amount)	--	1,675,000	1,675,000
Total	1,000,000	1,675,000	2,675,000

At 31 December 2020 and 2019 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2019

	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/19	04/05/20	3,000	5.00%	103,122	(1,170)	(1,686)

31/12/2020

	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	04/05/20	04/05/21	3,000	3.00%	116,352	(3,612)	(1,118)

74

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2020 and 2019 are as follows:

					Thousands of Euros			
					31/12/2020		31/12/2019	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,332,800	1,360,000	1,346,400
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	2,227,171	2,002,615	2,227,171	2,204,900
Total senior debt					3,587,171	3,335,415	3,587,171	3,551,300
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	42,500	100,000	53,125
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	63,750	85,000	74,375
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	74,375	85,000	85,000
Total EIB Loan					270,000	180,625	270,000	212,500
Revolving Credit	US Dollars	Libor + 1.5%	15/11/2019	15/11/2025	817,394	--	445,434	--
Total Revolving Credit					817,394	--	445,434	--
Other non-current loans	Euros	1.93%	21/11/2014	30/09/2024	10,000	3,146	10,000	4,186
Loan transaction costs					--	(223,944)	--	(266,214)
Non-current loans and borrowings					**4,684,565**	**3,295,242**	**4,312,605**	**3,501,772**

75

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousands of Euros 31/12/2020 31/12/2019 Interest rate Date awarded M aturity date Amount extended Carry ing amount Amount extended Carry ing amount Credit Currency Senior debt - Tranche B Senior debt - Tranche B Total senior debt Euros US Dollars Euribor + 2.25% Libor + 2.00% 15/11/2019 15/11/2019 15/11/2027 15/11/2027 (*) (*) 13,600 20,435 (*) (*) 13,600 22,271 --34,035 --35,871 Euros Euros 2.40% 2.02% EIB Loan EIB Loan 20/11/2015 22/12/2017 20/11/2025 22/12/2027 (*) (*) 10,625 21,250 (*) (*) 10,625 10,625 Total EIB Loan --31,875 --21,250 0.10% - 4.06% Other current loans 241,895 138,855 239,782 162,914 Loan transaction costs --(35,209) --(34,068) Curre nt loans and borrowings (*) See amount granted under non-current debt 241,895 169,556 239,782 185,967 76

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 7,262 thousand at 31 December 2020 (Euros 6,266 thousand at 31 December 2019).

On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. The new senior debt consists of a Term Loan B ("TLB"), which amount US Dollars 2,500 million and Euros 1,360 million with a 2.00% margin pegged to Libor and a 2.25% margin pegged to Euribor respectively, maturity in 2027 and quasi-bullet repayment structure. The borrowers of the total senior debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.
The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differed by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it was considered that the debt instrument was not been substantially modified.

The costs of refinancing the senior debt have amounted to Euros 84.4 million. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of the terms of the senior debt did not imply a derecognition of the liability. According to the IASB's interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group recognized income of Euros 97,850 thousand in the statement of profit and loss for the year 2019 (see note 27).

The terms and conditions of the senior secured debt are as follows:

- **Tranche B**: eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros:
  - **Tranche B in US Dollars:**
    - Original principal amount of US Dollars 2,500 million.
    - Applicable margin of 200 basis points (bp) pegged to US Libor.
    - Quasi-bullet repayment structure.
    - Maturity in 2027.
  - **Tranche B in Euros:**
    - Original principal amount of Euros 1,360 million.
    - Applicable margin of 225 basis points (bp) pegged to Euribor.
    - Quasi-bullet repayment structure.
    - Maturity in 2027.

Details of Tranche B by maturity at 31 December 2020 are as follows:

	US Tranche B			Tranche B in Euros	
	Currency	Amortization in thousands of US Dollars	Amortization in thousands of Euros	Currency	Amortization in thousands of Euros
Maturity					
2021	US Dollars	25,000	20,435	Euros	13,600
2022	US Dollars	25,000	20,435	Euros	13,600
2023	US Dollars	25,000	20,435	Euros	13,600
2024	US Dollars	25,000	20,435	Euros	13,600
2025	US Dollars	25,000	20,435	Euros	13,600
2026	US Dollars	25,000	20,435	Euros	13,600
2027	US Dollars	2,325,000	1,900,441	Euros	1,264,800
Total	US Dollars	2,475,000	2,023,051	Euros	1,346,400

77

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- **US Dollar 1,000 million senior revolving credit facility:** On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025 and an applicable margin of 150 basis points (bp) pegged to US Libor. At 31 December 2020 no amount has been drawn down on this facility. The costs of refinancing of the revolving credit facility have amounted to Euros 9.3 million

Both the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 70% of the consolidated EBITDA of the Group.

The Notes have been issued by Grifols S.A. and are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Talecris Plasma Resources, Inc.., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

(c) Credit rating

In December 2020 and December 2019 Moody's Investors Service confirmed the 'Ba3' corporate family rating, 'Ba2' rating to the senior secured bank debt that was used to refinance the existing debt structure. The outlook is downgraded to negative (stable in December 2019). The credit rating of the senior unsecured notes is B2.

In December 2020 and December 2019 Standard & Poor's has confirmed its 'BB' rating on Grifols and has assigned 'BB+ ratings to Grifols' senior secured debt that was used to refinance the existing debt structure. The outlook for the rating is stable. The credit rating of the senior unsecured notes is B+.

(d) Other financial liabilities

At 31 December 2020 "other financial liabilities" include interest-free loans extended by governmental institutions amounting to Euros 12,060 thousand (Euros 14,787 thousand at 31 December 2019). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 499 thousand (Euros 592 thousand at 31 December 2019) (see note 19).

At 31 December 2020 "other current financial liabilities" include mainly the amount payable relating to the Alkahest, Inc. acquisition amounting to Euros 100,492 thousand (see note 3). At 31 December 2019, it mainly included the purchase option of Goetech, LLC amounting to US Dollars 20 million and an outstanding balance with a related party.

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros	
	31/12/2020	31/12/2019
Maturity at:		
Up to one year	105,041	41,768
Two years	3,945	50,585
Three years	1,976	2,977
Four years	1,580	1,870
Five years	1,141	1,420
Over five years	1,630	3,129
	115,313	101,749

78

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(e) Changes in liabilities derived from financing activities

	Thousand of Euros				
	Obligations	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Book value at January 1, 2019	1,102,978	5,165,765	12,885	95,217	6,376,845
New financing	1,778,218	(1,522,466)	--	12,249	268,001
Refunds	(100,215)	(145,261)	(73,785)	(8,152)	(327,413)
Bear of interests	37,095	171,535	34,558	1,166	244,354
Other movements (note 2)	(108,874)	24,121	761,682	--	676,929
Collection / Payment of interests	(32,000)	(204,179)	--	--	(236,179)
Business combination (note 3)	--	10,233	--	--	10,233
Foreign exchange differences	--	187,991	5,350	1,269	194,610
Balance at December 31, 2019	2,677,202	3,687,739	740,690	101,749	7,207,380
New financing	116,352	--	--	--	116,352
Refunds	(105,564)	(66,047)	(79,037)	(22,681)	(273,329)
Bear of interests	81,880	124,840	35,084	2,073	243,877
Other movements	--	(10,468)	88,867	4,837	83,236
Collection / Payment of interests	(60,355)	(95,433)	--	--	(155,788)
Business combination (note 3)	--	--	--	34,778	34,778
Foreign exchange differences	--	(172,246)	(52,105)	(5,443)	(229,794)
Balance at December 31, 2020	2,709,515	3,468,385	733,499	115,313	7,026,712

79

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(22) Trade and Other Payables

Details are as follows:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Suppliers	**601,618**	**581,882**
VAT payable	11,694	9,999
Taxation authorities, withholdings payable	6,829	26,839
Social security payable	32,640	15,150
Other public entities	89,926	113,644
Other payables	**141,089**	**165,632**
Current income tax liabilities	**3,482**	**5,966**
	746,189	**753,480**

Suppliers

Details of balances with related parties are shown in note 31.

The Group's exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

In accordance with the second final provision of Law 31/2014 that amends Law 15/2010 of 5 July, for fiscal years 2020 and 2019 information concerning the average payment period to suppliers is included.

	Days	
	31/12/2020	**31/12/2019**
Average payment period to suppliers	71.56	72.9
Paid invoices ratio	72.5	74.0
Outstanding invoices ratio	65.7	65.3

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Total invoices paid	635,214	577,017
Total outstanding invoices	96,121	85,550

(23) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Salaries payable	121,972	175,079
Other payables	1,046	847
Deferred income	22,934	9,791
Advances received	7,210	11,682
Other current liabilities	153,162	197,399

80

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(24) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2020, 2019 and 2018 by segment is as follows:

	Thousands of Euros		
	31/12/2020	31/12/2019	31/12/2018
Bioscience	4,242,502	3,993,462	3,516,704
Diagnostic	775,889	733,604	702,265
Hospital	118,675	134,441	119,454
Bio supplies	224,090	266,540	167,004
Others	31,989	22,820	22,451
Intersegments	(53,107)	(52,176)	(41,154)
	5,340,038	5,098,691	4,486,724

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros		
	31/12/2020	31/12/2019	31/12/2018
USA and Canada	3,599,746	3,390,811	2,974,429
Spain	339,169	268,287	264,913
European Union	495,323	588,375	535,361
Rest of the world	905,800	851,218	712,021
Consolidated	5,340,038	5,098,691	4,486,724

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros		
	31/12/2020	31/12/2019	31/12/2018
Gross sales	6,806,005	6,429,762	5,588,257
Chargebacks	(1,247,153)	(1,119,540)	(923,023)
Cash discounts	(68,912)	(70,340)	(62,518)
Volume rebates	(57,858)	(56,426)	(46,922)
Medicare and Medicaid	(61,089)	(50,442)	(40,343)
Other discounts	(30,955)	(34,323)	(28,727)
Net sales	5,340,038	5,098,691	4,486,724

81

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions in gross income during 2018 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342	
Current estimate related to sales made in current and prior year	923,023	62,518	46,922	40,343	28,727	1,101,533	(1)
(Actual returns or credits in current period related to sales made in current period)	(957,695)	(56,568)	(24,648)	(21,324)	(26,493)	(1,086,728)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	--	(4,909)	(16,384)	(13,232)	(3,781)	(38,306)	(3)
Translation differences	3,957	286	916	950	241	6,350	
Balance at 31 December 2018	**75,175**	**6,441**	**24,797**	**22,941**	**8,837**	**138,191**	

Movement in discounts and other reductions to gross income during 2019 was as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191	
Current estimate related to sales made in current and prior year	1,119,540	70,340	56,426	50,442	34,323	1,331,071	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,104,493)	(64,523)	(28,014)	(34,486)	(22,490)	(1,254,006)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	275	(6,385)	(25,050)	(20,375)	(5,652)	(57,187)	(3)
Translation differences	(9)	24	546	389	53	1,003	
Balance at 31 December 2019	**90,488**	**5,897**	**28,705**	**18,911**	**15,071**	**159,072**	

Movement in discounts and other reductions to gross income during 2020 was as follows:

82

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072	
Current estimate related to sales made in current and prior year	1,247,153	68,912	57,858	61,089	30,955	1,465,966	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,033,053)	(61,387)	(27,798)	(34,564)	(30,509)	(1,187,311)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(97,504)	(6,030)	(26,481)	(14,526)	(3,615)	(148,156)	(3)
Translation differences	(16,215)	(597)	(2,614)	(2,459)	(139)	(22,023)	
Balance at 31 December 2020	**190,869**	**6,795**	**29,670**	**28,451**	**11,763**	**267,548**	

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(25) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros		
	31/12/2020	**31/12/2019**	**31/12/2018**
Cost of sales	1,058,132	988,689	810,512
Research and development	110,682	106,472	93,817
Selling, general & administration expenses	383,851	382,472	345,224
	1,552,665	1,477,633	1,249,553

Details by nature are as follows:

	Thousands of Euros		
	31/12/2020	**31/12/2019**	**31/12/2018**
Wages and salaries	1,234,761	1,178,527	1,000,682
Contributions to pension plans (see note 29)	33,226	29,941	21,363
Other social charges	27,462	28,785	29,055
Social Security	257,216	240,380	198,453
	1,552,665	1,477,633	1,249,553

83

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The average headcount during 2020 and 2019, by department, was approximately as follows:

	Average headcount	
	31/12/2020	**31/12/2019**
Manufacturing	17,697	17,027
R&D - technical area	1,050	994
Administration and others	1,550	1,405
General management	288	252
Marketing	205	187
Sales and Distribution	1,305	1,282
	22,095	21,147

The headcount of the Group employees and the Company's directors at 31 December 2019, by gender, was as follows:

	31/12/2019		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	7,303	12,380	19,683
Research&development - technical area	406	623	1,029
Administration and others	887	587	1,474
General management	157	157	314
Marketing	75	120	195
Sales and Distribution	682	626	1,308
	9,519	14,497	24,016

The headcount of the Group employees and the Company's directors at 31 December 2020, by gender, is as follows:

	31/12/2020		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	7,169	11,880	19,049
Research&development - technical area	427	688	1,115
Administration and others	992	669	1,661
General management	145	156	301
Marketing	89	130	219
Sales and Distribution	691	619	1,310
	9,522	14,146	23,668

(26) Expenses by Nature

(a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2020, 2019 and 2018 classified by functions are as follows:

84

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	31/12/2020	31/12/2019	31/12/2018
Cost of sales	198,310	193,081	146,530
Research and development	32,814	22,471	19,836
Selling, general & administration expenses	90,409	86,903	62,243
	321,533	302,455	228,609

(b) Other operating income and expenses

Other operating income and expenses incurred during 2020, 2019 and 2018 by function are as follows:

	Thousands of Euros		
	31/12/2020	31/12/2019	31/12/2018
Cost of sales	500,415	467,705	432,803
Research and development	156,994	166,177	152,670
Selling, general & administration expenses	499,218	457,921	410,753
	1,156,627	1,091,803	996,226

Details by nature are as follows:

	Thousands of Euros		
	31/12/2020	31/12/2019	31/12/2018
Changes in trade provisions	(14,059)	(19,811)	(23,125)
Professional services	265,539	244,355	211,305
Commissions	27,147	32,178	21,941
Supplies and auxiliary materials	187,370	170,021	149,831
Operating leases (note 9)	28,176	33,235	84,299
Freight	137,466	130,663	112,340
Repair and maintenance expenses	147,039	136,377	107,806
Advertising	55,073	59,063	44,659
Insurance	30,776	25,647	22,632
Royalties	40,634	10,674	10,726
Travel expenses	23,005	61,346	51,428
External services	71,240	64,099	53,391
R&D Expenses	101,410	103,053	100,889
Other	55,811	40,903	48,104
Other operating income&expenses	1,156,627	1,091,803	996,226

85

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(27) Finance Result

Details are as follows:

	Thousands of Euros		
	31/12/2020	31/12/2019	31/12/2018
Finance income	8,021	114,197	13,995
Finance cost from Senior Unsecured Notes	(85,182)	(41,920)	(35,471)
Finance cost from senior debt (note 21 (b))	(119,140)	(262,797)	(247,646)
Finance cost from sale of receivables (note 14)	(10,964)	(9,171)	(6,053)
Capitalized interest (note 10)	16,606	14,894	8,955
Finance lease expense (note 9)	(35,205)	(34,558)	--
Other finance costs	(15,754)	(9,413)	(13,058)
Finance costs	(249,639)	(342,965)	(293,273)
Impairment and gains / (losses) on disposal of financial instruments	--	(37,666)	30,280
Change in fair value of financial instruments (note 11)	55,703	1,326	--
Exchange differences	8,246	(9,616)	(8,246)
Finance result	(177,669)	(274,724)	(257,244)

2019 finance income from senior debt includes an income of Euros 97,850 thousand related to the refinancing effect (see note 21).

During 2020 the Group has capitalized interest at a rate of between 3.72% and 4.70% based on the financing received (between 5.34% and 5.46% during 2019) (see note 4 (f)).

"Change in fair value of financial instruments" includes the difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 for an amount of Euros 56,526 thousand (see note 11).

At 31 December 2019, as part of the share exchange agreement with Shanghai RAAS Blood Products Co. Ltd., Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange for a contractual right to receive equity instruments in an associate, which generated a profit related to the measurement of the contractual right amounting to Euros 1 million at 31 December 2019 (see note 11).

(28) Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gripdan Invest, S.L., Araclon Biotech, Aigües Minerals de Vilajuiga, S.A. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc, Interstate Blood Bank, Inc. and Goetech, LLC.. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deductions.

86

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2020, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

(a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros		
	31/12/2020	**31/12/2019**	**31/12/2018**
Profit before income tax from continuing operations	878,629	817,103	725,842
Tax at 25%	219,657	204,276	181,461
Permanent differences	(7,181)	6,104	(2,000)
Effect of different tax rates	(30,686)	(22,564)	(29,543)
Tax credits (deductions)	(14,980)	(12,702)	(18,226)
Prior year income tax expense	517	(3,722)	381
Other income tax expenses/(income)	2,312	(2,933)	(637)
Total income tax expense	169,639	168,459	131,436
Deferred tax	43,138	58,275	(21,189)
Current tax	126,501	110,184	152,625
Total income tax expense	169,639	168,459	131,436

The effect of the different tax rates is basically due to a change of country mix in profits

(b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

87

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	Tax effect		
	31/12/2020	**31/12/2019**	**31/12/2018**
Assets			
Provisions	3,942	6,228	7,936
Inventories	59,129	51,838	41,029
Tax credits (deductions)	57,896	61,476	57,357
Tax loss carry forwards	53,063	36,066	32,769
Other	11,004	6,531	8,611
Subtotal, assets	185,034	162,139	147,702
Goodwill	(30,040)	(27,721)	(24,691)
Fixed assets, amortisation and depreciation	(3,011)	(2,821)	(3,922)
Intangible assets	(2,062)	(8,573)	(6,550)
Subtotal, net liabilities	(35,113)	(39,115)	(35,163)
Deferred assets, net	149,921	123,024	112,539
Liabilities			
Goodwill	(215,907)	(194,964)	(150,644)
Intangible assets	(270,145)	(214,993)	(220,752)
Fixed assets	(78,325)	(88,498)	(99,819)
Debt cancellation costs	(66,720)	(65,967)	(42,319)
Subtotal, liabilities	(631,097)	(564,422)	(513,534)
Tax loss carry forwards	12,024	24,734	20,833
Inventories	1,673	2,408	5,644
Provisions	36,663	39,366	53,290
Other	23,924	34,087	29,369
Subtotal, net assets	74,284	100,595	109,135
Net deferred Liabilities	(556,813)	(463,827)	(404,398)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros		
Deferred tax assets and liabilities	**31/12/2020**	**31/12/2019**	**31/12/2018**
Balance at 1 January	(340,803)	(291,859)	(322,755)
Movements during the year	(43,138)	(58,275)	21,189
Business combination (note 3)	(47,988)	--	21,328
Translation differences	25,037	9,331	(11,621)
Balance at 31 December	(406,892)	(340,803)	(291,859)

88

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Detail of assets and liabilities by jurisdiction at 31 December 2020 are as follows:

	USA 31/12/2020	Spain 31/12/2020	Other 31/12/2020	Total 31/12/2020
Net deferred tax	(466,961)	(36,298)	(26,616)	(529,875)
Tax credit rigths	--	57,861	35	57,896
Tax loss carry forwards	21,277	4,928	38,882	65,087
	(445,684)	26,491	12,301	(406,892)

Detail of assets and liabilities by jurisdiction at 31 December 2019 are as follows:

	USA 31/12/2019	Spain 31/12/2019	Other 31/12/2019	Total 31/12/2019
Net deferred tax	(392,040)	(35,117)	(35,921)	(463,078)
Tax credit rigths	54,340	5,162	1,297	60,799
Tax loss carry forwards	--	61,476	--	61,476
	(337,700)	31,521	(34,624)	(340,803)

Detail of assets and liabilities by jurisdiction at 31 December 2018 are as follows:

	USA 31/12/2018	Spain 31/12/2018	Other 31/12/2018	Total 31/12/2018
Net deferred tax	(353,116)	(34,441)	(15,260)	(402,817)
Tax credit rigths	46,722	5,669	1,210	53,601
Tax loss carry forwards	--	57,357	--	57,357
	(306,394)	28,585	(14,050)	(291,859)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2020, 2019 and 2018 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 89,750 thousand at 31 December 2020 (Euros 26,840 thousand at 31 December 2019).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in 5 years.

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2020 for an amount of Euros 65,087 thousand, approximately Euros 42,363 thousand will be recovered in a period of less than 5 years.

89

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 93,585 thousand (Euros 66,364 thousand at 31 December 2019). The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant. (c) Years open to inspection Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed. The main tax audits currently open in the Group are as follows: Grifols Shared Services North America, Inc. and subsidiaries: In 2020 notification of an inspection was received relating to the State Income Tax for the fiscals year 2017 and 2018. Grifols, S.A., Grifols Movaco, S.A., Diagnostic Grifols, S.A. and Instituto Grifols, S.A: In 2019 notification of an inspection has been received from 2014 to 2016 for corporate income tax and from 2015 to 2016 for VAT and withholding tax. Group management does not expect any significant liability to derive from these inspections. Based on its experience of the different tax inspections in the different jurisdictions in which Grifols operates, the Group considers it unlikely that there will be a scenario of discrepancy with the taxation authorities that will require significant adjustments to be made to the tax result or to the asset and/or liability balances relating to corporate income tax. (29) Other Commitments with Third Parties and Other Contingent Liabilities (a) Guarantees The Group has no significant guarantees extended to third parties. (b) Guarantees committed with third parties The Group has no significant guarantees extended to third parties, except for those described in note 21. (c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2020 has amounted to Euros 896 thousand (Euros 833 thousand for 2019). In successive years this contribution will be defined through labor negotiations. In the event that control is taken of the Company, the Group has agreements with 57 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary. The Group has contracts with five executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances. Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting 90

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee's choice of RSUs.

Grifols Class B Shares and Grifols ADS are valued at grant date.

These RSU's will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he/she will not be entitled to the additional RSU's.

At 31 December 2020, the Group has settled the RSU plan of 2017 for an amount of Euros 7,552 thousand (Euros 8,546 thousand at 31 December 2019 corresponding to the RSU plan of 2016).

This commitment is treated as equity instrument and the amount totals Euros 13,880 thousand at 31 December 2020 (Euros 12,498 thousand at 31 December 2019).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 32.2 million in 2020 (US Dollars 29.4 million in 2019).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d) Purchase commitments

Details of the Group's raw material purchase commitments s at 31 December 2020 are as follows:

	Thousands of Euros
2021	182,710
2022	113,555
2023	77,385
2024	1,033
2025	1,033
More than 5 years	603

91

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (e) Judicial procedures and arbitration Details of legal proceedings in which the Company or Group companies are involved are as follows: ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS, INC. adv. SIEMENS HEALTHCARE DIAGNOSTICS, INC. Served: 20 November 2018 Contract Dispute Ortho-Clinical Diagnostics, Inc. ("Ortho") and Grifols Diagnostic Solutions, Inc. ("GDS") dispute with Siemens Healthcare Diagnostics, Inc. ("Siemens") regarding sales and commissions under the Supply and Agency Agreement. NEXT ACTION: Dispute Resolution initiated per the Supply and Agency Agreement. Common Interest and Joint Defense Agreement entered between Ortho and GDS. Several meetings with executives and counsel took place in June, September and October 2019. Notice of arbitration filed on 4 December 2019. Siemens filed counterclaims on 10 December 2019. Arbitration panel selected and schedule established. Expert reports are due to be filed and expert discovery concluded by mid-February. Motion practice to limit arguments also underway and expected to be heard in March. ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC. Served: 8 October 2019 US District Court, Northern District of Illinois Patent Infringement, Civil Action No. 1:19-cv-6587 Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. GDS filed Motions to Dismiss and to Compel Arbitration, but the Court continued all pending Motions and referred the parties to a magistrate for a mandatory settlement conference. On 5 February 2020 the parties attended a Mandatory Settlement Conference ordered by the District Judge, with the Magistrate Judge presiding. No satisfactory settlement was reached. On 16 March , 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing was 15-16 June, 2020. As a result, the arbitrator awarded Grifols/Ortho US Dollars 4 Million. The court litigation is continuing. Abbott’s Motion to Dismiss was denied on 1 December, 2020. Discovery is now underway. 92

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(30) Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros 31/12/2019									
	Carrying amount						Fair Value			
	Financial assets at amortised costs	**Financial assets at FV to profit or loss**	**Financial assets at FV to OCI**	**Financial liabilities at amortised costs**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	--	--	--	7	7	--	--	7
Current Financial derivatives	--	1,716,738	--	--	--	1,716,738	--	--	1,716,738	1,716,738
Trade receivables	--	--	298,346	--	--	298,346	--	298,346	--	298,346
Financial assets measured at fair value	--	**1,716,745**	**298,346**	--	--	**2,015,091**				
Non-current financial assets	138,923	--	--	--	--	138,923				
Other current financial assets	12,188	--	--	--	--	12,188				
Trade and other receivables	153,960	--	--	--	--	153,960				
Cash and cash equivalents	741,982	--	--	--	--	741,982				
Financial assets not measured at fair value	**1,047,053**	--	--	--	--	**1,047,053**				
Senior Unsecured Notes	--	--	--	(2,576,935)	--	(2,576,935)	(2,749,557)	--	--	(2,749,557)
Promissory Notes	--	--	--	(100,267)	--	(100,267)				
Senior secured debt	--	--	--	(3,286,889)	--	(3,286,889)	--	(3,623,233)	--	(3,623,233)
Other bank loans	--	--	--	(400,850)	--	(400,850)				
Finance lease payables	--	--	--	(740,690)	--	(740,690)				
Other financial liabilities	--	--	--	(101,749)	--	(101,749)				
Debts with associates	--	--	--	(1,258)	--	(1,258)				
Other non-current debts	--	--	--	--	(983)	(983)				
Trade and other payables	--	--	--	(747,514)	--	(747,514)				
Other current liabilities	--	--	--	--	(197,399)	(197,399)				
Financial liabilities not measured at fair value	--	--	--	**(7,956,152)**	**(198,382)**	**(8,154,534)**				
	1,047,053	**1,716,745**	**298,346**	**(7,956,152)**	**(198,382)**	**(5,092,390)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

93

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros 31/12/2020										
	Carrying amount						Fair Value			
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	1,128	1,880	--	--	3,008	1,128	--	1,880	3,008
Trade receivables	--	--	308,485	--	--	308,485	--	308,485	--	308,485
Financial assets measured at fair value	--	**1,128**	**310,365**	--	--	**311,493**				
Non-current financial assets	195,149	--	--	--	--	195,149				
Other current financial assets	11,118	--	--	--	--	11,118				
Trade and other receivables	147,108	--	--	--	--	147,108				
Cash and cash equivalents	579,647	--	--	--	--	579,647				
Financial assets not measured at fair value	**933,022**	--	--	--	--	**933,022**				
Senior Unsecured & Secured Notes	--	--	--	(2,601,479)	--	(2,601,479)	(2,705,437)	--	--	(2,705,437)
Promissory Notes	--	--	--	(111,622)	--	(111,622)				
Senior secured debt	--	--	--	(3,110,298)	--	(3,110,298)	--	(3,358,729)	--	(3,358,729)
Other bank loans	--	--	--	(354,501)	--	(354,501)				
Lease liabilities	--	--	--	(733,499)	--	(733,499)				
Other financial liabilities	--	--	--	(115,313)	--	(115,313)				
Other non-current debts	--	--	--	--	(16,391)	(16,391)				
Trade and other payables	--	--	--	(742,707)	--	(742,707)				
Other current liabilities	--	--	--	--	(153,162)	(153,162)				
Financial liabilities not measured at fair value	--	--	--	**(7,769,419)**	**(169,553)**	**(7,938,972)**				
	933,022	**1,128**	**310,365**	**(7,769,419)**	**(169,553)**	**(6,694,457)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

94

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Credit risk

(a) Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2020 and 2019 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros	
Carrying amount	Note	31/12/2020	31/12/2019
Non-current financial assets	12	198,157	138,930
Other current financial assets	12	11,118	1,728,926
Trade receivables	14	383,233	369,797
Other receivables	14	24,377	29,267
Cash and cash equivalents	15	579,647	741,982
		1,196,532	3,008,902

The maximum level of exposure to risk associated with receivables at 31 December 2020 and 2019, by geographical area, is as follows.

	Thousands of Euros	
Carrying amount	31/12/2020	31/12/2019
Spain	62,358	58,363
EU countries	84,962	44,887
United States of America	157,395	171,345
Other European countries	10,525	13,485
Other regions	92,370	110,984
	407,610	399,064

(b) Impairment losses

A breakdown of the trade and other receivables net of the bad debt provision by ageing as of 31 December 2019 is as follows:

	Thousands of Euros			
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
Not matured	0.19%	285,942	(585)	285,357
Past due 0-30 days	0.19%	48,212	(57)	48,155
Past due 31-60 days	0.62%	15,831	(101)	15,730
Past due 61-90 days	2.03%	10,364	(156)	10,208
Past due 91-180 days	3.01%	8,606	(243)	8,363
Past due 181-365 days	8.52%	2,216	(232)	1,984
More than one year	100.00%	3,056	(3,056)	--
Customers with objective evidence of impairment		17,861	(17,861)	--
		392,088	(22,291)	369,797

95

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

A breakdown of the trade and other receivables net of the bad debt provision by seniority at 31 December 2020 is as follows:

	Thousands of Euros			
	ECL Rate	**Total gross carrying amount**	**Provision**	**Total net trade receivable third party**
Not matured	0.19%	283,612	(515)	283,097
Past due 0-30 days	0.19%	34,282	(54)	34,228
Past due 31-60 days	0.62%	9,157	(57)	9,100
Past due 61-90 days	2.03%	6,155	(125)	6,030
Past due 91-180 days	3.01%	16,546	(211)	16,335
Past due 181-365 days	8.52%	34,768	(325)	34,443
More than one year	100.00%	4,861	(4,861)	--
Customers with objective evidence of impairment		16,837	(16,837)	--
		406,218	(22,985)	383,233

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros		
	31/12/2020	**31/12/2019**	**31/12/2018**
Opening balance	22,291	20,531	19,706
Net charges for the year	2,436	4,971	6,443
Net cancellations for the year	(124)	(3,142)	(5,650)
Transfers	(29)	(19)	--
Translation differences	(1,589)	(50)	32
Closing balance	22,985	22,291	20,531

An analysis of the concentration of credit risk is provided in note 5 (a).

96

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Note	**Carrying amount at 31/12/19**	**Contractual flows**	**6 months or less**	**6 - 12 months**	**1-2 years**	**2- 5 years**	**More than 5 years**
Financial liabilities								
Bank loans	21	3,687,739	4,826,286	204,851	100,083	183,525	715,443	3,622,384
Other financial liabilities	21	101,749	101,749	21,000	20,708	50,646	7,416	1,979
Bonds and other marketable securities	21	2,677,202	3,167,075	128,606	32,016	64,031	2,137,772	804,650
Finance lease payables	21	740,690	740,690	22,334	22,130	41,444	155,300	499,482
Debts with associates	31	1,258	1,258	--	1,258	--	--	--
Payable to suppliers	22	581,882	581,882	581,867	15	--	--	--
Other current liabilities	23	22,320	22,320	21,612	708	--	--	--
Total		7,812,840	9,441,260	980,270	176,918	339,646	3,015,931	4,928,495

		Thousands of Euros						
Carrying amount	Note	**Carrying amount at 31/12/20**	**Contractual flows**	**6 months or less**	**6 - 12 months**	**1-2 years**	**2- 5 years**	**More than 5 years**
Financial liabilities								
Bank loans	21	3,464,799	4,176,075	190,659	89,704	134,789	502,605	3,258,318
Other financial liabilities	21	115,313	115,314	103,397	1,645	3,372	5,515	1,385
Bonds and other marketable securities	21	2,713,101	3,119,194	144,756	32,016	64,031	2,091,066	787,325
Lease liabilities	21	733,499	733,499	21,896	20,746	40,961	158,032	491,864
Payable to suppliers	22	601,618	601,618	601,585	33	--	--	--
Other current liabilities	23	31,190	31,190	30,369	821	--	--	--
Total		7,659,520	8,776,890	1,092,662	144,965	243,153	2,757,218	4,538,892

Currency risk

97

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group's exposure to currency risk is as follows:

	Thousands of Euros	
	31/12/2019	
	Euros (*)	Dollars (**)
Trade receivables	4,978	29,022
Receivables from Group companies	101,685	3,829
Loans to Group companies	16,053	595
Cash and cash equivalents	(8,603)	1,698
Trade payables	(18,908)	(13,826)
Payables to Group companies	(75,435)	(93,713)
Loans from Group companies	(42,388)	(4,151)
Bank loans	(63,750)	--
Balance sheet exposure	(86,368)	(76,546)

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros	
	31/12/2020	
	Euros (*)	Dollars (**)
Trade receivables	1,468	19,938
Receivables from Group companies	112,442	6,140
Loans to Group companies	221,135	55
Cash and cash equivalents	35,034	416
Trade payables	(46,318)	(10,822)
Payables to Group companies	(61,421)	(72,693)
Loans from Group companies	(18,391)	(1,726)
Bank loans	(53,125)	--
Balance sheet exposure	190,824	(58,692)

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2020 and 2019 year ends are as follows:

	Closing exchange rate	
Euros	31/12/2020	31/12/2019
US Dollars	1.2234	1.1225

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2020, equity would have increased by Euros 750,646 thousand (Euros 799,565 thousand at 31 December 2019) and profit due to foreign exchange differences would have increased by Euros 13,213 thousand (would have decreased by Euros 16,291 thousand at 31 December 2019). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2020 and 2019 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

98

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Fixed-interest financial instruments		
Financial liabilities	(2,887,500)	(2,908,750)
	(2,887,500)	(2,908,750)
Variable-interest financial instruments		
Financial liabilities	(3,369,451)	(3,587,171)
	(3,369,451)	(3,587,171)
	(6,256,951)	(6,495,921)

(b) Sensitivity analysis

If the interest rate had been 100 basis points higher at 31 December 2020, the interest expense would have increased by Euros 36,153 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

If the interest rate had been 100 basis points higher at 31 December 2019, the interest expense would have increased by Euros 51,412 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(31) Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Receivables from associates (note 14)	1,447	1,883
Trade payables associates	(133)	(114)
Loans to associates (note 12)	--	18,342
Loans to other related parties (note 12)	80,851	86,363
Other financial assets with other related parties	114,825	34,367
Debts with associates	--	(1,258)
Debts with key management personnel	(5,934)	(4,005)
Payables to members of the board of directors	--	--
Payables to other related parties	(6,613)	(4,878)
Other financial liabilities with other related parties	--	(13,000)
	184,443	117,700

Payables are included in trade and other payables (see note 22).

(a) Group transactions with related parties

Group transactions with related parties during 2018 were as follows:

99

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	5,846	--	--	--
Purchases	(97,941)	--	--	--
Other service expenses	(21,065)	--	(4,282)	(844)
Operating lease expense	--	--	(5,469)	--
Remuneration	--	(16,070)	--	(5,848)
R&D agreements	(50)	--	--	--
Sale of investments (note 3)	--	--	469,881	--
Finance income	3,951	--	--	--
Finance cost	(579)	--	--	--
	(109,838)	(16,070)	460,130	(6,692)

Group transactions with related parties during 2019 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	10,196	--	--	--
Purchases	(48,300)	--	--	--
Other service expenses	(25,638)	--	(5,586)	(220)
Remuneration	--	(16,795)	--	(5,517)
Payments for rights of use	--	--	(7,104)	--
Finance income	2,265	--	--	--
Finance cost	(158)	--	--	--
	(61,635)	(16,795)	(12,690)	(5,737)

Group transactions with related parties during 2020 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	10,522	--	--	--
Purchases	(459)	--	--	--
Other service expenses	(15,010)	--	(10,344)	--
Remuneration	--	(17,164)	--	(4,966)
Payments for rights of use	--	--	(5,137)	--
Purchase of property, plant and equipment	--	--	(13,500)	--
Finance income	10,939	--	--	--
	5,992	(17,164)	(28,981)	(4,966)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

100

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

"Other service expenses" include contributions to non-profit organizations totaling Euros 10,344 thousand in 2020 (Euros 5,586 thousand in 2019 and Euros 4,282 thousand in 2018).

During 2011 one of the Company's directors signed a three-year consulting services contract. The director received annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. In the years 2014, 2015, 2017 and 2018 the contract was renewed and the amount of the fees corresponded to US Dollars 1 million per year. The contract expired on 31 March 2019 and during 2019 the fees amounted to US Dollars 250 thousand.

On 28 December 2018, the Group sold Biotest and Haema to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand (see note 3). For the payment of the mentioned amount of the sale, Scranton signed a loan contract dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. The compensation is 2%+EURIBOR and due on 28 December 2025.

Directors representing shareholders' interests have received remuneration of Euros 965 thousand in 2020 (Euros 1,501 thousand in 2019).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)).

(b) Conflicts of interest concerning the directors

The Company's directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(32) Environmental Issues

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2019 were as follows:

	Thousands of Euros		
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	10,588	(3,038)	7,550
Waste management	4,189	(1,860)	2,329
Reduction of electricity consumption	14,172	(5,135)	9,037
Reduction of water consumption	13,887	(4,329)	9,558
Energy	300	(6)	294
Other	6,763	(1,155)	5,608
	49,899	(15,523)	34,376

101

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2020 are as follows:

	Thousands of Euros		
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	10,646	(3,673)	6,973
Waste management	4,735	(2,098)	2,637
Reduction of electricity consumption	14,247	(6,181)	8,066
Reduction of water consumption	14,664	(5,164)	9,500
Energy	374	(23)	351
Other	7,798	(1,673)	6,125
	52,464	(18,812)	33,652

Expenses incurred by the Group for protection and improvement of the environment during 2020 totaled approximately Euros 20,495 thousand (Euros 19,521 thousand during 2019 and Euros 15,474 thousand during 2018).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

The Group has not received environmental grants during 2020, 2019 and 2018.

(33) Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees for professional services during 2020 and 2019:

	Thousands of Euros	
	31/12/2020	**31/12/2019**
Audit services	1,644	1,615
Audit-related services	572	880
	2,216	2,495

Amounts included in table above, includes the total amount of fees related to services incurred during 2020 and 2019 without considering the invoice date.

Other assurance services in 2020 and 2019 include limited reviews of the interim financial statements, the audit of the consolidated financial statements under PCAOB, the audit of the consolidated financial statements of Grifols Diagnostic solutions and agreed-upon procedures.

Other entities affiliated to KPMG International have invoiced the Group for the following fees for professional services during 2020 and 2019:

102

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
	31/12/2020	31/12/2019
Audit services	3,044	3,036
Audit-related	706	200
Tax advisory fees	11	53
Other services	105	87
	3,866	3,376

Other audit firms have invoiced the Group for the following fees for professional services during 2020 and 2019:

	Thousands of Euros	
	31/12/2020	31/12/2019
Audit services	58	62
	58	62

(34) COVID-19 Impact

In 2020, Grifols has continued to demonstrate its resilience and commitment to sustainable growth during the COVID-19 pandemic.

Grifols keeps its plasma centers, production facilities and the supply of products and services operational. In addition, to continue strengthening its commitment to society, Grifols works through its talent pool, R&D projects and capital expenditures to continue helping to fight the pandemic.

Due to these unprecedented times and in accordance to IAS 2 "Inventories", Grifols recognized a total estimated impact of Euros 205 million to adjust Grifols' inventory value primarily during the COVID-19 pandemic in the second quarter of the year.

In addition, in line with its prudence and commitment to profitability, Grifols has implemented an operating expense containment plan to yield a positive impact of Euros 112 million in the statement of profit and loss for 2020. The plan has no impact on the company's labor force or innovation investments.

Noteworthy is the contribution mainly in Spain of the specific diagnostic test developed by Grifols for the detection of SARS-CoV-2.With all this, Grifols estimates that the net impact on operating result caused by the COVID-19 pandemic amounts to Euros 155 million. This figure includes the negative impact on inventory value and the reduced revenues from the Bioscience Division, and the positive impact of the operating expense containment plan and the contribution of the molecular test for the detection of the SARS-CoV-2 virus.

At 31 December, 2020 Grifols' liquidity position stands at close to Euros 1,500 million, including Euros 580 million corresponding to the cash position and nearly Euros 900 million of undrawn lines of credit.

The company is equipped to respond to the demands of the current context and remains committed to its long-term growth strategy. Grifols will continue to monitor any potential impacts on operations and will take all necessary actions to mitigate any potential effect on its supply chain.

103

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2020 31/12/2019 31/12/2018 Acquisition / Incorporation date Registered Office % shares % shares % shares Name Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Diagnostic Grifols, S.A. 1987 Industrial Development and manufacture of diagnostic equipment, instruments and reagents. ---100.000% ---100.000% ---100.000% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Instituto Grifols, S.A. 1987 Industrial Plasma fractioning and the manufacture of haemoderivative pharmaceutical products. 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.) Merged with Grifols International in 2018 Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials. 1987 Services ------------------Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Production of glass-and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. Laboratorios Grifols, S.A. 1989 Industrial 98.600% 1.400% 98.600% 1.400% 98.600% 1.400% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H). Biomat, S.A. 1991 Industrial 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies. Grifols Engineering, S.A. 2000 Industrial 99.950% 0.050% 99.950% 0.050% 99.950% 0.050% 2410 Lillyvale Avenue Los Angeles (California) United States Biomat USA, Inc. 2002 Industrial Procuring human plasma. ---100.000% ---100.000% ---100.000% 5555 Valley Boulevard Los Angeles (California) United States Grifols Biologicals LLC. 2003 Industrial Plasma fractioning and the production of haemoderivatives. ---100.000% ---100.000% ---100.000% Unit 5/80 Fairbank Clayton South Victoria 3149 Australia Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics. Grifols Australia Pty Ltd. 2009 Industrial 100.000% ---100.000% ---100.000% ---Bonnstrasse,9 3186 Dügingen Switzerland Medion Grifols Diagnostic AG 2009 Industrial ---55.000% ---55.000% ---100.000% Development and manufacturing activities in the area of biotechnology and diagnostics. 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States Grifols Therapeutics LLC. 2011 Industrial Plasma fractioning and the production of haemoderivatives. ---100.000% ---100.000% ---100.000% 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States Talecris Plasma Resources, Inc. 2011 Industrial ---100.000% ---100.000% ---100.000% Procurement of human plasma. Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland Grifols Worldwide Operations Limited Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies. 2012 Industrial 100.000% ---100.000% ---100.000% ---Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain Progenika Biopharma, S.A. 2013 Industrial Development, production and commercialisation of biotechnological solutions. 91.880% 8.120% 91.880% 8.120% 99.998% ---Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country. Asociación I+D Progenika 2013 Industrial ---------------99.998% 4560 Horton Street 94608 Emeryville, California United States Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.) 2013 Industrial Manufacture and sale of blood testing products ---55.000% ---55.000% 100.000% ---This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES
Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2020 % shares Direct	31/12/2020 % shares Indirect	31/12/2019 % shares Direct	31/12/2019 % shares Indirect	31/12/2018 % shares Direct	31/12/2018 % shares Indirect
Fully Consolidated Companies										
Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%
Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—
Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%
Grifols Portugal Productos Farmacêuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%
Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—
Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%
Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%
Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—
Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%
Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%
Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group's subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Grifols Italia S.p.A.	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—
Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—
Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brasil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	0.000%	100.000%	0.000%	100.000%	—
Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—
Logistica Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopan Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Acquisition / Incorporation date 31/12/2020 % shares 31/12/2019 % shares 31/12/2018 % shares Registered Office Name Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes. Grifols México, S.A. de C.V. 1993 Commercial 99.980% 0.020% 99.980% 0.020% 99.980% 0.020% Lochamer Schlag, 12D 82166 Gräfelfing Germany Medion Diagnostics GmbH 2009 Commercial Distribution and sale of biotechnological and diagnostic products. ---------------100.000% Sveavägen 166 11346 Stockholm Sweden Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities. Grifols Nordic, AB 2010 Commercial 100.000% ---100.000% ---100.000% ---Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software. Grifols Colombia, Ltda 2010 Commercial 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments. Lyoner Strasse 15, D-60528 Frankfurt am Main Germany Grifols Deutschland GmbH 2011 Commercial 100.000% ---100.000% ---100.000% ---5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada Grifols Canada, Ltd. 2011 Commercial Distribution and sale of biotechnological products. ---100.000% ---100.000% ---100.000% Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.) Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services. 2013 Commercial 100.000% ---100.000% ---100.000% ---Steinengraben, 5 40003 Basel Switzerland Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. Grifols Switzerland AG 2013 Commercial 100.000% ---100.000% ---100.000% ---Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong Grifols (H.K.), Limited 2014 Commercial Distribution and sale of diagnostic products. ---100.000% ---100.000% ---100.000% Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. Grifols Japan K.K. 2014 Commercial 100.000% ---100.000% ---100.000% ---Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India Grifols India Healthcare Private Ltd 2014 Commercial Distribution and sale of pharmaceutical products. 99.984% 0.016% 99.984% 0.016% 99.984% 0.016% 8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan Grifols Diagnostics Equipment Taiwan Limited 2016 Commercial Distribution and sale of diagnostic products. 100.000% ---100.000% ---100.000% ---Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain Grifols Viajes, S.A. 1995 Services 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Travel agency exclusively serving Group companies. The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.) 2003 Services Reinsurance of Group companies’ insurance policies. ---100.000% ---100.000% ---100.000% 2410 Lillivale Avenue 90032 Los Angeles, California United States Grifols Shared Services North America, Inc. (formerly Grifols Inc.) Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products. 2011 Services 100.000% ---100.000% ---100.000% ---Avenida Diagonal 477 Barcelona, Spain Gripdan Invest, S.L 2015 Services Rental of industrial buildings 100.000% ---100.000% ---100.000% ---Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine. Gri-Cel, S.A. (merged with Instituto Grifols, S.A. in 2019) 2009 Research ------------0.001% 99.999% This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2020 % shares Direct	31/12/2020 % shares Indirect	31/12/2019 % shares Direct	31/12/2019 % shares Indirect	31/12/2018 % shares Direct	31/12/2018 % shares Indirect
Fully Consolidated Companies										
Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	—	75.100%	—	75.100%	—	73.220%
VCN Biosciences, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment	—	86.830%	—	81.340%	—	81.340%
Grifols Innovation and New Technologies Limited	Orange Castle Business Park, Orange Castle, Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—	100.000%	—	100.000%	—	100.000%
PBS Acquisition Corp. (merged with IBBI in 2019)	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	—	—	—	—	100.000%
Kiro Grifols S.L. (formerly Kiro Robotics S.L.)	Polígono Bainetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	90.000%	—	90.000%	—
Chiquito Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	—	100.000%	—	100.000%	—	100.000%
Aigües Minerals de Vilajuïga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	2017	Industrial	Collection and use of mineral-medicinal waters and obtainment of all necessary administrative concessions for the optimum and widest use of these.	99.990%	0.010%	99.990%	0.010%	100.000%	—
Goetech LLC (D/B/A Medkeeper)	7600 Grandview Avenue, Suite 210, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—	100.000%	—	54.760%	—	54.760%
Interstate Blood Bank, Inc	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma	—	100.000%	—	100.000%	—	—
Haema, AG	Landsteinerstraße 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—
BPC Plasma, Inc (formerly Biotest Pharma Corp)	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—
Alkahest, Inc	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	42.450%	—	—	—	—
Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	50.000%	—	—	—	—
Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Viena, Austria	2019	Industrial	Procurement of human plasma.	—	50.000%	—	—	—	—
Green Cross Biotherapeutics	2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmaceuticals and Medicines Industry	—	100.000%	—	—	—	
Green Cross America Inc.	1561 E Orangethorpe Ave #205, Fullerton, CA 92831 USA	2020	Industrial	Procurement of human plasma.	—	100.000%	—	—	—	
Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 Estados Unidos	2020	Services	To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—	100.000%	—	—	—	
Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions	100.000%	—	—	—	—	

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2020 % shares		31/12/2019 % shares		31/12/2018 % shares	
					Direct	Indirect	Direct	Indirect	Direct	Indirect
Equity accounted investees and others										
Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	35.130%	—	35.130%	—	35.130%
TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	—	—	—	—	—
Mecwins, S.L.	Avenida Fernandez Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions	—	24.990%	—	24.990%	—	24.990%
Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	—	—	47.580%	—	47.580%
Albajuna Therapeutics, S.L.	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	49.000%	—	49.000%	—	30.000%
Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	49.190%
Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	48.972%
Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	48.900%
Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	19.330%	—	19.330%	—	19.330%
Access Biologicals, LLC.	995 Park Center Dr., Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%
Access Biologicals IC-DISC, Inc.	995 Park Center Dr., Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%
Access Cell Culture, LLC.	995 Park Center Dr., Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%
Access Manufacturing, LLC.	995 Park Center Dr., Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%
Access Plasma, LLC.	995 Park Center Dr., Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%
GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	43.960%	—	43.960%	—	43.960%
Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	50.000%	—	50.000%
Medcom Advance, S.A.	Av. Roma, 35 Entresuelo 1, 08018 Barcelona, Spain	2019	Research	Research and development of nanotechnological solutions.	—	45.000%	—	45.000%	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2020 31/12/2019 31/12/2018 % shares % shares % shares Acquisition / Incorporation date Name Registered Office Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Equity-accounted investees and others Garnisongasse 4/12, 1090 Vienna, Austria Plasmavita Healthcare II GmbH 2019 Industrial Procurement of human plasma. ---------50.000% ------2009 Wangyuan Road, Shanghai RAAS Blood Products Co. Ltd. Fengxian District, Shanghai Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level. 2020 Industrial 26.200% ---------------This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Operating Segments for the years ended 31 December 2020, 2019 and 2018 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Bioscience 2019 Hospital 2019 Diagnostic 2019 Bio Supplies 2019 Others 2019 Intersegments 2019 Consolidated 2019 2020 2018 2020 2018 2020 2018 2020 2018 2020 2018 2020 2018 2020 2018 Revenues from external customers 4,242,502 3,993,462 3,516,704 118,675 134,441 119,454 775,889 733,604 702,265 224,090 266,540 167,004 31,989 22,820 22,451 (53,107) (52,176) (41,154) 5,340,038 5,098,691 4,486,724 Total operating income 4,242,502 3,993,462 3,516,704 118,675 134,441 119,454 775,889 733,604 702,265 224,090 266,540 167,004 31,989 22,820 22,451 (53,107) (52,176) (41,154) 5,340,038 5,098,691 4,486,724 Profit/(Loss) for the segment 949,989 1,079,216 902,402 (12,504) (8,674) (12,587) 215,793 215,828 215,990 19,871 16,246 36,824 2,241 1,279 19,788 4,428 (3,094) (5,764) 1,179,818 1,300,801 1,156,653 Unallocated expenses Operating profit/(loss) Finance result (183,686) (169,436) (162,529) 996,132 (177,669) 1,131,365 (274,724) 994,124 (257,244) Share of profit/(loss) of equity-accounted investee Income tax expense Profit for the year after tax ---- 2,839 ---- ---- (19,794) (10,975) ---- 3,039 60,166 (19,744) (5,941) ---- 60,166 (39,538) (11,038) (169,639) (168,459) (131,436) 708,990 648,644 594,406 Segment assets Equity-accounted investments Unallocated assets 7,975,667 ---- 8,416,922 10,368 --6,928,220 99,547 --257,360 ---- 274,250 ---- 250,543 ---- 3,371,125 ---- 3,676,011 ---- 3,526,136 19,256 --251,551 46,782 --226,814 49,922 --117,673 47,742 --383,981 1,822,238 --77,501 54,183 --54,363 60,360 --(26,773) ---- (32,892) ---- (29,281) ---- 12,212,911 1,869,020 1,192,845 12,638,606 114,473 2,789,532 10,847,654 226,905 1,402,487 Total assets 15,274,776 15,542,611 12,477,046 Segment liabilities Unallocated liabilities 1,222,664 --1,371,352 --764,377 --32,179 --53,441 --32,767 --372,461 --351,799 --230,517 --120,787 --126,289 --6,427 --121,334 --35,581 --34,698 ---- ---- ---- --1,869,425 6,685,296 1,938,462 6,758,381 1,068,786 6,711,656 Total liabilities 8,554,721 8,696,843 7,780,442 Other information: Allocated amortisation and depreciation 201,087 196,335 156,893 12,443 11,686 10,819 63,053 52,224 44,030 21,846 20,415 5,656 2,820 2,147 1,941 ---- --301,249 282,807 219,339 Unallocated amortisation and depreciation ---- ---- ---- ---- ---- ---- ---- ---- ---- 20,284 19,648 9,270 Allocated expenses that do not require cash payments 38,955 43,524 172,648 529 (289) 297 (21,335) (22,873) (27,651) 3 393 28 (2,977) ---- ---- --15,175 20,755 145,322 Unallocated expenses that do not require cash payments ---- ---- ---- ---- ---- ---- ---- ---- ---- 4,924 2,416 1,339 Allocated additions for the year of property, plant & equipment, intangible assets and rights of use 289,062 868,103 220,531 11,548 62,298 15,354 34,516 103,911 58,064 10,915 65,448 2,050 1,150 1,768 883 ---- --347,191 1,101,528 296,882 Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use ---- ---- ---- ---- ---- ---- ---- ---- ---- 107,178 73,544 19,795 This appendix forms an integral part of note 6 to the consolidated annual accounts. 1 of 2

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Reporting by geographical area for the years ended 31 December 2020, 2019 and 2018 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Spain 2019 Rest of European Union 2019 USA + Canada 2019 Rest of World 2019 Consolidated 2019 2020 2018 2020 2018 2020 2018 2020 2018 2020 2018 Net Revenue 339,169 268,287 264,913 495,323 588,375 535,361 3,599,746 3,390,811 2,974,429 905,800 851,218 712,021 5,340,038 5,098,691 4,486,724 Assets by geographical area 1,117,647 2,764,054 898,599 2,927,198 3,425,874 3,177,781 9,138,360 9,059,674 8,133,108 2,091,571 293,009 267,558 15,274,776 15,542,611 12,477,046 Other information: Additions for the year of property, plant & equipment, intangible assets and rights of use 93,787 183,891 70,639 92,873 181,736 69,534 253,442 787,586 166,353 14,267 21,859 10,151 454,369 1,175,072 316,677 This appendix forms an integral part of note 6 to the consolidated annual accounts. 2 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2020
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2019	Additions	Business combinations	Transfers	Disposals	Translation differences	Balance at 31/12/2020
Development costs	435,339	35,301	265,571	--	--	(34,821)	701,390
Concessions, patents, licenses brands & similar	229,997	16,174	5	(6)	--	(18,147)	228,023
Computer software	258,597	27,939	2,229	3,963	(11)	(13,066)	279,651
Currently marketed products	1,092,834	--	--	--	--	(88,169)	1,004,665
Other intangible assets	178,359	3,118	--	(399)	(10,233)	(14,201)	156,644
Total cost of intangible assets	2,195,126	82,532	267,805	3,558	(10,244)	(168,404)	2,370,373
Accum. amort. of development costs	(103,531)	(23,810)	--	--	--	1,466	(125,875)
Accum. amort of concessions, patents, licenses, bı	(43,656)	(8,221)	--	(1,732)	--	2,412	(51,197)
Accum. amort. of computer software	(143,806)	(19,198)	--	(9,833)	12	5,701	(167,124)
Accum. amort. of currently marketed products	(322,119)	(37,739)	--	--	--	27,890	(331,968)
Accum. amort. of other intangible assets	(80,836)	(6,844)	--	9,389	214	6,647	(71,430)
Total accum. amort intangible assets	(693,948)	(95,812)	--	(2,176)	226	44,116	(747,593)
Impairment of other intangible assets	(67,644)	(2,977)	--	--	--	5,492	(65,130)
Carrying amount of intangible assets	**1,433,534**	**(16,257)**	**267,805**	**1,382**	**(10,018)**	**(118,796)**	**1,557,650**
			(See note 3)				

This appendix forms an integral part of note 8 to the consolidated annual accounts.

1 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2019
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2018	Additions	Business combinations	Transfers	Disposals	Translation differences	Balance at 31/12/2019
Development costs	377,312	53,847	--	--	-591	4,771	435,339
Concessions, patents, licenses brands & similar	196,410	26,222	2,587	293	--	4,485	229,997
Computer software	234,423	21,846	17	-518	-105	2,934	258,597
Currently marketed products	1,071,827	--	--	--	--	21,007	1,092,834
Other intangible assets	174,768	8	-365	516	-5	3,437	178,359
Total cost of intangible assets	2,054,740	101,923	2,239	291	(701)	36,634	2,195,126
Accum. amort. of development costs	(90,107)	(13,357)	--	--	--	(67)	(103,531)
Accum. amort of concessions, patents, licenses, br	(36,760)	(6,386)	--	--	--	(510)	(43,656)
Accum. amort. of computer software	(126,653)	(15,963)	--	(278)	60	(972)	(143,806)
Accum. amort. of currently marketed products	(278,795)	(38,040)	--	--	--	(5,284)	(322,119)
Accum. amort. of other intangible assets	(70,553)	(8,144)	--	(763)	--	(1,376)	(80,836)
Total accum. amort intangible assets	(602,868)	(81,890)	--	(1,041)	60	(8,209)	(693,948)
Impairment of other intangible assets	(66,335)	--	--	--	--	(1,309)	(67,644)
Carrying amount of intangible assets	**1,385,537**	**20,033**	**2,239**	**(750)**	**(641)**	**27,116**	**1,433,534**

(See note 3)

This appendix forms an integral part of note 8 to the consolidated annual accounts.

2 of 2

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Rights of Use for the year ended 31 December 2020 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balance at 31/12/2019 Business combinations Translation differences Balance at 31/12/2020 Additions Transfers Disposals Land and buildings 734,846 68,172 19,424 --(10,935) (52,387) 759,120 Machinery 6,167 1,775 --(1,846) (59) (130) 5,907 Computer equipment 6,504 2,449 --(37) (347) (341) 8,228 Vehicles 14,030 2,681 74 (10) (1,914) (709) 14,152 Total cost of rights of use 761,547 75,077 19,498 (1,893) (13,255) (53,567) 787,407 Accum. amort. of land and buildings (49,441) (52,774) --(2) 2,341 5,758 (94,118) Accum. amort of machinery (1,698) (1,588) --955 55 40 (2,236) Accum. amort. of computer equipment (2,180) (3,012) --37 347 168 (4,640) Accum. amort. of vehicles (4,370) (5,206) --7 1,529 323 (7,717) Total accum. amort of rights of use (57,689) (62,580) --997 4,272 6,289 (108,711) Carrying amount of rights of use 703,858 12,497 19,498 (896) (8,983) (47,278) 678,696 This appendix forms an integral part of note 9 to the consolidated annual accounts. 1 de 2

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Rights of Use for the year ended 31 December 2019 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balance at 31/12/2018 Business combinations Translation differences Balance at 31/12/2019 Additions Transfers Disposals Land and buildings --728,246 --381 (531) 6,750 734,846 Machinery --1,957 --4,209 --1 6,167 Computer equipment --3,324 --3,156 (4) 28 6,504 Vehicles --14,346 --20 (371) 35 14,030 Total cost of rights of use --747,873 --7,766 (906) 6,814 761,547 Accum. amort. of land and buildings --(49,786) ---- 287 58 (49,441) Accum. amort of machinery --(1,768) --69 1 (1,698) Accum. amort. of computer equipment --(2,204) --21 3 --(2,180) Accum. amort. of vehicles --(4,613) ---- 231 12 (4,370) Total accum. amort of rights of use --(58,371) --90 521 71 (57,689) Carrying amount of rights of use --689,502 --7,856 (385) 6,885 703,858 This appendix forms an integral part of note 9 to the consolidated annual accounts. 2 de 2

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2020 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at Business 31/12/2019 Additions combination Transfers Disposals differences 31/12/2020 Cost: Land and buildings Plant and machinery Fixed Assets under construction 807,195 2,141,611 497,164 19,843 50,825 226,092 14,964 48,408 121,399 (6,050) 103,594 (99,616) (211) (23,830) --(55,561) (120,179) (40,457) 780,180 2,200,429 704,582 3,445,970 296,760 184,771 (2,072) (24,041) (216,197) 3,685,191 Accumulated depreciation: Buildings (108,638) (17,974) --(3,826) 171 7,319 (122,948) Plant and machinery (1,175,075) (145,167) --5,412 22,590 56,757 (1,235,483) (1,283,713) (163,141) --1,586 22,761 64,076 (1,358,431) Impairment of other property, plant and equipment (2,712) 21 ---- --38 (2,653) 2,159,545 133,640 184,771 (486) (1,280) (152,083) 2,324,107 Carrying amount (See note 3) This appendix forms an integral part of note 10 to the consolidated annual accounts. 1 of 2

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2019 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balance at Translation Balance at Business combination 31/12/2018 Additions Transfers Disposals differences 31/12/2019 Cost: Land and buildings Plant and machinery Fixed assets under construction 726,412 1,984,853 345,391 30,209 55,957 239,111 30,346 19,079 926 10,866 68,107 (91,788) (2,078) (13,892) (55) 11,440 27,507 3,579 807,195 2,141,611 497,164 3,056,656 325,277 50,351 (12,815) (16,025) 42,526 3,445,970 Accumulated depreciation: Buildings (89,378) (18,108) (23,288) 23,111 657 (1,632) (108,638) Plant and machinery (1,012,735) (144,086) --(17,402) 11,901 (12,753) (1,175,075) (1,102,113) (162,194) (23,288) 5,709 12,558 (14,385) (1,283,713) Impairment of other property, plant and equipment (2,560) (113) ---- --(39) (2,712) 1,951,983 162,970 27,063 (7,106) (3,467) 28,102 2,159,545 Carrying amount (See note 3) This appendix forms an integral part of note 10 to the consolidated annual accounts. 2 of 2

APPENDIX VI GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2019 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast distributable profit for 2019: Projected profit after tax until 31/12/2019 Less, provision required to legal reserve 827,684 --827,684 Estimated distributable profit for 2019 136,828 Interim dividends distributed Forecast cash for the period 25 October 2019 to 25 October 2020: Cash balances at 25 October 2019 Projected collections Projected payments, including interim dividend --1,157,200 557,000 600,200 Projected cash balances at 25 October 2020 This appendix forms an integral part of note 16 to the consolidated annual accounts.

CONSOLIDATED DIRECTORS’ REPORT 2020

A CENTURY-OLD COMPANY RECOGNIZED AMONG THE WORLD’S MOST SUSTAINABLE COMPANIES THAT CONTINUES TO ADVANCE ITS MISSION OF HELPING PEOPLE LIVE LONGER AND BETTER LIVES, INCLUDING IN THE FIGHT AGAINST COVID-19 2021

INTRODUCTION I CHAIRMAN LETTER I 5 2020 CONSOLIDATED DIRECTORS’ REPORT Grifols’ Board of Directors and workforce, led by its co-CEOs, successfully managed an exceptionally challenging year, while achieving notable corporate objectives. For this reason, I would first like to express my sincerest thanks, admiration and pride for each and every one of the nearly 24,000 people who form part of the Grifols team. Working together, from all of our countries of operation, you ensured that we were able to continue supplying life-saving medicines and products to patients and healthcare professionals. At the same time, my appreciation and thoughts also go to those who are no longer with us. who have recovered from the disease can serve as an effective treatment in the fight against SARS-CoV-2. a heightened awareness of the need to increase their self-sufficiency of plasma and plasma-derived medicines. We will continue to work in this direction, always acting in an ethical and responsible manner in accordance with our mission. Accordingly, we are focusing our efforts in several different ways: collaborating in campaigns and appeals to collect plasma; inactivating convalescent plasma for its use in direct transfusions; developing specialty plasma-derived medicines; and financing promising research projects and initiatives. Guided by this sense of responsibility, Grifols continues to place sustainability as a core strategic pillar. In 2020, Grifols was distinguished as one of the world’s most sustainable countries by the most important global indices. We also created a Sustainability Committee delegated by the Board of Directors to reinforce our actions as a responsible company, that is transparent in our interactions and committed to creating value for our diverse stakeholders. We have also made significant advancements in other high-impact research projects, most notably the AMBAR (Alzheimer Management by Albumin Replacement) study. We marked an amazing milestone in 2020, when the prestigious scientific journal Alzheimer’s & Dementia: The Journal of the Alzheimer’s Association published the results of this clinical trial. We continue to move forward with our plan to make this treatment a reality and are setting up centers of excellence in several countries. In the current climate of uncertainty, I would like to send a message of hope and optimism to everyone on the outstanding team that makes Grifols possible: a project launched in 1909 with the proven capacity to emerge stronger from challenging situations, driven by a spirit of excellence and innovation that defines us as a company. At Grifols, our capacity to progress and innovate grows in the face of difficulties. Over the last year, we mobilized significant human and economic resources to find solutions to this new challenge, in alignment with our mission to promote the health and wellbeing of patients and society as a whole. Ethics, health and the environment are tightly interconnected, which is why we strive to ensure our operations are consistent with the needs of society and sustainable in their approach, even in such difficult times as the ones we are living in. SINCE 1909 GRIFOLS HAS DEMONSTRATED ITS PROVEN CAPACITY TO EMERGE STRONGER FROM CHALLENGING SITUATIONS, DRIVEN BY A SPIRIT OF EXCELLENCE AND INNOVATION THAT DEFINES US AS A COMPANY. Meanwhile, we continue to drive plasma science by fostering scientific knowledge on the proteome of human plasma and supporting research to explore its full potential through Alkahest, addition to other studies to combat age-related diseases and other pathologies. Thank you for your continued support. VÍCTOR GRÍFOLS ROURA CHAIRMAN Even before the pandemic was declared, we began collaborating with governments and healthcare authorities to put all of our expertise and experience at their disposal. As a pioneer in the development of plasma-derived therapies with a vocation and capacity to respond to health emergencies, as evidenced during the Ebola epidemic, we believe plasma from people In 2020, society as a whole became more aware of the word “plasma” and the critical importance of donations and donors in the production of life-saving plasma-based medicines. We have also made progress at an institutional level, in the European Union and other regions, to ensure COMMITMENT, INNOVATION AND A SPIRIT OF EXCELLENCE

INTRODUCTION I CEOs LETTER I 6 2020 CONSOLIDATED DIRECTORS’ REPORT Ethics, responsibility, commitment, and resilience driven by a great team is what guided our leadership in 2020, and has allowed us to continue strengthening our growth as a company in a sustainable manner. Similarly, we also signed a strategic alliance with the Egyptian government, entailing the development of 20 plasma centers and the construction of new manufacturing facilities. Offering an extraordinary bridge for collaboration, this partnership will reinforce Egypt’s healthcare system by promoting the country’s self-sufficiency in plasma-based therapies, while widening Grifols’ presence in the Middle East and Africa. At Grifols, we continue to do our best to move forward in an environment of immense challenges and uncertainty imposed by COVID-19. Thanks to our exceptional workforce, we were able to overcome adversity, adapt to change, ensure a continuous supply of our essential medicines, products and services, and count on each and every one of our employees to promote our core mission of enhancing the health and well-being of people. We also reinforced our operations in China by closing a strategic alliance with Shanghai RAAS. China holds tremendous growth potential for plasma products and transfusion diagnostic solutions. Working hand in hand with our strategic partner, we look forward to forging a solid presence in the Chinese market. We are proud of our response as a company and pleased by the increased focus on plasma and plasma donors whose generosity is more relevant today than ever before. While their generosity has always been critical to saving lives, it now has even greater meaning. The pandemic has heightened the need for broadscale scientific collaboration to find a joint and global solution against COVID-19. At Grifols, we were able to rapidly deploy resources to develop a SARS-CoV-2 detection test in record time, as well as a range of potential treatments based on the therapeutic properties of hyperimmune plasma and specific antibodies concentrated in immunoglobulins, in addition to other plasma-based therapies. At present, we are leading and participating in more than 25 research initiatives and projects to address this urgent social need. For this reason, we also remain steadfast in our pursuit to expand our network of plasma donation centers, as well as forge strategic alliances to boost other countries’ self-sufficiency in plasma-derived medicines. To reflect these aims, in 2020 we acquired centers in the U.S. and Europe and three production facilities in Canada. WE HAVE BOTH THE CAPACITY AND THE WILL TO MAKE A POSITIVE DIFFERENCE IN SOCIETY AND WE FIRMLY BELIEVE IN DEVELOPING OUR BUSINESS MODEL SUSTAINABLY ETHICS, RESPONSIBILITY, RESILIENCE AND A LONG-TERM VISION

INTRODUCTION I CEOs LETTER I 7 2020 CONSOLIDATED DIRECTORS’ REPORT In 2020, we upheld our R+D+i investment levels by allocating close to EUR 300 million. We also enhanced our innovation ecosystem by integrating companies like Alkahest, with which we began collaborating in 2015. All of these accomplishments and more are highlighted throughout this report, which underscores our unwavering quest to drive sustainable and long-term growth. And, as mentioned earlier, this stems directly from a vision of responsible leadership and the dedicated efforts of Grifols’ talent pool, made up of close to 24,000 employees from 88 nationalities. Without any doubt, our team is our greatest asset. Grifols further contributes to the Sustainable Development Goals through an array of initiatives, combining economic gain with social and environmental value creation. We believe business investment can serve as a powerful driver for positive social change, since corporate investments and positive social impact are not a zero-sum game. In 2020, Grifols was recognized as one of the world’s most sustainable companies by highly prestigious indices including Dow Jones Sustainability Index, Euronext Vigeo, FTSE4Good and Bloomberg Gender-Equality Index, which assess corporate performances on the basis of environmental, social and corporate governance criteria. These awards undoubtedly encourage us to continue working in the same direction. Their research will lead to greater knowledge of the human plasma proteome and enable us to promote innovative therapies for age-related diseases, among others, while contributing to scientific plasma progress. In the coming years, the impact of a deeper understanding of the human proteome in the field of bioscience could be as great as the discovery of the human genome sequence. To this end, in 2020 we decided to quantify the total socioeconomic impact generated by our operations in the U.S., Spain, Germany and Ireland in terms of job creation and GDP contribution, which totaled EUR 7,500 million. We also measured the social value generated by our U.S. plasma donation centers for the first time: more than EUR 6,200 million of impact was generated for donors, patients and local communities where the centers are based. In this regard, our progress to promote greater diversity, equality and talent development is indeed a source of pride. We continue to make progress on gender pay equality, female leadership and anti-harassment policies and campaigns to support women, among others. The new Diversity and Inclusion Plan will help us to continue to make progress in this area. For yet another year, we remained true to our values, our principles and our long-term vision. We truly appreciate your continued support. As a result of our innovation strategy, in 2020 we had a significant contribution to revenue growth from new products. Of note are Xembify® in the U.S. market, our subcutaneous immunoglobulin to treat primary immunodeficiencies; VistsealTM, a biological sealant developed in collaboration with Ethicon to control surgical bleeding; and Tavlesse® (fostamatinib), a therapeutic alternative for chronic immune thrombocytopenia (ITP) patients who are refractory to other treatments, following the agreement with Rigel Pharmaceutical. RAIMON GRÍFOLS ROURA CO-CEO VÍCTOR GRÍFOLS DEU CO-CEO In terms of economic results, we attained close to EUR 5,400 million in revenues. Our financial performance and business strategy provided the necessary strength to meet our planned capital investments, as well as expand and strengthen our cash position. In addition, we maintained our manufacturing operations while advancing on our 2030 environmental objectives, with the aim of minimizing our impact. We have both the capacity and the calling to make a positive difference in the society and firmly believe in developing our business model in a sustainable manner. We also continued to support various programs to promote health and wellness, education, environment and local community development, both directly and through our foundations. In 2020, we allocated EUR 41 million towards these programs. Beyond plasma-derived products, Grifols is also fostering innovation to offer more treatment options for patients and healthcare professionals in specific therapeutic areas, such as hematology, immunology, pulmonology, autoimmune diseases and neurodegenerative disorders. Our new sustainability policy outlines the primary principles and commitments regarding our social and environmental responsibility and offers a framework to integrate them globally and unequivocally into our business model.

INTRODUCTION I OUR COMMITMENT DURING COVID-19 I 8 2020 CONSOLIDATED DIRECTORS’ REPORT z OUR RESPONSIBILITY TO OUR EMPLOYEES z OUR COMMITMENT TO DONORS AND PATIENTS z COLLABORATION WITH HEALTHCARE AUTHORITIES z INNOVATION IN RESPONSE TO COVID-19 z SOLID FINANCIAL MANAGEMENT Grifols has done everything possible to protect its employees and guarantee their health and safety. Serving patients and society are core Since the outbreak of COVID-19, Grifols has been working closely with healthcare authorities in its main countries of Grifols is leading a number of projects to discover new treatments. It developed a TMA molecular test to detect the SARS-CoV-2 virus in plasma, blood and respiratory samples. In 2020, Grifols took all necessary measures to further bolster its already-solid financial position. As of December 31, 2020, Grifols’ treasury positions stood at EUR 580 million, which, when added to the EUR 1,000 million in undrawn lines of credit, brings its liquidity position to roughly EUR 1,500 million. priorities for Grifols, whose life-enhancing products and services are essential for patients and healthcare professionals around the world. The company is doing everything within its reach to increase its plasma supply, plasma-derived therapies, SARS-CoV-2 tests and other products to make sure patients continue to receive the treatment and healthcare they require. operation, including the United Spain and China, among others. States, The company was determined to retain its workforce and took no measures, temporary or permanent, reduce headcount. Grifols has shared its broad knowledge and technology about plasma inactivation for transfusions and convalescent plasma (antibody-rich plasma from recovered COVID-19 patients) to develop and produce a potential immunoglobulin-based treatment. Among its current initiatives is the development of immunoglobulins with anti-SARS-CoV-2 antibodies produced from plasma recovered from COVID-19 patients. It also promotes and collaborates with clinical trials that allow the use of inactivated convalescent plasma, along with additional trials to assess the potential benefits of other plasma-derived products. Grifols’ intense process of digital transformation in recent years was key to ensuring the continuity of its operations. Consequently, the company implemented a remote-work policy and reached flexibility agreements in order to sustain its manufacturing operations. In November 2019, Grifols optimized its financial structure with the completion of its debt refinancing process, which extended average maturity to seven years and provided greater flexibility in cov-lite terms. The company is also reinforcing its long-term commitment to donors, who play a fundamental role in the production of plasma-derived medicines. . . More details on Grifols’ management, impact and measures relating to COVID-19 are highlighted in every chapter of this report. OUR COMMITMENT DURING COVID-19

INTRODUCTION I PLASMA: AN ESSENTIAL ASSET TO ENSURING PATIENTS’ QUALITY OF LIFE I 9 2020 CONSOLIDATED DIRECTORS’ REPORT PATIENTS’ QUALITY OF LIFE During these unprecedented times, Grifols continues working hard to minimize supply chain delays in its products and services, which are critical for patients and healthcare professionals around the world. plasma as a raw material in the manufacture of plasma-derived treatments; as well as hyperimmune or convalescent plasma from people who have recovered from COVID-19, which is rich in anti-SARS-CoV-2 antibodies. In recent years, Grifols has forged a global network of 312 plasma centers in the U.S. and Europe, allowing it to expand and diversify its access to plasma. The company will continue its global efforts to raise awareness on the need for plasma. Grifols continues to stress the strategic relevance of plasma-derived medicines to guarantee people’s health and well-being worldwide as part of its efforts to raise awareness of plasma and its potential to treat COVID-19. In this regard, the company added its voice to the plea made by the Protein Therapeutics Association (PPTA) urging European healthcare authorities to take decisive action to encourage more plasma donations. Grifols has joined forces with diverse healthcare authorities and organizations to encourage people to donate plasma, including several outreach, educational and promotional campaigns on the importance of GRIFOLS LEADS VARIOUS EFFORTS TO RAISE AWARENESS ON THE ESSENTIAL ROLE OF PLASMA TO PRODUCE LIFE-SAVING MEDICINES PLASMA: AN ESSENTIAL ASSET TO ENSURING

INTRODUCTION I HIGHLIGHTS I 10 2020 CONSOLIDATED DIRECTORS’ REPORT HIGHLIGHTS GROWTH INVESTMENT AND INNOVATION NET REVENUE NET INCOME INVESTMENTS CAPEX 308 M€ I+D NET INVESTMENT 298 M€ 5.6% of net revenue 619 M€ 5,340 M€ EBITDA PLASMA CENTERS +6.1% cc* 312 1,324 M€ U.S. 264 Europe 48 PATENTS & TRADE MARKS 3,600 +7.1% cc NORTH AMERICA 834 +4.5% cc EU 906 +3.4% cc ROW 6,505 North America 470 Europe 2,691 ROW 3,344 * At constant currency.

INTRODUCTION I HIGHLIGHTS I 11 2020 CONSOLIDATED DIRECTORS’ REPORT TALENT AND DIVERSITY RESPONSIBILITY HUMAN CAPITAL 23,655 6,421 27% EU ENVIRONMENTAL COST & INVESTMENTS COMMUNITY INVESTMENTS 23 M€ 41 M€ 16,604 70% NORTH AMERICA 630 3% ROW ECONOMIC IMPACT JOBS CREATED 7,500 M€ 140,000 EQUAL OPPORTUNITY 98% PERMANENT CONTRACTS SOCIAL VALUE 14,142 60% WOMEN 9,513 40% MEN 88 NATIONALITIES 6,200 M€

INTRODUCTION I 2020 MILESTONES I 12 2020 CONSOLIDATED DIRECTORS’ REPORT APRIL • Start of the hyperimmune plasma campaign in the U.S. to develop and produce an anti-SARS-CoV-2 immunoglobulin as a potential treatment • Launch of a new format of HyperRAB®, a high-potency anti-rabies immunoglobulin for rabies postexposure prophylaxis JANUARY • The European Commission approves TAVLESSE® (fostamatinib) to treat immune thrombocytopenia (ITP) in adult patients who are refractory to other treatments MARCH • Grifols and Shanghai RAAS close their strategic alliance to promote the growth of plasma-derived products and diagnostic solutions in China • The FDA authorizes the sale of a second QSmart hemostasis analyzer • Multilateral agreement signed with diverse U.S. health authorities to develop the first treatment aimed specifically at combating COVID-19 with hyperimmune plasma JUNE MAY • Grifols R&D receives an “excellent” rating in the Profarma Program, spearheaded by the Spanish Ministry of Industry, Trade and Tourism • Completion of the development of a high-sensitivity molecular test to detect the SARS-CoV-2 virus in plasma, blood and respiratory samples • Start of the production of a hyperimmune immunoglobulin as a potential passive immunotherapy against COVID-19 FEBRUARY • Voluntary disclosure of transfers of value made in 2019 to European healthcare professionals and organizations • Liquidity position strengthened by the expansion of multicurrency revolving credit line, from USD 500M to 1,000M • The PharmacyKeeper application earns the top award for innovation from KLAS Research, an independent healthcare IT data and insights company • “The Sustainability Yearbook 2020,” published by S&P Global, includes Grifols among the 10 most sustainable biotech companies • The FDA approves Procleix® Panther® with Automation Ready Technology (ART) for blood screening 2020 MILESTONES

INTRODUCTION I 2020 MILESTONES I 13 2020 CONSOLIDATED DIRECTORS’ REPORT OCTOBER • Closing of acquisition of assets in the U.S. and Canada. Grifols becomes the only large-scale manufacturer of plasma-derived products in Canada AUGUST • The FDA grants emergency use authorization for convalescent plasma to treat patients with COVID-19 • Start of the clinical trial of anti-SARS-CoV-2 hyperimmune immunoglobulin in COVID-19 patients, with Grifols participation • During its Annual Shareholders’ Meeting, Grifols joins the PPTA’s global appeal for the need to increase plasma donations • Plasmavita opens its first center in the German state of Saarland JULY SEPTEMBER • Delivery of the first batch of anti-SARS-CoV-2 hyperimmune immunoglobulin for use in clinical trials • Agreement to acquire the remaining stake in Alkahest to boost Grifols’ R&D efforts • Strategic agreement reached to acquire manufacturing facilities in Canada and 11 plasma centers in the U.S. from Green Cross (GC Pharma) NOVEMBER DECEMBER • Feature article on AMBAR findings in the scientific journal Alzheimer’s & Dementia: The Journal of the Alzheimer’s Association • Strategic alliance between Grifols and the Egyptian government to promote self-sufficiency of plasma-derived medicines in the Middle East and Africa • Grifols creates a Sustainability Committee to strengthen its corporate governance structure and long-term sustainable growth model • Expansion of product portfolio with the European market launch of TAVLESSE® • The Dow Jones Sustainability Index recognizes Grifols as one of the world’s most sustainable companies • Grifols is included for the first time in the Euronext Vigeo Europe 120 and Euronext Vigeo Eurozone 120 indices

Grifols is a centenary company that has fostered innovation since its origins, building its business on solid values and ethical principles with the aim of enhancing people’s health and well-being. The company’s commitment to society is grounded on a long-term business model that creates value in alignment with the Sustainable Development Goals. This social dimension has enabled it to advance on its path of growth, while earning the distinction as one of the world’s most sustainable firms. GRIFOLS ESTABLISHED 1909 BUSINESS AREAS 4 divisions

ABOUT GRIFOLS

ABOUT GRIFOLS I A CENTURY-OLD COMPANY I 16 2020 CONSOLIDATED DIRECTORS’ REPORT First plasma fractionation plant in Spain begins operations. 1958 1973 Grifols opens its new production facility in Barcelona. 1909 1943 Production of the first single-donor lyophilized plasma in continental Europe. Grifols patents this process in Spain and develops a lyophilizer and complementary devices to later inject plasma as a therapy. Dr. Josep Antoni Grífols i Roig sets up Instituto Central de Análisis Clínicos, Bacteriológicos y Químicos in Barcelona, prior to Laboratorios Grifols. 1995 Led by Dr. Víctor Grífols i Lucas, Grifols becomes the first non-U.S. company to obtain an FDA establishment license and an FDA licence for a biological product (albumin). 1945 Grifols opens the first private blood bank in Spain. 1940 Dr. Grífols i Roig, and his sons Josep Antoni and Víctor Grífols i Lucas, establish Laboratorios Grifols in Barcelona, a company specialized in clinical analyses and the preparation of lyophilized plasma. 1951 Dr. Josep Antoni Grífols i Lucas develops the plasmapheresis technique. A CENTURY-OLD COMPANY

ABOUT GRIFOLS I A CENTURY-OLD COMPANY I 17 2020 CONSOLIDATED DIRECTORS’ REPORT Grifols acquires the assets of Alpha Therapeutic Corporation-Mitsubishi, including its plasma therapy manufacturing plant in Los Angeles, California. Acquisition of Hologic’s share of NAT donor screening unit. 2003 2019 2016 Latest findings released from the AMBAR clinical trial in the fight against Alzheimer’s FDA grants approval for immunoglobulin Barcelona plant (IVIG). 2006 Strategic alliance with Shanghai RAAS in China Grifols is listed on the Spanish stock exchange. 2002 2020 Grifols closes the acquisition of a fractionation plant in Canada and 11 plasma centers in the U.S. from Green Cross. Grifols acquires Talecris Biotherapeutics to become the third-largest global manufacturer of plasma-derived protein therapies. Grifols acquires the U.S.-based company SeraCare, currently Biomat USA, along with its 43 donor centers. 2011 Acquisition of the remaining capital of Alkahest to enhance discovery, research and development to identify innovative therapies based on the understanding of the human plasma proteome. Grifols is listed on the NASDAQ stock exchange. 2014 Strategic agreement to develop the plasma derivatives market with the opening of 20 plasma centers and the construction of production facilities in Egypt. Acquisition of the transfusional diagnostic assets from Novartis.

ABOUT GRIFOLS I OUR SUSTAINABLE BUSINESS MODEL I 18 2020 CONSOLIDATED DIRECTORS’ REPORT z GRIFOLS BUILDS ON SOLID VALUES z RECOGNIZED AS ONE OF THE MOST SUSTAINABLE COMPANIES IN THE WORLD Grifols’ corporate values underline the importance of teamwork, responsibility, innovation, sustainability, strategic vision and long-term value creation. Grifols’ history reflects these values, the commitments they represent and a pioneering spirit to lead in scientific progress. In 2020, Grifols was included for the first time ever in the Dow Jones Sustainability Index (DJSI) and the DJSI Europe. These core values form the basis of Grifols’ sustainable growth model and overarching mission to improve the well-being of people worldwide. The company aspires to create value for its diverse stakeholders by generating stable employment, driving leading-edge research, promoting economic development, and building trust among its shareholders and investors. Our Sustainability Policy outlines the firm’s fundamental principles and commitments regarding its social and environmental responsibility and offers a framework to solidly integrate them throughout the business model. Grifols was listed on the Euronext Vigeo Europe 120 and Euronext Vigeo Eurozone 120 indices for the first time in 2020 following an assessment by Vigeo Eiris. Grifols has been listed on FTSE4Good Global, FTSE4Good Europe and FTSE4Good Ibex since 2018. For the first time, Grifols is included in the 2021 Bloomberg Gender-Equality Index (GEI), demonstrating Grifols’ commitment to addressing gender inequality. 2021 Grifols improved its score to “A-“ on the Carbon Disclosure Project (CDP), in recognition of its leadership in reducing emissions and for its solid climate-change strategy. GRIFOLS IS GUIDED BY THE PRINCIPLES OF BIOETHICS In reflection of its ongoing quest to advancing scientific and social progress, Grifols believes science must be firmly committed to life, in all its facets, shapes and dimensions. By definition, scientific progress aims to improve the quality of life of human beings and humanity as a whole. Part of Grifols’ DNA since its origins has been the fundamental tenets of bioethics, which guide the development, production and marketing of all Grifols’ products to ensure the safety and dignity of patients and donors, while serving as a beacon to effectively address the ethical issues raised by healthcare advancements. Inspired by this philosophy, the Víctor Grífols i Lucas Foundation was created in 1998 to encourage cross-disciplinary debate and dialogue on bioethics among healthcare companies, organizations and professionals. The Foundation serves as a vibrant platform for new ideas, insights and perspectives on the ethics of life. OUR SUSTAINABLE BUSINESS MODEL

ABOUT GRIFOLS I OUR SUSTAINABLE BUSINESS MODEL I 19 2020 CONSOLIDATED DIRECTORS’ REPORT VERTICAL INTEGRATION GUIDED BY ITS CORE VALUES, GRIFOLS SERVES SOCIETY SUSTAINABLY AND ETHICALLY A VERTICALLY INTEGRATED BUSINESS MODEL PROMOTES GLOBAL EXPANSION AND COMPLEMENTARY PRODUCTS AND SERVICES SDG GLOBAL EXPANSION GRIFOLS’ BUSINESS MODEL IS ALIGNED WITH THE UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS AND FOCUSED TOWARD VALUE CREATION VALUE CREATION RECONOCIDO INTERNACIONALMENTE P N

ABOUT GRIFOLS I OUR SUSTAINABLE BUSINESS MODEL I 20 2020 CONSOLIDATED DIRECTORS’ REPORT z GRIFOLS’ BUSINESS MODEL SUPPORTS SUSTAINABLE DEVELOPMENT GOALS WE ACTIVELY PROMOTE EFFORTS TO ACHIEVE SDGs Grifols first identified and prioritized SDGs to evaluate its potential contributions, enabling it to pinpoint where it could create the most value and offer solutions based on its operations, industry and geographical scope. Adopted by the United Nations in 2015, the 2030 Agenda for Sustainable Development offers a shared global vision to promote peace and prosperity for people and the planet. The Agenda advocates 17 Sustainable Development Goals, which together promote a holistic approach to address and manage critical global challenges, including the eradication of hunger and poverty, access to high-quality education, gender equality, decent work opportunities and the fight against climate change. The SDGs have been broken down into 169 concrete and measurable targets to enable their implementation. Grifols carried out a materiality analysis to rank the objectives, identifying five SDGs where it could have the greatest impact, and four additional SDGs where it could make significant contributions. Grifols also supports SDG17 – Partnerships for the Goals – by collaborating with different interest groups (social and educational institutions, governments, organizations, entities and other companies) to jointly spearhead initiatives in the education, innovation and healthcare domains, among others. Grifols recognizes the vital role companies play on the path toward sustainable development. For this reason, it partners with and supports the actions of numerous agents engaged in this global pursuit, reflecting its commitment to making a positive impact on society. The numerous actions by which Grifols supports these concrete SDGs are highlighted throughout this report.

ABOUT GRIFOLS I OUR SUSTAINABLE BUSINESS MODEL I 21 2020 CONSOLIDATED DIRECTORS’ REPORT Sustainable activity. With SDG 3 and SDG 10 as the main focuses of attention, the Foundation’s objective is to improve the health of the most vulnerable Goals Year program started 2012 2018 2010 2010 2020 Countries where the programs are Spain/ impact on objectives 1, 2, 4, 6, 7, 8, 9 and 17. Spain Spain 11 countries 41 countries Throughout 2020, Probitas promoted health and nutrition programs from a variety of sources, including through to provide adequate and predictable means for 4 4 4 4 4 It has also collaborated with research centers, hospitals, foundations and other partners in the field of mental health, providing services countries, to implement programmes and policies agreed targets on stunting and wasting in children providing funding, the foundation has also coordinated, directed and trained various local collaborators so that they can be self-sufficient 4 needs of adolescent girls, pregnant and lactating 4 4 efficiency and advanced and cleaner fossil-fuel PROBITAS FOUNDATION’S CONTRIBUTION TO THE SUSTAINABLE DEVELOPMENT GOALS The Probitas Foundation is aligned with the general guidelines set by the World Health Organization (WHO) and contributes to the achievement of the Sustainable Development Goals (SDG) with its Development populations around the world, although its actions also have an implemented Senegal 1.a Ensure significant mobilization of resources to improve the well-being of vulnerable children and young people.enhanced development cooperation, in order developing countries, in particular least developed not included in the public health system. In 2020, the foundation alsoto end poverty in all its dimensions endorsed international sustainable health projects and programs that 2.2 By 2030, end all forms of malnutrition, target the most vulnerable populations. Furthermore, rather than just including achieving, by 2025, the internationally under 5 years of age, and address the nutritional in the near future. women and older persons 6.b Support and strengthen the participation of local communities in improving water and44 sanitation management 7.a By 2030, enhance international cooperation to facilitate access to clean energy research and technology, including renewable energy, energy technology, and promote investment in energy infrastructure and clean energy technology To learn more about Probitas and its core programs, please visit http://www.fundacionprobitas.org

ABOUT GRIFOLS I OUR SUSTAINABLE BUSINESS MODEL I 22 2020 CONSOLIDATED DIRECTORS’ REPORT GRIFOLS’ PRIORITIZATION OF SDGs Sustainable Development Goals Outstanding contributions in 2020 - Grifols leads more than 25 international initiatives dedicated to research potential COVID-19 diagnosis and treatment with plasma-derived medicines - Production of plasma-derived medicines to treat patients with diseases such as primary immunodeficiencies (PID), coagulation disorders and alpha-1 antitrypsin deficiency (AATD). FDA approves Prolastin®-C Liquid in 0,5g and 4g vial format for the treatment of AATD - Progression in the clinical trials for the use of albumin to treat cirrhosis (ph. III PRECIOSA) and acute-on-chronic liver failure (ph. III APACHE) - Market launch of new product formulations and indications that address patients and healthcare professionals’ needs (Xembify®, HyperRAB® or Veraseal®) and TAVLESSE® in certain European countries - AMBAR’s efficacy in slowing down the progression of Alzheimer’s disease in patients with mild-to-moderate AD is confirmed and publication of the clinical trial results in the scientific journal Alzheimer’s & Dementia: The Journal of the Alzheimer’s Association - New diagnostic test to increase the safety of blood transfusions. Procleix Panther System with Automation Ready Technology (ART) receives FDA approval to be used in conjunction with tests approved for screening Zika virus, HIV and hepatitis viruses - Grifols and Shanghai RAAS close a strategic agreement which will help to increase transfusion safety standards of donation centers in China - Development of new molecular diagnostic tests and immunoassays for in vitro diagnostics, prognosis, response prediction and monitorization of biologic drugs for respiratory diseases, oncology, autoimmunity, cardiovascular medicine, and neurodegeneration - Alkahest acquisition to enhance research projects focused on treating age-related diseases and to bolster the development of innovative therapies based on the knowledge of the human plasma proteome - Economic impact of EUR 7,500 million and creation of 140,000 jobs in the U.S., Spain, Germany and Ireland - In response to COVID-19, commitment to employment stability, prioritization of employees’ health, safety and well-being, and implementation of prevention measures (teleworking, flexibility agreements, contingency and de-escalation plans, COVID tests for Spanish employees, free external psychological care services, etc.) - Commitment to stable and quality employment: 98% of permanent contracts and 93% full-time - Reinforcement of a diverse and discrimination-free talent pool to drive value creation: more than 88 nationalities, 52% of staff are 30-50 years old and 599 employees with some type of disability - Implementation of a strategic plan in 2021 to further promote diversity and inclusion - New “People Experience Hub” area established by HHRR to boost employee commitment and motivation and extending work-life balance measures to different countries - Commitment to the well-being of all employees reflected on the increase in training hours on safety, health, and environmental issues (>116,000 hours) and on the launch of health and wellness initiatives - Launch of two global surveys: one specific to COVID-19 sent to 7,858 employees and another general survey, sent to 22,217 employees - More than EUR 16.8 million in R+D+i resources and more than 30 people dedicated to the R&D of COVID-19 treatments and screening tests - R+D+i investment totaling EUR 298 million, representing 5.6% of revenues and denoting an innovation intensity 4 times greater than the European average - Employees dedicated to R+D+i increase to more than 1,100 people - More than USD 10 million allocated over the last 5 years to pre-clinical and clinical research projects through the ISR program - More than EUR 14 million allocated over the last 5 years to drive research projects on liver disease under the umbrella of the Grifols Chair - Promotion of scientific dissemination by allocating EUR 4 million to scientific awards, investigation, and education in 2020 - More than EUR 308 million to improve production facilities - Completion of the projects related to the Beyond Trust software, which allows secure remote access to immunohematology instruments, and the BT Manager software, which allows the remote management of tests and results - Strategic agreement with National Service Projects Organization (NSPO) for the construction and operation of 20 plasma collection centers and other production facilities. - Strategic acquisition of production facilities in Canada to produce immunoglobulin and albumin to supply the Canadian market starting from 2023 - EUR 23.2 million allocated to environmental initiatives (+6.9% compared to 2019) - Boosting circular economy in all phases of the life cycle - 3% reduction in energy intensity compared to 2019 thanks to the implementation of energy efficiency measures - 4% reduction in water consumption compared to 2019 and roll-out of savings measures in 75% of production centers - Maintenance of the Gold Certification in the “Zero Waste to Landfill” program (first pharmaceutical company in the U.S. to receive it in 2019) - Prioritization of waste revalorization, preventing 98% of waste generated in U.S. (Clayton, NC) facilities from reaching landfills - Waste recovery: 74% in production facilities and 6% in other facilities including donation centers - Goal of increasing recycling volumes by 500 tons more per year; achieved 100% by 2020. - 2030 commitment to enhance energy efficiency by 15% per production unit through the systematic application of eco-efficiency measures - Measurement and disclosure of carbon footprint in scopes 1, 2 and 3 in accordance with the GHG Protocol - Application of TCFD recommendations to identify and disclose risks and opportunities stemming from climate change - Significant progress towards achieving the 2030 target of reducing greenhouse gas emissions per unit of production by 40%: reduction of 8.1% CO emissions per unit of sale (scopes 1 and 2) in 2020 2 - Progress on energy decarbonization to achieve the goal of consuming 70% of energy from renewable sources by 2030: construction of a photovoltaic plant (nominal power output 100kW) in Murcia (Spain) and purchase renewable energy. - Total emissions reduced by 12.9% in 2020 due to the increase of teleworking and the reduction of business trips arising from the COVID-19 pandemic - 15.8% savings in primary energy and reduction of 3,840 tons of CO emissions from the Bioscience Division’s cogeneration plant. 2 - Distinction of level “Two Green Globes” of the Green Globe Certification in the new Clayton fractionation plant. - Objective to reduce CO e by 1,860 tons per year through eco-efficiency projects in new facilities 2 - Diagnostic Division has launched the “Secure Remote Support” project (full deployment planned by 2021) which enables to remotely solve customer claims and thus lower emissions from the use of different means of transport PRIORITY GOALS

ABOUT GRIFOLS I OUR SUSTAINABLE BUSINESS MODEL I 23 2020 CONSOLIDATED DIRECTORS’ REPORT Sustainable Development Goals Outstanding contributions in 2020 - More than 2 million training hours in 2020, an average of 99 hours per employee. - Major commitment to online training during COVID-19: 6,400 hours of telematic training through the Grifols Academy (Professional Development), adapting on-site courses to a virtual format; virtual sessions delivered by experts to help deal with the situation; creation of an internal global portal with a wide range of resources available, etc. - More than 1.7 million training hours for employees to bolster their career paths - More than 13,400 collaborators and professionals received training and professional development through Grifols Academy programs and initiatives - Reinforcement of strategic alliances to promote education, including the executive leadership program for senior managers in collaboration with ESADE Business School (Barcelona) and the University of Georgetown’s McDonough School of Business (Washington, D.C.) - Since 2013, 86 Grifols employees have graduated and 59 are in the process of earning a degree thanks to the collaboration with Southern New Hampshire University’s College for America program - More than 30% of the Board of Directors are women, following CNMV recommendations for 2020. Grifols is working to increase this percentage. - Progress on female representation in professional categories with executive duties: 36% of women in Director roles and 26% of women in Executive roles - 98% of female employees have permanent contracts and 92% work full-time - Design of plans to increase employment of women and members of minority groups, with 83 action measures in place in 2020 (106 in 2019). - Adjusted salary gap stands at 2.2% in the U.S.,3.1% in Spain and 1.3% in Germany. Significant progress has been made in the salary gap study and in the identification of possible causes for wage inequality; development of action measures that will be included in the Global Diversity Plan 2021 – 2023 - Within the COVID-19 framework: organization of food and personal protection equipment campaigns; technical and logistical support to hospitals; 1,000 economically vulnerable families receive an assortment of food and other products thanks to the “Donate your Christmas basket to Twin Families” campaign - Community investments of more than EUR 41 million - Donation of more than 43 million IU of clotting factors and a commitment to donate more than 200 million from 2014 to 2021 - More than 2,000 social initiatives in communities where Grifols’ plasma centers are located - Average of 1,900 employees in Grifols plasma donation centers took part in non-profit fundraising and volunteering activities, dedicating more than 10,000 hours - EUR 6.3 million donation to the Probitas Foundation to promote the healthy development of children and young people at risk of social exclusion, as well as their physical, psychological and emotional well-being, offering one meal a day. Support for various sustainable health projects aimed at the most vulnerable populations and countries. - No known cases of corruption - Increase in communication and development activities related to anticorruption, reaching 92% of at risk employees - Review of 3,044 interactions between employees and public servants or other professionals, focusing on higher risk operations - Reinforcement of transparency: disclosure of transfers of value in Europe and the U.S. (in accordance with the EFPIA Disclosure Code and U.S. Open Payments Program) and contributions made in the U.S. according to the Lobbying Disclosure Act - Member of the European Union’s Lobby Transparency Register - More than 30 public, public-private, academic, and civil society partnerships to promote and enhance access to health, and to research and develop new medicines that contribute to extend and enhance patients’ quality of life - Important alliance with the Egyptian government to boost self-sufficiency of plasma-derived medicines in the Middle East and Africa - Contribution to the use of surplus plasma from blood donations in various countries. Estimated savings of EUR 67 million for the Spanish public healthcare system arising from the industrial hospital-plasma fractionation service - Generation of alliances and synergies, notably in the health sector, through memberships in more than 20 companies and other associations - More than 15 private and public partnerships with the objective of minimizing the negative impact of Grifols’ activities in the environment - More than 10 partnerships to promote access and quality of education in general, and more specifically in the biopharmaceutical sector - Promoting multisectoral alliances to improve the living conditions of groups at risk of exclusion by reducing inequalities. Promoting their social and economic inclusion by driving diversity and inclusion into the corporate culture CROSS-CUTTING GOALS RELEVANT GOALS

ABOUT GRIFOLS I OUR SUSTAINABLE BUSINESS MODEL I 24 2020 CONSOLIDATED DIRECTORS’ REPORT z A BUSINESS MODEL FOCUSED ON SUSTAINABLE VALUE CREATION Grifols’ value creation is driven by its four main divisions and ongoing pursuit to offer cross-cutting services that enhance organizational dynamics and generate new opportunities. BIOSCIENCE DIAGNOSTIC HOSPITAL BIO SUPPLIES Leaders in the production of plasma-derived medicines Leaders in cutting-edge diagnostic solutions to analyze blood and plasma, including the development and production of reagents and medical devices Pharmaceutical specialty products for hospital use and innovative technology, software and service solutions to optimize hospital pharmacy operations. Biological products for non-therapeutic use 79% OF REVENUES 15% OF REVENUES 2% OF REVENUES 4% OF REVENUES GRIFOLS ENGINEERING Since its origins, Grifols has focused its efforts on in-house engineering as a lever to innovate and continuously improve its industrial productivity. Grifols Engineering is dedicated to designing and constructing specialty machinery, as well as providing specialized engineering solutions to optimize biotech processes and manufacturing systems. GRIFOLS TRAVEL AGENCY As an international company with a strong U.S. presence and subsidiaries in 30 countries, Grifols decided to establish its own travel agency – Grifols Viajes – in order to better manage the global mobility of its workforce. Grifols Viajes offers employees the flexibility they need to plan their trips and optimize work-life balance.

ABOUT GRIFOLS I OUR SUSTAINABLE BUSINESS MODEL I 25 2020 CONSOLIDATED DIRECTORS’ REPORT GRIFOLS’ VERTICALLY INTEGRATED BUSINESS MODEL GUARANTEES MAXIMUM QUALITY AND CONTROL IN ALL OF ITS DIVISIONS INNOVATION DONORS AND PATIENTS ARE AT THE CORE OF GRIFOLS’ VALUE CHAIN WE TRANSFORM DONORS’ GENEROSITY INTO LIFE-SAVING TREATMENTS FOR PATIENTS AROUND THE WORLD INNOVATION

ABOUT GRIFOLS I GRIFOLS CREATES VALUE BEYOND ITS FINANCIAL PERFORMANCE I 26 2020 CONSOLIDATED DIRECTORS’ REPORT GRIFOLS’ SOCIOECONOMIC IMPACT IN 2020 TOTAL ECONOMIC IMPACT TOTAL JOB CREATION 7,500 M€ 140,000 GRIFOLS’ DIRECT 40% OF GRIFOLS’ IMPACT GRIFOLS GENERATES 60% OF JOBS ARE LINKED ECONOMIC IMPACT STEMS FROM ITS PLASMA 140,000 JOBS IN TOTAL, TO GRIFOLS’ PLASMA AMOUNTS TO EUR 4,000 CENTERS NETWORK INCLUDING 115,000CENTERS NETWORK MILLION. ADDITIONALLY,INDIRECT AND INDUCED GRIFOLS GENERATES AN JOBS INDIRECT AND INDUCED IMPACT OF EUR 3,500GRIFOLS GENERATES MILLION 5.2 JOBS FOR EVERY 1 JOB IT CREATES GRIFOLS CREATES VALUE BEYOND ITS FINANCIAL PERFORMANCE

ABOUT GRIFOLS I GRIFOLS CREATES VALUE BEYOND ITS FINANCIAL PERFORMANCE I 27 2020 CONSOLIDATED DIRECTORS’ REPORT GRIFOLS GENERATES 2.9 JOBS IN MULTIPLER IMPACT GRIFOLS GENERATES 2.9 JOBS MULTIPLER IMPACT More information on Grifols’ sustainability markers, see Corporate Stewardship Reports | Grifols SOCIOECONOMIC IMPACT IN IRELAND ECONOMIC IMPACT JOB CREATION 210 M€ 930 x2.0 x3.9 IN THE IRISH ECONOMY FOR EVERY 1 JOB IT CREATES SOCIOECONOMIC IMPACT IN GERMANY ECONOMIC IMPACT JOB CREATION 330 M€ 3,500 72% FROM PLASMA CENTERS x1.9x2.3 MULTIPLER IMPACT GRIFOLS GENERATES 1.3 JOBS IN THE GERMAN ECONOMY FOR EVERY 1 JOB IT CREATES SOCIOECONOMIC IMPACT IN SPAIN ECONOMIC IMPACT JOB CREATION 1,500 M€ 16,000 x2.1x3.9 THE SPANISH ECONOMY FOR EVERY 1 JOB IT CREATES SOCIOECONOMIC IMPACT IN THE UNITED STATES ECONOMIC IMPACT JOB CREATION 6,100 M$ 120,000 49% FROM PLASMA CENTERS x1.9x7.1 MULTIPLER IMPACT GRIFOLS GENERATES 6.1 JOBS IN THE U.S. ECONOMY FOR EVERY 1 JOB IT CREATES

ABOUT GRIFOLS I GRIFOLS CREATES VALUE BEYOND ITS FINANCIAL PERFORMANCE I 28 2020 CONSOLIDATED DIRECTORS’ REPORT z SOCIAL RETURN ON INVESTMENT (SROI) In 2020, Grifols concluded its first SROI analysis to measure and quantify its contribution towards enhancing social welfare. This method provides Grifols’ leadership team and investors with a framework for evaluation and decision making. Measuring its social value allows Grifols to boost its awareness of how its operations impact key stakeholders, as well as gain insight to better serve their needs. The SROI focused on measuring the social value generated in 2019 by its 252 U.S. plasma centers by analyzing and quantifying their impact on donors, patients and the local communities where they are based. To this end, Grifols used the Social Return on Investment (SROI) methodology, a process which entails understanding, measuring and communicating the social, environmental and economic values created by a company. More information on the main sustainability markers, see Corporate Stewardship Reports | Grifols GRIFOLS MEASURED THE SOCIAL VALUE GENERATED BY ITS U.S. PLASMA CENTERS ACROSS ITS DONORS, PATIENTS AND LOCAL COMMUNITIES

ABOUT GRIFOLS I GRIFOLS CREATES VALUE BEYOND ITS FINANCIAL PERFORMANCE I 29 2020 CONSOLIDATED DIRECTORS’ REPORT IMPROVEMENT DONOR PSYCHOLOGICAL AWARENESS LIFE EXPENSES STABILITY LIVES SOCIAL VALUE CREATED BY GRIFOLS TOTAL IMPACT 6.2B€ TOTAL SROI 2.1x DONORS LOCAL COMMUNITIES PATIENTS 1,828 M€ 722 M€ 3,636 M€ ECONOMIC PHYSICAL AND EDUCATIONAL FINANCIAL HEALTHIERHEALTHCAREIMPACT IN IN QUALITY OF WELLBEINGCOMMUNITIES

ABOUT GRIFOLS I GRIFOLS AROUND THE WORLD I 30 2020 CONSOLIDATED DIRECTORS’ REPORT U.S. PLASMA CENTERS 264 Montreal San Carlos Emeryville Los Angeles San Diego Denver Raleigh-Durham Clayton Memphis Brazil Melbourne l GRIFOLS AFFILIATES l PRESENCE THROUGH DISTRIBUTORS Corporate Headquarters 1 Industrial Facilities 16 R&D Centers Bioscience Division Centers 6 Diagnostic Division Centers 8 Hospital Division Centers 3 Bio Supplies Division Centers 2 10 GRIFOLS AROUND THE WORLD

ABOUT GRIFOLS I GRIFOLS AROUND THE WORLD I 31 2020 CONSOLIDATED DIRECTORS’ REPORT REVENUES U.S. AND CANADA EU ROW 3,600 M€ 67% of total 834 M€ 16% of total 906 M€ 17% of total CHINA PLASMA CENTERS THROUGH SHANGHAI RAAS 22 EUROPEAN PLASMA CENTERS 48 Leipzig San Sebastián Zaragoza Murcia Barcelona Bilbao Dublín Düdingen

ABOUT GRIFOLS I FUTURE STRATEGY I 32 2020 CONSOLIDATED DIRECTORS’ REPORT Grifols’ core strategic pillar is the pursuit of sustainable growth to promote long-term corporate success. Guided by solid corporate governance, the company aspires to turn risks into opportunities while addressing critical social and environmental challenges, especially climate change, through an organization-wide approach. Grifols has pursued a long-term sustainable growth strategy since its creation more than 110 years ago. Thanks to this vision, Grifols today stands at the forefront of innovation and global efforts to enhance the ethical, technical and safety standards of plasma-derived medicines, blood transfusions and healthcare solutions. IN NEW MARKETABLE proteins; develop biomarkers for diagnostics, recombinant proteins and antibodies, and small-Aware of the need for multifaceted, transversal solutions to addressing these complex issues, Grifols has established several efforts throughout the organization to promote a long-term sustainable future aligned with its founding values. GRIFOLS STRENGTHENS ITS EFFORTS IN INNOVATION In 2020, Grifols signed an agreement to acquire the remaining equity in Alkahest, which the company has been investing in since 2015, for USD 146 million, bringing its ownership to 100%. ALKAHEST HAS Headquartered in Silicon Valley, this biotechnology company was founded with the aim of exploring IDENTIFIED MORE THAN the therapeutic use of plasma proteins in combating age-related diseases. In addition to the 8,000 PROTEINS FROM clinical development of specific plasma fractions and protein inhibitors, Alkahest is also focused on developing a complete understanding of the human plasma proteome. THE HUMAN PLASMA PROTEOME, SOME OF Alkahest has generated a unique proteomic platform of targets to: unlock new therapies and WHICH COULD RESULT diagnostics; develop new plasma proteins and new indications for currently licensed plasma molecule drugs. MEDICINES Understanding the plasma proteome is the key to Alkahest’s comprehensive discovery and development platform delivering transformational therapeutics. The firm will focus its efforts on proteins with a biological impact that change with age. To date, more than 8,000 proteins have been identified by Alkahest and, using advanced molecular analysis techniques at the cellular level, are expected to enter Grifols’ discovery and development pipeline and bring new therapeutic medicines to the market. More information on Alkahest is available in Chapters 2. Sustainable Growth and 5. Innovation FUTURE STRATEGY

ABOUT GRIFOLS I FUTURE STRATEGY I 33 2020 CONSOLIDATED DIRECTORS’ REPORT BUSINESS OPTIMIZATION CUSTOMER CENTRICITY INNOVATION Enhance organization-wide focus on meeting and exceeding customer needs to build sustainable competitive advantage Identify opportunities to improve productivity and optimize value Enhance portfolio of differential products through in-house and investee projects TALENT PROMOTION TRANSFORMATION EXPANSION Strengthen HR policy focused on recruiting and retaining the best talent Build digital capabilities to deliver better outcomes Accelerate global expansion through a strategic focus on high-growth markets like China Corporate governance, social, environmental and climate change “ONE GRIFOLS” SUSTAINABLE GROWTH

Since 1909, Grifols has created value and employment by investing in innovation and production installations with a long-term vision. A robust business strategy and responsible approach has bolstered the company’s resilience and capacity to respond to exceptional challenges like COVID-19. Grifols’ solid financial management also reinforced its economic performance, generating growth, profitability and trust with its main stakeholders. TAINABLE GROWTH REVENUES 5,340 M€ INVESTMENT EFFORTS +600 M€ in R+D+i and CAPEX

SUSTAINABLE GROWTH

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 36 2020 CONSOLIDATED DIRECTORS’ REPORT Grifols’ business strategy aims to achieve solid financial results around four main objectives: plasma supply, industrial excellence, global expansion and innovation. In the second half of 2020, the Diagnostic Division significantly increased its revenues thanks to strong sales, especially in Spain, of its TMA (Transcription Mediated Amplification) test, used to detect the SARS CoV-2 virus. The division reported EUR 776 million in sales, a 5.8% (-7.3% cc) increase over the previous year. with an estimated positive impact of EUR 112 million in the 2020 profit and loss account. The company is working to make a significant part of it permanent. The plan has no impact on the company’s labor force or innovation investments. Grifols continued with its expansion plans for its plasma donation centers. This included the acquisition of plasma centers in the United States and Europe and three production plants in Canada. The construction of 20 plasma centers and production facilities in Egypt is also underway following the alliance signed with the Egyptian government, which will contribute to strengthening the company’s presence in the Middle East and Africa. In 2020, Grifols has continued to demonstrate its resilience and commitment to sustainable growth during 2020. The company closed the financial year with revenues of EUR 5,340 million, representing an increase of 4.7% (+6.1% cc 1), driven by the Bioscience and Diagnostic Divisions. Excluding plasma sales to third parties, revenues increased by 6.5% (+7.9% cc). The contribution of new products accounted for more than 50% of the revenue growth. With regards to COVID-19 impacts, Grifols estimates a net impact on EBITDA of EUR 155 million. This figure includes the negative impact on inventory value and the limited sales growth of the Bioscience Division, and the positive impact of the operating expense containment plan and the contribution of the molecular test for the detection of the SARS-CoV-2 virus. All in all, the reported EBITDA reached EUR 1,324 million, representing a margin of 24.8% on revenues (28.1% in 2019). Excluding the EUR 155 million COVID-19 net impact, EBITDA amounted to EUR 1,479 million, a 27.4% margin on revenues. Hospital Division revenues were impacted by COVID-19, which caused a slowdown in certain investments and treatments in hospitals. Revenues totaled EUR 119 million, representing a 11.7% decrease (-10.3% cc). The Bio Supplies Commercial Division, which includes sales of biological products for non-therapeutic use, grew by 65.6% cc during 2020, demonstrating Grifols’ commitment to this niche market. The Bio Supplies Division achieved EUR 224 million in revenues, a 15.9% (-15.3%) decrease from 2019, primarily due to the roll-off of specific third-party plasma sales contracts. In 2020, the company was able to limit its net plasma supply decline by 15% despite COVID-19-related constraints, including social distancing, mobility restrictions and lockdowns. Plasma collections are expected to return to normal as long as transmissions ease and vaccination plans are deployed. The Bioscience Division marks a milestone, delivering 10 years of quarterly sales growth, and continues to be Grifols’ main growth engine. Its revenues have increased by 6.2% (+7.6% cc) to EUR 4,243 million due to the dynamism of immunoglobulins in countries such as the United States and Canada; as well as the growth of albumin, particularly in the United States and China; and the strong contribution of new products such as Xembify®, VISTASEALTM and TAVLESSE®. In parallel, Grifols’ efforts to increase its plasma supply are reflected on its expansion program, which includes both organic and inorganic growth. As part of its organic efforts, the company plans to open between 15 and 20 new plasma centers in 2021. In 2020, Grifols continued to promote innovation and CAPEX investments as leverage for its sustainable and long-term growth. Net total investments in R+D+I amounted to EUR 298 million, including internal, external and investee projects. Grifols also advanced on its expected capital investments plan. A total of EUR 308 million was allocated to accelerate the expansion of the Bioscience Division’s production capacity and to the growth of the other divisions. As of December 31, 2020, the gross margin was 42.2% (45.9% in 2019). This figure includes the total estimated impact of EUR 205 million to adjust Grifols’ inventory value (non-cash) mainly due to COVID-19 impacts. In addition, in line with its prudence and commitment to sustainable growth, Grifols has implemented an operating expense containment plan Net profit amounted to EUR 619 million, in line with the previous year. Adjusted net profit2 amounted to EUR 736 million, increasing a +6.6% compared to 2019. (1) Operating and constant currency (cc) excludes exchange rate fluctuations over the period. (2) Excludes non-recurring impacts, including the impacts of COVID-19; amortization of deferred financing costs related to refinancing, amortization of intangibles associated with acquisitions; and IFRS 16 COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 37 2020 CONSOLIDATED DIRECTORS’ REPORT OPERATING SALES GROWTH IN ALL GEOGRAPHICAL AREAS In millions of euros except % and EPS 2020 2019 % Var NET REVENUES 5,340.0 5,098.7 4.7% ROW 3.4% NORTH AMERICA +7.1% EU 4.5% EBITDA REPORTED 1,324.0 1,433.8 -7.7% % Net revenues 24.8% 28.1% GROUP PROFIT 618.5 625.1 -1.1% % Net revenues 11.6% 12.3% ADJUSTED(1) GROUP PROFIT 736.4 690.9 6.6% % Net revenues 13.8% 13.6% CAPEX 308.1 332.2 -7.3% R&D NET INVESTMENT 298.3 329.0 -9.3% INVESTMENT EFFORTS PERSIST EARNINGS PER SHARE (EPS) REPORTED 0.90 0.91 -1.1% MORE THAN December 2020 December 2019 % Var TOTAL ASSETS 15,274.8 15,542.6 -1.5% 600 M€ TOTAL EQUITY 6,720.1 6,845.8 -1.8% CASH & CASH EQUIVALENTS 579.6 742.0 -21.9% LEVERAGE RATIO 4.52 (4.63cc) (2) 4.17/(4.14cc) (2) FOR R+D+i AND CAPEX INVESTMENTS (1) Excludes non-recurring items, including COVID-19 impacts; amortization of deferred expenses associated to the refinancing, amortization of intangible assets related to acquisitions and IFRS 16. (2) Constant currency (cc) excludes exchange rate fluctuations over the period. SOLID FINANCIAL RESULTS DESPITE COVID-19 TOTAL REVENUES BIOSCIENCE DIVISION DIAGNOSTIC DIVISION 5,340 M€ +4.7% / +6.1% cc 4,243 M€ +6.2% / +7.6% cc 776 M€ +5.8% / +7.3% cc

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 38 2020 CONSOLIDATED DIRECTORS’ REPORT z THE BIOSCIENCE DIVISION LEADS GROWTH Revenues for the Bioscience Division totaled EUR 4,243 million. The division’s revenue growth was underpinned by a strong demand for key proteins, especially immunoglobulins and albumin, coupled with the solid progress of new product launches such as Xembify®, VISTASEALTM and TAVLESSE®. Albumin sales also remain on trend, driven by growth in the U.S., Canada and China. proteins (fibrinogen and thrombin). Launched in the last quarter of 2019, the product is sold and distributed by Ethicon under the trade name VISTASEALTM. The market launch of TAVLESSE® (fostamatinib) in certain European countries is also worth highlighting. Included within Grifols’ agreement with Rigel Pharmaceuticals, this product is used to treat chronic immune thrombocytopenia (ITP) in adult patients who are refractory to other treatments. PLASMA PROTEINS HAVE DEMONSTRATED THERAPEUTIC POTENTIAL AGAINST COVID-19 Despite the pandemic, alpha-1 antitrypsin revenues continued to grow in its main markets: the U.S. and Canada. The company has continued to make progress in offering new products and presentations and in 2020, the FDA approved Prolastin®-C Liquid in 0.5g and 4g vials. Grifols currently has three presentations that adapt treatments to patients’ needs. Demand for immunoglobulins remains very solid, supported by markets with the highest per capita consumption, including the U.S. and Canada; and and several countries in the European Union (EU) and Latin America. It reported double-digit growth. To adapt to patients’ needs, Grifols has a range of immunoglobulins for both intravenous and subcutaneous administration (Xembify®). REVENUES 4,243 M€ In terms of new product launches, of note are the sales of Grifols’ biological sealant, developed and manufactured by the company as a surgical bleeding-control solution using a combination of two plasma GRIFOLS’ FIRST PLASMA PROTEIN-BASED BIOSURGERY SOLUTION VISTASEALTM is a fibrin sealant developed by Grifols for bio surgical bleeding-control and is marketed and distributed by Ethicon as the result of a strategic collaboration. VISTASEALTM is the result of Grifols’ innovation aimed to expand the potential of plasma proteins into new fields. VISTASEALTM combines human fibrinogen and thrombin and is administered through an innovative Ethicon device. XEMBIFY®: GRIFOLS’ SUBCUTANEOUS IMMUNOGLOBULIN IN THE U.S. In 2020, Grifols launched its 20% concentration subcutaneous immunoglobulin (Xembify®), developed to respond to the needs of patients and healthcare professionals. In 2019, Xembify® obtained U.S. Food and Drug Administration (FDA) approval for the treatment of primary immunodeficiencies. Grifols is currently working with health authorities to obtain approval in Europe and other global markets. START OF TAVLESSE® COMMERCIALIZATION IN EUROPE TAVLESSE® (fostamatinib), used to treat chronic immune thrombocytopenia (ITP) in adult patients refractory to other treatments, is already available in selected countries in Europe. Grifols Bioscience Division’s first non-plasma oral therapy allows the company to expand and diversify its product portfolio to benefit patients and offer more therapeutic options through licensing agreements with third parties.

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 39 2020 CONSOLIDATED DIRECTORS’ REPORT z THE DIAGNOSTIC DIVISION ACCELERATES ITS GROWTH The Diagnostic Division achieved notable results in the second half of the year, which contributed to a 5.8% (+7.3% cc) year-on-year increase in sales to EUR 776 million. Sales of Procleix® NAT Solutions, used to analyze blood donations, were also strong in Japan, Australia, the Philippines and Bulgaria, among other countries. These systems are able to screen for a diversity of pathogens, including the human immunodeficiency virus (HIV), hepatitis viruses (A, B, C and E), West Nile virus, Zika, dengue and the agents that cause babesiosis. THE MOLECULAR TEST FOR SARS-COV-2 DETECTION BOOSTS DIVISION’S GROWTH Especially noteworthy was the contribution of the Transcription Mediated Amplification (TMA) test, used to detect SARS CoV 2, developed by Grifols. This diagnostic test was the main driver of NAT system sales (Procleix® NAT Solutions), especially in Spain. TMA is a commonly used technique known for its high sensitivity and capacity to automate large sample volumes. The blood-typing line maintains its positive trend in the U.S. and Latin America, where sales have continued to grow in countries such as Argentina. Sales include both analyzers (Erytra®, Erytra Eflexis® y Wadiana®) and reagents (DG-Gel® cards, red blood cells and anti-serums). REVENUES 776 M€ INNOVATION EFFORTS ENABLED THE DEVELOPMENT AND PRODUCTION OF A NAT-TECHNOLOGY MOLECULAR DETECTION TEST FOR SARS-COV-2 IN RECORD TIME TRANSFUSION DIAGNOSTICS AT THE SERVICE OF EMERGING VIRUS DETECTION: SARS-COV-2 Grifols continues to lead in transfusion medicine. Its vast experience in molecular NAT-based diagnostic systems fueled the development of a SARS CoV-2 detection test in record time. Grifols’ systems leverage TMA, whose sensitivity and specificity is similar to that of other molecular tests such as PCRs.

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 40 2020 CONSOLIDATED DIRECTORS’ REPORT z THE HOSPITAL DIVISION PREPARES TO GET BACK TO NORMAL The Hospital Division recorded EUR 119 million in revenues, a decrease of 11.7% (-10.3% cc) from the previous year. The division’s main business lines were impacted by the slowdown in certain investments and treatments in hospitals as a result of COVID-19. greater accuracy and safety in the preparation of intravenous (IV) medications. These advancements improve patient safety and reduce reliance on manual processes. THE PHARMATECH LINE STRENGHTENS AS HOSPITAL INVESTMENTS RECOVER Grifols’ Pharmatech business line offers comprehensive solutions to enhance hospital pharmacy operations, including the Inclusiv® product portfolio, comprised by equipment, software and solutions to improve the safety and quality of sterile compound preparations. The Division also consolidated sales of its MedKeeper® and Kiro Grifols® technological solutions. Grifols is a leading supplier of technology and services for hospitals, clinics and specialized centers. The launch of its leading-edge system for automated compounding of intravenous treatments (KIRO Fill®) and software enhancements to the workflow platform for intravenous preparations (PharmacyKeeper) optimize hospital-pharmacy operations by affording REVENUES 119 M€ COVID-19 IMPACTED SALES PERFORMANCE IN 2020 GRIFOLS STRENGHTENS THE PHARMATECH LINE Grifols maintains its international expansion of the Hospital Division by growing its U.S. presence. Although the pandemic hindered hospital investments, the division continued to reinforce its Pharmatech solutions, its main business line, by acquiring the remaining capital of MedKeeper. This company offers specialty equipment and technology solutions that automate and control key points in hospital processes, increasing the safety and patients and healthcare professionals.

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 41 2020 CONSOLIDATED DIRECTORS’ REPORT z THE BIO SUPPLIES DIVISION GROWS SIGNIFICANTLY IN BIOLOGICAL MATERIAL SUPPLY In 2020, revenues of the Bio Supplies Division amounted to EUR 224 million, decreasing by 15.9% (-15.3% cc) in comparison to the previous year. This variation is due to the decline experienced in plasma sales to third parties, mainly due to the roll-off of supply contracts. As planned, this will enable Grifols to manage additional plasma volume to fuel growth of plasma-derived therapies. REMARKABLE INCREASE IN SALES OF BIOLOGICS FOR NON-THERAPEUTIC USE The Bio Supplies Division Commercial, which includes sales of biological products for non-therapeutic use, grew by 65.6% cc during 2020, demonstrating Grifols’ commitment to this niche market. REVENUES 224 M€ ADDITIONAL PLASMA FOR GRIFOLS FOLLOWING THE ROLL-OFF OF SUPPLY CONTRACTS SUPPLY OF BIOLOGICAL MATERIALS TO DRIVE RESEARCH The Bio Supplies Division provides biological materials for life sciences research, clinical trials and the manufacture of pharmaceutical and diagnostic products, such as reagents and controls.

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 42 2020 CONSOLIDATED DIRECTORS’ REPORT NET REVENUE BY DIVISION In thousands of euros 12M 2020 % of Net Revenues 12M 2019 % of Net Revenues % Var % Var cc* Bioscience 4,242,502 79.5% 3,993,462 78.3% 6.2% 7.6% Diagnostic 775,889 14.5% 733,604 14.4% 5.8% 7.3% Hospital 118,675 2.2% 134,441 2.6% (11.7%) (10.3%) Bio Supplies 224,090 4.2% 266,540 5.2% (15.9%) (15.3%) Others 31,989 0.6% 22,820 0.5% 40.2% 40.4% Intersegments (53,107) (1.0%) (52,176) (1.0%) 1.8% (2.7%) TOTAL 5,340,038 100.0% 5,098,691 100.0% 4.7% 6.1% NET REVENUE BY REGION In thousands of euros 12M 2020 % of Net Revenues 12M 2019** % of Net Revenues % Var % Var cc* U.S. + CANADA 3,599,746 67.4% 3,390,811 66.5% 6.2% 7.1% EU 834,492 15.6% 799,460 15.7% 4.4% 4.5% ROW 905,800 17.0% 908,420 17.8% (0.3%) 3.4% TOTAL 5,340,038 100.0% 5,098,691 100.0% 4.7% 6.1% * Constant currency (cc) excludes exchange rate fluctuations over the period. ** For comparison purposes, 2019 UK figures have been reclassified from EU to ROW.

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 43 2020 CONSOLIDATED DIRECTORS’ REPORT z SOLID BALANCE SHEET As of December 31, 2020, Grifols had a solid balance sheet totaling EUR 15,302 million (EUR 15,543 million in December 2019). With regard to the group’s Spanish subsidiaries, the average payment period to suppliers was 71.6 days, similar to last year’s 72.9 days. EQUITY OPERATING CASH FLOW GENERATION OF EUR 1,110 MILLION IN 2020 The company’s equity was EUR 6,720,055 million as of December 31, 2020. The share capital includes 426,129,798 common shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share. Strategic investments in recent years to boost plasma procurement and the increased efforts to improve operations have been the most relevant factors in strengthening the group’s growth and increasing inventory levels. These investments, coupled with inventory management, enabled the Group to maintain a significant growth volume throughout the 2020 financial year. As of December 31, 2020, Grifols’ liquidity position stands at close to EUR 1,500 million, including EUR 580 million corresponding to the cash position (EUR 742 million in 2019) and nearly EUR 900 million of undrawn lines of credit. The Group continues to have high and sustainable levels of activity and operating cash generation in the scope of growth, the closing of corporate transactions and the continuity of capital expenditures and R&D. Grifols’ ordinary shares (Class A) are listed on the Spanish Stock Market and are part of the Ibex-35, while its non-voting shares (Class B) are traded on both the Spanish Stock Exchange (GRF.P) and the U.S. NASDAQ exchange (GRFS) via ADRs (American Depositary Receipts). GRIFOLS MAINTAINS ITS PAY-OUT AT 40% OF THE GROUP’S CONSOLIDATED NET PROFIT The optimization of working capital management has continued to act as a leverage for improving the Group’s financial strength. Operating cash flow generation reached EUR 1,110 million. The EUR 1,110 million reported in 2020 (EUR 569 million in 2019) enabled the company to allocate to its CAPEX investments EUR 308 million (EUR 332 million in 2019) and to net R+D+i investments EUR 298 million (EUR 329 million in 2019). The company remains firmly committed to sustainable growth and its long-term strategic vision. In the fourth quarter of 2020, the second dividend payment, totaling EUR 111 million related to the 2019 fiscal year, was distributed. Grifols remains committed to compensating its shareholders with dividends. OVER THE LAST FIVE YEARS, GRIFOLS HAS ALLOCATED MORE THAN EUR 1,200 MILLION TO DIVIDENDS IN LINE WITH ITS COMMITMENT TO GENERATING SHAREHOLDER VALUE Inventory levels decreased to EUR 2,002 million with a turnover of 237 days compared to 310 days at the end of December 2019, as a result of the COVID-19 impact on plasma volumes collected during the year. Average collection and payment periods remained stable at 27 days (26 days in 2019) and 62 days (60 days in 2019), respectively.

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 44 2020 CONSOLIDATED DIRECTORS’ REPORT z LIQUIDITY AND CAPITAL RESOURCES Grifols meets its liquidity and capital requirements using resources generated from its operating activities and long-term external financing. As of December 31, 2020, Grifols’ cash position was EUR 580 million and its liquidity position was close to EUR 1,500 million. CASH FLOWS FROM OPERATING ACTIVITIES CASH FLOW FROM INVESTMENT ACTIVITIES CASH FLOW FOR FINANCING ACTIVITIES In 2020, net cash flows from operating activities amounted to EUR 1,110 million. The main impact on working capital, which increased by EUR 159 million, was due to the decrease in stock levels by EUR 165 million as the result of the use of inventories built up strategically over the last few years, which were drawn down to respond to patients’ needs during the ongoing COVID-19 pandemic. Cash flow from investment activities totaled EUR 858 million. The most important variations were due to the following operations: • Acquisition of the remaining 49% equity interest in the MedKeeper technology company for USD 60 million. Cash flow for financing activities totaled EUR 354 million in 2020, primarily consisting of EUR 243 million debt payment and dividend payouts of EUR 103 million. • Closing the acquisition of a plasma fractionation plant, an immunoglobulin purification plant and an albumin purification plant in Montreal (Canada) for USD 370 million from the South Korean GC Pharma (Group), as well as, in a separate transaction, 11 plasma centers in the U.S. owned by Green Cross for USD 90 million. • Capital investments (CAPEX) totaling EUR 308 million mainly focused on new production facilities in the Bioscience Division. These include a new fractionation plant in Clayton; a new immunoglobulin purification plant in Clayton; a new albumin purification plant in Dublin, Ireland; openings of new plasma centers; the expansion, renovation and relocation of existing centers; IT investments; and digitization. • Initial payment of USD 20 million as part of the closing of the transaction to acquire the remaining shares of Alkahest, Inc. (approximately 55%) for a total amount of USD 146 million.

SUSTAINABLE GROWTH I COMMITMENT TO SUSTAINABLE GROWTH AND INNOVATION I 45 2020 CONSOLIDATED DIRECTORS’ REPORT CAPITAL RESOURCES AND CREDIT RATINGS GRIFOLS DOES NOT FACE SIGNIFICANT MATURITY REPAYMENTS OR DOWN PAYMENTS UNTIL 2025 Excluding the impact of IFRS 162, as of December 31, 2020, Grifols’ net financial debt totaled EUR 5,714 million. The net debt leverage ratio is at 4.5x. Excluding COVID-19 impact, the ratio stands at 4.0x. Grifols’ liquidity position stands at close to EUR 1,500 million as of December 31, 2020, including EUR 580 million corresponding to the cash position and nearly EUR 900 million of undrawn lines of credit. After the refinancing process closed in November 2019, Grifols does not face significant maturity repayments or down payments until 2025. The company is equipped to respond to the demands of the current context and remains committed to its long-term growth strategy. Grifols will continue to monitor any potential impacts on operations and will take all necessary actions to mitigate any potential effect on its supply chain. During the second quarter of the year, Grifols took additional measures to strengthen its liquidity position, which included the upsizing of its multicurrency revolving credit facility from USD 500 million to USD 1,000 million, with maturity in November 2025. The expansion of this credit facility has not increased the company’s indebtedness and its terms and conditions are in line with the ones signed in November 2019. Optimizing and reducing debt levels continues to be a priority for Grifols’ financial management. In order to meet this objective, the company maintains sustainable levels of operating activity and strong net operating cash flow generation. The reported EUR 858 million enabled the company to undertake investment THE COMPANY HAS DEMONSTRATED ITS RESILIENCE AND CAPACITY TO RESPOND TO COVID-19 CHALLENGES activities in order to continue expected growth in demand. responding to the CREDIT AGENCIES MAINTAIN THEIR CREDIT RATINGS Moody’s Standard & Poor’s Corporate rating Ba3 BB Senior secured debt Ba2 BB+ Senior unsecured debt B2 B+ Outlook Negative Stable (2) As of December 31, 2020, the impact of the application of IFRS 16 on the amount of debt amounts to 733 million euros.

SUSTAINABLE GROWTH I CAPEX AND INDUSTRIAL ACTIVITY I 46 2020 CONSOLIDATED DIRECTORS’ REPORT In 2020, Grifols intensified its capital expenditures and allocated EUR 308 million to expand and enhance its divisions’ production facilities. This amount is included in the Capital Investment Plan for 2018-2022 and reaffirms Grifols’ commitment to growth and its long-term vision. BIOSCIENCE DIVISION BIOSCIENCE DIVISION: LARGER CAPACITY FOR PROTEIN FRACTIONATION AND PURIFICATION INVESTMENT TO INCREASE ACCESS TO PLASMA In May, the Group announced an investment of EUR 130 million in the first phase of the expansion of its Barcelona industrial complex. Grifols acquired a 47,274 m2 plot of land on which it plans to build, among others, a purification and fill-and-finish facility for a new Bioscience Division product, a new R+D+i center, as well as expanding the production and logistics capacity of the Diagnostic Division. Construction of a new plasma fractionation plant on the North Carolina (U.S.) complex continues as planned. With a fractionation capacity of 6 million liters per year, the construction of the fractionation plant has been completed, and it is expected to start production this year and to be fully operational by 2022. The facilities will include two parallel plasma fractionation and grouping lines to maximize flexibility and efficiency. Clayton emerging disease-specific facility to produce an anti-SARS-CoV-2 immunoglobulin. This isolated facility was initially designed and built for the Ebola outbreak. As of December 31, 2020, Grifols operated the largest plasma center network in the world, with 312 centers. Throughout the year, the Group worked to add more centers to the network, as well as to increase the plasma collection capacity of its existing centers by incorporating more donation equipment, where possible. The construction of a new albumin purification, dosing and sterile filling plant in Dublin (Ireland) continues according to plan. The plant will have an annual production capacity of 6 million equivalent liters of plasma and incorporate a state-of-the-art sterile bag filling technology, owned by Grifols. This will expand the bag production capacity that, as of the first quarter of 2021, has been initiated at the Los Angeles facility. In addition, an investment of more than USD 350 million is planned in the North Carolina (U.S.) complex for the construction of a new plasma fractionation plant, a plasma logistics warehouse and service infrastructures. At the same time, plans to expand the sample testing capacity of the Austin laboratory are being pursued. The company anticipates that the expansion of facilities in both the U.S. and Europe will enable the company to reach a testing capacity of 36 million samples by 2023. Plans to expand plasma storage and logistics capacity are also ongoing, expecting to reach 12 million liters by 2023. Construction of the world’s first purification, dosing and sterile filling plant of immunoglobulins in flexible bags also moves forward. The plant will have an annual production capacity of 6 million equivalent liters of plasma and is expected to be operational by 2023. Investment highlights in 2020 include the following: Expansion of the fibrinogen and topical thrombin sealant production plant is also underway at the Barcelona industrial complex. Upon completion of the new purification and dosing facilities, this extension will increase production capacity to 3.3 million equivalent liters of plasma. Also noteworthy is the swift construction and set-up of a facility for the inactivation of pathogens in convalescent plasma using methylene blue, which has enabled Grifols to quickly respond to COVID-19, demonstrating its commitment to health emergencies. In this respect, the Group has rapidly adapted its CAPEX AND INDUSTRIAL ACTIVITY

SUSTAINABLE GROWTH I CAPEX AND INDUSTRIAL ACTIVITY I 47 2020 CONSOLIDATED DIRECTORS’ REPORT HOSPITAL DIVISION DIAGNOSTIC DIVISION In 2020, the company focused its efforts on expanding its production capacity for immunohematology products. For the first time it will produce them in the U.S., using the company’s existing facilities in San Francisco (U.S.) to manufacture DG-Gel cards, red blood cells and antisera. This Division’s capital investments are focused on increasing capacity and productivity of its intravenous solutions, manufactured in its industrial complexes in Barcelona and Murcia. These improvements will enable the Division to meet expected growth in this product segment, as outlined in its internationalization plan.

SUSTAINABLE GROWTH I ACQUISITIONS AND CORPORATE TRANSACTIONS I 48 2020 CONSOLIDATED DIRECTORS’ REPORT z CLOSING OF THE STRATEGIC ALLIANCE WITH SHANGHAI RAAS TO DRIVE GROWTH IN CHINA z GRIFOLS CLOSES THE ACQUISITION OF PRODUCTION FACILITIES IN CANADA AND 11 PLASMA CENTERS IN THE U.S. In March 2020, Grifols and Shanghai RAAS closed their strategic alliance in China, a transaction that will increase the production, sales and development of plasma-derived products and the latest transfusion diagnostic solutions in China, in adherence with international quality and safety standards. In October 2020, Grifols closed its transaction with the South Korean firm GC Pharma (Group) to acquire a plasma fractionation plant, an immunoglobulin plant and an albumin purification plant in Montreal (Canada) for USD 370 million, and, in a separate transaction, 11 plasma collection centers in the United States, property of Green Cross for USD 90 million. Following this transaction, Grifols is now the largest shareholder in Shanghai RAAS while maintaining operating, political and economic control over its subsidiary, Grifols Diagnostic Solutions (GDS). More specifically, Grifols controls over a 26.20% stake in Shanghai RAAS’s capital (economic and voting rights) in exchange for Shanghai RAAS having a non-majority share in Grifols Diagnostics Solutions (45% economic and 40% voting rights). This acquisition is aligned with Grifols’ international sustainable growth strategy aimed at increasing the company’s plasma collection and fractionation capacity to ensure safe access to life-sustaining plasma-derived medicines for patients around the world. This strategic acquisition will also strengthen Grifols’ presence in Canada, building on a legacy of partnership in Canada’s blood system. For Grifols, the agreement offers an opportunity to bolster its international expansion and build on its long-term, sustainable growth. At present, China is Grifols’ third-largest sales market. For more than three decades, Grifols has been a fractionator of Canadian plasma under contract manufacturing services, providing trusted plasma-derived medicines for Canadian patients and their healthcare providers based on firsthand knowledge of the country’s healthcare system. This transaction further highlights Grifols’ commitment to support countries to attain self-sufficiency of essential plasma-derived medicines. Once it obtains the necessary licenses and authorizations, Grifols will become the only large-scale commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. Grifols expects to launch operations in these facilities in 2023, manufacturing IVIG and albumin. ACQUISITIONS AND CORPORATE TRANSACTIONS

ACQUISITIONS AND CORPORATE TRANSACTIONS SUSTAINABLE GROWTH I ACQUISITIONS AND CORPORATE TRANSACTIONS I 49 z STRATEGIC ALLIANCE BETWEEN GRIFOLS AND THE EGYPTIAN GOVERNMENT z GRIFOLS ACQUIRES THE REMAINING 49% STAKE OF MEDKEEPER z GRIFOLS ACQUIRES 10% STAKE IN BLOODBUY In November 2020, Grifols and the Government of Egypt, through the National Service Projects Organization (NSPO), signed a strategic agreement (Master Joint Venture Agreement) to further develop the Egyptian plasma-derivatives market and promote its self-sufficiency. The operation will ensure national security needs and help strengthen the healthcare system in Egypt. In November 2020, Grifols acquired the remaining 49% stake in MedKeeper for USD 60 million. In July 2020, Grifols acquired 10% of Bloodbuy (BloodSolutions, LLC), a cloud-based marketplace that facilitates the buying and selling of blood components in the U.S. Bloodbuy’s proprietary technology platform and computer-based algorithms enable regional blood-collection centers to expand their customer base across the U.S., while providing hospitals and other healthcare providers greater access to vital blood components in an efficient and efficacious manner connecting supply and demand. Since 2018, Grifols had already owned a 51% equity stake of this U.S.-based technology firm, dedicated to developing and commercializing mobile and web-based technology solutions that enhance quality assurance standards and operational productivity, as well as monitor and track compounding activities. Under this joint venture, owned by NSPO (51%) and Grifols (49%), the parties will join their industrial expertise and financial efforts for the development, construction and operation of 20 plasma collection centers throughout Egypt (with an initial capacity to collect 600,000 liters of plasma per year); manufacturing facilities, including a fractionation plant (with a capacity to fractionate up to 1 million liters of plasma per year) and a purification and fill-and-finish plant; a warehouse and an analysis laboratory. The plasma centers and manufacturing facilities are expected to be operational at the end of 2025. Along with this equity investment, Grifols will obtain a seat on the Bloodbuy Board of Directors where it will be able to not only contribute to Bloodbuy’s growth but also closely analyze the blood-component-product marketplace, potentially allowing the company to make further investments in the digital healthcare space. With this transaction, Grifols continues to move forward with its strategic plans to drive long-term sustainable growth in all of its divisions. MedKeeper’s attributes complement and strengthen Pharmatech, the Hospital Division’s core business line. The transaction also boosts the division’s international expansion and footprint in the U.S. market. Bloodbuy’s cloud-based marketplace is available across the United States for all qualified hospitals, medical centers, integrated delivery networks, and blood collection centers. Bloodbuy’s current participants include some of the most prestigious medical institutions in the country, as well as nearly 30 independent blood collection centers. Through this agreement, Grifols will become a strategic ally of the Egyptian government, while building on its commitment to help countries reach higher self-sufficiency levels in the manufacture and procurement of plasma-derived therapies. The transaction supports Grifols’ globally focused, long-term sustainable growth strategy, whose core objectives include increasing the company’s supply of plasma and reinforcing its global expansion. The transaction will allow Grifols to bolster its presence in the Middle East and Africa after establishing a solid presence in the United States and Europe and making important inroads in China, all core areas of its growth plan.

SUSTAINABLE GROWTH I ADDITIONAL INFORMATION I 50 2020 CONSOLIDATED DIRECTORS’ REPORT z TREASURY STOCK z FORESEEABLE DEVELOPMENTS OF THE GROUP z ANNUAL CORPORATE GOVERNANCE REPORT The operations carried out with the treasury stock during the fiscal year 2020 are described in the consolidated annual accounts. Grifols continues its roadmap to drive, explore and leverage its wealth of collective knowledge and innovative spirit to continue improving patient care and further support healthcare professionals. To reach this overriding objective, the company centers its efforts on business optimization, globalization, innovation, digitalization, talent development, outstanding customer service and sustainability. successfully address the evolving needs of global healthcare professionals and patients; continued global expansion, especially in the U.S. as a key market and emerging markets like China; corporate growth, via organic growth and corporate transactions amid an increasingly competitive market; a robust human resources strategy focused on talent development and on-going training, and the continuous quest for knowledge and innovation through value-creating activities and transversal teams; and the drive for sustainability, to continue bolstering a long-term business model that recognizes and fosters an environmental, social and corporate governance (ESG) approach. z SUBSEQUENT EVENTS There were no subsequent events relevant to 2020. The Grifols 2020 Annual Corporate Governance Report forms part of the Integrated Annual Report. It is available on Grifols’ corporate website and the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange Commission) website from the date of publication of Grifols’ consolidated financial statements. The company is committed to a path of sustainable growth. The cornerstones of its five-year strategic plan are innovation, in order to continue developing a differential product portfolio; enhanced customer centricity, to ADDITIONAL INFORMATION

SUSTAINABLE GROWTH I ADDITIONAL INFORMATION I 50 2020 CONSOLIDATED DIRECTORS’ REPORT z TREASURY STOCK z FORESEEABLE DEVELOPMENTS OF THE GROUP z ANNUAL CORPORATE GOVERNANCE REPORT The operations carried out with the treasury stock during the fiscal year 2020 are described in the consolidated annual accounts. Grifols continues its roadmap to drive, explore and leverage its wealth of collective knowledge and innovative spirit to continue improving patient care and further support healthcare professionals. To reach this overriding objective, the company centers its efforts on business optimization, globalization, innovation, digitalization, talent development, outstanding customer service and sustainability. successfully address the evolving needs of global healthcare professionals and patients; continued global expansion, especially in the U.S. as a key market and emerging markets like China; corporate growth, via organic growth and corporate transactions amid an increasingly competitive market; a robust human resources strategy focused on talent development and on-going training, and the continuous quest for knowledge and innovation through value-creating activities and transversal teams; and the drive for sustainability, to continue bolstering a long-term business model that recognizes and fosters an environmental, social and corporate governance (ESG) approach. z SUBSEQUENT EVENTS There were no subsequent events relevant to 2020. The Grifols 2020 Annual Corporate Governance Report forms part of the Integrated Annual Report. It is available on Grifols’ corporate website and the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange Commission) website from the date of publication of Grifols’ consolidated financial statements. The company is committed to a path of sustainable growth. The cornerstones of its five-year strategic plan are innovation, in order to continue developing a differential product portfolio; enhanced customer centricity, to ADDITIONAL INFORMATION

SUSTAINABLE GROWTH I TAXES IN 2020: CONTRIBUTIONS, PRINCIPLES AND GOOD PRACTICES I 51 2020 CONSOLIDATED DIRECTORS’ REPORT z COMMITMENT TO GOOD TAX PRACTICES z GOVERNANCE Grifols upholds its commitment to contributing toward economic, social and industrial development through rigorous compliance with the tax laws in force in each jurisdiction and paying its fair share in those jurisdictions where it creates value. Its diverse operations generate direct and collected taxes, which are paid to tax authorities, and the group’s tax strategy is guided by ethical principles which are reflected in its contributions. Grifols uses corporate structures based on commercial and industrial grounds, aligned with its business activity and having real substance. Grifols has no operations in territories qualified as tax havens. other parts of the company involved in routine and non-routine tasks. The Board of Directors has the competence of approving the Control and Management of Risk Policy, which sets forth the main principles and overall framework for action for the identification, evaluation, control and management of risks, of all nature, including tax risks, which the company and the companies of its Group encounters. • To provide a guarantee in relation to management of risk processes and the correct evaluation of the same, and To the extent possible, the company seeks to develop cooperative relationships with tax authorities based on respect, transparency and mutual trust. In this regard, on October 26, 2018, Grifols’ Board of Directors adhered to Spain’s Code of Good Tax Practices, reaffirming the company’s unequivocal commitment to transparency, good faith and cooperation with the tax agency. • To evaluate management of risk processes, including the overseeing of controls and procedures. The Corporate Risk Committee oversees management’s responsibilities for assessing, managing and controlling risks and the integration of risk management at Grifols, through the Company’s risk management process. The company’s Audit Committee supervises the efficiency and reviews the company’s internal control, internal audit and management of risk systems, including those related to tax matters, so that any principal risks are identified, dealt with and adequately recognized. In alignment with its commitment to transparency, Grifols does its utmost to provide information on its tax strategy and taxes paid. The company also reports and details disputes and possible litigations in tax matters, if any, in the Consolidated Financial Statements and in the 20F required by the SEC. Grifols’ Tax Policy establishes the principles governing Grifols’ tax management. The Audit Committee is assisted by the Internal Audit Department in these functions. The activities inherent to the Internal Audit Department in relation to the company’s management of risk systems are: As a core element of corporate responsibility, taxation, including the approval, regular monitoring of the group’s Tax Policy and its alignment with the reality of the business and its commitment to sustainability, is overseen by Grifols’ Board of Directors. The development of the tax strategy and tax compliance framework are the responsibility of senior management, under the supervision of the Board of Directors. Nonetheless, implementation may implicate . TAXES IN 2020: CONTRIBUTIONS, PRINCIPLES AND GOOD PRACTICES

SUSTAINABLE GROWTH I TAXES IN 2020: CONTRIBUTIONS, PRINCIPLES AND GOOD PRACTICES I 52 2020 CONSOLIDATED DIRECTORS’ REPORT z REGULATORY COMPLIANCE z TAX CONTRIBUTION z PUBLIC GRANTS Grifols complies with the tax laws in force in each jurisdiction and in line with OECD Guidelines for Multinational Enterprises. In the U.S., the company submits the Tax Control Framework Questionnaire (2019) developed by the U.S. Treasury Department (IRS). This initiative complements the OECD Model Control of Task Risks standard by including a self-assessment component of the company’s tax risk management and control systems. The principles of Grifols’ risk management and control system are applicable to tax risks, embedded in the legal and regulatory risks category. Grifols’ diverse operations generate direct collected taxes, which are paid to tax authorities. and States generate approximately 81% of the group’s global revenues, as the main industrial and R+D+i facilities are located in these countries. Grants received correspond mainly to employee-training and retention of workers efforts. The Group’s tax strategy is guided by ethical principles which are reflected in its contributions. Thousands of euros Subsidies In Spain, EUR 17.2 million was paid in the 2020 fiscal year as a result of anticipated tax payments. Spain 458 Grifols is taxed on the profits generated in the United States 438 territories where it operates. Spain and the United CONTRIBUTION BY GEOGRAPHIC AREA Million of euros Profit * Taxes paid ** Spain 115.4 10.0 United States 414.9 64.3 Ireland (158.3) 1.2 Rest of the world 23.4 12.7 * After-tax profits in 2020 excluding dividends and impairments ** Net tax payable related to fiscal year 2020

SUSTAINABLE GROWTH I TAXES IN 2020: CONTRIBUTIONS, PRINCIPLES AND GOOD PRACTICES I 53 2020 CONSOLIDATED DIRECTORS’ REPORT z GRIFOLS’ FISCAL POLICY • For Grifols, tax compliance is a core element, as well as a pillar of its economic contribution and social commitment. To this end, it has a policy of compliance and good practices in tax matters, which is publicly available on its website. The payment of required taxes fully aligns with the economic activities in all jurisdictions where the Group operates. Grifols has no operations in territories qualified as tax havens. Its commercial operations with third parties based in such territories, or any others, are carried out as part of its ordinary industrial or commercial activity. In line with international taxation principles and recommendations by the OECD Committee on Tax Matters, Grifols rejects artificially shifting results to such territories or taking advantage of the information opacity that these territories may offer. Transparency in tax-related matters is a cornerstone of Grifols’ tax policy. Grifols’ system of internal information and control procedures significantly mitigates fiscal risk which allows the management of tax matters with expertise and in an orderly manner. • Grifols’ tax policy is guided by a reasonable and prudent interpretation of the tax regulations in force in each jurisdiction. The company consults with reputable independent tax advisors before making business decisions that could have a tax impact. Grifols follows a transfer pricing policy for all operations with related parties that aligns with the principles of the main competent international organizations. This policy is reviewed on an annual basis to avoid any deviation from these principles. Grifols understands and supports tax contributions that adequately correlate with the structure and location of its activities, resources and human resources, as well as materials and business risks assumed. Grifols does not use artificial structures unrelated to its activity to reduce the tax burden or for profit-shifting. Grifols fosters a cooperative and fluid relationship with tax authorities based on respect for the law, trust, good faith, reciprocity and cooperation. • Grifols collaborates with the competent tax authorities to seek solutions to achieve certainty and stability in the fiscal criteria to be applied by the administration and to give priority to non-litigious dispute resolution channels. In alignment with its commitment to transparency, Grifols does its utmost to provide complete information and documentation requested by tax administrations in the shortest timeframe possible. On October 26, 2018, the Board of Directors of Grifols adhered to the Code of Good Tax Practices. GRIFOLS ADHERES TO THE GOOD TAX PRACTICES CODE • • • GRIFOLS HAS NO PRESENCE IN TERRITORIES CLASSIFIED AS TAX HAVENS. ALL ITS OPERATIONS ARE REPORTED IN ITS ORDINARY INDUSTRIAL AND COMMERCIAL ACTIVITY • • • • • • •

SUSTAINABLE GROWTH I OUR COMPETITIVE ADVANTAGES I 54 2020 CONSOLIDATED DIRECTORS’ REPORT 1. SYNERGIES ACROSS DIVISIONS 3. VERTICAL INTEGRATION 2. MANUFACTURING EFFICIENCY A LEADER IN PROMOTING COMPLEMENTARY PRODUCTS AND SERVICES PLASMA-DERIVED MEDICINES CAN BE PRODUCED INTERCHANGEABLY IN PLANTS IN SPAIN AND IN THE U.S. CONTROLLING THE VALUE CHAIN ENSURES QUALITY, SAFETY AND SUPPLY GRIFOLS’ COMPETITIVE ADVANTAGES ENABLE IT TO RESPOND TO CURRENT CHALLENGES Over the years, Grifols has been an industry reference for its capacity to successfully leverage synergies among its divisions’ products and services. Keenly aware of the potential of its global workforce, the company has progressively promoted cross-functional work teams that collaborate to identify needs and promote new initiatives. Most Grifols’ protein fractionation, purification and dosing plants are licensed by diverse regulators, including the FDA, offering the company the flexibility to perform these processes interchangeably in any one of them. The result is a leading-edge production system aimed at maximizing efficiency and optimizing profitability per liter of plasma, while guaranteeing the highest standards of quality and safety. Grifols’ vertically integrated business model guarantees quality and control at every stage of its divisions’ value chain. This model also adds value by ensuring continuity of supply and reducing transactional costs, among other benefits. Grifols is a leading global manufacturer of plasma-derived medicines, with a solid reputation built on its ability to compete in dynamic, fast-paced environments. OUR COMPETITIVE ADVANTAGES

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT SUSTAINABLE GROWTH I OUR COMPETITIVE ADVANTAGES I 55

4. IN-HOUSE ENGINEERING

GRIFOLS ENGINEERING, ON THE CUTTING EDGE OF INNOVATION

The production process to obtain plasma products requires advanced technology and ongoing innovation. The company relies on Grifols Engineering to spearhead its diverse manufacturing projects and facilities. Specialized in engineering solutions for pharmaceutical and biotechnology processes, this company represents a differential value in terms of costs, project execution and the quality of integrated innovations, including trailblazing technologies to reduce environmental impact.

5. EXPERIENCE IN INTEGRATING COMPANIES

ADDING TALENT TO MULTIPLY RESULTS

Inorganic growth has been a cornerstone of Grifols' success. Since its origins, the company has successfully integrated acquisitions as drivers of its corporate growth, providing access to new markets, expanding production and supply capabilities, promoting innovation and offering new technologies. The company has also proven experience in integrating people. By promoting teamwork, Grifols has been able to instill a robust corporate team and capitalize on its global talent pool. The acquisitions of Talecris (2011), Novartis transfusion diagnostic divisions (2014), Hologic (2017), Haema and Biotest (2018), IBBI (2019) and the Shanghai RAAS strategic alliance (2020) are examples of this pioneering strategy.

6. INNOVATION

AN ESSENTIAL COMPONENT OF GRIFOLS' DNA SINCE 1909

Pioneers pave the way and actively create processes that drive change. This quest for ongoing innovation has formed part of Grifols' DNA since 1909. In alignment with its pioneering spirit, the company is committed to exploring the therapeutic properties of blood, plasma and proteins; serving as an industry leader; and supporting science, scientific projects and those who make them possible. For this reason, Grifols' R+D+i strategy is far-reaching, encompassing both internal and external resources to address innovation based on specific therapeutic areas such as hematology, immunology, pneumology, and autoimmune and neurodegenerative diseases

7. SCALABILITY

PREPARED FOR CONTINUED GROWTH

Grifols has the necessary infrastructure and experience in planning future needs to maintain a path of sustainable growth based on continuous improvement and the optimization of processes and costs. Its solid manufacturing presence in the United States, Spain, China and Germany has enabled a scaled global dimension with a distinctly global dimension. Today, the company markets its products in more than 100 countries, with plans to bolster its presence in China, Canada, the Middle East and Africa through its alliances and strategic partners.

Since its origins, Grifols has believed in the power of “doing things right” to generating corporate value. Led by a diverse, professional and independent board of directors, the company’s corporate governance structure strives to continue creating long-term, sustainable value. Honesty, ethics, integrity, independence, respect for human rights and regulatory compliance form the pillars of Grifols’ business model. Every day, the company works to ensure these values permeate the entire organization. CORPORATE GOVERNANCE FEMALE BOARD MEMBERS 31% INDEPENDENT DIRECTORS 54%

CORPORATE GOVERNANCE

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I SOLID AND STRATEGIC CORPORATE GOVERNANCE I 58 For global organizations, a robust corporate governance structure with a strategic vision is crucial to generating long-term value for stakeholders and society. At Grifols, integrity, honesty, transparency and compliance with the highest ethical standards form the cornerstones of its organizational culture and corporate governance framework. specifically include the option of attending the General Shareholders’ Meeting by telematic means to facilitate the participation of shareholders and their representatives in the future. interests. As of January 1, 2017, the group’s top executive and management responsibilities are shared by co-CEOs Raimon Grífols Roura and Víctor Grífols Deu. The Board of Directors is Grifols’ highest decision-making body except for matters that are the exclusive competence of the General Shareholders’ Meeting. The Board of Directors establishes general policies, corporate strategy and basic management guidelines, as well as supervises and monitors the actions of Grifols’ management to ensure the company attains its objectives and meets stakeholder expectations. Every year, Grifols publishes its Corporate Governance Report, which is subject to approval by the Board of Directors. This report outlines Grifols’ ownership The General Shareholders’ Meeting serves as Grifols’ governing body and is the final decision-making authority in all matters that correspond to it. Grifols encourages all shareholders to participate, requiring no minimum number of shares to attend the meeting. structure, management framework, related parties transactions, risk control systems, General Shareholders’ Meeting, internal control and risk management systems regarding the disclosure of financial information (SCIIF), degree of compliance with corporate governance recommendations and other relevant information. In light of the COVID-19 pandemic and in accordance with the law, Grifols held its 2020 Ordinary General Shareholders’ Meeting exclusively by telematic means on October 9, without the physical presence of shareholders or their representatives, through a remote connection and live broadcasting on the company’s corporate website. The meeting’s participants reflected 73.6% of stock capital with voting rights. The votes delegated to the Board represented 78.3% of the quorum and 57.6% of the share capital. Among the issues approved, the shareholders agreed to amend the company’s articles of association to In 2020, Grifols continued to reinforce its corporate governance bodies with the creation of the Sustainability Committee, delegated by the Board of Directors. This newly formed committee will advance Grifols’ efforts as a company renowned for its sense of responsibility, transparency and commitment to stakeholders. The roles of the President and CEO are separated at Grifols. Víctor Grifols Roura holds the role of non-executive chairman, offering his strategic vision and vast experience to ensure shareholders’ long-term More information on Grifols’ corporate governance: www.grifols.com SOLID AND STRATEGIC CORPORATE GOVERNANCE

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SHAREHOLDER STRUCTURE


Class B, 38%
Class A, 62%
Free Float, 59.1%
Related or Associated Shareholders and Board of Directors, 30.8%
Treasury Stock, 0.4%
Blackrock, Inc, 4.5%
Capital Research and Management Company, 3.0%
Fidelity International Limited, 2.2%

Source: 2020 Annual Corporate Governance Report.

LEGAL FRAMEWORK

As a listed company in Spain and the United States, Grifols complies with all applicable legislation in both countries. The company periodically reviews its regulations to incorporate new guidelines and best practices into its regulatory frameworks.

External regulatory framework

- Companies Act (Ley de Sociedades de Capital), Securities Market Act (Ley del Mercado de Valores) and other applicable Spanish regulations
- Spain's National Securities Market Commission's (CNMV) Good Governance Code of Listed Companies
- CNMV's 3/2017 Technical Guide on Audit Committees at Public-Interest Entities
- CNMV's Technical Guide 1/2019 on Nomination and Remuneration Committees at Public-Interest Entities
- U.S. Securities and Exchange Commission (SEC) guidelines
- NASDAQ Guidelines on Corporate Governance
- U.S. 2002 Sarbanes-Oxley Act

Internal regulatory framework

- Articles of association
- Regulations of the Board of Directors
- Internal codes and regulations (see section)
- Corporate policies (see section)

A LISTED COMPANY, WITH NO EXTRA-STATUTORY OR CONCERTED ACTIONS

The share capital of Grifols S.A. currently stands at EUR 119,603,705, represented by:

- Class A shares: 426,129,798 ordinary shares with voting rights and par value of EUR 0.25, listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and Continuous Market (SIBE).
- Class B shares: 261,425,110 shares with non-voting rights with some economic preferential rights and par value of EUR 0.05, listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and Continuous Market (SIBE). These shares have a preferred dividend of EUR 0.01 per share.

Grifols has two American Depository Receipt (ADR) programs in the U.S: Level I ADR for its Class A Shares and Level III ADR for Class B Shares. Level I ADR trade in U.S. dollars on OTC markets and Level III ADRs are traded in U.S. dollars on the NASDAQ exchange.

In addition, Grifols' articles of association provide that, in order to protect the rights of the Class B shares, corporate resolutions on specific "Extraordinary Matters", such as any resolution or amendment to the company's bylaws that directly or indirectly undermine or adversely affect the rights, preferences or privileges of Class B shares, require, in addition to their approval in accordance with the bylaws' Article 17 provisions (adoption of resolutions by simple majority of the capital present and/or represented), the approval of the majority of currently outstanding Class B shares.

There are no extra-statutory agreements or concerted actions between shareholders. Furthermore, there are no restrictions (statutory, legislative or otherwise) on the transferability of securities and/or any restriction on voting rights.

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I SOLID AND STRATEGIC CORPORATE GOVERNANCE I 60 z COMPLIANCE AND CHARACTER: OUR ETHICAL APPROACH Mere legal compliance is not enough for Grifols, which is why it goes a step further by integrating the highest standards of integrity, honesty and transparency in its corporate governance structure. This framework is embodied within our internal codes and regulations which are routinely reviewed and updated to adapt to the company’s changing reality. INTERNAL CODES AND REGULATIONS Grifols’ Code of Ethics, Code of Conduct, Crime Prevention Policy and Anti-Corruption Policy are the central components of its global compliance program, which is complemented by additional policies and procedures regarding specific legal domains, compliance risks and country-specific requirements. GRIFOLS CODE OF ETHICS GRIFOLS CODE OF CONDUCT CORPORATE POLICIES In 2020, Grifols’ Board of Directors further reinforced its corporate governance with the approval of a Sustainability Policy and a Policy on Communications and Contacts with shareholders, institutional investors and proxy advisors. • Governs the behavior of all Grifols employees, senior-level executives and administrative bodies Explicitly endorsed and signed every year by board members, executives, managers and area/ division heads The breach of any of Grifols’ ethical principles could result in disciplinary measures, including dismissal • Adhered to in writing by all employees, including senior executives and board members New hires receive specific training The code is public and accessible to the entire workforce via Grifols’ corporate website and the employee portal Any breach of the Code of Conduct by any member of the Grifols’ workforce will be considered as a serious violation of their duties to the company and could be motivation for disciplinary action, including dismissal Grifols’ organization-wide corporate policies serve to communicate its ethical principles: • • • • Sustainability Policy (previously known as “Corporate Social Responsibility Policy”) Policy on Communication and Contacts with stakeholders, institutional investors and proxy advisors Internal Code of Conduct for matters relating to the stock markets Tax Compliance and Best Practices Risk Control and Management Policy Board of Directors Remuneration Policy Crime Prevention Policy Anti-Corruption Policy Policy on Director Diversity in the Composition of the Board of Directors (previously known as “Selection Policy for Directors and Diversity on the Board of Directors”) Environmental Policy Energy Policy • • ETHICAL PRINCIPLES • Grifols’ operations and stakeholder commitments • are built on honesty, ethics, transparency, integrity and legal compliance, all deeply rooted values in the company’s history. The Board of Directors and senior management team actively promote these principles and lead by example. • • • • • • • • More information on Grifols’ internal codes and regulations: www.grifols.com More information on Grifols’ corporate policies: www.grifols.com

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I SOLID AND STRATEGIC CORPORATE GOVERNANCE I 61 and non-financial ESG (environmental, social and governance) criteria. COMMITTEE SUSTAINABILITY AS A STRATEGY SUSTAINABILITY COMMITTEE Firmly committed to creating value for its stakeholders and improving its economic, social, environmental and corporate governance performance, Grifols bolstered its corporate governance structure in 2020 with the creation of a Sustainability Committee to show Grifols’ dedication in being a responsible and transparent company. Delegated by Grifols’ Board of Directors, the Sustainability Committee will outline the firm’s core principles and commitments regarding its environmental and social responsibility, as well as the inclusion of financial The establishment of this committee, integrated into the business model to amplify value-creation and the positive impact of its global operations, is a clear testament to Grifols’ commitment to long-term sustainability and its staunch support of the United Nations Sustainable Development Goals (SDGs). The Sustainability Committee includes three members: Thomas Glanzmann (Chairman), Íñigo Sánchez-Asiaín Mardones and Enriqueta Felip Font. Núria Martín Barnés serves as the committee’s non-member secretary. SUSTAINABILITY POLICY Grifols’ Board of Directors also approved a new Sustainability Policy to reinforce the firm’s fundamental principles and commitments regarding its environmental and social responsibility and to provide a framework for their integration into Grifols’ business model. CORPORATE GOVERNANCE STRUCTURE GENERAL SHAREHOLDERS MEETING CO-CEOS DIRECTOR APPOINTMENTS AUDIT SUSTAINABILITY & REMUNERATION COMMITTEE COMMITTEE EXECUTIVE TEAM LEAD BOAR D OF INDEPENDENT DIREC TORS

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GRIFOLS LEADERSHIP: A WELL-BALANCED BOARD OF DIRECTORS


LEAD INDEPENDENT DIRECTOR
CARINA SZPILKA LÁZARO
ÍÑIGO SÁNCHEZ-ASIAÍN MARDONES
MARLA E. SALMON
BELÉN VILLALONGA MORENÉS
JAMES COSTOS
CHAIRPERSON
CHAIRPERSON
VÍCTOR GRÍFOLS ROURA
CHAIRMAN NON-EXECUTIVE
RAIMON GRÍFOLS ROURA
Co-CEO
VÍCTOR GRÍFOLS DEU
Co-CEO
CHAIRPERSON
SECRETARY / NON-MEMBER
THOMAS GLANZMANN
VICE CHAIRMAN NON-EXECUTIVE
STEVEN F. MAYER
TOMÁS DAGÁ GELABERT
VICE-SECRETARY
RAMÓN RIERA ROCA
ENRIQUETA FELIP FONT
SECRETARY / NON-MEMBER
NURIA MARTÍN BARNÉS
SECRETARY / NON-MEMBER

- EXECUTIVE DIRECTOR
- INDEPENDENT DIRECTOR
- PROPIETARY DIRECTOR
- OTHER EXTERNAL DIRECTOR
- NON DIRECTOR
- AUDIT COMMITTEE
- APPOINTMENTS & REMUNERATION COMMITTEE
- SUSTAINABILITY COMMITTEE

The Ordinary General Shareholders' Meeting, held on October 9, 2020, was notified of the non-reelection of Luis Isasi Fernández de Bobadilla as board member due to the expiry of his term of office, as well as the appointment of James Costos as an independent board member. In addition, Victor Grifols Deu, Thomas Glanzmann and Steven F. Mayer were all re-elected as board members.

More information on Grifols' board of directors and their roles: www.grifols.com

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I SOLID AND STRATEGIC CORPORATE GOVERNANCE I 63 DIVERSITY OF GENDER, AGE AND NATIONALITIES DIVERSITY OF EXPERIENCE AND AREAS OF EXPERTISE NATURE OF THE POSITION EFFECTIVENESS 7 of 13 INDEPENDENT DIRECTORS 54% 3 of 13 OTHER EXTERNAL DIRECTORS 23% 1 of 13 PROPRIETARY DIRECTORS 8% 2 of 13 EXECUTIVE DIRECTORS 15% 4 of 13 FEMALE BOARD MEMBERS 31% 4 of 13 AMERICAN 31% 1 of 13 40-50 YEARS OLD 8% 5 of 13 50-60 YEARS OLD 38% 7 of 13 >60 YEARS OLD 54% 13 of 13 IN GLOBAL EXPANSION 100% 5 of 13 IN HEALTH AND SCIENCE 38% 5 of 13 IN FINANCE 38% 5 of 13 IN MANAGEMENT 38% 2 of 13 IN DIGITALIZATION 15% 2 of 13 IN LEGAL ISSUES 15% 4 of 13 IN SUSTAINABILITY 31% BOARD 10 MEETINGS 99% ATTENDANCE AUDIT COMMITTEE 6 MEETINGS 94% ATTENDANCE APPOINTMENTS & REMUNERATION COM-MITTEE 5 MEETINGS 100% ATTENDANCE A DIVERSE AND WELL-BALANCED BOARD IN TERMS OF EXPERTISE, BACKGROUNDS, EXPERIENCES, NATIONALITIES, AGE AND GENDER. MEMBERS REFLECT DIVERSE PROFESSIONAL PROFILES AND INDUSTRIES, INCLUDING THE FINANCIAL, HEALTHCARE, SCIENTIFIC AND LEGAL SECTORS, AMONG OTHERS

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I SOLID AND STRATEGIC CORPORATE GOVERNANCE I 64 INDEPENDENCE OF THE BOARD OF DIRECTORS BOARD OF DIRECTORS PROFILE ANNUAL ASSESSMENT OF THE BOARD OF DIRECTORS AND COMMITTEES GRIFOLS STRIVES TO INCREASE THE PRESENCE OF WOMEN ON ITS BOARD OF DIRECTORS • Separation of Chairman and CEO roles since 2016. Existence of a Lead Independent Director All board committees are formed by non-executive directors, with at least two independent directors. • Diverse and balanced board in terms of expertise, backgrounds, experiences, nationalities, age and gender. Members reflect diverse professional profiles, including financial, healthcare, scientific and legal sectors. The company complies with good-governance recommendations and in 2020 more than 30% of board members are women, with plans to increase this percentage. In 2020, the Board of Directors in full evaluated the quality and effectiveness of its operations, the performance of the company’s chairman and co-CEOs, and the performance of board committees. In addition to carrying out an annual performance review, the Board of Directors assesses its performance on a continuous basis in order to incorporate any necessary improvements as promptly. In 2020, this assessment was performed internally by Grifols’ Board of Directors with the support of the Appointments and Remunerations Committee and the Secretary of the Board. • • • • Furthermore, in accordance with the Companies Act and the Good Governance Code of Listed Companies, an independent expert is hired every three years to carry out the performance assessment. Prior to the last board meeting of the year, board committees also conduct their own assessments by stating their satisfaction or dissatisfaction with the performance of each committee and communicating whether they require additional resources to carry out their functions. More information on Grifols’ corporate governance evaluation processes: https://www.grifols.com/ documents/51507592/1023162936/iagc-2019-es. pdf/97d42f0e-a6c5-471b-be2b-aa42a3dd6d85

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I SOLID AND STRATEGIC CORPORATE GOVERNANCE I 65 CONTRACT TERMS. VARIABLE RETRIBUTION The co-CEOs’ contracts are standard, with no special conditions for this type of agreement. Notwithstanding this, they do include clauses by virtue of which, in the event of a corporate takeover, the co-CEOs have the option of remaining in the company or finalizing their contractual relationship. The latter case would entitle them to severance payments equivalent to five years’ salary. Severance in the case of termination –either at the company’s discretion or due to a change in general management – would entitle the co-CEOs to the equivalent of two years’ salary, which is in line with indemnity agreements in analogous companies. The co-CEOs’ contracts also establish a post-contractual non-compete clause. According to this agreement, they are unable to provide services in companies similar to Grifols for one year following the finalization of their contracts. In parallel, the co-CEOs’ contracts establish that the company will be entitled to demand the reimbursement of previously paid variable remuneration in two concrete cases: (1) if payment does not adhere to the performance conditions or results required for their accrual, or (2) if payment was made on the basis of data which later proved to be manifestly misstated. Severance payments in the event of a corporate takeover are calculated on a five-year basis, which is lower (in absolute terms) than other companies, many of which offer two-year severance agreements that nonetheless yield higher total severance payments. This discrepancy stems from Grifols’ lower-than-average executive compensation, which is less than the mean offered in Ibex-35 companies. The unique characteristics of the plasma derivatives industry, with few major players, led Grifols to opt for a specific compensation policy.

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I SOLID AND STRATEGIC CORPORATE GOVERNANCE I 66 BOARD REMUNERATION NO INCREASE IN BOARD COMPENSATION WAS APPROVED IN 2020 A REMUNERATION THAT RECOGNIZES THEIR COMMITMENT TO CREATING LONG-TERM VALUE Grifols’ remuneration policy for board members aspires to generate value for the company, while seeking sound and prudent risk management, alignment with shareholder interests and strict compliance with best practices and regulations regarding the remuneration of directors of listed companies. In 2020, the remuneration policy in force was the one approved during the 2017 Ordinary General Shareholders’ Meeting, valid until the end of 2020. As a result, the remunerations policy approved in the Ordinary General Shareholders’ Meeting on October 9, 2020, is essentially the same one ratified in 2017, up to and including 2020. It will be in force for the three fiscal years following its approval (up to and including 2023), unless expressly amended by the General Shareholders’ Meeting. The policy, among other principles and rationale, aims to compensate directors based on their dedication, qualifications and specific roles and responsibilities, while not undermining their independence. The remuneration of Grifols directors in their capacity as such includes a fixed cash allowance based on their role and responsibility, amounting to EUR 100,000 per year for each member of the Board of Directors. In addition, directors who serve as a member or chair a board committee receive additional remuneration, as does the lead independent director. Under no circumstances will a non-executive director receive more than EUR 150,000 per year in compensation for the performance of his or her duties. Board members who render remunerated professional services to the company or group will not receive additional compensation for their role as directors or executive directors. Remuneration systems for non-executive directors are not based on Grifols’ shares, unless they retain shares until they no longer serve as directors on the board. The annual variable remuneration of executive directors is tied to the fulfillment of certain annual objectives, following normal practices in comparable firms. Targets are linked to Grifols’ overall performance based on EBIT – widely accepted as one of the most important management indicators – as a reference point. Reflecting the firm’s evolution as a whole, EBIT is calculated by adding earnings from all business units before subtracting interest and taxes, as is considered the best metric for evaluating the executive directors’ operational management. It should be noted that the 2019 Annual Remuneration Report, approved by Grifols’ Board of Directors in February 2020, mentioned addressing a possible increase in compensation paid to Grifols’ directors – including directors in their capacity as such, those who chair the various board committees, the lead independent director and the non-executive chairman – at the 2020 General Shareholders’ Meeting. Of its own accord as an exercise of prudence and in view of the uncertainty generated by COVID-19, the Board of Directors ultimately resolved not to submit this proposal to the General Shareholders’ Meeting. Consequently, the company maintained its current remuneration levels, with no compensation increases approved for Grifols’ directors. This policy takes into account Grifols’ long-term This parameter is published every quarter to facilitate transparency in the variable-compensation system. Variable payments require a 90% degree of compliance with the objectives set forth. In order to determine the applicable percentage, various ranges of variable remuneration have been established based on the attainment of EBIT-related objectives. These range from 0% to 65% of the annual fixed salary. economic and management objectives to mitigate exposure to excessive risk, and therefore provides for the possibility of including a variable in the annual remuneration of its senior managers and executive directors. Executive directors’ compensation is based on the recommendations of the Appointments and Remuneration Committee, using remunerations for similar positions in similar companies and a comparative analysis done by Grifols’ Human Resources Department as benchmarks.

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This variable remuneration system aligns with IBEX-35 practices. According to the CNMV's 2019 Annual Report on the Remuneration of Directors of Listed Companies, all IBEX-35 companies have formal short-term (annual) variable remuneration plans for executive directors. These plans are generally based on internal parameters such as the evolution of the company's net profit or operating results.

Grifols does not have a longer-term remuneration system because its executive directors already hold a significant number of shares in the company. This fact, along with their clear desire to remain shareholders, ensures alignment with corporate interests and a firm commitment to continue creating long-term value for all Grifols stakeholders, including investors and shareholders.

Grifols' internal analysis that was carried used comparable IBEX-35 companies as benchmarks, taking into account their size, global reach and core characteristics, as well as firms operating in the plasma sector. Based on these findings, Grifols' remuneration is considered moderate and appropriate, especially when compared within stock market capitalization.

On the other hand, the remuneration allocated to the Chairman of the Board of Directors differs from that of other directors based on his involvement and proven experience as a director and CEO; his vast knowledge of the company and the sector in which it operates; and the specific functions he performs in his capacity as non-executive chairman.

The remuneration of the non-executive chairman consists solely of a fixed annual allowance equivalent to the fixed amount received during the 2016 fiscal year, with no variable compensation. When determining this remuneration, the additional functions performed were taken into account, in addition to other legal edicts established by the Companies Act for the position of chairman of the Board of Directors.

More information: CNMV Annual Report on Remunerations of Directors of Listed Companies
More information: Board of directors remuneration policy

SUMMARY OF GRIFOLS BOARD MEMBERS' REMUNERATIONS

	Fixed remuneration	Remuneration for participation on board committees	Short-term variable remuneration	2020 total	2019 total
Tomás Dagá Gelabert	-	-	-	-	-
Thomas Glanzmann	100	-	-	100	320
Raimon Grifols Roura	895	-	276	1,171	1,107
Ramon Riera Roca	100	-	-	100	100
Víctor Grifols Roura	965	-	-	965	965
Víctor Grifols Deu	895	-	276	1,171	1,038
Belén Villalonga Morenés	100	25	-	125	125
Luis Isasi Fernández de Bobadilla	75	19	-	94	125
Carina Szpilka Lázaro	100	50	-	150	150
Marla Elizabeth Salmon	100	50	-	150	150
Steven Mayer	100	25	-	125	125
Íñigo Sánchez-Asiaín Mardones	100	50	-	150	150
Enriqueta Felip Font	100	-	-	100	50
James Costos	25	6	-	31	-

*The short-term variable remuneration of Grifols' two executive directors corresponds with the fulfillment of 2019 objectives and was paid in 2020.

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I SOLID AND STRATEGIC CORPORATE GOVERNANCE I 68 z RESPONSIBLE OVERSIGHT The senior leadership team’s main responsibility is to manage the company in accordance with the strategy approved by the Board of Directors. This includes a continuous quest for long-term growth, value creation for stakeholders, and maintaining effective risk management structures and robust internal controls. Name Position Robert Jagt President, Hospital Commercial Division Matthew Murawski VP Innovation Oper & Analytics Maria Teresa Rioné Llano VP, Corporate Communications Joel Edward Abelson President, Bioscience Commercial Division Javier Sueiras Gil Chief IT Officer Grifols’ top-tier leadership boasts broad experience in driving organic growth, as well as a proven track of identifying opportunities and integrating successful acquisitions, which have been key to transforming Grifols into a global healthcare player. Luis Twose Garçon Managing Director Laboratorios Grifols Albert Grifols Coma-Cros President, GWWO Lafmin Cleofus Morgan Chief Commercial Officer Alfredo Arroyo Guerra Chief Financial Officer Nuria Pascual Lapeña VP, Corp Treasury & Investors Relations Alberto Grifols Roura President Bio Supplies Division The team convenes mainly around the Executive Management Board, which holds at least one meeting per month led by Grifols’ co-CEOs. In 2020, Grifols’ executive board convened 11 times. Miguel Pascual Montblanch President, Commercial Operations Management Eduardo Raimundo Herrero Jiménez President Bioscience Industrial Group Vicente Blanquer Torre VP, Quality & Regulatory Affairs Mateo Florencio Borras Humbert Chief Human Resources Officer Daniel Fleta Coit Chief Industrial Officer David Bell Chief Innov. Officer & Gen. Counsel NA Antoni Jauma Fages President, Diagnostic Manufacturing Operations Antonio Martínez Martínez President, Diagnostic Scientific & R&D Fernando Sebastián Rodríguez Haro VP Corporate Planning & Control Sergio Roura Adell President, Commercial Tech Support Chris Healey President NA Corporate Affairs COVID-19 CRISIS MANAGEMENT COMMITTEE Even before the WHO declared a state of emergency, Grifols created a specific committee to monitor, evaluate and manage the scope and impact of the coronavirus crisis on its operations, keeping Grifols’ Board of Directors informed at all times. The COVID-19 Crisis Committee, comprised by members of the Executive Committee and driven by Grifols’ CEOs, works to: guarantee the supply of essential products and medicines for patients who need them; promote agile measures to safeguard the health of Grifols’ workforce; and strengthen relations with the main national and international health and scientific institutions by contributing to the search for potential treatments and offering its vast know-how and experience on the therapeutic benefits of plasma. During the most difficult weeks of the crisis and confinement, Grifols’ efforts to maintain its activities and protect the group from operational risks tested its contingency plans and the continuity of its operations. This committee continues to work to bolster the resilience of the company and the group in the short, medium and long term.

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CORE PILLARS OF GRIFOLS' CORPORATE GOVERNANCE

HUMAN RIGHTS

A deep-seated respect for human dignity and human rights underpins all Grifols' operations. The fundamental principles of bioethics guide the company's research, development, production and marketing of its products in order to guarantee the safety and dignity of everyone involved in the value chain. At the same time, they ensure the company's efforts to advance the healthcare sector through an ethical approach. A range of regulations, declarations and codes – among them, the Universal Declaration of Human Rights (1948), the Helsinki Declaration (1964) and UNESCO's Universal Declaration on Bioethics and Human Rights (2005) – form the foundation of these principles.

The company aims to encourage and preserve the welfare of all communities in which it operates. Grifols promotes corporate responsibility and human rights in all of its activities, using international references as a starting point (United Nations Global Impact, OECD Guidelines for Multinational Enterprises, UN Human Rights, and ILO Tripartite Declaration of Principles Concerning Multinational Companies), including the refusal of any child or form of forced labor in the entire value chain.

In this regard, Grifols' Code of Conduct governs the activities of all employees and collaborators and upholds strict compliance with the legislation applicable to its operations and activities. The company also offers employees and third-party collaborators a communication channel to confidentially report any concerns of potential legal non-compliance or improper conduct (Grifols Ethics Helpline).

DRIVEN BY ETHICS AND INTEGRITY

The Grifols Ethics Helpline allows employees and outside collaborators to confidentially raise their concerns of possible legal non-compliance or misconduct.

All allegations follow a standard operating procedure to make sure they are adequately investigated, resolved and closed. The Ethics Ombudsperson plays a key role in the process by reviewing all submissions and ensuring compliance-related allegations and complaints are properly channeled and investigated.

Grifols does not tolerate retaliation of any kind against those who in good faith report possible violations of applicable laws, rules and regulations or non-compliance with internal policies and procedures. Retaliation could result in disciplinary action, including dismissal.

In 2020, the Grifols Ethics Helpline received 169 allegations (226 allegations in 2019), mostly reported in North America (152), in addition to thirteen (13) in Europe and four (4) in other countries. The company encourages the use of the Grifols Ethics Helpline in all of its countries of operation.

GRIFOLS ETHICS HELPLINE

	2020	2019	2018
General concern	24%	20%	31%
Workplace harassment	20%	23%	22%
Misconduct or inappropriate behavior	11%	11%	14%
Improper employment or disciplinary action	6%	5%	3%
Discrimination	8%	11%	5%
Conflict of interest	0%	2%	2%
Health, safety and environment	10%	5%	2%
Lack of compliance quality, legislation or quality standards	1%	1%	1%
Sexual harassment	2%	3%	4%
Others	18%	19%	16%

More information on the Grifols Ethics Helpline: http://grifols.ethicspoint.com

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I CORE PILLARS OF GRIFOLS’ CORPORATE GOVERNANCE I 70 z AGAINST CORRUPTION AND BRIBERY CRIME PREVENTION POLICY AND CRIMINAL RISK MANAGEMENT SYSTEM ANTI-COMPETITIVE PRACTICES MONEY LAUNDERING Grifols has a Crime Prevention Policy to reinforce its unequivocal rejection of the commission of crimes, criminal acts or other types of unethical behavior and to do everything in its power to prevent them. Developed by the Crime Risk Management System (CRMS), the Crime Prevention Policy is available to all employees and third parties on the corporate website. Grifols’ Code of Conduct underlines the company’s commitment to free competition to promote social welfare and compliance with free-market regulations in all its countries of operation. The company forbids the participation in agreements – both written and verbal – that violate competition laws including, but not limited to, price-setting; discounts or preferential terms of sale; division of markets, clients or geographic regions; and boycotting or refusal to do business with third parties. Grifols has mechanisms, procedures and policies in place to prevent money laundering and address any possible breaches detected in the course of its business operations. and prevent future occurrences. Grifols also collaborates with the competent authorities in each country to combat money laundering and the financing of terrorist activities, providing all information requested in accordance with current legislation and reporting any suspicious transactions. • Prevention: The Code of Ethics and Code of Conduct include measures to prevent money laundering, serving as critical guideposts for the entire organization and its employees. As part of the CMRS criminal risk analysis, Grifols assesses its exposure to the risk of money laundering and terrorist financing by identifying activities with higher risk and identifying the risk-control mechanisms in place. The CRMS serves to assure public administrations, judicial and administrative bodies and third parties that Grifols effectively supervises, monitors and controls its board members, executives, employees, subsidiaries and other individuals regarding its crime-prevention measures. The company prohibits conduct that impedes the development and maintenance of effective competition, including tied selling, abusive pricing, market restrictions and price pressure. For Grifols, holding a dominant market position is a responsibility, not merely an advantage. The CRMS is subject to review by an independent expert to make sure it complies with current legislation and includes sufficient control measures, both in terms of its design and operational effectiveness, to prevent and detect crime. • Detection: The CRMS carries out routine controls to detect the risk of money laundering. The company offers employees and third parties a communication channel to confidentially report any concerns of possible ethical misconduct (Grifols Ethics Helpline). The Crime Risk Management System includes the identification and evaluation of potential risk scenarios related to anti-competitive practices. In 2020, Grifols had no confirmed incidents of anti-competitive practices in the markets in which it operates. • Reaction and response: Grifols has a reaction-and-response protocol and a sanctions system to address any claims of unethical behavior or irregularities, take corrective actions if necessary

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I CORE PILLARS OF GRIFOLS’ CORPORATE GOVERNANCE I 71 ANTI-CORRUPTION POLICY The company’s Anti-Corruption Policy applies to all employees of Grifols, S.A., its subsidiaries and investee companies, as well as external collaborators. Several review processes are in force to ensure compliance with this policy as part of Grifols Global Anticorruption Program. Training sessions are designed and delivered with different content, formats and media to tailor them to each audience’s culture and language, as well as to the different business divisions and functions. In this regard, employees who work in the Grifols U.S. sales and marketing department receive specific training on the Code of Conduct and Anti-Corruption Policy as part of the firm’s training and education programs on regulatory compliance in the health sector. Additionally, Grifols’ Internal Audit department routinely audits departments and business units, including the review and monitoring of anticorruption policy compliance when applicable. This process entails identifying process improvements carried out in the ethics and compliance domain and in other departments; the review of third-party contracts and agreements related to Grifols’ international operations; the performance of due diligence of third parties and their certifications assuring compliance with Grifols’ anti-corruption policy; and the performance of sample testing of expense accounts related to international transactions. External and independent audits are also conducted to review and evaluate different aspects of the Grifols Anti-Corruption Program. GRIFOLS ENFORCES A “ZERO-TOLERANCE” APPROACH TO ACTS OF BRIBERY AND CORRUPTION Available to all employees and third parties via the corporate website, the policy outlines appropriate standards of conduct for interactions with public officials or public organizations, as well as with individuals and entities operating in the private sector. It also sets forth the ethical standards that Grifols expects from its third-party business and commercial partners. Compliance with the Anti-Corruption Policy is also reinforced through various review processes, managed by the Global Compliance Department according to the type of interaction. With particular attention given to higher-risk operations, compliance reviews analyze interactions with government officials, public agencies, healthcare professionals and/or healthcare organizations to discern potential conflicts of interest. The review processes aim to cover the whole range of Grifols’ activities in the market: those aimed at promoting Grifols’ products, services and name; those that relate to Grifols R+D+i projects; those which purpose is to support the continuous education and knowledge of healthcare professionals; Grifols’ relation with patient advocacy groups and public authorities. THE COMPANY HAD NO CONFIRMED INCIDENTS OF CORRUPTION IN 2020 To ensure compliance with its anti-corruption policies and procedures, the company routinely offers training sessions for both new and current employees, as well as supplementary training for employees whose roles entail frequent interactions with the market or who carry out functions related to the promotion of Grifols products or services. The Global Compliance Review Board (GCRB) supports the Board of Directors Audit Committee in overseeing Grifols’ Global Anti-Corruption Program by providing senior management oversight. The GCRB also supports the compliance function by offering cross-functional input and resources regarding the suitability and effectiveness of the Anti-Corruption Program, as well as by helping to foster an ethics-driven culture throughout the organization, from management to everyone on staff. In 2020, 3,044 interactions between employees and public officials or other individuals mentioned were subject to review.

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In the case of a potential incident of corruption, an internal investigation is launched with the involvement of the Internal Audit Department and/or Grifols Legal Advisors, as applicable. All internal investigations entail all relevant stakeholders and are managed thoroughly and cursorily. They conclude with an appropriate action plan, including corrective measures if deemed necessary.

Grifols enforces a "zero-tolerance" approach to acts of bribery and corruption. At Grifols, bribery and corruption are unacceptable in all circumstances, no matter how small the infraction. Likewise, Grifols does not tolerate retaliation of any kind against those who in good faith report a potential violation of applicable laws, rules and regulations, or noncompliance with internal policies and procedures. As described in internal procedures, violations of Grifols' Anti-Corruption Policy may result in disciplinary actions. To this end, the company has an internal procedure in place with a listing of disciplinary measures of any breaches detected, including the possibility of dismissal.

Grifols had no confirmed incidents of corruption in 2020.

ANTI-CORRUPTION TRAINING IN 2020

As of December 31, 2020, more than 92% of employees whose roles and responsibilities increase their likelihood of witnessing acts of corruption (full and part-time employees) had received special training on Grifols Anti-Corruption Policy and other internal controls that support it. Roughly 60% received training in 2020. In addition to its ongoing education efforts, Global Compliance is in permanent contact with Grifols employees to update them on any changes or novelties regarding policies and procedures, as well as relevant resolutions made by public authorities such as the U.S. Department of Justice and the Spanish courts. These initiatives contribute to continuously fostering ethical conduct within the organization.

Number of top management members informed on anti-corruption policies and procedures


11
4
26
12
37
16
Informed before 2020
Informed during 2020
Total
North America
Europe
Rest of the world

Employees with a higher probability of exposure to acts of corruption who received specific anti-corruption training


93
277
45
79
209
477
172
486
522
Trained before 2020
Trained during 2020
Total

Employees with a higher probability of exposure to acts of corruption informed on anti-corruption policies and procedures

	Informed before 2020	Informed during 2020	TOTAL
Executives	3	21	24
Directors	10	94	104
Senior management	31	177	208
Management	44	163	207
Senior professionals	18	348	366
Professional staff	49	193	242
Administrative staff / Manufacturing workers	28	83	111
Total	183	1,079	1,262


1.9%
8.7%
16.4%
15.1%
32.3%
17.9%
7.7%
Informed during 2020

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I CORE PILLARS OF GRIFOLS’ CORPORATE GOVERNANCE I 73 ANTI-CORRUPTION MEASURES FOR THIRD-PARTY COLLABORATORS All Grifols’ commercial and business partners undergo a verification process before any transactions are conducted. The third party anti-corruption management program includes various control mechanisms for outside parties with whom Grifols intends to establish commercial or business relationships. In addition, Grifols requires its distributors to provide an annual certification of applicable anti-corruption regulations. These contracts also include a clause authorizing Grifols to perform audits and terminate commercial relations in the case of non-compliance with anti-corruption norms. MORE THAN 92% OF STAFF WITH A HIGHER PROBABILITY OF WITNESSING ACTS OF CORRUPTION HAVE RECEIVED SPECIFIC TRAINING. BUSINESS PARTNERS MUST ALSO COMPLY WITH GRIFOLS’ ANTI-CORRUPTION POLICY Before entering any commercial relationship with Grifols, third parties are subject to a thorough two-part verification process: Grifols first establishes the legitimacy of the potential commercial transaction, and second, performs due diligence, including an in-depth analysis of the third party’s organizational structure, key employees, business approach and corporate reputation, among other aspects. In addition to the aforementioned and the violation-alert system for authorized third-party collaborators, Grifols’ employees are required to continuously monitor the day-to-day activities of the third parties they manage. This ongoing monitoring system allows the company to stay abreast of the third party’s internal organization, market position and commercial activities related to Grifols’ products and services. Both the violation-alert system and continuous monitoring process are made to detect possible red flags, which Grifols addresses as expeditiously and effectively as possible. Subsequent third-party contracts also include current anti-corruption obligations, as well as an annex with a summary of Grifols’ Anti-Corruption Policy. At least once a year, they are required to certify full compliance with these ethical standards. In some cases, third-party collaborators, such as international distributors, are also required to complete online training periodically on anti-corruption issues, for instance, the U.S. Foreign Corrupt Practices Act (FCPA).

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TRANSPARENCY AS A VALUE, OBLIGATION AND COMMITMENT

INTERACTIONS WITH HEALTHCARE ORGANIZATIONS AND PROFESSIONALS

MORE THAN 70% OF TOTAL TRANSFERS OF VALUE REPORTED IN THE U.S. AND EUROPE ARE RELATED TO R&D

As a pioneer in the healthcare sector, Grifols has vast experience and expertise in patient behavior and disease management. Its ongoing interactions with healthcare organizations and professionals serve as a continual source of new knowledge, ideas and insights. Leveraging this expertise is crucial to guide the industry and enhance the quality of patient care and treatment options. These interactions should be grounded in integrity and transparency.

The Grifols Global Compliance Program establishes internal processes and procedures regarding transfers of value to healthcare professionals and organizations, including their approval on behalf of the pertinent committees.

In the United States, the Sunshine Act (PPS Act) – also known as the Open Payment Program or Transparency Reports and Reporting of Physician Ownership or Investment Interests – requires manufacturers and group purchasing organizations of pharmaceuticals, biologicals, medical devices and medical supplies to itemize all information relating to payments and transfers of value made to certain healthcare organizations and professionals, such as physicians and teaching hospitals. Additionally, under the PPS Act, manufacturers and group purchasing organizations must disclose if a physician has ownership interests in said companies. Every June, the Centers for Medicare and Medicaid Services (CMS) publishes information extracted from these reports, including the amounts transferred and names of reported healthcare practitioners and organizations.

Grifols has a specific policy and procedure in place that describes how it implements its transparency program to ensure compliance with U.S. federal and state reporting obligations.

In the U.S., Grifols also adheres to the Pharmaceutical Research and Manufacturers of America Code (Code)[1]. Updated in 2019, the Code reinforces ethical standards and principles when research-based pharmaceutical and biotechnology companies interact with the healthcare community. Grifols can also hire healthcare professionals as consultants or advisors as long as their qualifications and expertise respond to a specific need, they are paid fair-market value and their relationship with the company is formalized via a written contract.

Grifols also complies with all local regulations. In accordance with California's Health and Safety Code, Sections 119400-119402, Grifols has a total fixed annual limit of USD 1,500 for promotional materials, gifts, and other items or activities that it may provide to an individual healthcare professional who practices in the state of California.

(1) More details on the code are available on www.grifols.com
(2) The following countries are included within the scope of the EFPIA Code: Austria, Belgium, Bosnia-Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Iceland, Italy, Latvia, Lithuania, Malta, North Macedonia, Norway, the Netherlands, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine and United Kingdom.

Grifols' corporate website includes a methodology note and specific reports on transfers of value to healthcare professionals and organizations in concrete countries: www.grifols.com

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In 2019, the company rolled out a new transparency-training program for new and current employees whose roles include regular interactions with healthcare organizations and professionals. The company also established a quarterly sub-certification process to promote data integrity, facilitate compliance with external transparency requirements, and enhance the certification of decision-makers to ensure accountability is evenly and globally extended throughout the organization.

In Europe[2], Grifols voluntarily adopted practices outlined in Chapter 5 of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Code and made them extensive to all corporate divisions and operations in 2015. In 2020, for the fifth consecutive year, Grifols disclosed all payments and transfers of value to healthcare organizations and professionals in the diverse European countries defined within the scope of EFPIA. The company also has policies and procedures describing how it carries out its transparency program to comply with this initiative. In addition, as a member of MedTech Europe, Grifols also integrates its transparency guidelines in its Code of Ethical Business Practice, alongside the "Training Grants" carried out in 2019. In addition, Grifols discloses all information related to country-specific transfers of value in compliance with local regulations.

AGGREGATE SUM OF TRANSFERS OF VALUE

In 2019, Grifols distributed EUR 15.7 million in transfers of value in accordance with the EFPIA Code. This reflects a 27% increase since 2018 as a result of a 28% upturn in R+D expenditures, which totaled EUR 11.3 million in 2019 and accounted for 72% of total transfers of value. Spain generated 55% of total transfers of value in Europe in 2019 and 64% to R+D related transfers.

Under the Open Payment Program, Grifols' transfers of value in the U.S. in 2019 amounted to USD 5.9 million, a 36% drop compared to the USD 9.3 million registered in 2018. This decline is the result of fewer R+D-related activities, which represents 71% of the total reported.

Transfers of value by type in Europe[1]

	2019		2018		2017	
	Euros	%	Euros	%	Euros	%
Services	1,113,493	7%	1,082,272	9%	1,090,373	9%
Contribution toward cost of events HCD	436,741	3%	311,021	3%	651,981	6%
Contribution toward cost of events HCP	2,361,468	15%	1,737,080	14%	1,392,537	12%
Donations	409,521	3%	363,957	3%	236,007	2%
R+D collaboration with third parties[2]	11,339,366	72%	8,849,275	72%	8,344,765	71%
TOTAL	**15,660,589**	**100%**	**12,343,606**	**100%**	**11,715,663**	**100%**

(1) Transfers of value in Europe in accordance with the definition of the EFPIA code.
(2) Includes research grants. Research data is included in accordance with the definition of the Code of EFPIA, but does not reflect the total amount invested by Grifols in R+D.

Transfers of value by type in the U.S.

	2019		2018		2017	
	USD	%	USD	%	USD	%
Services	1,017,565	17%	979,471	11%	1,378,315	10%
Contribution toward cost of events HCP	671,040	11%	631,180	7%	754,160	6%
Grants	15,000	-	99,000	1%	63,500	0%
R+D collaboration with third parties	3,890,209	66%	7,373,724	79%	10,844,688	80%
Investigator sponsored research	355,383	6%	201,882	2%	545,497	4%
TOTAL	**5,949,196**	**100%**	**9,285,257**	**100%**	**13,586,160**	**100%**

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT CORPORATE GOVERNANCE I TRANSPARENCY AS A VALUE, OBLIGATION AND COMMITMENT I 76

MANAGEMENT OF PUBLIC AFFAIRS

Advocacy is a legitimate and essential part of the democratic process that allows interest groups to share their perspectives and concerns with them. For Grifols, this entails educating them about the unique nature of plasma medicines and the importance of unrestricted access for patients to all products in all appropriate sites of services. The Grifols Code of Conduct and Anti-Corruption Policy offer guidelines and standards of interaction between Grifols and public officials.

In the U.S., Grifols complies with all federal, state and local regulations. This includes submitting regular transparency filings to the U.S. Congress as required by the Lobbying Disclosure Act (LDA). As of October 15, 2019, Grifols is also a voluntary member of the European Union Lobbying Transparency Register, integrating the principles governing the rules of conduct for EU institutions in its Code of Conduct. In this regard, the company's main focus is on European legislation and policies related to blood and plasma.

	2019	2018	2017
Lobbying Expenditures in the U.S. as Reported Under the LDA. These amounts reference lobbying expenses, not political campaign contributions. Grifols does not make political campaign contributions in the U.S.	USD 510,000	USD 550,000	USD 560,000
Estimated annual costs related to activities covered by the European Transparency Register	EUR 50,000-99,000	EUR 50,000-99,000	-

In Europe, Grifols allocates two employees – one on a part-time basis and another on a quarter-time basis, equivalent to an 80% full-time employee – to take part in EU events on these issues. In the U.S., the team includes four employees who engage in advocacy as part of their work portfolio.

Additionally, the company is also a voluntary member of three other organizations listed on the European Union Transparency Register: the Plasma Protein Therapeutics Association (PPTA), the European Confederation of Pharmaceutical Entrepreneurs (EUCOPE) and MedTech Europe.


GRIFOLS

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I PRIVACY AND PERSONAL DATA PROTECTION I 77 Technological advances open up countless opportunities, while at the same time pose challenges to ensure the protection and privacy of personal data. The company processes the personal data of numerous stakeholders as an essential part of its scientific research, talent management and interactions with donors and patients, among others. Transparency with regard to the processing of personal data is fundamental to strengthening relationships based on trust with all our stakeholders. For Grifols, guaranteeing the privacy and protection of our stakeholders’ personal data, as well as preventing data breaches and IT system failures, are of utmost importance. The company has rigorous security measures, both technical and organizational, as well as insurance policies to protect the organization’s assets and users in a cyber-environment. Personal data and medical information collected at plasma donation centers and during clinical trials are protected to maintain their confidentiality. GRIFOLS COMPLIES WITH ALL DATA PROTECTION LAWS AND HAS RIGOROUS CYBER-PROTECTION SYSTEMS The company has numerous processes and systems in place to protect against the loss, unauthorized access, improper use or alteration of personal information of its plasma donors and clinical trial subjects. All clinical trials adhere to the guidelines established by the European Medicines Agency’s Good Clinical Practice ICH E6 (R2) and U.S. Food and Drug Administration. In addition, audits performed on both clinical trials and pharmacovigilance procedures include a compliance review of applicable privacy regulations. Grifols complies with all applicable data protection laws and only works with suppliers that offer sufficient guarantees of data protection integrity. Grifols has a global privacy and data protection policy, which is mandatory for all employees. This policy establishes a framework for the processing of personal data in the diverse regions where Grifols operates and outlines the relevant principles with regard to personal data protection and security, as well as their implementation. Grifols offers the possibility of receiving training on the Global Privacy and Data Protection Policy to the entire staff and also gives specific training to employees whose roles require them to process personal data on a regular basis. PRIVACY AND PERSONAL DATA PROTECTION

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I CYBERSECURITY I 78 Grifols has an internal security and cybersecurity policy implemented through a regulatory framework, decision-making and control bodies, internal cybersecurity and cyber risk management functions, as well as specialized external services aimed at effectively managing the security of the information handled by its IT systems and the assets involved in its processes, ensuring the correct operation of the company at all times. The policy’s core principles are as follows: guarantee that Grifols’ information and telecommunications systems have acceptable levels of cybersecurity and resilience; strengthen the company’s capacity for prevention, detection, reaction, analysis, recovery, response, research and coordination in the face of new threats; and raise awareness of cybersecurity risks among all employees, collaborators and third parties. Grifols’ cybersecurity management model is based on international and national regulations, using all the means possible in proportion to detected threats. In this regard, the company has the necessary resources to ensure its corporate environment aligns with its business objectives and cybersecurity goals. Therefore, it has rigorous procedures, tools, the latest technology and insurance policies in place to protect the organization’s assets and users in a cyber environment. The risk arising from the use of third-party or cloud-based services is managed through a program of periodic reviews with defined requirements for security, privacy and compliance with applicable regulations. As preventative measures, Grifols also has a robust IT-cybersecurity incident-response system, which includes the development of specific contingency plans to guarantee, at all times, the continuity of its operations in the event of an attack. GRIFOLS’ INFORMATION AND TELECOMMUNICATIONS SYSTEMS GUARANTEE OPTIMAL LEVELS OF CYBERSECURITY AND RESILIENCE CYBERSECURITY

2020 CONSOLIDATED DIRECTORS’ REPORT CORPORATE GOVERNANCE I RISK CONTROL AND MANAGEMENT I 79 z PRINCIPLES OF GRIFOLS’ RISK CONTROL AND MANAGEMENT SYSTEM Grifols’ risk management system extends to all companies in the group, including investee firms. Approved by the Board of Directors, Grifols’ risk control and management policy is designed to provide greater security to patients, donors, employees, shareholders, customers, suppliers and other stakeholders through the prevention, control and management of risks to which Grifols is exposed. This policy is firmly integrated in a comprehensive risk control and management system, based on the principles of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The system includes the following elements: governance and culture; strategy and objectives; performance; review; information, communication and reporting. The risk control and management system is based on the following principles: At Grifols, categories: risks are grouped into the following • Environmental, Social and Governance risks (ESG): environmental, social, and governance-related risks that may impact the organization, including climate change, 2 human capital and breaches of laws, regulations, internal standards, ethical value and contracts. Governance risks also include fraud and corruption risks. 1. Establishment of a risk appetite framework, with the levels of risk the Company deems acceptable. These levels of risk are consistent with the Grifols objectives. • Strategic Company’s risks: risks that can impact the business strategy and strategic objectives; including market risks uncertainties, such as socio-political, and reputational risks. 2. Leadership of management, who will provide the necessary resources. • Financial risks: risks that can impact cash flows if not effectively managed, leading to a loss in revenue, shareholder value or the overall stability of the organization. Financial risks also include contingent liabilities and other off-balance sheet risks. • Legal and Regulatory risks: risks arising from new or modified legislation, regulation and interpretation. 3. Integration in management processes, especially those related to strategy and planning. At the date of preparing its consolidated annual 4. Segregation of duties between the business areas and the areas of supervision and assurance. accounts, Grifols has adopted the measures it considers necessary to mitigate any possible effects arising from the aforementioned events. The Board of Directors, through the Audit Committee, oversees the effectiveness of the risk control and management system to ensure the company reaches its corporate and strategic objectives and meets stakeholder expectations. The Corporate Risk Committee oversees management’s responsibilities to evaluate, manage and control risks and the integration of risk management at Grifols via the risk management process. • Operational risks: risks related to direct or 5. Comprehensive and harmonized management, so that all risks are managed through a common process for identification, assessment and treatment. indirect economic losses resulting from inadequate internal procedures, technical failures, human error, or certain external events. Operational risks also include information technologies. 6. Continuous improvement through periodic reviews of the suitability and efficiency of applying the system and the best practices and recommendations in the area of risks. • Cybersecurity risks: risk of breaches of or attacks on information systems by malicious insiders and outsiders. RISK CONTROL AND MANAGEMENT

Our quality and safety standards, based on policies and procedures, go beyond strict legal requirements. They are core values for the company and are part of our corporate identity. For this reason, we have continuous supplier evaluation processes, we ensure control at all stages of our value supply chain and we promote quality management systems, audits and inspections that generate confidence in our products and services among patients and healthcare professionals. S AND QUALITY OBLIGATORY RECALL OF PRODUCTS OR INCIDENTS 0 AUDITS AND INSPECTIONS 675

SAFETY AND QUALITY

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY I 82 As a company which operates in the health sector, patients and healthcare professionals are at the heart of Grifols’ operations. Guaranteeing maximum safety and quality of products is part of Grifols’ commitment which, driven by senior management and ratified in the Code of Ethics for Grifols executives, applies to the entire company and is extended to the entire organization through the Code of Conduct. world. The core tenets of Grifols’ Code of Conduct, including the adoption of anti-competitive practices; the anticorruption policy, which promotes internal processes and third-party management principles; and in-house measures to ensure complete alignment with Grifols’ ethical commitment, are also reflected in this policy. The favorable results of audits and inspections by health authorities and international organizations in 2020 reflect this commitment to quality and safety. Throughout the year, Grifols reported no cases of regulatory non-compliance, warnings or non-compliance with voluntary codes. FOR GRIFOLS, ENSURING SAFETY AND QUALITY IS MORE THAN JUST A LEGAL REQUIREMENT Grifols outlines all key legal and regulatory procedures in its Consolidated Annual Accounts. Grifols’ quality-assurance methods encompass all corporate operations and include training policies and continuous-development initiatives to ensure employees are able to successfully fulfill their responsibilities while meeting the company’s rigorous quality and safety standards. Safety and quality is more than just a legal requirement. Each division has robust policies and procedures to guarantee maximum levels of quality, safety and efficacy throughout the value chain. The Bioscience Division adheres to the Industrial Quality Policy, which outlines both the safety and quality criteria and legal regulations applicable to all companies that develop, manufacture and market plasma-derived medicines. Furthermore, Grifols’ vertically integrated business model allows for additional control over the manufacturing process. At the same time, diverse quality-control committees routinely evaluate quality systems and processes in order to monitor key performance indicators (KPIs), control markers and compliance with good manufacturing practices (GMP). In this regard, Grifols routinely assesses corporate objectives based on these evaluations to assure excellence in the production, supply and timely delivery of its products. These objectives are established on an annual basis in accordance with corporate policy. In addition, Grifols Commercial Division with its Global Quality Policy establishes guidelines to assure the highest levels of quality, safety and efficacy in the sale and distribution of Grifols’ products around the More information: https://www.grifols.com/documents/51507592/51526409/quality-policy-commercial-division-es. pdf/4047432b-db41-4898-9f15-10bbe46c3206 SAFETY AND QUALITY

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY I 83 z MANAGEMENT FROM THE SOURCE: SUPPLIER RELATIONS Each Grifols’ division has its own qualified suppliers whose technical, management and control expertise have been assessed and approved by the quality-assurance department. In time, more social and environmental benchmarks will be integrated into Grifols’ vendor-evaluation process. In accordance with corporate policy, all suppliers whose products or services could impact the value chain must be previously qualified. Qualifications are granted for a specific material or service, with concrete criteria established for each. With regard to the logistics and distribution of finished products, Grifols’ global quality policy provides a framework to efficiently manage and monitor international suppliers and distributors, ensuring solid measures are in place to guarantee that the suppliers and distributors fulfill the established requirements. the plan will integrate additional criteria related to ethical, social, environmental and data-privacy issues. These benchmarks are also integrated into the new Sustainability Policy, which outlines the core principles and commitments related to environmental and social responsibility as seen throughout Grifols’ business model. IN 2020, GRIFOLS WORKED TO INTEGRATE SOCIAL AND ENVIRONMENTAL REQUIREMENTS IN ITS SUPPLIER CONTRACTS At the end of 2019, Grifols began developing a consolidated supplier-policy plan with global guidelines to assess the degree of risk and participation throughout the supply chain. In addition to ensuring compliance with the strictest quality standards, In 2020, Grifols worked to redefine the contractual framework for suppliers and integrate social and environmental requirements into its supplier contracts, as well as in other initiatives like the virtual-communication program. These efforts will significantly advance the company’s aim of evaluating suppliers based on ESG factors. (technical specifications) if applicable contract allocation receipts PURCHASING MANAGEMENT PROCESS Request> Supplier qualification,> Negotiation/ > Formalization > Orders/> Invoices> Follow-up / audits

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY I 84 The company is also working on a comprehensive procurement-management model. Based on a global structure with a local focus, this model will enhance the communication and coordination with international and alignment with specific needs of its diverse business lines. As part of these efforts, Grifols created a new Global Procurement Organization model to optimize purchasing processes and identify opportunities and synergies among the Group’s various departments and companies. Reporting directly to Grifols’ CEOs, the procurement officer is responsible for managing direct and indirect procurements and improving operational efficiencies, such as the smooth integration of new acquisitions. 2021. The company is also considering the creation of a specific Code of Conduct for suppliers that aligns with its own internal code. THE GLOBAL PROCUREMENT ORGANIZATION WILL COVER 100% OF GRIFOLS’ ACTIVITIES BY THE END OF 2021 The Global Procurement Organization will be rolled out in phases across the Group’s various companies and is expected to be fully implemented by the end of

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT SAFETY AND QUALITY | SAFETY AND QUALITY | 85

CONTINUOUS EVALUATION PROCEDURES

Grifols has continuous evaluation procedures in place to evaluate suppliers according to the level of risk of the material or service they provide and its impact on the value chain. New suppliers undergo regular audits as part of the evaluation and monitoring process. Audits of suppliers of raw materials and services focus on the quality and safety of the products and services provided, as well as specific environmental criteria. In this regard, all transportation agents are assessed by Grifols Commercial Division following concrete environmental parameters (ISO 14001, biodiesel and next-generation fuel certifications). The supplier-selection process uses the ISO 14001 standard as a guidepost, among other criteria, to factor in environmental issues.

As part of Grifols' quality-audit system, suppliers are required to document and deliver a solid and continuous-development program.

Grifols continues working on integrating environmental certifications in its supplier assessment process, including ISO 14001 (environmental management systems) and OSHAS (Occupational Health and Safety Management) as part of its supplier selection and qualification process.

Summary of 2020 Audits

Division / Area	Type of supplier	No. of quality audits	Results		
			Favorable	Not favorable	Pending evaluation and final report
Bioscience Division	Raw material suppliers	260	251	0	9
	Service suppliers	76	72	1	3
Diagnostic Division	Raw material suppliers	18	18	0	0
	Service suppliers	5	5	0	0
Hospital Division	Raw material suppliers	11	11	0	0
	Service suppliers	0	0	0	0
Grifols global subsidiaries	Raw material suppliers	0	0	0	0
	Distributors	41	23	2	16
	Transport companies	12	11	1	0
	Service suppliers	12	10	1	1
Others (Grifols Engineering, GWWO, KIRO)	Raw material suppliers	4	1	0	3
	Service suppliers	74	74	0	0

EVOLUTION OF ANNUAL AUDITS AND INSPECTIONS

INCIDENTS	PRODUCT WITHDRAWALS	2020	2019	2018
0	0	675	685	705

*It includes the number of inspections by health authorities and accredited institutions, as well as the number of internal audits.

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY I 86 z CUSTOMER RELATIONS: PATIENTS AND HEALTHCARE PROFESSIONALS The company’s manufacturing and distribution processes are subject to a rigorous regulatory framework in order to promote the quality, safety and availability of Grifols plasma-derived medicines and healthcare products. Grifols has made a commitment to comply with all applicable laws and regulations and is especially transparent in its interactions with healthcare professionals and organizations. HEALTH, SAFETY AND PHARMACOVIGILANCE MEASURES Furthermore, Grifols has a Pharmacovigilance System in place to monitor adverse reactions derived from the administration of its plasma-derived medicines, as well as a Surveillance System to monitor negative reactions derived from the use of its medical devices. Within the framework of these essential programs, the company has a system to report suspected adverse reactions and safety incidents. Moreover, all three main divisions have claims systems to register and assess all notifications received from healthcare centers, patients or users in association with assessments of possible defects of Grifols products. In conjunction with this, Grifols performs regular in-house audits in accordance with its quality control systems. Both systems are also subject to outside inspections by competent healthcare authorities. Within the framework of Grifols’ Quality and Safety Policy, the company identifies the critical attributes of its products, carrying out comprehensive controls to ensure the highest levels of quality and safety of its raw materials, manufacturing process and finished products. In accordance with the quality-assurance management department, this information is compiled and robust procedures are considered to make sure that all products manufactured by Grifols comply with pre-established quality and safety criteria. This system also enables the company to detect, register and manage any issues that could impact the products’ life cycles. All medical devices are evaluated in adherence to the REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) regulation and safety data sheets are available to all clients who request them. MANUFACTURING AND DISTRIBUTION PROCESSES OF MEDICINES AND MEDICAL DEVICES ARE SUBJECT TO A RIGOROUS REGULATORY FRAMEWORK All activities and requirements of the Pharmacovigilance System and Surveillance System for Medical Devices are outlined in Grifols’ standard operating procedures and updated on a regular basis. Measures applied by division Pharmacovigilance system Medical device surveillance system Division / area Type of product Bioscience Division Medicines Applicable Not applicable Diagnostic Division Medical devices Not applicable Applicable Hospital Division Medicines and medical devices Applicable Applicable See Chapter 3 on Corporate Governance for more information on Grifols’ commitment to transparency with healthcare providers and organizations

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY I 87 PHARMACOVIGILANCE SYSTEM FOR MEDICINES SURVEILLANCE SYSTEM FOR MEDICAL DEVICES Pharmacovigilance includes all activities related to the detection, assessment, understanding and prevention of adverse effects or any other complications related to the use of medicines. Each division has a qualified manager responsible for implementing and maintaining this system. This role requires availability 24 hours a day to receive healthcare inspections or respond to consultations regarding Grifols’ pharmacovigilance and the safety of its medicines. Medical device manufacturers are required to establish and maintain procedures to identify and monitor any adverse effects related to the use of their products. Grifols appoints qualified personnel or technical managers to maintain this system in its business divisions where applicable. Grifols does not outsource the core activities of its pharmacovigilance or medical-device surveillance systems to third parties. All employees involved in Grifols’ pharmacovigilance system are adequately trained on pharmacovigilance procedures, including the proper identification and reporting of adverse effects, among other aspects, in alignment with the system’s continuous development processes.

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY I 88 LABELLING AND PRODUCT INSERTS CLAIMS SYSTEM Grifols’ three main divisions have a complaints system to record and evaluate all notifications received by healthcare centers, patients or users related to consumer appraisals of possible defects in product quality. The information contained in product leaflets and labels complies with the standards and regulations applicable in each country where Grifols products are distributed, including Directive 2001/83/EC for medicines marketed in Europe and Title 21 Code of Federal Regulations (CFR) in the United States, in addition to local regulations applicable in other markets. In each division, a trained professional or technical director is appointed to assess any and all claims, carry out the relevant inquiries, implement corrective and preventative measures, notify healthcare authorities if necessary, and communicate with the client regarding the conclusions of the claims process. In the case of medical devices, labels and product leaflets also include any mitigating measures identified through risk analysis activities, performed in accordance with the application of risk management to medical devices (EN ISO 14971:2012 Medical Devices) or other requirements communicated by health authorities following the review stage of the product-licensing process. Complaints received Division 2020 2019 Bioscience Division 1 for every 74,669 units distributed 1 for every 94,030 units distributed Diagnostic Division 1 for every 656.212 diagnostic tests N/A* Hospital Division (Medicines) 1 for every 4,611,814 units distributed 1 for every 1,888,014 units distributed Hospital Division (Medical Devices) 1 for every 120,123 units distributed 1 for every 112,321 units distributed * Ratio not applicable for the type of product manufactured by the Diagnostic Division

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY I 89 PRODUCT RECALL SYSTEM RESPONSIBLE MARKETING: TRUTHFULNESS AND RIGOR IN PROMOTIONAL AND EDUCATIONAL MATERIALS Each division has a product recall system. The claims and recall systems are outlined in Grifols’ standard operating procedures and internally audited to corroborate their effectiveness and compliance with current legislation. They are also subject to inspections by the competent healthcare authorities. The product claims and recall systems include As part of its commitment to responsible marketing and sales practices, the company ensures all of its promotional and educational materials comply with applicable laws and regulations; align with industry policies and codes voluntarily adopted by the company; adequately address the target audience and end users; and contain information that is truthful, accurate, comprehensive, clear and balanced. The approval process for marketing materials consists of several review stages and the participation of decision makers from diverse corporate areas, including the legal, medical affairs, regulatory and communication departments. In 2019, a new and improved tool for electronic review and approval of materials was implemented through the GRP system. The material and content are solely approved for specific uses and countries, and can only be used without any alterations. All promotional and educational materials are reviewed on a regular basis to ensure their content is valid and complies with current standards and codes. procedures to notify healthcare authorities, patient associations, patients and healthcare professionals regarding the potential risks of the recalled product. Reflecting its overriding commitment to transparency, Grifols has a customer service call center and dedicated webpages for specific products to communicate potential risks. The company also prohibits the use of any recalled product in clinical trials. Grifols had no product recalls, either mandatory or voluntary, in 2020. The company’s product recall system goes beyond legal compliance and includes the voluntary withdrawal of products that fail to meet its safety and quality standards. All Grifols teams involved in possible product recalls, whether voluntary or mandatory, receive specific training to adequately manage possible incidents and additionally, Grifols periodically runs product-recall drills to make sure all crisis-management procedures and protocols work smoothly and to identify any areas for improvement. Grifols has a standard operating procedure – the Grifols Review Process or GRP – that defines the activities and responsibilities related to the approval, review and control of promotional and educational materials used to communicate Grifols’ products and services to external audiences. Appropriate training is provided on responsible marketing and sales practices in line with Grifols Code of Conduct and Anti-corruption Policy. 2020 2019 Materials reviewed 3,731 4,247 Materials approved 3,637 3,949 GRIFOLS HAD NO PRODUCT RECALLS, EITHER MANDATORY OR VOLUNTARY, IN 2020

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY IN THE BIOSCIENCE DIVISION I 90 DONATION INVENTORY HOLD • WHO: recommendations for the production, control and regulation of human plasma for fractionation (WHO Technical Report Series, No. 941) • Directive 2002/98/CE that sets the standards for the quality and safety for the collection, testing, processing, storage and distribution of human blood and blood components • EMA Guideline on Plasma-Derived Medicinal Products • 21CFR Part 640: additional standards for human blood and blood components • Local regulations in countries where hemoderivatives are distributed • PPTA standards adhered to voluntarily by Grifols • European Pharmacopoeia DONOR SELECTION All plasma units that pass the initial viral testing are subject to a 60-day inventory hold before being released into production. The results of the hold sample are verified against the new donation to reconfirm the absence of viruses and pathogens. During the pandemic, the FDA reduced the required inventory hold from 60 to 45 days to guarantee sufficient supply of plasma-derived medicines. Grifols has applied the new regulation, under exceptional circumstances, for a limited amount of plasma in order to help guarantee the supply of plasma medicines while maintaining the same levels of safety and quality. Grifols only uses plasma from qualified donors collected in centers approved by competent health authorities. Donors are subject to annual medical exams and routine health screenings before every donation. The company does not discriminate against potential donors on the basis of ethnicity, gender or socioeconomic status. Only donors who are committed to the donation process, have a permanent local residence and meet rigorous health and safety criteria are accepted. Grifols plasma centers are subject to regular inspections. ANALYSIS OF DONATED PLASMA All units of donated plasma are analyzed in laboratories licensed by the FDA, EMA and other healthcare authorities. More than 10 analyses are performed on each unit of plasma, including tests for hepatitis A, B and C, HIV and parvovirus B19, using highly sensitive techniques such as NAT (Nucleic Amplification Techniques) and ELISA (Enzyme-Linked Immunosorbent Assay) to detect viral antigens, antibodies or pathogens. Once the plasma units are in production, every batch is tested at various stages during the production process. In total, 18 different analyses are performed depending on the type of plasma. See Chapter 6 on Donors for more information. SAFETY AND QUALITY IN THE BIOSCIENCE DIVISION

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY IN THE BIOSCIENCE DIVISION I 91 POST-SALES PRODUCTION PRODUCT TRACKING AND TRACEABILITY Before releasing any plasma-derived medicine, Grifols labels product vials with a unique code, which includes a laser etching of the lot number to ensure traceability. Moreover, all products include a holographic seal to verify their inviolability and authenticity. A robust Pharmacovigilance System is just another reflection of the company’s safety pledge. QUALITY MANAGEMENT SYSTEMS IN ALL PRODUCTION FACILITIES Additionally, Grifols voluntarily rolled out the PEDIGRI® system, which provides healthcare professionals detailed information on the plasma used to manufacture a specific unit of product, as well as a certificate of the testing performed. For more than 20 years, Grifols has been the only company to offer information on the source and traceability of its plasma STERILE FILLING After plasma has been approved for production, the manufacturing process begins. This process primarily entails the fractionation or protein separation process; purification; specific viral-inactivation processes; sterile filling; and secondary packaging. All operations are carried out in accordance with Good Manufacturing Practices (GMP). All of Grifols’ manufacturing plants have a Pharmaceutical Quality System and a rigorous quality-control system. The production processes are also subject to a strict internal quality control program that ensures the quality, safety and efficacy of each manufactured batch. Additionally, the competent authorities carry out their own corresponding controls in accordance with the regulations in force in each country before any commercialization. Grifols’ production facilities have never been closed due to non-compliance with regulations. ELIMINATION OF VIRUSES AND OTHER PATHOGENS After purification, the product is sterilized using a proprietary sterile-filling process developed in-house by Grifols Engineering. Grifols’ sterilization process is used as a reference within the industry. During the production phase, approved plasma undergoes rigorous testing and purification processes, including several pathogen-elimination steps, viral inactivation and virus-removal techniques to guarantee the highest possible levels of safety. Depending on the product, the manufacturing process may include heat, pasteurization, solvent/detergent and/or nanofiltration treatments. • Good Pharmacovigilance Practices, EMA • 21 CFR 50 • Local regulations in countries where hemoderivatives are distributed • Good Pharmacovigilance Practices, EMA • Code of Federal Regulations (CFR): 21 CFR 11, 21 CFR 210, 21 CFR 211, 21 CFR 600, 601, 610, 630 and 640 • Local regulations in countries where hemoderivatives are distributed • Good Manufacturing Practices, Pharmaceutical Inspection Co-operation Scheme (PIC/S) • European Pharmacopoeia • American Pharmacopoeia • Local regulations in countries where hemoderivatives are distributed

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SAFETY AND QUALITY MANAGEMENT

INTERNAL CONTROL FRAMEWORK

Grifols' rigorous safety system for its plasma-derived products depends on the dedication of its highly trained staff; a robust process and product design; leading-edge technologies developed in-house by Grifols Engineering; and full traceability from plasma donation to the final product. Throughout the value chain, the diverse materials and procedures that intervene in the production process are monitored by Grifols quality-assurance managers. This supervision includes controls in both manufacturing processes and final products to ensure the quality, safety and efficacy of each lot. It also involves the review and follow-up of production processes to guarantee compliance with best manufacturing practices and promote ongoing improvements. Systems to scale relevant events and take appropriate actions through Grifols' Quality Committees are also in place to evaluate key performance indicators (KPIs) and quality markers.

Grifols also forms part of the National Donor Deferral Registry (NDDR), a voluntary self-regulating initiative to guarantee the quality and safety of plasma that applies to all U.S. donors. This database makes certain that all U.S. donors who test positive for the viral agents for HIV, HBV, and HCV are permanently prohibited from donating any sources.

More information: https://www.pptaglobal.org/safety-quality/national-donor-deferral-registry

EXTERNAL CERTIFICATIONS

- Certifications of Good Business Manufacturing Practices of the European Union, the United States and other countries, where required.
- IQPP & QSEAL Certifications of the Plasma Protein Therapeutics Association (PPTA).
- International Quality Plasma Program (IQPP) Certification, a voluntary standards program that includes the management of donors and plasma centers.

More information: https://www. pptaglobal.org/safety-quality/standards/iqpp

- Quality Standards of Excellence, Assurance and Leadership Certification (QSEAL) that apply to the manufacture of plasma-derived medicines, with voluntary certification and adhesion to the program.

More information: https://www.pptaglobal.org/safety-quality/standards/qseal)

SUPPLIER CONTROL SYSTEM

Grifols' Supplier Qualification Management System ensures that all raw materials – including plasma from outside providers as well as non-plasma supplies – follow a strict qualification process. The company runs a robust program of routine supplier audits to assure compliance with GMP norms and quality standards. In 2020, 336 audits were carried out as part of the qualification or evaluation processes, compared to 188 in 2019. Audits performed on suppliers of raw materials and services focus on the quality and safety of their offerings.

Breakdown available in "MANAGEMENT FROM THE SOURCE: SUPPLIER RELATIONS" section

IN-HOUSE AND EXTERNAL QUALITY AUDITS

- Grifols' senior management implements and maintains an effective organization-wide quality management system. Internal auditors regularly inspect plasma centers, laboratories, manufacturing and storage facilities to ensure compliance with GMP regulations and quality standards.
- The independent corporate auditing department conducts routine reviews of collected plasma, manufacturing records and other quality-related documentation, in addition to independently overseeing and verifying the company's operational processes.
- The U.S. (FDA) and European (EMA) health authorities, among others, periodically inspect all plasma donation centers, production plants, warehouses, laboratories and transport centers. The PPTA regularly inspects Grifols' collection centers and fractionation facilities.

Despite the pandemic and mobility restrictions, high levels of both in-house and external audits and inspections were maintained in 2020.

Breakdown main indicators on page 97

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ENSURING THE SAFETY AND QUALITY OF PLASMA-DERIVED MEDICINES IN TIMES OF COVID

CORONAVIRUS DOES NOT UNDERMINE THE SAFETY OF PLASMA-DERIVED MEDICINES

As soon as the SARS-CoV-2 outbreak in China and its potential to expand globally made headlines, the hemoderivatives sector in general and Grifols in particular took all necessary measures to continuously monitor, analyze and evaluate its possible impact on the safety and quality of plasma-derived medicines.

In December 2019, the Pathogen Safety Steering Committee (PSSC) of the Plasma Protein Therapeutic Association (PPTA) confirmed SARS-CoV-2 was not a safety threat for plasma-derived medicines. This notification was communicated to the foremost national and international public healthcare authorities, including the World Health Organization (WHO), the European Centre for Disease Prevention and Control (ECDC) and the U.S. Centers for Disease Control and Prevention (CDC), among others.

The reasons behind this conclusion stem from the nature of the virus itself. The SARS-CoV-2 virus is large (approximately 120 nm in diameter) and has a lipid encapsulation, which renders it totally vulnerable to the viral inactivation and elimination processes that form part of the production of plasma-derived medicines. These include the use of solvent-detergent, low pH incubation, pasteurization, nanofiltration and fractionation processes, etc. Furthermore, COVID-19 is a respiratory virus, with no evidence of viral transmission through the blood or blood components, including plasma and plasma-derived medicines.

DONORS AND THEIR SAFETY ARE A PRIORITY FOR GRIFOLS

Since the onset of the pandemic, plasma donations have remained safe and there have been no reported cases of coronavirus transmissions resulting from blood or plasma donations.

Grifols decided to take additional prevention and safety measures by preventing people with COVID-19 symptoms from donating plasma in order to protect donor health and guarantee plasma quality during the pandemic. Meanwhile, pre-donation questionnaires were updated with a series of COVID-19-related questions for this very purpose and pre-donation medical checkups now include temperature checks and questions regarding breathing difficulties or chest pain, among others.

Grifols plasma donation centers are not only clean, highly controlled and supervised places but they are also subject to strict regulations to guarantee rigorous health, quality and safety standards, methods that were already in place before the pandemic. Nonetheless, further actions were taken to further the safety of plasma-center employees and donors, including increased efforts to disinfect contact zones, shorter waiting times for donors, and enhanced ventilation and social-distancing measures.

PLASMA, DONORS AND PLASMA CENTERS ARE CATEGORIZED AS ESSENTIAL SERVICES

On March 28, 2020, the U.S. Department of Homeland Security classified plasma donation centers and production facilities as essential and critical infrastructure, designating related personnel as essential workers. Thus, Grifols' centers have remained operational throughout the pandemic.

The European Centre for Disease Prevention and Control (ECDC) and European Commission also deemed plasma donors and plasma donation centers as essential and urged healthcare authorities in each country to take the following actions: classify them as essential services; prioritize PPE (masks, gloves, etc.) for plasma centers the same way as hospitals; and establish plasma-contingency plans, among other measures.

In addition, U.S. and European healthcare authorities issued public appeals to increase plasma donations to guarantee the regular production of plasma-derived medicines, in addition to the use plasma from convalescent COVID-19 patients as a potential treatment against the virus.

A STRICT CONTROL AND SUPERVISORY FRAMEWORK DURING THE PANDEMIC

Grifols' plasma centers and manufacturing facilities continued to enforce robust internal controls and supervision since the beggining of the pandemic. As a result of mobility restrictions, organisms like the European Medicines Agency (EMA), PPTA and FDA have carried out GMP/GDP inspections remotely.

More information: https://www.pptaglobal.org/media-and-information/ppta-statements/1055-2019-novel-coronavirus-2019-ncov-and-plasma-protein-therapies
More information on critical infrastructure workforce: https://www.cisa.gov/publication/guidance-essential-critical-infrastructure-workforce
More information on critical infrastructure in Europe: https://www.ecdc.europa.eu/en/publications-data/coronavirus-disease-2019-covid-19-and-supply-substances-human-origin
https://ec.europa.eu/home-affairs/sites/homeaffairs/files/what-we-do/policies/european-agenda-migration/20200316_covid-19-guidelines-for-border-management.pdf

2020 CONSOLIDATED DIRECTORS’ REPORT SAFETY AND QUALITY I SAFETY AND QUALITY IN THE DIAGNOSTIC DIVISION I 94 NEW DEVELOPMENTS • Code of Federal Regulations (CFR): 21CFR sec 820.50 “Purchasing controls” • ISO 13485:2016 Sc. 7.4.1 “Purchasing process” The Diagnostic Division has processes overseeing the development of new products and design changes based on three core elements: risk management; the integration of the diverse components used in each diagnostic system; and comprehensive traceability, from stipulations for deliverables used in the manufacturing process to customer support services. All products are subject to a numerous verifications and validations, including analytical and clinical performance studies; hardware and software verifications; and analyses to achieve interoperability of system elements, usability and reliability. SUPPLIER CONTROLS The Diagnostic Division defines requirements to assess, approve and monitor suppliers, and classifies them according to their relevance in the production process, giving preference to local suppliers whenever possible. Results are documented in a supplier evaluation registry, with potential new suppliers accepted or rejected depending on the results of this analysis and a detailed homologation of the supplied materials. Grifols reassesses its quality system and standards for key suppliers every three years - and every five years in the case of important suppliers - to guarantee quality compliance at all times. The division also regularly evaluates its quality markers. SAFETY AND QUALITY IN THE DIAGNOSTIC DIVISION

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SAFETY AND CONTROL STANDARDS IN PRODUCTION

The Diagnostic Division ensures the safety, efficacy and quality of its products through a range of production and quality management processes based on risk analysis, qualification and validation of processes, industrial equipment and analytical techniques. The division also implements lean manufacturing techniques, GMPs, automation, digitalization, continuous-improvement practices and ongoing training to assure the quality of its processes.

Grifols installations and industrial equipment are designed and developed to comply with the highest standards in the biotech sector.

- ISO 14971:2019 "Medical devices – Application of risk management to medical devices"
- Code of Federal Regulations (CFR): 21CFR820 "Quality System Regulation"
- Code of Federal Regulations (CFR): 21CFR600 "Biological Products: General"
- ISO 13485:2016 "Medical devices – Quality management systems – Requirements for regulatory purposes"
- Regulations under the Medical Device Single Audit Program (MDSAP)
- ISO 14971 "Medical devices – Application of risk management to medical devices"
- IEC 62304:2006 "Medical devices software – Software life cycle processes

CONTROL AND SAFETY IN THE MARKET

The Diagnostic Division has a global system established to manage maintenance, claims and customer services. This system enables traceability of the device, reagent batch and healthcare provider associated with the surveillance system. All changes to products follow a strict protocol to ensure their proper functioning in client installations, including information updates. Grifols diagnostic products include a Unique Device Identifier (UDI), in accordance with the GS1 standard.

The Diagnostic Division also has procedures to safeguard cybersecurity and protect personal data collected in in-vitro diagnostic programs and devices, in accordance with applicable standards and regulations.

PRODUCT LICENSES

The production, marketing and sale of products must obtain installation, manufacturing, import and distribution licenses, as well as product authorizations and registrations from the competent authorities in countries where they are sold.

- ISO 13485, MDSAP, MDD, MDR, 21CFR 600, 21CFR820 and country-specific regulations

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SAFETY AND QUALITY IN THE HOSPITAL DIVISION

SUPPLIER CONTROLS

Grifols has implemented a quality system to approve, track and evaluate service providers and manufacturers of materials used during the production process. The Hospital Division's quality system includes two core components:

Quality Assurance (QA)
This department registers relevant quality documentation for internal information systems, including GMP and ISO certifications, among others, which are continuously updated.

Supplier Quality Committee
The committee holds at least one meeting every six months to verify the quality of suppliers and manufacturers. The committee includes QA leaders, technical directors from the Barcelona and Murcia plants and senior managers from R+D+i, purchasing, production and quality assurance.

- Applicable GMP-related regulations and 13485 certification for medical devices.

SAFETY AND MANUFACTURING CONTROLS

Grifols adheres to the highest standards of quality and safety in its manufacturing facilities to make sure its products and services comply with all applicable guidelines. This commitment to safety allows Grifols to continuously improve the quality and efficiency of its processes to benefit patients and healthcare professionals. Several committees – quality standards, suppliers, production quality, change control and R+D+i – oversee the evaluation system, placing particular emphasis on quality, KPIs and quality objectives planning.

Grifols also uses a change management system to ensure the traceability and safety of any modifications in the product, process or facilities. The impact of every change is analyzed and assessed from regulatory, quality, validations, documentary, normative, occupational health and safety perspectives. A risk assessment is carried out to evaluate the impact of this change on these areas and finally, the Change Control Committee analyzes and assesses the information and, when appropriate, authorizes the change and its implementation.

- Quality Management System Control: GMP, ISO Certifications 1348, MDSAP, FDA 21CFR820 and CFR 210, ANVISA, SOR 98-282, among others.

PRODUCT LICENSES

The production, marketing and sale of products are subject to registration with the competent authorities in the countries where they are sold.

- Applicable regulations in compliance with local jurisprudence for obtaining product licenses.

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SUMMARY OF INDICATORS

As a result of the COVID-19 global healthcare crisis, in-person inspections, audits and controls can pose a health risk. At the same time, both inspectors and those being inspected are subject to mobility restrictions and limited access to facilities. In 2020, to minimize risks and maintain normal supervisory procedures, most supplier audits were carried out remotely. Grifols installed leading-edge video-communication and document-exchange platforms, with access to both in-house and third-party systems, to facilitate this process.

BIOSCIENCE DIVISION

- INTERNAL AUDITS: 314
- INSPECTION DAYS IN PLASMA CENTERS: 308
- INSPECTIONS BY HEALTH AUTHORITIES AND ACCREDITED INSPECTION AGENCIES: 269
- SUPPLIER QUALITY AUDITS: 336 (100% favorable, 87% remotely)

DIAGNOSTIC DIVISION

- INTERNAL AUDITS: 45
- ROUTINE INSPECTIONS BY OFFICIAL INSTITUTIONS: 9
- SUPPLIER QUALITY AUDITS: 23 (100% favorable, 83% remotely)

HOSPITAL DIVISION

- INTERNAL AUDITS: 32
- ROUTINE INSPECTIONS BY OFFICIAL INSTITUTIONS: 6
- SUPPLIER QUALITY AUDITS: 11 (100% favorable, 64% remotely)

NET INVESTMENT IN R&D+i 298 M€ COVID INITIATIVES +25 projects Innovation is in Grifols’ DNA. Pioneers of the plasmapherisis technique, the company boasts a robust research strategy to develop new therapeutic and diagnostic solutions. By leveraging both in-house and external efforts, Grifols was able to deliver a rapid, international response to COVID-19, while continuing to build on its leadership in the plasma science sector. VATION

INNOVATION5

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INNOVATION IN GRIFOLS

Grifols' R+D+i strategy is based on a comprehensive approach that encompasses both in-house and investee-led initiatives that are complementary to the company's core operations, with third-party investments and collaborations serving as an extension of its R+D+i efforts. This holistic research approach, combined with its sustainable growth strategy, further reinforces Grifols commitment to patients as a fundamental pillar, and has led the company to continue to focus, even more, on disease management, promoting innovation beyond plasma-derived therapies.

Grifols' integrated research strategy, which includes both in-house and external projects, is centered on these major therapeutic areas: immunology, hematology, pneumology, neurodegeneration, hepatology, autoimmunity and neuroimmunology.

Grifols Scientific Innovation Office spearheads the company's global R+D+i strategy. As part of its functions, the Scientific Innovation Office evaluates and expedites research projects; oversees the development of innovative treatments, products and services; and promotes continuous improvement of existing products and operations. It also nurtures ties with key agents in the innovation ecosystem, including academic and research institutions.

The scope of Grifols Scientific Innovation Office spans across different corporate areas: the Bioscience Division's R+D+i department; Grifols Innovation and New Technology (GIANT), responsible for channeling the group's investments in R+D+i firms and research-related initiatives; plasma-science projects led by Alkahest; the Scientific Innovation Operations department; the Medical Affairs area; and the Intellectual Property Office, which manages issues related to patents and trademarks.

Grifols Scientific Innovation Office is led by the Chief Scientific Innovation Officer, who reports directly to the CEOs and liaises with various functional areas to submit projects for review before interdisciplinary committees. Defined by therapeutic areas, these in-house committees convene regularly to assess projects and identify, evaluate and prioritize new opportunities.

The company also has a Scientific Review Board, which monitors and reviews the progress of in-house research initiatives from a technical standpoint and assesses the potential value of research opportunities in Grifols' investees. This cross-functional committee includes executives from Grifols Scientific Innovation Office and from the R+D+i areas of the Bioscience and Diagnostic Divisions.

CORE OBJECTIVES OF GRIFOLS SCIENTIFIC INNOVATION OFFICE

RESPOND
Meet market needs and promote competitiveness

ADVANCE
Deliver new therapies, products or services and improve existing ones

IMPROVE
Enhance production processes

GROW
Drive long-term growth & profitability while expanding the product portfolio

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R+D+i RESOURCE ALLOCATIONS

INVESTMENT IN R+D+i

+16.8M€
to COVID-19

298
M€

+5.6%
over revenues

INNOVATION INTENSITY
+4 x the European average

RESOURCES ALLOCATED TO COVID-19

- More than 30 people dedicated to researching and advancing treatments and detection tests
- Coordinated efforts between U.S. and Spanish research centers
- Collaborations with research and healthcare authorities around the world
- More than 25 projects underway

HUMAN RESOURCES

1,107
Employees dedicated to R+D+i

+100
External researchers

RESEARCH CENTERS

United States

- Emeryville, Los Angeles and San Diego: Bioscience and Diagnostic
- Research Triangle Park and San Carlos: Bioscience
- Denver: Hospital

Spain

- Barcelona: Bioscience and Diagnostic Divisions
- Bilbao and Zaragoza: Bioscience and Diagnostic Divisions

Switzerland

- Düdingen: Diagnostic Division

INNOVATION I A ROBUST INNOVATION ECOSYSTEM I 102 2020 CONSOLIDATED DIRECTORS’ REPORT z GRIFOLS’ INNOVATION ECOSYSTEM INCLUDES BOTH IN-HOUSE AND EXTERNAL INITIATIVES DIGITAL TRANSFORMATION COMMITTEE INTERNAL REACH EXTERNAL SCOPE SCIENTIFIC ANALYSIS COMMITTEE INVESTEES AlbaJuna Therapeutics · Spain: Development of a new antibody-based treatment with high potential to neutralize HIV and viral reservoirs at the cellular level Araclon · Spain: Specialized in the research and development of new treatments and diagnostic tests for Alzheimer’s disease GigaGen · USA: Research and development of new recombinant immunoglobulins using immune-system cells from donors VCN Biosciences · Spain: Research and development of oncolytic viruses to treat solid tumors A ROBUST INNOVATION ECOSYSTEM

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GRIFOLS' INNOVATION BEYOND PLASMA-DERIVED PRODUCTS IN DIVERSE THERAPEUTIC AREAS

Therapeutic Area	Disorders/Illnesses				
HEMATOLOGY	Coagulation Disorders	Stroke	Wound healing		
HEPATOLOGY	Cirrhosis	Acute liver failure and chronic liver failure			
IMMUNOLOGY	Primary Immunodeficiencies (PIDs) Secondary Immunodeficiencies (SIDs)	Infectious Diseases	Emerging pathogens– COVID-19 Disease (SARS-CoV-2 coronavirus)	Oncology	
AUTOIMMUNE	Immune thrombocytopenia (ITP)	Kawasaki Disease	Other autoimmune diseases		
NEUROIMMUNOLOGY	Myasthenia gravis (MG)	Chronic Inflammatory Demyelinating Polineuropathy (CIDP)	Guillain-Barré Syndrome	Multifocal Motor Neuropathy (MMN)	Post-Polio Syndrome
PNEUMOLOGY	Alpha 1-antitrypsin deficiency (AATD)	Inflammatory response	Non-Cystic Fibrosis Bronchiectasis	Chronic Obstructive Pulmonary Disease (COPD)	
NEURODEGENERATION	Alzheimer's Disease (AD)	Parkinson's Disease	Mild cognitive impairment Parkinson's Disease and associated dementia	Dementia	Other Cognitive Disorders
OTHERS	Bullous Pemphigoid	Oncology	Wet or neovascular AMD (age-related macular degeneration)	Diabetic Retinopathy

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AN INNOVATION ECOSYSTEM THAT DRIVES KNOWLEDGE AND PURSUES OPPORTUNITIES AND COLLABORATIONS

Collaborations

Type of collaboration	Entity and objective
Strategic agreement for product development	ETHICON **Development of plasma-based biological sealant to control bleeding during surgery, among others**
Licensing agreement	RIGEL PHARMACEUTICALS **Provide an alternative treatment for adult patients with immune thrombocytopenic purpura (PTI) refractory to other treatments**
Participation in research company	GIGAGEN **Research on the world's first polyclonal recombinant immunoglobulin to treat infectious diseases**
Collaboration with renowned research centers	EUROPEAN FOUNDATION FOR THE STUDY OF CHRONIC LIVER FAILURE (EF-CLIF) **Promote research and raise awareness of chronic liver diseases**
Collaboration with renowned research centers	IRSICAIXA **Financial support for projects relating to the discovery of antibodies and diagnostic tests based on virus-cell interaction of the Siglec-1 receptor in infectious diseases like HIV and Ebola; microbiome profiling in patients with HIV and related diseases; development of a vaccine platform based on virus-like particles (VLPs) with applications for infectious diseases; design of "pancoronavirus" vaccine models that can attack potential new viruses (together with Barcelona Supercomputing Center, the Animal Health Research Center IRTA-CReSA).**

A BOY OVERCOMES RETINAL CANCER THANKS TO A GROUNDBREAKING TREATMENT BASED ON AN ONCOLYTIC VIRUS

A joint collaboration between the biotechnology company VCN Biosciences, a Grifols company, and a team of researchers at Sant Joan de Déu Hospital have developed the world's first treatment for chemotherapy-resistant retinal cancer, which consists of injecting a genetically modified virus capable of selecting, attacking and destroying cancer cells into the tumor-affected eye.

Administered as part of a clinical trial, the treatment is derived from the adenovirus, a common virus that normally causes cold symptoms and is currently also being used in research related to developing a COVID-19 vaccine. In the case of the retinal cancer treatment, VCN Biosciences modified the adenovirus to enable it to identify, infect and multiply only inside cancer cells. This means that the virus can not only identify but also selectively attack cancer cells while leaving healthy cells unharmed.

The result of five years of research, this new retinal cancer treatment highlights the importance of translational research at Sant Joan de Déu Barcelona Children's Hospital. In 2019, this research was featured on the cover of the prestigious journal *Science Translational Medicine* and honored with the Odile Schweisguth prize, one of the most prestigious pediatric oncology awards.

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GRIFOLS' INNOVATION ECOSYSTEM COORDINATED A GLOBAL RESPONSE TO HELP COMBAT COVID-19

As part of its solid commitment to society, Grifols organized a global response with different research entities working to combat COVID-19. In this regard, the company collaborates with researchers and health authorities in the United States, Spain and Germany and promotes research on clinical trials using convalescent plasma inactivated with methylene blue, as well as specialty plasma-derived products such as immunoglobulin, hyperimmune immunoglobulin, alpha-1 antitrypsin and antithrombin III.


Viral neutralization in Boston University
Proteomic samples – Alkahest and Somalogic
Hyperimmune ITAC trial NIH / NIAID
Hyperimmune trial sponsored by Grifols
Alpha-1 ICU Ventilated patients
Multiple Clinical Trials with Convalescent Plasma, IVIG and AAT
TMA molecular test to detect the SARS-CoV-2 virus
IVIG-IGIV and plasmapheresis
IVIG Product Characterization (CSIC, CNB and IRTA)
IVIG – Product Characteization in UCLA
Antithrombin for COVID-19
Clinical Trials with Gamunex and AAT
Design and development of immunoassays for the detection of SARS-CoV-2 antibodies
Antithrombin for COVID-19
Design and development of antigens and antibodies for development of immunoassays for SARS-CoV-2 and anti SARS-CoV-2 antibodies detection
Extension of Clinical Trial with Liquid AAT to several LATAM countries
Collaborative initiatives
In-house initiatives

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JOINING FORCES AGAINST THE PANDEMIC

Grifols leads on the development of immunoglobulins with specific antibodies against the SARS-CoV-2 virus using plasma from recovered COVID-19 patients. In October 2020, in collaboration with other companies and diverse U.S. healthcare agencies, Grifols launched the Inpatient Treatment With Anti-Coronavirus Immunoglobulin (ITAC) clinical trial, a multicenter, randomized and double-blind study designed to test the efficacy and safety of anti-SARS-CoV-2 hyperimmune globulin plasma in critically ill hospitalized patients. Furthermore, in early 2021, the company also initiated a new clinical trial in Spain to assess a subcutaneously administered anti-SARS-CoV-2 immunoglobulin. This outpatient treatment could provide immediate protection against the virus and could be especially beneficial for the elderly, healthcare professionals and immunocompromised patients, among others, for whom vaccination is not recommended.

Grifols' hyperimmune immunoglobulins contain a high and consistent concentration of purified neutralizing antibodies against the novel coronavirus and provide passive immunity. If proven effective, they could be used to both treat and prevent the disease.

Grifols has also developed a specific TMA (Transcription-Mediated Amplification) molecular test to rapidly and accurately detect the SARS-CoV-2 virus by generating multiple copies of unique genetic sequences specific to the virus from plasma, blood and respiratory samples. The test's sensitivity is the same or even higher than other molecular tests like PCRs (polymerase chain reaction).

The company also distributes two immunological diagnostic tests to identify anti-SARS-CoV-2 antibodies. In June 2020, Grifols combined forces with Hologic to increase the country's testing capacity for detecting COVID-19 in Spain. As part of this unique collaboration, Grifols began expanding sales of its Procleix® SARS CoV-2 assay in molecular diagnostic testing laboratories in Spain. The Procleix® SARS-CoV-2 assay, developed by Grifols, runs on the Procleix® Panther® system, an automated, high-throughput molecular diagnostic platform.

Grifols continues to make progress on the validation to develop sample pooling strategies. The objective is to contribute to further increase the analytical capacity of existing equipment and join efforts to meet the current diagnostic needs.

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CLINICAL TRIALS

IGIV-HYPERIMMUNE AND IMMUNOMODULATION BY IVIG

- Clinical trial in the U.S. and other countries in collaboration with the FDA, BARDA and NIH to assess the safety, efficacy and tolerability of an IV-administered hyperimmune globulin in hospitalized patients. Grifols manufactures the treatment using plasma from recovered COVID-19 donors collected in Grifols' plasma centers and in collaboration with Spanish blood banks.
- Research on the efficacy of high-dosage intravenous immunoglobulin to stabilize or improve the health of COVID-19 patients.

SUBCUTANEOUS IMMUNOGLOBULIN

- Clinical trial in Spain to evaluate the safety and efficacy of an anti-SARS-CoV-2 immunoglobulin, which would especially benefit and provide immediate protection after exposure to the virus to elderly people, healthcare professionals and immunocompromised patients, among others, for whom vaccination is not currently recommended
- Doctors Oriol Mitjà and Bonaventura Clotet, from Germans Trias i Pujol Hospital in Barcelona, are the lead researchers.

CONVALESCENT PLASMA

- Collection of convalescent plasma in the United States, Spain and Germany.
- Clinical trials in Spain in collaboration with blood banks to study the efficacy of inactivated plasma from recovered COVID-19 donors for direct transfusions in non-hospitalized patients and hospitalized patients with varying degrees of severity.

OTHER PLASMA-DERIVED MEDICINES

- Collaboration in clinical trials in Europe and the United States to evaluate the safety and efficacy of other plasma-derived medicines such as antithrombin III and alpha-1 antitrypsin for COVID-19 patients requiring hospitalization and intensive care.

DIAGNOSTIC

MOLECULAR TEST TO DETECT SARS-COV-2 IN PLASMA, BLOOD AND RESPIRATORY SAMPLES

- Specialty molecular TMA (transcription-mediated amplification) tests.
- Collaboration with Hologic to significantly increase the capacity for COVID-19 testing in Spain.
- Advances to validate the development of sample pooling and saliva-based solutions.
- Immunoassay based on ELISA technology to identify patients who have been exposed to the virus and have developed IgG antibodies against it.

GRIFOLS LEADS SEVERAL DIAGNOSTIC AND TREATMENT INITIATIVES AGAINST COVID-19. IT PARTICIPATES IN MORE THAN 25 RESEARCH PROJECTS AROUND THE WORLD TO COMBAT THE PANDEMIC

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ETHICS, SCIENCE AND INNOVATION

GRIFOLS' PLEDGE IN CLINICAL TRIALS

GRIFOLS DOES EVERYTHING POSSIBLE TO PROTECT THE RIGHTS, SAFETY AND WELL-BEING OF CLINICAL TRIAL PARTICIPANTS

Grifols is firmly committed to ensuring the safety of patients who participate in the clinical trials it oversees and sponsors. All clinical research led by Grifols or on its behalf adheres to the standards established by the International Conference on Harmonisation of Good Clinical Practice (ICH GCP); the protection of human beings under the Helsinki Declaration (1964); and applicable local laws and regulations. The company does everything within its means to protect the rights, safety and well-being of everyone involved in its clinical trials. For Grifols, these principles are more important than and should prevail over corporate, scientific or social interests.

All clinical trials follow a detailed protocol to guarantee participants' safety and the integrity of the collected data. Before the start of any clinical trial, Grifols sends the protocol to regulatory authorities and external ethics committees comprised of healthcare professionals and cross-sectoral specialists to confirm it respects the dignity, rights, safety and well-being of trial participants. Clinical trials do not launch until a favorable decision has been handed down and once approved, the company strictly adheres to the guidelines established by the Ethics Committee, the institution, ICH GCP and any applicable regulatory requirements, including approval by the corresponding health authorities.

Each participant must submit a written, informed consent form, personally signed and dated. The Principal Investigator (or assigned healthcare professional) provides appropriate information, resolves any doubts and gives potential clinical-trial subjects sufficient time to make an informed decision on their participation. The participation agreement is strictly voluntary and subjects can freely withdraw their consent at any time during the clinical trial.

Grifols has standard operating procedures in place to ascertain that the management of clinical trials, as well as data collection, documentation and notification, all comply with protocols, ICH GCP, and all applicable regulatory requirements. Moreover, an additional procedure allows clinical personnel to detect and document any potential fraud or misconduct during clinical trials.

The company has implemented several measures to maintain the anonymity of its subjects and promote the transparency of its clinical trial data. More information on the protocol, status of clinical trials and all related results are published on publicly accessible registries such as www.clinicaltrials.gov. In addition, the results of clinical trials carried out within the framework of the European Medicines Agency (EMA) are also published on the EudraCT website.

Furthermore, Grifols discloses the results of many of its clinical trials in international conferences and scientific journals.

More information: ClinicalTrials.gov and EudraCT

INNOVATION I ETHICS, SCIENCE AND INNOVATION I 109 2020 CONSOLIDATED DIRECTORS’ REPORT z OUR COMMITMENT TO RESPONSIBLE TESTING WHEN DEVELOPING NEW TREATMENTS The use of animals in biomedical research to test the efficacy and safety of medications has led to important medical advances for both human and animal health over the last decades. Therefore, Grifols is committed to the responsible use of laboratory animals in cases in which animal testing is indispensable to develop new life-saving therapies. where research is conducted. In the United States, Grifols’ facilities are certified by the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC), or equivalent organizations, and possess the highest accreditation possible for laboratories that perform animal testing. In Europe, all laboratories comply with the Directive EU 2010/63 on the protection of animals used for scientific purposes and undergo inspections by the competent authorities in each country. In all of Grifols’ studies, whether carried out in university settings or contract external laboratories, researchers work closely with regulatory agencies and the Institutional Animal Care and Use Committee (IACUC) to ensure the safe and humane treatment of research animals. The company also follows “Alternatives and the 3Rs” guidelines in the treatment of animal testing, which advocates (1) replacing the use of animals whenever possible or avoiding their use altogether; (2) reducing the number of animals used to a minimum; and (3) refining the way research is carried out to ensure animals suffer as little as possible. All Grifols’ collaborating research institutions are approved by the competent authorities in regions

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CORE RESEARCH PROJECTS

FIGHTING ALZHEIMER'S DISEASE: THE AMBAR PROJECT

AMBAR IS A NEW APPROACH TO TREAT ALZHEIMER BASED ON PLASMA EXCHANGE

AMBAR is an international, multicenter, randomized, double-blind, placebo-controlled with parallel-group assignment clinical trial that enrolled patients with mild and moderate Alzheimer's from 41 treatment centers in Spain and the United States. The study was designed to evaluate the efficacy and safety of short-term plasma exchange followed by long-term plasmapheresis with infusion of albumin combined with intravenous immunoglobulin in patients with mild and moderate Alzheimer's disease (AD).

AMBAR targets a multimodal approach to managing AD based on the hypothesis that most of the amyloid-beta protein – one of the proteins accumulated in the brains of Alzheimer's patients – is bound to albumin and circulates in plasma. Extracting this plasma may flush amyloid-beta peptide from the brain into the plasma, thus limiting the disease's impact on the patient's cognitive functions. Additionally, albumin has binding capacity and antioxidant properties, and both albumin and immunoglobulin display immunomodulatory and anti-inflammatory properties.

The AMBAR study included 496 mild and moderate Alzheimer's patients between 55 and 85 years old, who were randomized into three treatment groups and one control (placebo) group.

The company began its research on Alzheimer's disease in 2004 with several preclinical trials, two pilot studies and a Phase II clinical trial before launching the AMBAR trial. The result of 15 years of rigorous research, these findings strengthen Grifols' investigative approach using Plasma Protein Replacement Therapies.

RESEARCH DESIGN

INTERNATIONAL	41 HOSPITALS	496 PATIENTS	ASSESSMENT	DISTRIBUTION
International, multicenter and double-blind	19 in Spain, 22 in the U.S.	55-85 years old, with mild-to-moderate Alzheimer's	Assessment of plasma exchange with different volumes and concentrations of albumin	Patients randomized in three treatment groups and one control group

INNOVATION I CORE RESEARCH PROJECTS I 111 2020 CONSOLIDATED DIRECTORS’ REPORT AMBAR’S FINDINGS PUBLISHED IN ALZHEIMER’S & DEMENTIA: THE JOURNAL OF THE ALZHEIMER’S ASSOCIATION GRIFOLS MOVES FORWARD WITH ITS PLANS TO MAKE AMBAR A VIABLE TREATMENT OPTION FOR ALZHEIMER’S PATIENTS The results of Grifols’ AMBAR study were featured in the prestigious peer-reviewed publication Alzheimer’s & Dementia: The Journal of the Alzheimer’s Association. These promising findings reveal a positive impact in reducing the progression of Alzheimer’s symptoms in patients treated over a 14-month period compared to untreated patients. Specifically, the results of the clinical trial’s primary endpoints were supported by those obtained in the most relevant secondary endpoints, in which similar effects were observed, demonstrating both the effectiveness and safety of the treatment. Within the framework of its corporate plan, the company is considering opening AMBAR Excellence Centers as pilot facilities, following the standard clinical practices established in the AMBAR study. In addition to benefiting AD patients, this initiative would also reinforce the findings of the clinical trial by offering a means to collect more data and real-world evidence. Grifols plans on opening five AMBAR centers in 2021: two in Spain and individual centers in Germany, the United States and China. Among these are the Fundació ACE in Barcelona and the University of Pittsburgh’s Alzheimer’s Disease Research Center (U.S.), key players in the study’s design and development and Grifols’ collaborators since 2004, when the company launched. The results of the AMBAR clinical trial were previously presented at several international medical congresses. More information on AMBAR: https://www.grifols.com/es/ ambar To access the scientific paper : https://alz-journals. onlinelibrary.wiley.com/doi/full/10.1002/alz.12137 ALZHEIMER’S & DEMENTIA: THE JOURNAL OF THE ALZHEIMER’S ASSOCIATION PUBLISHES AMBAR RESULTS JULY 2020 12TH CLINICAL TRIALS ON ALZHEIMER’S DISEASE (CTAD) CONGRESS 2019 SAN DIEGO (U.S.) DECEMBER 2019 Neuroimaging and biomarkers ALZHEIMER’S ASSOCIATION INTERNATIONAL CONFERENCE (AAIC) 2019 LOS ANGELES (U.S.) JULY 2019 OtheSrerceolnedvaryt seencdopnodinatrsy seuncdhpoaisntms etomeovrya,luate lfaunngcutiaognealaannddpcrocneistsivinegcaspeceidty (CDR-Sb and ADCS-CGIC), 11TH CLINICAL TRIALS ON ALZHEIMER’S DISEASE (CTAD) CONGRESS BARCELONA (SPAIN) DECEMBER 2018 Primary efficacy endpoints – the ADAS – Cog1 and ADCS-ADL2 scales 14TH INTERNATIONAL CONFERENCE ON ALZHEIMER’S AND PARKINSON’S DISEASES LISBON (PORTUGAL) MARCH 2019

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DRIVING PLASMA SCIENCE THROUGH ALKAHEST

Grifols researches the therapeutic use of plasma proteins for age-related diseases through Alkahest, which currently has four candidates covering therapeutic products for neurodegenerative diseases, cognitive decline, neuromuscular disorders and ophthalmic indications. Grifols acquired 100% of the company in 2020.

In addition to the clinical development of specific plasma fractions and protein inhibitors, Alkahest's research is centered on better understanding the human plasma proteome. As a result, the company has developed a map of the human plasma proteome to facilitate the identification of plasma proteins and their recombinant analogues as potential therapeutic medicines. This unique proteomic platform of targets will help unlock new therapeutics and diagnostics, as well as develop new plasma proteins, new indications for currently licensed plasma proteins, biomarkers for diagnostics, recombinant proteins and antibodies, as well as small-molecule drugs.

Alkahest focuses on proteins with biological impact that change with age and has identified more than 8,000 separate proteins to date. Through the use of advanced techniques of molecular analysis at the cellular level, an array of new products are expected to enter in Grifols' discovery and development pipeline and bring new therapeutic medicines to the market.

Phase	Product	Disease
Phase 2	GRF6019 & 6021 Plasma proteins	Alzheimer's Disease: Mild and moderate patients ✔
		Alzheimer's Disease: Severe ✔
		Parkinson's Disease with Mild Cognitive Impairment or Dementia ✔
		Post-Operative Recovery
	AKST4290 Small Molecule Inhibitor of CCR3	Neovascular Age-Related Macular Denegeration ✔
		Parkinson's Disease
		Bullous Pemphigoid
	AKST1210	End-Stage Renal Disease (ESRD) Cognitive Impairment

● Jointly developed with Grifols
● Previously developed only by Alkahest - New in our pipeline
✔ Phase 2a Data Available

ALKAHEST HAS ALREADY IDENTIFIED MORE THAN 8,000 SEPARATE PROTEINS, SOME OF WHICH COULD RESULT IN NEW TREATMENTS FOR ALZHEIMER OR PARKINSON'S DISEASE

INNOVATION I R+D+i BY DIVISIONS I 113 2020 CONSOLIDATED DIRECTORS’ REPORT Grifols’ leadership in the plasma proteins sector is based on new therapeutic indications from plasma-derived products, the discovery of new proteins and ongoing manufacturing innovations that enhance the efficiency and safety of its products. The company also actively pursues collaborations and agreements with third parties whose research complements the companies plasma-based therapies in order to expand treatment options for patients and healthcare professionals in diverse therapeutic areas. Resarch Pipeline Protein Brief project description Albumin • Development of new formulation in pre-clinical phase • Albumin for Alzheimer’s (AMBAR study) • Albumin for liver cirrhosis (PRECIOSA). New indication in clinical trial phase • Albumin for liver insufficiency (APACHE study). New indication in clinical trial phase • Albumin in acute-on-chronic liver failure (ACLF) and action mechanisms of plasma exchange with albumin in decompensated cirrhotic patients with systemic inflammation and ACLF (ALADDIN study) • Development of new administration format in flexible packaging Immunoglobulin • New manufacturing process of Gamunex® in clinical phase • Development of immunoglobulins with specific anti-infectious properties for new antigens in pre-clinical phaseNew administration format of immunoglobulin in flexible packaging • New administration format of subcutaneous immunoglobulin in pre-filled syringes • Development of immunoglobulin M (IgM) for bacteriemia • Anti-SARS-CoV-2 hyperimmune immunoglobulin (intravenous and subcutaneous) and IVIG studies against COVID-19 • Immunoglobulin for post-polio syndrome. New indication in pre-clinical phase Alpha-1 •Development of subcutaneous alpha-1 in clinical phase • New administration format of lyophilized formulation of alpha-1 (Prolastin®) • Alpha-1 in patients with pulmonary emphysema caused by AADT • COVID-19 studies with con alpha-1 (Prolastin®) Clotting factors • Factor VIII as induction therapy for Immune Tolerance Induction (ITI). New indication in clinical trial phase • Development of lower volume of distribution of plasma factor VIII PPF (Plasma Protein Fraction) • New PPF administration format in flexible packaging • New production process in development Fibrinogen • Fibrin sealant for pediatric use in clinical trial phase Convalescent plasma • Methylene blue inactivation study with convalescent plasma for COVID-19 BIOSCIENCE DIVISION R+D+i BY DIVISIONS

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BIOSCIENCE DIVISION

MILESTONES AND BREAKTHROUGHS IN 2020

- Completion of studies on Gamunex® as maintenance therapy for myasthenia gravis (MG).
- Development of phase III PRECIOSA trial on the potential benefits of albumin to treat liver cirrhosis and phase II APACHE trial to treat acute-on-chronic liver failure (ACLF) with albumin.
- Approval and market launches of new formulations and indications, which expand Grifols' product portfolio and meet the evolving needs of patients and healthcare professionals:
  - FDA approval of Prolastin®-C Liquid 0.5-gram and 4-gram vials to treat alpha-1 antitrypsin deficiency.
  - EU approval of Gamunex® to treat severe acute exacerbations of MG.
  - FDA approval of anti-hepatitis B and anti-tetanus immunoglobulins following the Gamunex (IGIM-C) production method.
  - New 3-ml vial format of high-potency anti-rabies immunoglobulins (HyperRAB® 900IU) to treat patients with rabies exposure.
  - German market launch of VERASEAL®, a fibrin sealant used to control surgical bleeding.
  - EMA registry application submitted for Xembify®, a 20% subcutaneous immunoglobulin to treat primary immunodeficiencies.
  - European market launch of TAVLESSE® (fostamatinib) to treat immune thrombocytopenia (PTI) in adult patients refractory to previous treatments.
  - FDA approval authorizing Grifols as an alternative manufacturer of EVITHROM (Omrix human thrombin developed by Ethicon).

The following table summarizes the Bioscience Division's R+D+i projects over the last three years according to their stage of development:

Number of R+D projects according to their development phase

	2020	2019	2018
Discovery	12	15	12
Pre-clinical	25	19	12
Clinical	21	21	28
Post-marketing studies	11	10	9
Other projects	19	19	16
Total Bioscience R+D projects	**88**	**84**	**77**

BIOSCIENCE DIVISION'S R+D+i PIPELINE INCLUDES 88 PROJECTS

INNOVATION I R+D+i BY DIVISIONS I 115 2020 CONSOLIDATED DIRECTORS’ REPORT Grifols continuously drives innovation and promotes its corporate mission and the integrated strategy set forth by the World Health Organization by delivering diagnostic solutions that enhance the safety of blood and plasma donations. The Diagnostic Division’s R+D+i initiatives center on developing comprehensive value-added solutions that increase safety throughout the value chain, from donations to transfusion. The main focal point of these efforts is the development of new systems and technologies, including new reagents and analyzers to identify blood groups and detect relevant pathogens in blood and plasma donations. Research pipeline Line of action Brief project description Projection of Diagnostic solutions using NAT (Nucleic Acid Test) technology • Molecular diagnostic test to simultaneously detect various pathogens (multiplexed) • New diagnostic tests to detect emerging pathogens • Pathogen detection through next-generation sequencing Serology • Development of new ultra-sensitive assays to simultaneously identify various relevant pathogens in blood transfusions Expansion of recombinant proteins • Development of new antigens and antibodies to develop immunoassays in blood transfusions, infectious diseases and immunohematology In the field of specialty diagnostics – one of the areas with the greatest potential for growth – Grifols produces genomic and proteomic tests for in-vitro diagnostics, prognosis assessment, response prediction and biologic drug monitoring. It also develops molecular diagnostic and prognosis tests for therapeutic areas related to respiratory diseases, oncology, autoimmunity, cardiovascular medicine and neurodegeneration. In 2020, additional efforts largely focused on the development of a Transcription Mediated Amplification (TMA) molecular test to detect the SARS-CoV-2 virus in response to the COVID-19 pandemic. MILESTONES AND BREAKTHROUGHS IN 2020 • FDA approval of the Procleix® Panther system with Automation Ready Technology (ART) to use with approved screening tests for Zika, HIV, hepatitis C and hepatitis B. This technology improves system usability, increases operator walk-away time and allows laboratories to select efficient configurations for current or future blood donor screening automation needs. • Development of a TMA molecular test to detect SARS-CoV-2 with high sensitivity and specificity. • Development of antigens, antibodies and immunoassays to detect SARS-CoV-2 or antibodies against the virus. • Completion of two immunohematology projects: the Beyond Trust software, which enables secure remote access to immunohematology instruments to carry out remote maintenance tasks, and the BT Manager software, which allows clients to remotely manage tests and results of one or more instruments. DIAGNOSTIC DIVISION

INNOVATION I R+D+i BY DIVISIONS I 116 2020 CONSOLIDATED DIRECTORS’ REPORT The Hospital Division’s research and development efforts focus on expanding a range of hardware and software solutions to support medication management and IV compounding and control for hospital pharmacies as well as providing sterile intravenous solutions. Currently 10% of hospital prescriptions require IV compounding, a process that entails the preparation of a unique intravenous therapy by modifying the medication’s formulation to meet specific patient needs. Most personalized compounds are produced manually, a costly process that requires cleanrooms, equipment, and ongoing maintenance all in a highly sterile environment. Specialized design and building materials, as well as software and automation can improve quality, enhance patient safety, and reduce hospital costs in the IV compounding area. MILESTONES AND BREAKTHROUGHS IN 2020 • In 2020, the PharmacyKeeper suite of software added important features such as advanced analytics and integrations with educational platforms and environmental monitoring. These advances help customers to make more informed decisions, facilitate the safe preparation of IV treatments, and support customers in meeting stringent compliance requirements, collectively producing a more cohesive customer experience. PharmacyKeeper is part of the expanding Grifols’ inclusiv® Portfolio of innovative solutions for the IV Compounding Pharmacy. • Gri-fill 4.0, a unique compounding device to improve safety, speed and accuracy of sterile IV preparations, was launched. This latest version of the Gri-fill platform boasts improved throughput, connectivity with hospital information systems, and bluetooth capabilities, among other new features. • In the area of IV Fluids and Contract manufacturing, the production of anticoagulant solution was initiated as part of a vertical integration strategy to support Grifols’ donor centers. In addition, the Fleboflex line of Non-PVC, non-DEHP and non-latex flexible IV bags was expanded with the approval of a needle free version, Fleboflex Luer, in the US for saline 0.9%. • In the Pharmatech area - PharmacyKeeper Verification IV workflow software, designed to reduce medication errors was selected as the Category Leader for Intravenous Workflow Management for the fourth consecutive year by KLAS, the prestigious healthcare IT research firm. HOSPITAL DIVISION

INNOVATION I PATENTS AND TRADEMARKS I 117 2020 CONSOLIDATED DIRECTORS’ REPORT NORTH AMERICA EUROPE ROW GRIFOLS PROTECTS THE INTELLECTUAL PROPERTY OF ITS MAIN PRODUCTS THROUGH PATENT OWNERSHIP, CO-OWNERSHIP AND LICENSING. AN INTERNATIONAL TEAM SPREAD ACROSS SPAIN, IRELAND AND NORTH AMERICA MANAGE PATENT APPROVALS AND TRADEMARKS, SUPERVISE THEIR IMPLEMENTATION AND MONITOR ANY POSSIBLE VIOLATIONS 288 patents 182 trademarks 1,584 patents 1,107 trademarks 1,155 patents 2,189 trademarks PATENTS AND PATENT APPLICATIONS 3,027 Total number of patents 634 Patent applications 1,344 Patents that will expire over the next 10 years PATENTS AND TRADEMARKS

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT INNOVATION I MANUFACTURING INNOVATIONS I 118

MANUFACTURING INNOVATIONS



Technological innovations in Grifols' manufacturing operations aim to identify solutions to continuously optimize efficiencies through in-house and third-party collaborations. In 2020, the following projects are of note.

GRIFOLS PROMOTES TECHNOLOGICAL INNOVATION IN ITS MANUFACTURING PROCESSES THROUGH GRIFOLS ENGINEERING AND COLLABORATION AGREEMENTS

GRIFOLS ENGINEERING

Fully automated plasma-bottle opening system, leading to a 50% increase in performance. YIM system for improving plasma recovery

BCN SUPERCOMPUTING CENTER

Collaboration to model and optimize Bioscience Division production processes

MONDRAGON UNIVERSITY (SPAIN)

Technical collaboration agreement to develop robotic and instrumentation solutions for medical and pharmaceutical uses

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DIGITAL INNOVATION

The current business landscape and growth opportunities continue to make digital innovation a transversal axis within the organization. The Digital Committee leads the company's digital transformation by exploring, evaluating and implementing digital tools that add value to Grifols' business model. In this role, it also defines priorities and objectives, prioritizes digital initiatives and fosters a digital culture grounded in cross-disciplinary collaboration and shared experiences.

The Digital Committee includes different groups or Digital Transformation Teams (DTTs) that analyze and recommend digital proposals or initiatives with the greatest potential for transformation.

In 2020, Grifols analyzed about 60 new digital-innovation initiatives. One of the projects launched included the implementation of computational tools to identify new clinical applications for plasma proteins and characterize their mechanism of action. Other initiatives focused on interconnecting devices and amplifying the analytical power of available data in order to drive industrial efficiencies and quality improvements, and promoting the most appropriate treatments for patients by leveraging analytical modeling of clinical data and information collected both internally and externally.

They also include tools and processes to address the needs and opportunities the pandemic raised in terms of collaboration, customer and partner relationships, remote services, etc. In 2020, Grifols also reinforces its market explorations, benchmarking and external collaborations to expand and enhance its capabilities.

THE DIGITAL COMMITTEE LEADS THE COMPANY'S DIGITAL TRANSFORMATION BY EXPLORING, EVALUATING AND IMPLEMENTING DIGITAL TOOLS THAT ADD VALUE TO GRIFOLS' BUSINESS MODEL

DIGITAL COMMITTEE

COMMERCIAL
Focus on Customer Centricity and Value Expansion

INDUSTRIAL
Focus on Supply Chain Optimization and Operations Excellence

PLASMA
Focus on Donor Experience and Efficiencies

R+D+I
Focus on New Value Sources

QUALITY
Focus on Safety

CORPORATE
Focus on Process Optimization and Employee Experience

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SUPPORTING GLOBAL RESEARCH

GRIFOLS SCIENTIFIC AWARDS

The Grifols Scientific Awards are a reflection of the company's longstanding commitment to the global research community. These recognitions promote and distinguish research related to Grifols' core areas of operations.

MORE THAN EUR 1.6 MILLION WERE ALLOCATED TO SCIENTIFIC AWARDS AND RESEARCH SCHOLARSHIPS IN 2020

Grifols Scientific Awards

Award	Objectives	Funding
Martin Villar Haemostasis Awards	Awards for young investigators whose clinical or basic research focuses on hemostasis, hemophilia and von Willebrand disease	Two separate EUR 50,000 awards to finance up to 12 months of research. One is for clinical projects and the other is for basic research
SPIN, Scientific Progress Immunoglobulins In Neurology Award	Awarded to research projects that develop new immunoglobin applications for neurological conditions	EUR 50,000 awards for the proposal that best reflects the program's objectives, as assessed by an independent review committee. Funding is intended to support a 12-month project
ALTA, Alpha-1 Antitrypsin Laurell's Training Award	Identify and support innovative clinical and basic research focused on expanding knowledge about the biological functions of alpha-1 antitrypsin	Two EUR 50,000 scholarships. Funding is intended to support a 12-month project
Albus, Albumin Awards Program	Recognize research that broadens knowledge of the therapeutic applications of albumin	Two annual EUR 50,000 awards. Funding is intended to support a 12-month project
GATRA*, Grifols AntiThrombin Research Awards	Identify and support research projects on new and existing uses of antithrombin	Two annual EUR 50,000 awards. Funding is intended to support a 12-month project
GHAGA. Grifols Hemophilia Awareness Global Awards	Encourage healthcare professionals, treatment centers and hemophilia associations that contribute to enhance the care and quality of life of hemophilia patients	Four EUR 50,000 awards
ASPIRE, Award for Scientific Progress in Immunodeficiency Research.	This award showcases and supports innovative clinical research projects that will expand knowledge on primary and secondary immunodeficiencies, including those aimed at raising awareness, diagnosis and disease management, as well as the development of new research on immunoglobulin therapies.	One EUR 50,000 award to finance a project of up to 24 months in duration.

INNOVATION I SUPPORTING GLOBAL RESEARCH I 121 2020 CONSOLIDATED DIRECTORS’ REPORT z SPONSORING FRONTLINE RESEARCH: ISR PROGRAM z GRIFOLS CHAIR FOR THE STUDY OF CIRRHOSIS CELEBRATES ITS FIFTH ANNIVERSARY The Grifols Investigator Sponsored Research (ISR) Program supports and promotes pre-clinical and clinical research that broadens the body of knowledge on plasma proteins. These projects are coordinated and sponsored through the Grifols Scientific & Medical Affairs area, which grants funding based on an established operating procedure. The most promising proposals are evaluated by a cross-functional committee with representatives from clinical and pre-clinical research, the Bioscience Division marketing department and Medical Affairs. The final decisions on whether to fund the project are based primarily on scores across five core areas: 1) strategic alignment with corporate objectives; 2) scientific merit; 3) research design; 4) budget requested; and 5) the researcher’s experience. In 2015, Grifols established The Grifols Chair for the Study of Cirrhosis, a private chair with international reach aimed at generating research and education on liver diseases. The Grifols Chair and the European Consortium for the Study of Chronic Liver Failure are led and coordinated by Prof. Vicente Arroyo through the European Foundation for the Study of Chronic Liver Failure (EF-CLIF). Grifols has a representative on the Executive Board of the EF-CLIF. Over the last 5 years, within the framework of the Grifols Chair, Grifols has allocated more than EUR 14 million to advance research aimed at expanding knowledge on liver diseases and the potential benefits of plasma proteins. It has also contributed to funding other research projects such as INFECIR 2, designed to test the effects of albumin in patients with advanced cirrhosis; and PREDICT, which includes 1,200 patients hospitalized with liver cirrhosis with acute decompensation. Prof. Vicente Arroyo is the director of the Grifols Chair, Prof. Richard Moreau is the deputy director and Prof. Joan Clària serves as the secretary. Over the last five years, Grifols has allocated more than USD 10 million to sponsoring basic research projects that allow for additional financing through public-sector funds. More information on the Grifols Chair: Grifols chair for translational research | EF Clif | European Foundation for the study of chronic liver failure OVER THE LAST FIVE YEARS, MORE THAN EUR 10 MILLON WERE ALLOCATED TO PRECLINCAL AND CLINICAL RESEARCH THROUGH THE ISR PROGRAM, AS WELL AS EUR 14 MILLION ON LIVER-DISEASE RESEARCH THROUGH THE GRIFOLS CHAIR

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RESEARCH PUBLICATIONS

The company also promotes the generation of knowledge within the organization. A number of prestigious publications have featured the work of Grifols scientists and researchers.

Therapeutic Area	Product	Title	Author(S)	Publication
NEURODEGENERA-TION	Albumin	A randomized, controlled clinical trial of plasma exchange with albumin replacement for Alzheimer's disease: primary results of the AMBAR Study	Boada M, Lopez O, Olazarán J, Núñez L, Pfeffer M, Paricio M, Lorites J, Piñol-Ripoll G, Gámez JE, Anaya F, Kiprov D, Lima J, Grifols C, Torres M, Costa M, Bozzo J, Szczepiorkowski Z, Hendrix S, Páez A, on behalf of the AMBAR Clinical Investigation Study G	Alzheimers Dement. 2020 Oct;16(10):1412-1425
	Albumin	The AMBAR study: A randomized trial of plasma exchange with albumin replacement for Alzheimer's disease management	Boada M, Lopez O, Núñez L, Olazarán J, Pfeffer M, Paricio M, Lorites J, Piñol G, Anaya F, Ortiz P, Kiprov D, Grifols C, Torres M, Bozzo J, Szczepiorkowski Z, Páez A, on behalf of the AMBAR Clinical Investigation Study Group	Alzheimers Dement. 2020 Oct;16(10):1412-1425
HEPATOLOGY	Albumin	Albumin internalizes and inhibits endosomal TLR signaling in leukocytes from patients with decompensated cirrhosis	Casulleras M, Alcaraz-Quiles J, Duran-Güell M, Flores-Costa R, Titos E, López-Vicario C, Fernández J, Horrillo R, Costa M, de la Grange P, Moreau R, Arroyo V, Clària J	Sci Translat Med 2020; 12 (566): eaax5135
CLOTTING / HEMATOLOGY	Factor VIII	Non-additive effect on thrombin generation when a plasma-derived factor VIII/ von Willebrand factor (FVIII/VWF) is combined with emicizumab in vitro	Bravo MI, Raventós A, Pérez A, Costa M, Willis T	J Thromb Haemost. 2020 Aug;18(8):1934-1939
"NEUROLOGY / IMMUNITY"	Immunoglobulin	Cross-neutralization activity against SARS-CoV-2 is present in currently available intravenous immunoglobulins	Díez JM, romero C, Vergara-Alert J, Belló-Pérez M, Rodon J, Honrubia JM, Segales J, Sola I, Enjuanes L, Gajardo R	Immunotherapy 2020 Dec;12(17):1247-1255
	Immunoglobulin	Currently available intravenous immunoglobulin contains antibodies reacting against SARS-CoV-2 antigens	Díez JM, Romero C, Gajardo R	Immunotherapy. 2020 Jun;12(8):571-576
	Immunoglobulin	Immune globulin subcutaneous, human 20% solution (Xembify®), a new high concentration immunoglobulin product for subcutaneous administration	William Alonso, Pete Vandeberg, John Lang, Jeffrey Yuziuk, Rebecca Silverstein, Kenya Stokes, Dennis McBride, Maria Cruz, Doug Burns, W. Keither Merritt, Todd Willis, Juan I. Jorquera	Biologicals. 2020 Mar;64:34-40
	Immunoglobulin	Polyvalent Human Immune Globulin: A Prospective, Open-Label Study Assessing Anti-Hepatitis A Virus (HAV) Antibody Levels, Pharmacokinetics, and Safety in HAV-Seronegative Healthy Subjects	Martin Kankam, Rhonda Griffin, Jeffrey Price, Josée Michaud, Wei Liang, Mariona Bassas, Ana Sanz, David Vilardell, Bradley Vince	Adv Ther 2020 May;37(5):2373-2389
	Immunoglobulin	Plasma Donors in the Southwestern United States Positively Contribute to the Diverse Therapeutic Antibody Profile of Immune Globulin Products	Jonathan M Ciencewicki; Katherine R Schouest, Todd M Gierman; Peter J Vandeberg and Barry D Gooch	Sci Rep. 2020; 10: 6850

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Therapeutic Area	Product	Title	Author(S)	Publication
PNEUMOLOGY	Alpha-1 antitrypsin	Human plasma-derived alpha1-proteinase inhibitor in patients with new-onset type 1 diabetes mellitus: a randomized, placebo-controlled proof-of-concept study	William H. Lagarde, Kecia L. Courtney, Barry Reiner, Kimberly Steinmann, Eva Tsalikian, Steven M. Willi	Pediatric Diabetes, 2020 Nov 26. doi: 10.1111/pedi.13162. Online ahead of print.
	Alpha-1 antitrypsin	Results of a diagnostic procedure based on multiplex technology on dried blood spots and buccal swabs for subjects with suspected alpha1 antitrypsin deficiency	López-Campos JL, Casas-Maldonado F, Torres-Duran M, Medina-gonzálvez A, García-Rivero JL, Carrascosa I, Calle M, Osaba L, Rapun N, Drobnic E, Miravitlles M	Arch Bronconeumol 2021; 57(1): 42-50
	Alpha-1 antitrypsin	Comorbidity Associations With AATD Among Commercially Insured and Medicare Beneficiaries With COPD in the U.S.	Robert Sandhaus, Charlie Strange, Glenda Stone, M Chris Runken, Christopher M Blanchette, Reuben Howden	Int J COPD 2020; 15: 2389-239
OTHERS	Alpha-1 antitrypsin	Alpha1-antitrypsin ameliorates islet amyloid-induced glucose intolerance and cell dysfunction	Rodríguez-Comas J, Moreno-Vedia, Obach M, Mestre A, Horrillo R, Costa M, Novials A, Servitja JM	Molec Metab 2020 Jul;37:100984.
	Nanofiltration	Nanofiltration as a robust methodology contributing to viral safety of plasma-derived therapeutics. 20 years' experience of the plasma protein manufacturers. A data collection from PPTA member companies	Roth N, Dichtelmueller H, Fabbrizzi F, Flechsig E, Gröner A, Gustafson M, Jorquera J, Kreil T, Misztela D, Moretti E, Moscardini M, Poelsler G, More J, Roberts P, Wieser A, Gajardo R	Transfusion 2020 Nov;60(11):2661-2674
	Kiro Oncology	Evaluation of the efficacy of a self-cleaning automated compounding system for the decontamination of cytotoxic drugs	Tellería N. García N, Grisaleña J, Algaba N, Bergareche E, Tamés MJ, Cajaraville G	J Oncol Pharm Pract 2020: doi: 10.1177/1078155220951866.
	BloodChip	The Concordance of Two PCR-based, Blood Group Genotyping Platforms in Patients with Sickle Cell Disease	Chelsea A. Sheppard, Nicole L. Bolen, Geralyn Meny, Monica Kalvelage, Gorka Ochoa-Garay	Immuno hematology 2020; 36(4): 123-128
	ID CORE XT	The Concordance of Two PCR-based, Blood Group Genotyping Platforms in Patients with Sickle Cell Disease	Sheppard C, Bolen N, Meny G, Kalvelage M, Ochoa-Garay G	Immuno hematology 2020; 36(4): 123-128
	ID CORE XT	RH genotyping by non-specific quantitative next-generation sequencing	Stef M, Fennell K, Apraiz I, Arteta D, González C, Nogués N, Ochoa-Garay G	Transfusion 2020; doi.org/10.1111/trf.16034
	SEQPRO LIPO S	Mutation type classification and pathogenicity assignment of missense variants located in the EGF precursor domain of the LDL receptor	Galicia-Garcial U, Benito-Vicente A, Uribe KB, Jebari S, Larrea-Sebal A, Alonso-Estrada R, Aguilo-Arce J, Ostolaza H, Palacios L, Martin C	Sci Rep. 2020; 10(1): 1727.
	ABtest	Longitudinal Evaluation of the Natural History of Abeta in Plasma and Brain	Burnham C, Fandos N, Fowler C, Pérez-Grijalba V, Dore V, Doecke JD, Shishegar R, Fripp J, Rowe C, Sarasa M, Masters CL, Pesini P, Villemagne VL	Brain Communications 2020; 2(1): fcaa041
	ABtest	Total A42/A40 ratio in plasma predict amyloid-PET status, independent of clinical AD diagnosis	Doecke JD, Pérez-Grijalba V, Fandos N, Fowler C, Villemagne VL, Masters CL, Pesini P, Sarasa M, and the AIBL Research Group.	Neurology 2020; 94(15): e1580-e1591

Plasma is the essential raw material in the production of life-saving plasma-based medicines. Grifols serves as the bridge between patients and donors, whose generosity makes these therapies possible. Grifols’ network of U.S. and European plasma centers is the largest in the world, and our standards of quality, safety and transparency are a reference in the industry. DONORS IMPACT OF GRIFOLS’ PLASMA CENTERS 41,000 JOBS CREATED SOCIAL VALUE FOR DONORS AND COMMUNITIES 2,550 M€

OUR DONORS

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PLASMA, DONATIONS AND DONORS



WHAT IS PLASMA?

A clear and slightly yellowish liquid, plasma is the largest component of human blood, representing around 55% of total blood volume. A 70-kg person will have around five liters of blood, of which three are plasma.

Plasma includes the blood cells – red blood cells, white blood cells and platelets – as well as water (90%), mineral salts and essential proteins and antibodies, which are critical for the proper functioning of the body. These include immunoglobulins, clotting factors, albumin and alpha-1 antitrypsin, among others. A shortage of any of these plasma proteins can lead to serious and even life-threatening diseases.


BLOOD CONTAINS:
WHITE BLOOD CELLS AND PLATELETS
3%
42% RED BLOOD CELLS
55% PLASMA
PLASMA CONTAINS:
90% WATER
7% PROTEINS
3% OTHERS
CLOTTING FACTORS
FIBRINOGEN
IMMUNOGLOBULINS
ALPHA+BETA GLOBULINS
ALBUMIN
1%
3%
15%
21%
60%

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THE GENEROSITY OF PLASMA DONORS MAKES PLASMA-DERIVED MEDICINES POSSIBLE

Plasma is an essential raw material in the manufacture of plasma-derived therapies, which are used to treat and prevent potentially life-threatening diseases and conditions for patients around the world.

It is impossible to artificially create or manufacture plasma in a lab. Plasma donations are the only means possible to produce plasma-derived medicines and enhance the quality of life of patients who require them. Hundreds of donations are needed to produce enough plasma-based medicine to treat one patient for a year.

In 2020, the importance of plasma, plasma-derived medicines and donors were brought to the forefront as a result of the COVID-19 pandemic. Plasma from recovered COVID-19 patients – known as convalescent plasma – contains antibodies to the SARS-CoV-2 virus that might prove effective in treating the disease. Grifols is working to find treatments from this plasma.

2020 HIGHLIGHTED THE VITAL IMPORTANCE OF PLASMA, PLASMA-DERIVED TREATMENTS AND PLASMA DONORS

Hundreds of donations are needed to produce enough plasma-derived medicines to treat one patient for one year.


70 kg

PRIMARY IMMUNODEFICIENCIES

130 DONATIONS

ALPHA-1 ANTITRYPSIN DEFICIENCY

900 DONATIONS

CIDP*

465 DONATIONS

HEMOPHILIA

1.200 DONATIONS

*Chronic inflammatory demyelinating polyneuropathy

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DONATING PLASMA IS SAFE

REGULATIONS FOR PLASMA DONATIONS

WITH A NORMAL DAILY DIET AND ADEQUATE INTAKE OF WATER, THE BODY CAN RECOVER THE PLASMA PROTEINS AND LIQUID EXTRACTED DURING DONATION WITHIN A DAY

There are two ways to obtain plasma: recovered plasma, derived from whole blood, and source plasma, obtained through plasmapheresis.

The collection of source plasma exclusively for fractionation purposes is regulated by the U.S. Food and Drug Administration (FDA) and other global health authorities. In addition to universal good manufacturing norms and procedures by health agencies, the Plasma Protein Therapeutics Association (PPTA) also defines and monitors additional voluntary standards as part of the voluntary IQPP (International Quality Plasma Program) certification. In Europe, it is regulated by the European Medicines Agency (EMA).

Plasmapheresis is a technique by which plasma is separated and removed and blood cells, platelets and other components are returned to the donor. The body is able to regenerate the volume of collected proteins in less than 24 hours following a plasma donation, a shorter recovery compared to that whole-blood donations.

The requirements for donating convalescent plasma are regulated by healthcare authorities, including the FDA and EMA.

More information visit
https://www.fda.gov/about-fda/fda-en-espanol/done-plasma-del-covid-19
https://ec.europa.eu/health/blood_tissues_organs/covid-19_en

PLASMAPHERESIS: A SAFE WAY OF DONATING ONLY PLASMA

Plasmapheresis is an automatic plasma-extraction process used in all of Grifols' donation centers. A safe and sterile medical procedure, it involves separating plasma from the blood and returning the remaining components (including red and white blood cells) to the donor. Plasmapheresis is the most effective way to remove plasma from the blood, shortening the recovery process and in turn, facilitating a higher frequency of plasma donations without impacting the donor's health.


WHOLE-BLOOD COLLECTION
BLOOD AND PLASMA SEPARATION
ONLY PLASMA IS COLLECTED
RED AND WHITE BLOOD CELLS ARE RETURNED
APROX 50-70 min
IT VARIES DEPENDING ON THE WEIGHT OF THE DONOR

2020 CONSOLIDATED DIRECTORS’ REPORT OUR DONORS I DONATING PLASMA IS SAFE I 129 z REASONS TO DONATE CONVALESCENT PLASMA CAN HELP IN THE FIGHT AGAINST COVID-19 PLASMA DONATIONS SAVE LIVES PLASMA CANNOT BE ARTIFICIALLY MANUFACTURED Plasma-derived medicines are used to treat or prevent severe conditions and diseases in various medical fields including pneumology, hematology, immunology, neurology, infectious diseases and traumatology. Plasma donors help save lives and improve the quality of life of thousands of patients worldwide. Plasma cannot be created in a lab or produced synthetically. These life-saving medicines are possible thanks to the generosity of volunteer plasma donors. Plasma from recovered COVID-19 patients – also known as convalescent or convalescent plasma – is a therapeutic option to combat the disease since it contains specific antibodies against SARS-CoV-2, the virus responsible for COVID-19. It can be used for both direct transfusions and to produce hyperimmune immunoglobulin.

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT OUR DONORS I DONATING PLASMA IS SAFE I 130

ONLY TRULY COMMITTED PEOPLE ARE QUALIFIED DONORS

Grifols only collects plasma from qualified and regular donors, who must undergo a physical exam and thorough medical evaluation to be classified as qualified donors and begin the donation process. In addition, they must also carry out two separate donations over a six-month period. Collected plasma is subject to rigorous analyses to screen for possible communicable diseases.

Collecting plasma from two different donations makes it easier to determine if the donor is healthy and suitable to donate plasma. Without a second donation, the first donation cannot be used and must be discarded. Grifols never uses plasma from occasional or sporadic donors. Plasma donors commit themselves to undertake regular donations, and once they become qualified donors, they are subject to annual medical exams and routine health screenings before every donation.

THE COVID-19 PANDEMIC HIGHLIGHTED THE IMPORTANCE OF PEOPLE WHO HAVE RECOVERED FROM THE DISEASE IN DONATING PLASMA TO HELP OTHERS

CONVALESCENT PLASMA DONORS, IN ADDITION TO COMPLYING WITH ELIGIBILITY CRITERIA APPLICABLE TO ALL PLASMA DONORS, MUST BE CERTIFIED WITH A PREVIOUS COVID-19 DIAGNOSTIC AND THE ABSENCE OF SYMPTOMS FOR AT LEAST 28 DAYS BEFORE EACH DONATION

WHEN IS DONATING PLASMA NOT ALLOWED?

Grifols goes beyond legal requirements in many cases by establishing additional criteria to determine eligibility. The individual's medical history is essential to evaluate eligibility. Recent surgeries, changes in medications, history of diabetes, heart diseases and autoimmune diseases, among others, are evaluated. Donors must postpone the donation process if their medical evaluations show abnormal levels or irregularities in certain parameters since these could be a sign of an underlying health issue. By conducting regular medical exams in its plasma donation centers, Grifols helps monitor the health of their donors, whose health is a topmost priority for the company.

- Irregular heart rate
- High body temperature
- High hematocrit
- Low hematocrit
- High total protein
- Low total protein
- Lipemic plasma

2020 CONSOLIDATED DIRECTORS’ REPORT OUR DONORS I DONATING PLASMA IS SAFE I 131 REQUIREMENTS FOR PLASMA DONORS DOCUMENTATION • A qualified donor must donate at least twice over a six-month period • A qualified donor can donate as often as twice in a seven-day period, with a full rest day in between in the U.S. and two days in Europe • Valid photo ID: Driver’s license, state-issued ID, passport, military identification or student ID card • Proof of Social Security Number • Proof of residence DONORS UNDERGO BLOOD TESTS FOR EVERY DONATION VERIFICATION OF WEIGHT, BLOOD PRESSURE, PULSE AND TEMPERATURE, AND ANEMIA AND PROTEIN LEVELS CONTROL • Screening for HAV, HBV, HCV, HIV and B19 virus using genomic amplification tests (Nucleic Amplified Testing; NAT) • Serologic tests for HBsAg (Hepatitis B surface antigen), Hepatitis C antibodies (anti-HCV) and HIV antibodies • Other periodic tests PLASMA FROM FIRST-TIME DONORS WHO DO NOT RETURN FOR A SECOND DONATION IS NEVER USED TO MANUFACTURE PLASMA-DERIVED MEDICINES. THESE UNITS ARE DESTROYED OR USED FOR DIAGNOSTIC PURPOSES AS A REAGENT

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ENSURING DONORS' SAFETY

Donating plasma is an extremely safe process with few-to-no side effects. In their first visit and at least once a year thereafter, donors undergo a physical exam and an in-depth evaluation of their medical, social and travel history. This information is recorded in the donor's file, (see Privacy and Data Protection section in Chapter 3, Corporate Governance, for more detail). This process ensures the safety of both donors and patients treated with donor plasma therapies.

Before every donation, Grifols checks the donor's vital signs and inquires about their health and travel history since their last visit. Their levels of hematocrit (the percentage of red blood cells in blood, by volume) and plasma protein levels are also evaluated to ensure it is safe to donate.

The catheters and other materials used in the extraction process are sterilized and subsequently discarded. New and sterile materials are used with every single donation.

Grifols' requirements to carry out a safe donation, as well as detailed information on the donation process, are available at www.grifolsplasma.com

SAFETY AND QUALITY CONTROLS IN GRIFOLS DONATION CENTERS

Grifols donation centers adhere to the highest quality and safety standards to ensure donors' health and the quality of donated plasma.

Regulatory inspections in Grifols plasma centers in 2020

Regulatory Body	Inspection Days	Administrative Actions**
FDA*	104	0
EMEA	74	0
CLIA-COLA	51	0
PPTA	79	0
TOTAL	**308**	0

(*) More than 95% of FDA inspections resulted in 0 observations

(**) Suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity, etc.

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CONVALESCENT-PLASMA DONORS ARE PLAYING A CRITICAL ROLE IN THE FIGHT AGAINST COVID-19

After recuperating from COVID-19, patients develop antibodies to defend themselves against the virus. For this reason, plasma from recovered COVID-19 patients – known as convalescent or convalescent plasma – might prove effective in treating the disease.

Since the discovery of the novel coronavirus, the use of convalescent plasma to treat infected people could be a promising treatment both for direct transfusion and to produce a specific medicine: hyperimmune immunoglobulins.


DONORS RECOVERED FROM COVID-19
PLASMAPHERESIS
CONVALESCENT PLASMA WITH ANTI-SARS-COV-2 ANTIBODIES
DIRECT TRANSFUSION
CONVALESCENT PLASMA FOR TRANSFUSION
HOSPITALIZED PATIENTS
INTRAVENOUS ADMINISTRATION
PLASMA-DERIVED MEDICINE
ANTI-SARS-COV-2 HYPERIMMUNE GLOBULIN
HOSPITALIZED PATIENTS
INTRAVENOUS ADMINISTRATION
ASYMPTOMATIC PATIENTS
SUBCUTANEOUS ADMINISTRATION

2020 CONSOLIDATED DIRECTORS’ REPORT OUR DONORS I GRIFOLS’ COMMITMENT TO DONORS I 134 • Respect for human dignity and human rights are embedded in all Grifols operations, which support the fundamental pillars of the Universal Declaration of Human Rights (1948), the Helsinki Declaration (1964) and UNESCO’s Universal Declaration on Bioethics and Human Rights (2005). • Grifols does not discriminate donors based on their gender, race, ethnicity or socioeconomic status, although it only uses plasma from qualified donors to produce its plasma-derived medicines in accordance with the regulation of the countries where it operates. • Ensuring the health, safety, well-being and dignity of plasma donors is Grifols’ top priority. BASED ON THE DECLARATION OF HUMAN RIGHTS • Grifols adheres to the same quality and safety criteria in all of its plasma centers and for all of its donors. • Donors throughout Grifols’ network of plasma centers benefit from the same strict criteria of quality and safety, regardless of where they come from. There are no exceptions. EQUAL TREATMENT • Grifols recognizes the time and effort that it takes donors to donate plasma on a regular basis and compensates them for it. Grifols compensates donors for their commitment, which includes undergoing thorough health screenings, and for being regular plasma donor. • The compensation serves as an incentive an fosters altruism. Thanks to its donor compensation policy, Grifols is able to collect plasma to provide patients worldwide with essential life-saving plasma-derived medicines. • Grifols’ compensation policy applies equally to all donors. No distinction is made in terms of the volume of plasma collected or donors’ weight, although they must weigh at least 50 kg. to donate plasma. • The compensation that Grifols’ regular donors receive for their time supplements their monthly income and positively impacts the communities where donation centers are located. More information on the company’s social impact on donors and local communities, please see the “Grifols’ Social Impact” section. • Plasma donors also have the option of waiving part or all of their compensation to support one of the non-profit organizations under the umbrella of Grifols’ non-profit Plasma Possibilities program. Since the program was launched in 2017, Plasma Possibilities offers the chance to help twice: by donating plasma and by helping NGOs. It has helped raise more than USD 80,000 (USD 35,000 in 2020) for more than 40 U.S. non-profit charity organizations (19 in 2020). RECOGNITION FOR DONORS’ TIME AND COMMITMENT GRIFOLS’ COMMITMENT TO DONORS

2020 CONSOLIDATED DIRECTORS’ REPORT OUR DONORS I GRIFOLS’ COMMITMENT TO DONORS I 135 z GRIFOLS PLASMA DONORS REPRESENT A CROSS-SECTION OF SOCIETY +60% OF DONORS ARE BETWEEN 26 AND 55 YEARS OLD 32% 18-25 YEARS 34% 26-35 YEARS 18% 36-45 YEARS 11% 46-55 YEARS 5% 56-65 YEARS 0% >66 YEARS DISTRIBUTION BETWEEN MEN AND WOMEN 73% OF DONORS HOLD UNIVERSITY DEGREES AND 90% HAVE A HIGH SCHOOL DEGREE EMPLOYMENT 62% ARE EMPLOYED FULL-TIME 37% 17% 57% High School Diploma Some College College Degree Men Women 37% 43%

2020 CONSOLIDATED DIRECTORS’ REPORT OUR DONORS I ENSURING THE HEALTH OF OUR DONORS IS OUR HIGHEST PRIORITY I 136 z PLASMA SURVEILLANCE DATA SUPPORTS THE SAFETY OF DONATIONS In line with data from previous years, Grifols’ plasma surveillance information from 2019 indicates that side effects in donors, or Donor Adverse Effects (DAEs), were very low. Considering the 9 categories established by the Plasma Protein Therapeutics Association (PPTA) and as a percentage per 10,000 donations, only 0.2% of all donations in 2020 caused any side effects. With regard to serious adverse effects, including embolisms, anaphylaxis, severe reactions to immunization or cardiovascular events, none has been registered. The predominant, but minimal, side effects are local injuries related to phlebotomy events, mainly hematomas, and hypotensive events, accounting for about 0.1% of total Grifols’ donations each. ENSURING THE HEALTH OF OUR DONORS IS OUR HIGHEST PRIORITY

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STUDIES THAT CONFIRM DONOR SAFETY

As part of its commitment to the health and safety of plasma donors, Grifols spearheads a range of initiatives, both directly and through collaborations with scientific organizations, to support research on the potential residual effects of plasmapheresis on donors:

STUDY ON BLOOD PRESSURE

Donating plasma through plasmapheresis involves the removal of a weight-adjusted volume of plasma and the return of cellular components to the donor. Although plasma volumes generally return to normal, a study was carried out to determine the possible residual effects of plasmapheresis on blood pressure.

The findings indicate that systolic and diastolic blood pressure may decrease following plasmapheresis used for plasma donations at less-than-14-day intervals in donors with high baseline blood pressure levels.

For donors with normal blood pressure, no reduction in blood pressure levels was observed.

Research reference: The Effect of Plasmapheresis on Blood Pressure in Voluntary Plasma Donors - PubMed (nih.gov)

STUDY ON CHOLESTEROL LEVELS

LDL apheresis is used to treat patients with familial hypercholesterolemia, and low-volume plasmapheresis for plasma donation may similarly lower cholesterol levels in some donors. This study was designed to assess the effect of plasmapheresis on total LDL and HDL cholesterol levels in a plasma donor population.

Based on the study's findings, total and LDL cholesterol levels in donors with elevated baseline cholesterol levels may decrease during routine voluntary plasmapheresis.

For donors with normal cholesterol levels, no reduction in those levels was observed.

Reference: Prospective Multicentre Study of the Effect of Voluntary Plasmapheresis on Plasma Cholesterol Levels in Donors - PubMed (nih.gov)

STUDY TO EVALUATE IRON LEVELS

Whole blood and red blood cell (RBC) donors are at risk of iron deficiency. In plasma donations using the plasmapheresis technique, only plasma is removed and red blood cells are returned to the donor, so the risk of iron depletion appears low. The study concludes that few source plasma donors have iron depletion and it is not higher in frequent donors. Frequent source plasma donation does not adversely impact iron stores, making it unnecessary to monitor donor iron status or iron supplementation.

Reference: Frequent Source Plasma Donors Are Not at Risk of Iron Depletion: The Ferritin Levels in Plasma Donor (FLIPD) Study - PubMed (nih.gov)


6
SCREENING BOOTH

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GRIFOLS PLASMA DONATION CENTERS CREATE VALUE

GRIFOLS PLASMA CENTERS ARE LOCATED IN COMMITTED COMMUNITIES

U.S. PLASMA CENTERS

264

LOCATION

24%	27%	3%	46%
WEST	MIDWEST	NORTHEAST	SOUTH



EUROPE PLASMA CENTERS

48



In 2020, Grifols' network included 264 plasma centers in the U.S. and 48 in Europe. Although donor communities are diverse, they all share a common commitment to continuous development. In the U.S., Grifols' centers are located throughout the country, with no particular concentration in a specific region.

When it comes to choosing a suitable site for its plasma centers, Grifols considers primarily small and medium-sized cities with a solid commitment to community progress, manifested by active chambers of commerce and ongoing initiatives to promote social progress. For Grifols, active community participation in the plasma donation process is key in order to guarantee a long-term supply of this core raw material, essential to producing life-saving medications.

To this end, members of Grifols' plasma centers actively participate in their communities, taking proactive steps to get to know local residents and organizing educational and awareness events on the vital role of plasma and the production of plasma-derived therapies.

When developing new centers, the company also seeks healthy communities with low viral markers, lower-than-average crime rates and heterogeneity among area residents to ensure a diverse donor pool, among other criteria.

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MEASURING THE SOCIAL VALUE OF GRIFOLS PLASMA DONATION CENTERS

In 2020, Grifols finalized its first study to measure the social value generated by its plasma centers. It followed the SROI methodology which enabled us to unveil the social value created for donors and communities in 2019.


PHYSICAL AND PSYCHOLOGICAL WELL-BEING
Donors feel better about themselves, enjoy a better social life and spend more time with family and friends.
EDUCATIONAL EXPENSES
Donors are more confident about their future since they can better afford tuition and pay for other college-related expenses.
FINANCIAL STABILITY
Donors have more income to meet their day-to-day needs and cover their monthly living expenses.
HEALTHIER LIVES
Their health improves since they are able to afford better-quality food and exercise more frequently.
TOTAL IMPACT 1,828 M€
DONORS
MAIN SOCIAL IMPACTS
~2,550 M€ SOCIAL IMPACT
LOCAL COMMUNITIES
HEALTHCARE AWARENESS
A healthier community since donors must be in good health in order to donate. More people benefit from plasma-derived proteins.
TOTAL IMPACT 722 M€
ECONOMIC IMPACT IN DONOR COMMUNITIES
A sizeable amount of money reverts back to the community, with around 77% of compensations injected within a 20-mile radius.
SOCIO-ECONOMIC IMPACT
Estimated wealth creation and employment generation from Grifols plasma centers in the U.S. and Germany in 2020.
TOTAL SOCIO-ECONOMIC IMPACT 2,800 M€
TOTAL JOBS GENERATED 41,000

WOMEN 60% PERMANENT CONTRACTS Without a doubt, Grifols employees the company’s most vital asset. Inspired by their work and dedication during the COVID-19 pandemic, we continue to promote diversity, continuous development, equal opportunities and gender equality in the workplace. Grounded on solid ethical values, Grifols’ corporate culture reflects solid ethical values and a humanistic approach to leadership, aimed at continuously fostering our employees’ personal and professional growth. 98% PEOPLE

OUR PEOPLE

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PEOPLE MANAGEMENT

Grifols' employees drive the company's innovation and growth. While the COVID-19 pandemic has been challenging on many levels, it has brought out the best in the entire team, especially employees in Grifols plasma centers and production facilities. Thanks to their dedication, the company has been able to guarantee that its life-enhancing therapies, products and services reach the patients who need them.

Grifols works to ensure equal opportunities in all areas, while actively promoting diversity, inclusion and employee development. The company's commitment to its team is applied organization-wide and articulated through diverse policies, guidelines and management initiatives.

POLICIES, GUIDELINES AND MANAGEMENT TOOLS

- Selection processes follow Grifols Recruiting Policy to ensure systematic hiring procedures that comply with current legal frameworks and support corporate values.
- Grifols makes no distinction based on race, ethnicity, gender identity, sexual orientation, age, religion or between men and women in its hiring practices, compensation or benefits packages. In accordance with the Equal Opportunities Principle, salaries for new hires are the same regardless of gender, race, religion, age, sexual identity or orientation.
- The Grifols Performance System (GPS) is used to evaluate the professional performance of the team on an individual basis each year.
- Grifols' Occupational Health and Safety Policy sets out a rigorous system for occupational health, safety and risk-prevention in the workplace.

GRIFOLS' COMMITMENTS TO ITS TEAM

Serve as a **responsible and sustainable company** that contributes to generating economic, social and environmental value by fostering team engagement and a values-driven corporate culture.

Reflect a **diverse and inclusive company** that guarantees equal opportunity for all of its employees.

Maintain an **open dialogue** based on trust and respect with employee representatives.

Encourage teamwork to drive innovation by sharing insights and experiences.

Ensure the ongoing **improvement of the occupational health, well-being and safety of all employees.**

Foster **the acquisition of new knowledge and continuous training** adapted to the needs of each employee by combining specialized and transversal competencies.

Offer a professional development model based on a systematic approach to assess attitudes, performance and behavior, and identify strengths and areas for growth.

Offer competitive pay packages and properly compensate employees who contribute to the company's continued development and demonstrate significant individual and professional performance.

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Grifols' team has always been its top priority. Throughout the pandemic, the company has been – and will continue to be – fully committed to its employees.

COVID-19 has transformed the way the company works, as well as accelerated changes in its team and employee management. Guided by senior management, Grifols has prioritized the safety and physical and emotional well-being of its employees and made important strides in embracing a more humane style of leadership, which in turn has fostered greater collaboration and innovation.

Since the onset of the pandemic, Grifols' efforts have focused on three core concerns: protecting the health and safety of all employees; ensuring the continuity of its operations; and maintaining the supply of medicines for patients worldwide.

In the Human Resources department, all decisions taken have prioritized the well-being of workers, safeguarding their employment and giving them support on all levels.

- Implementation of preventive measures: social distancing, hygienic measures, dining-hall shifts, gel dispensers, signage, etc.
- Body temperature controls at all building access points
- Regular COVID-19 detection tests for all employees
- Expansion of medical service, 24 hours a day and seven days a week
- Installation of protective screens to fulfill safety measures when necessary
- Ongoing assessment of specific COVID-19-related risks
- Daily security rounds in all facilities


ENSURE THE SAFETY AND HEALTH OF STAFF
EMPLOYEE SUPPORT AND WELL-BEING INITIATIVES
ENSURE CONTINUITY OF OPERATIONS AND EMPLOYMENT
COVID-19: OUR TEAM IS OUR TOP PRIORITY

- Emotional support through psychological services and coaching sessions
- Hazard pay for manufacturing and plasma center employees
- Enhanced communication: management guidelines for mid-level managers and specific training sessions
- 156 virtual expert-led sessions focused on effectively managing crisis situations, drawing more than 2,400 participants
- 74 sessions on stress-management and strategies to improve physical, emotional and mental health, as well as the ability to manage stress
- 82 sessions on how to adapt to change, communication and collaboration in a virtual environment

ENSURE THE PRODUCTION OF PLASMA MEDICINES:

- Identification of critical groups – employees in reserve with time-accrual systems – to ensure the ongoing production of plasma and donations
- Shift flexibility and mobility to adapt to production needs
- Agreements with worker organizations that legally represent employees in Spain to facilitate continued production

ECONOMIC AND FLEXIBILITY MEASURES TO PROTECT EMPLOYEES:

- Paid absences for employees in quarantine (with and without symptoms, but without positive-test confirmation)
- 100% of salary paid to employees with COVID-19 until recovery - in those countries that do not pay for employees' absences
- Salary payment to employees detected as sensitive/high risk who are unable to come to work
- A time-accrual system to facilitate work-life balance
- 100% of salary paid to employees at donation centers even if temporarily closed
- Coordinating work from home for all employees able to perform their roles remotely

CONTINGENCY AND RETURN-TO-WORK PLANS:

- More than 25 contingency plans in place for manufacturing facilities, donation centers and global offices in the case of prolonged pandemic-related restrictions
- Management of return-to-work plans to ensure the gradual return of employees in all countries of operations
- Creation of a special travel policy for business trips

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OUR TEAM DRIVES ONGOING IMPROVEMENTS

Knowing the opinions and perspectives of Grifols' workforce is fundamental for confronting new challenges as a company. The pandemic has forced the company to change its way of working, habits and daily routines. Conscious of the efforts of its staff, Grifols launched the "Working: During the COVID-19 Pandemic" survey in April 2020 to gather the insights of employees and gain a better understanding of their emotional state, support needs and the perceived clarity of communications and instructions on preventive measures and other COVID-19-related issues. Through this initiative, it seeks to give further support to employees during these uncertain times.

A total of 7,858 surveys were sent to employees in offices, production facilities and donation centers, garnering 51% participation. The main results, illustrated alongside this text, led to the creation of actions plans over the following months.

SURVEY SUMMARY OF "WORKING DURING THE COVID-19 PANDEMIC"

Item	Result
YOUR EMOTIONAL STATE DURING THE PANDEMIC	47%
SUPPORT FROM YOUR MANAGER	88%
CLARITY OF COMMUNICATIONS	79%
UNDERSTANDING OF PREVENTIVE MEASURES	91%
PRIDE IN GRIFOLS' MANAGEMENT	86%

Surveys sent: 7,858 Surveys answered: 4,044 Participation: 51%

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I OUR TEAM DRIVES ONGOING IMPROVEMENTS I 145 z 2019-2020 GLOBAL SURVEY OF GRIFOLS EMPLOYEES Between October 2019 and October 2020, the company conducted a new global employee survey (starting with the sales team in 2019, followed by the remaining divisions in 2020) to better understand our employees’ opinions and needs. Results were compared with the survey carried out in 2017 to identify employees’ key considerations and opinions about working at Grifols and design necessary action plans based on their feedback. PARTICIPATION OF RESULTS AND EVOLUTION CHARACTERISTICS OF GRIFOLS’ 2020 GLOBAL EMPLOYEE SURVEY: IN 2020, GRIFOLS LAUNCHED TWO GLOBAL SURVEYS: ONE SPECIFIC TO COVID-19 SENT TO NEARLY 8,000 EMPLOYEES AND ANOTHER GENERAL SURVEY, SENT TO MORE THAN 22,200 EMPLOYEES Participation was 78% in the sales area and 71% in remaining areas. This reflects an increase of 20 points compared with the 2017 survey, which obtained 51% participation. The results show a significant improvement in employees’ assessment of corporate values, especially in the dimensions of “Excellence” (maximizing performance with available resources), “Pride” (a company built by employees) and “Innovation and Improvement” (ongoing innovation and improvement to remain a global reference). The 2020 survey was sent to 22,217 employees through different channels to ensure everyone had the opportunity to express their opinions. The questionnaire evaluated 17 dimensions through 69 closed-ended questions and two open-ended questions, while guaranteeing confidentiality through a two-layer system. The obtained results are similar to average industry results (similar businesses in other sectors) and high-performance listed companies. This positive feedback was the result of multiple lines of action based on feedback from the 2017 survey, including annual team leader meetings, weekly organization-wide meetings and enhanced training programs, among others. The overall results of the 2020 survey were shared throughout the organization. In 2021, the company will host meetings in each installation to review them in greater depth and define improvement action plans moving forward.

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I TEAM DEVELOPMENT I 146 At the end of 2020, Grifols’ workforce was made up of 23,655 employees. The number of women in the category of executives increased to 37 (+15.6%); directors to 166 (+3.1%), senior management to 237 (+5.5%); and management to 602 (+5.0%). The workforce grew across all geographic areas where the company operates, except for the U.S. This lack of growth mainly stems from the elevated levels of employee turnover, which are generally high in the industry. As a result, Grifols was able to adjust the size of its workforce in response to COVID-19-related fluctuations in its activities. In 2020, 5,351 people were hired (6,276 in 2019) and no layoffs or other social measures were implemented. Employees have always been a priority for the company, and in 2020, Grifols once again confirmed its commitment to job creation and employment. Additionally, no Temporary Redundancy Program was presented in any of the countries where the company operates. TOTAL EMPLOYEES 60% 23,65540% WOMEN MEN 98% 52%88 93% PERMANENT CONTRACTS BETWEEN 30-50 YEARS OLD NATIONALITIES EMPLOYED FULL-TIME WE CONTINUE TO PROMOTE EQUALITY BETWEEN MEN AND WOMEN 98% 92%62% OF WOMEN WITH PERMANENT CONTRACTS OF WOMEN EMPLOYED FULL-TIME OF PROMOTIONS ARE WOMEN 36%41%52% OF DIRECTORS ARE WOMEN OF SENIOR MANAGEMENT ARE WOMEN OF PROFESSIONALS ARE WOMEN 166 237 1,428 TEAM DEVELOPMENT

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I TEAM DEVELOPMENT I 147 z DIVERSITY AND INCLUSION: LINCHPINS OF GRIFOLS’ SUCCESS Grifols views diversity as a key driver of innovation. The ability to draw from employees who reflect different mindsets, backgrounds, cultures and beliefs is vital for developing new ideas and promoting continuous innovation. The company will continue to expand its diversity and inclusion efforts in 2021 with the launch of a three-year strategic plan, whose objectives include: In appreciation of the different realities in its diverse regions of operation, Grifols will establish one model for the United States and another for Spain and other countries. The action plan will highlight one topic per year, while gender equality will be addressed globally. This action plan includes initiatives related to leadership, people management policies and processes, culture and communication for each topic. DIVERSITY OF THOUGHT, CULTURES, OPINION AND PERSONALITIES IS FUNDAMENTAL TO BUILDING HIGH-PERFORMANCE TEAMS • Reflect the diversity of the communities where the company operates. • Continue fostering diversity and inclusion in Grifols’ corporate culture and work practices. • Position Grifols as a global benchmark of diversity and inclusion. In March 2020, the CEOs signed a statement on diversity and inclusion, which was shared throughout the organization to underscore the company’s firm commitment to this area. U.S. REPRESENTATION OF MINORITIES WORK VALUES ACROSS GENERATIONS INCLUSION OF PEOPLE WITH DISABILITIES GENDER EQUALITY YEAR 2 YEAR 3 YEAR 1 GENDER EQUALITY INCLUSION OF PEOPLE WITH DISABILITIES WORK VALUES ACROSS GENERATIONS REPRESENTATION OF MINORITIES SPAIN + ROW

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I TEAM DEVELOPMENT I 148 z DIVERSITY AT A GLANCE IN 2020 RACE DIVERSITY IN THE U.S. 43% CAUCASIAN 22% HISPANIC 22% AFRO-AMERICAN 6% ASIAN 6% MIXED RACE AND OTHERS 1% NATIVE AMERICAN NATIONALITY DIVERSITY GENDER DIVERSITY 88 60% WOMEN 26% WOMEN EXECUTIVES 36% WOMEN DIRECTORS 31% NATIONALITIES WOMEN ON THE BOARD OF DIRECTORS AGE DIVERSITY 29% UNDER 30 YEARS 52% BETWEEN 30-50 YEARS 19% OVER 50 YEARS

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I TEAM DEVELOPMENT I 149 z EQUAL OPPORTUNITIES Grifols makes no distinction between men and women in its hiring practices, compensation or benefits packages. In accordance with its philosophy of equality, salaries for new hires are the same regardless of gender. • Dissemination of the Equal Treatment and Opportunities Plan • Incorporation of specific training actions regarding equality in the Grifols Development Plans The company has implemented a series of equal opportunity guidelines in reflection of its commitment to the principle of non-discrimination and equal treatment and opportunities, and in accordance with the Law of Equality of 3/2007 of March 22. Actions included are aligned with the basic principles established in the Grifols’ Code of Conduct and Code of Ethics for executives. • Consolidation of positive actions for selection and hiring processes to favor under-represented groups when recruiting, hiring and promoting individuals in the case of equal competencies, skills and suitability of other candidates in specific professional areas and groups • Establishment of a professional classification system to ensure equal opportunities among men and women Based on the inherent commitment of the company, in terms of equality and gender in the integral management of the company’s people, equality committees have recently been established in the group’s various companies. These committees are negotiating new equality plans which will reflect the new 2020 norm and include the following measures, among others: • Dissemination of awareness-raising actions to prevent gender-based and sexual harassment and implement a preventive protocol for sexual harassment based on gender or other circumstances • Establishment of a protocol in case of a situation of misogynistic behavior or gender violence among staff • Identification of existing salary gaps, requiring mandatory correction • Flexibility and work-life measures to help employees balance work, family and personal commitments • Educational actions to raise awareness and support the use of inclusive language

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I TEAM DEVELOPMENT I 150 z INTEGRATION OF PEOPLE WITH DISABILITIES z ANTI-DISCRIMINATION PRINCIPLES AND ACTIONS The company is committed to hiring individuals with disabilities and adopts alternative measures only in cases where it is not technically or organizationally feasible, in accordance with the General Law on Persons with Disabilities applicable to private-and public-sector firms in Spain. • Educational actions on unconscious biases Grifols subscribes to the principles of the International Labor Organization (ILO), aimed at promoting social justice, human rights and the recognition of fundamental labor standards. As such, Grifols adheres to the principles of equal opportunity and non-discrimination in the recruitment and hiring of new employees. Grifols has zero-tolerance for any type of discrimination and the company has continued its efforts to cultivate a workplace free of discrimination. In 2020, 53 discrimination incident reports were submitted from a pool of 23,655 employees; in 2019, there were 55 incident reports from a pool of 24,003 employees; and 33 incidents from a base of 21,230 employees in 2018. Appropriate investigations and analyses were carried out and, although none of the claims were considered discriminatory in legal terms, measures were taken to ensure a discrimination-free environment. • Meetings with top management in manufacturing facilities to raise awareness on disabilities • Establishment of an onboarding process to enable new employees and their colleagues to work in an adaptable work environment Grifols promotes universal access for individuals with disabilities. Its accessibility principles include the removal of architectural barriers and a pledge to offer equal opportunities to individuals with disabilities. The company’s new buildings and facilities comply with current legislation and necessary structural reforms are carried out when necessary. In the U.S., it complies with regulations issued by the Office of Federal Contract Compliance Programs (OFCCP) of the U.S. Department of Labor. These regulations require that employers, such as Grifols, take active measures to ensure equal employment opportunities and avoid discrimination based on race, sex and disability, among other characteristics. Affirmative Action Plans (AAPs), which are aimed at increasing the employment of women and persons belonging to minority groups protected by law, apply to all companies with more than 50 employees. • Establishment of follow-up milestones that allow making necessary adjustments provide position adaptation to ensure and • Establishment of special measures to address COVID-19 for people with disabilities In the U.S., the company complies with unemployment regulations according to the Americans with Disabilities Act (ADA), a federal law aimed at preventing discrimination and providing equal access and opportunities to people with disabilities. In 2021, Grifols’ diversity and inclusion strategic plan extends these lines of action to other subsidiaries, including Germany and Ireland. In 2020, 599 people with some type of disability formed part of the Grifols’ team, of whom 70 worked in Spain, 474 in the U.S. and 55 in Germany. Over the years, the company has gradually incorporated and integrated more people with disabilities on its team. In 2019, 558 people with some type of disability formed part of the staff and 461 in 2018. In 2020, these plans resulted in 83 specific action measures. In 2019, 106 action measures were taken and, in 2018, 96 measures were included. In 2019 in Spain, a multidisciplinary team was created in Human Resources to improve the experience of disabled employees in the company. The following actions in 2020 are worth highlighting: • Establishment of a network of social entities made up of foundations, associations and others that provide access to diverse talent • Design of new Human Resources processes aimed at offering an inclusive experience

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I TALENT MANAGEMENT I 151 z ATTRACTING, INCORPORATING AND RETAINING THE BEST TALENT ARE KEYS TO GRIFOLS’ SUCCESS Grifols’ corporate values reflect their unique approach to business and the cornerstone of its successful century-old track record. There core tenets are interweaved in employees day-to-day and reflected in the Grifolsmap framework. Grifolsmap reflects the following pillars: • People are the core asset company of a growth-driven • People add value to the group Grifolsmap aims to translate the company’s values by serving as a guide to promote the personal and professional development of each member of Grifols’ employee pool. In parallel, it offers principles to attract and retain the world’s best talent. In an increasingly competitive global labor marketplace, Grifols’ Employer Branding project has become one of the company’s top priorities. Its objectives center on attracting and retaining talent, improving brand recognition, increasing commitment and differentiating the company from its competitors. New measures that have been carried out during the pandemic: • Internal promotions enable Grifols to meet future challenges • From April through August 2020, all hiring processes were carried out virtually. Guides for virtual interviews were created for candidates, hiring professionals and managers to facilitate this process. • Grifols relies on professionals who align with corporate culture In 2020, the main objectives focused on strengthening Grifols’ ability to attract the best professionals who can contribute to the group’s success and growth, while supporting its corporate values. Of note are the following activities that were carried out in 2020: • Starting in September, interviews were held virtually with the exception of the last meeting with the final candidates, which was held in person in compliance with all applicable safety and health measures. TALENT • Updating of Grifols’ Hiring Policy, adding a section related to potential conflicts of interest in the hiring process In 2020, the company hired 6,762 new employees. ACQUISITION INTERNAL GROWTH TRAINING AND DEVELOPMENT • Formalization of new agreements with more than 10 foundations and associations to expand the dissemination of job offers and attract groups at risk of social exclusion and profiles with different abilities grifolsmap • Adaptation of the web (“Work with Us”) to mobile devices to expand accessibility to candidates who use mobile devices as opposed to computers or laptops TALENT AND SUCCESSION PERFORMANCE MANAGEMENT COMMITMENT AND RETENTION TALENT MANAGEMENT

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EMPLOYEE TRAINING: THE KEY TO GRIFOLS' SUSTAINABLE GROWTH

MOST TRAINING INITIATIVES FOCUSED ON HELPING EMPLOYEES BETTER MANAGE NEW CHALLENGES GENERATED BY COVID-19

Grifols offers continuous development opportunities for its workforce, which it considers an essential asset to effectively compete in today's complex and globalized business landscape.

In 2020, a significant part of Grifols' training efforts focused on helping employees navigate the pandemic in the best way possible. At the same time, the company continued to offer training sessions and corporate and leadership-competency programs to promote its corporate values and ensure the highest standards of quality, safety and technical excellence.



The company also created an in-house online portal with a broad catalogue of resources for all Grifols employees, including virtual sessions, informative articles, videos and coaching sessions on well-being, time management, digital collaboration and communication, skills development and virtual leadership, among other topics. Resources were adapted to the needs of each region, including those specific to Spain, the U.S. and other countries where the company operates.

In addition, the company maintained its continuous development initiatives, although it had to adapt some in-person courses to a virtual format due to COVID-19 mobility restrictions. Some examples are as follows:

- Commercial training was held via virtual interactive sessions through the team's platform and supplemented with microsites to offer pre-course content and interactive activities using pre-designed whiteboards and breakout rooms to foster team dynamics. These platforms remain available upon consultation. In the Bioscience Division, an app was created for product training. Accessible by mobile devices, it featured different gamification techniques to offer training capsules on different product lines and was received very positively by the sales network.
- In the area of industrial training, Grifols harnessed the power of virtual reality to offer non-intrusive training via simulations of activities and processes. During the confinement, employees were able to carry out hands-on training on the viral inactivation process, bridging the gap between Grifols installations and avoiding the need for travel.

Training reached all professional levels of the company. In total, Grifols' employees collectively participated in 2 million training hours* in 2020. Women received more than 64% of training hours and men the remaining 36%.

In 2020, 70% of training courses were carried out virtually due to the pandemic.

*91.8% of staff reported data.

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I TALENT MANAGEMENT I 153 z OVERVIEW OF TRAINING AT GRIFOLS 2,015,062 TOTAL TRAINING HOURS IN 2020 +116,000 TRAINING HOURS IN OCCUPATIONAL SAFETY, HEALTH AND ENVIRONMENT 99 AVERAGE NUMBER OF TRAINING HOURS PER PERSON 64% TRAINING HOURS RECEIVED BY WOMEN 36% TRAINING HOURS RECEIVED BY MEN 70% ONLINE TRAINING HOURS OVERVIEW OF TRAINING HOURS BY PROFESSIONAL CATEGORY (TOTAL HOURS): +2,000 EXECUTIVES +11,000 DIRECTORS +24,000 SENIOR MANAGEMENT +44,000 MANAGEMENT +82,000 SENIOR PROFESSIONALS +110,000 PROFESSIONALS +1,737,000 ADMINISTRATIVE STAFF/ MANUFACTURING OPERATORS TRAINING HOURS BY REGION 1,532,016 U.S. 327,436 SPAIN 155,610 REST OF THE WORLD

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT OUR PEOPLE I TALENT MANAGEMENT I 154

TRAINING PROGRAMS

Grifols is highly committed to investing in its employee pool, which has grown significantly in recent years. Today and in the future, in-house talent plays a pivotal role in the company's sustainable growth model.

In Grifols, continuous development efforts aim to promote the professional and personal growth of the company's talent. Together, these interconnected threads form the "Grifolsmap", which includes corporate values with a special emphasis on the development of common and leadership competencies. Most training programs are channeled through the Grifols Academy, created to enhance the educational and professional development of all employees while leveraging the company's more than 100-year history.

CLOSE TO 13,400 EMPLOYEEES TRAINED THROUGH GRIFOLS ACADEMY PROGRAMS AND INITIATIVES

EXECUTIVE DEVELOPMENT

In order to maintain business growth through strong leadership development, the Professional Development Academy offers a complete catalog of Leadership Development opportunities, with initiatives aimed at all management levels to support Grifols leaders at different stages of their careers.

In addition to the leadership development program in effect throughout 2020, new programs were also created to help managers face new challenges posed by the COVID-19 pandemic. Among the global initiatives carried out in 2020, highlights included sessions on virtual leadership; how to lead teams and navigate in volatile, uncertain, complex and ambiguous (VUCA) contexts; and Leadership Executive Development (LED) Working Sessions. These last sessions aim to help managers and their teams lead in complex, virtual settings by providing strategies and resources to manage change and motivate teams in remote-work environments. These sessions attracted 289 participants from 23 countries.

The Professional Development Academy is continually offering, expanding and improving its Leadership Development Program. It is comprised of various modules and is available for all Grifols' worldwide managers.

In addition, Grifols offers an executive development program for high-level executives in the organization. In 2020, changes have been made to improve and give continuity to this program and prepare for its relaunch in 2021.

The Academy of Plasmapheresis also includes the Center Leadership Development Program (CLDP), aimed at preparing future generations of leaders at the company's plasma donation centers. In 2019, the CLDP obtained ICE 1100 accreditation by the Institute for Credential Excellence (ICE), which recognized its unique training focus. This distinction demonstrates Grifols' commitment to professional training and development, based on solid ethical values. Since its foundation, Grifols Academy has trained thousands of managers around the world.

EXECUTIVE DEVELOPMENT	2020	2019
Executives trained	594	1,206

ASSOCIATION WITH THE COLLEGE FOR AMERICA

In 2013, The Grifols Academy joined the College for America program, led by Southern New Hampshire University, to offer its team the opportunity to obtain university degrees through scholarship funding. To date, 86 Grifols employees have graduated, while 59 continue to pursue their undergraduate degrees thanks to this collaboration.

TUITION PROGRAMS - EDUCATIONAL EXPENSES REIMBURSEMENT PROGRAM

Grifols also offers its employees training opportunities outside the company. It also helps to foster a culture of training and continuous learning. This is achieved by making a range of financial subsidies available to employees who wish to further their academic training. Thanks to this flexibility, Grifols' employees have been able to earn a graduate and post-graduate education, as well as certifications (in some cases at an advanced level) to strengthen their professional development.

TRAINED STAFF	2020	2019
Graduates	8	12
Professionals	449	690

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GRIFOLS ACADEMY

Grifols established The Grifols Academy in 2009 as part of its staunch dedication to employees and other stakeholders. It encompasses the Professional Development Academy, the Academy of Plasmapheresis and the Academy of Transfusion Medicine. Through the Academy, Grifols offers its employees a platform for educational and professional development; cultivates its corporate philosophy and values; and provides resources and services to medical professionals dedicated to improving client care. In addition to educating, Grifols' Academy training programs and initiatives share the common objective of actively driving the exchange of knowledge and experiences specific to the plasma sector. This industry focus differentiates it from other traditional learning centers.

THE GRIFOLS ACADEMY PROFESSIONAL DEVELOPMENT

This Academy offers professional training and development to Grifols employees and seeks to strengthen corporate competencies and values. It has three central training areas: corporate competency development, leadership development and support for new employees.

The pandemic that began in March 2020 led to an increase in online training hours compared with in-person sessions that had been carried out until that time. As a result, 6,398 online training hours were carried out in 2020.

	2020	2019
Employee participations	3,706	3,916
Number of training sessions	249	220
Online training hours	6,398	

THE GRIFOLS ACADEMY PLASMAPHERESIS

This Academy offers general and specialized training in key leadership disciplines, quality, operations and medication in the field of plasma science, with the aim of strengthening opportunities for the professional and educational development of Grifols employees.

Moreover, The Accrediting Commission of the Accrediting Council for Continued Education & Training (ACCET), re-approved The Grifols Academy of Plasmapheresis for another five years until December 30, 2024.

The Academy received its first accreditation in 2015 for its standardized educational programs and commitment to employee development. This accreditation provides an impartial third-party validation confirming the Academy's compliance with U.S. educational standards.

	2020	2019
Employees trained	6,225	1,741
Participants on campuses	256	1,401
Distance participants	100	340
Online hours	23,783	31,827
Hours of distance training	1,496	4,547

THE GRIFOLS ACADEMY IMMUNOHEMATOLOGY

This Academy offers educational programs on transfusion medicine to professionals globally. Its goal is to contribute to advancing knowledge in this field in order to provide better patient care.

	2020	2019
Transfusion medicine professionals trained	3,575	2,551
Total educational programs	15	16
Webinars	15	8
Courses	0	5
Practical workshops	0	3

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I TALENT MANAGEMENT I 156 z CORPORATE INTERNSHIP PROGRAMS z INTEGRATION OF NEW TEAMS The global internship program at Grifols seeks to identify and recruit talent for diverse areas of the company such as IT, engineering, finance, and marketing in order to later join the staff. Since 2017, Grifols has implemented an internship policy by which a Grifols tutor or representative supports the intern in their learning journey, among other actions. The result is an educational project that identifies the educational objectives and activities to be carried out. Agreements for internships at Grifols have a minimum duration of six months and a maximum of 18 months. Grifols’ growth is due in part to corporate acquisitions and operations, which have enabled it to continue expanding and strengthening key areas of its business model. Recent incorporations from MedKeeper (2020) and the acquisition of manufacturing facilities in Canada and Green Cross plasma centers in the U.S. (2020) are a few examples of the group’s solid experience. Effective onboarding of employees and teams is critical to ensuring the success of these operations. Acquisitions in 2020 led to the incorporation of more than 600 people to Grifols’ team. To meet new needs caused by the pandemic, the in-person onboarding process for new employees shifted to a virtual model. A highlight was the launch of Grifols Orientation, a program designed to improve knowledge of Grifols’ business and culture, promoting collaboration based on virtual experiences. The first edition included more than 100 people in Spain, the U.S., Japan, China, Germany, Ireland, Slovakia and Italy. Grifols collaborates with different educational institutions (mainly universities) to offer their students the possibility of carrying out internships in the company. These internships help students apply and complement the knowledge they have acquired through their academic education and supports the acquisition of competencies in preparation for their professional futures. At the early stages of acquisition operations, Grifols creates onboarding committees to facilitate the merging of teams. They execute a unique internal communications strategy that – with the needs of each organization in mind – facilitates the entire transaction process by mitigating uncertainty and leveraging the overall team strengths. Therefore, an internal communication process has been established, with guidelines to welcome new hires; welcome letters from senior management; and meetings with the different areas of Human Resources. Maintaining fluid, open and direct communication channels with the workforce is a priority.

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QUALITY EMPLOYMENT

GRIFOLS GENDER PAY GAP: A COMMITMENT TO IMPROVEMENT

Grifols reaffirms its commitment to effective equality, which regardless of gender provides the same opportunities and the same pay for work of equal value. As part of Grifols' continued efforts to promote equal pay, the company, advised by EY as an external consultant for the year, carried out an adjusted and unadjusted gender wage gap calculation project in 2020.

The unadjusted gender pay gap is calculated as the percentage difference between the gross salary received for each hour worked by men and women. On the other hand, the adjusted gender pay gaps are calculated using econometric models which allow for the isolation of the effect on wages of the differences between men and women, both in their socio-economic characteristics (age, seniority, educational level or geographical area), and in their job post (type of working hours, type of activity or professional category).

Grifols, as part of its commitment to equal opportunities and conditions for men and women, includes in this report for the first time an analysis of the pay gap in Ireland and Germany, as well as in the United States and Spain. This new analysis covers more than 90% of the group's workforce and will serve as a reference for establishing action plans to help advance pay policies, among other aspects. The results for each country are shown separately to avoid distortions when applying a currency exchange rate.

The 2020 analysis, much like the one for 2019, concludes that Grifols remains committed to the principle of equality between men and women, including remuneration, as shown by the data relating to the gap percentages that need to be closed.

In all countries, Grifols' unadjusted pay gap is below the national average pay gap to be closed according to the World Economic Forum's Global Gender Gap Report 2020.

Although in general terms the differences found for the adjusted gap in Spain, the United States and Ireland are decreasing compared to the previous year, they still highlight the need to continue working in this area. In order to make further progress in Grifols' commitment to effective equality, and taking into account the analysis carried out, the company has designed an action plan which will be included in the Global Diversity Plan 2021-2023. This plan will establish measures aimed at increasing the representation of women in positions of responsibility, ensuring bias-free selection processes, as well as measures for work-life balance and flexibility, among other actions.

In addition, work is underway to adapt existing measures to the new requirements of Royal Decree 902/2020 of October 13, 2019, which defines new transparency obligations in terms of compensation audits and job evaluation.

	Spain*	Grifols in Spain	U.S.*	Grifols in U.S.	Ireland*	Grifols in Ireland	Germany*	Grifols in Germany
Pay equality for similar jobs / % closing gap	44.2%	3.1% (adjusted)**	30.1%	2.2% (adjusted)**	31.40%	n.a.	32.90%	1.3% (adjusted)**
		14.3% (unadjusted)***		29.2% (unadjusted)***		21.9% (unadjusted)***		19.0% (unadjusted)***
Workforce - % women	43%	45.2%	47%	63.4%	43%	42.3%	33%	74.1%
% of women on the Board of Directors in listed companies	22%	31%						

*Source: Global Gender Gap Report 2020 - http://www3.weforum.org/docs/WEF_GGGR_2020.pdf

** Methodological note and comments on its calculation are available in Chapter 10 "About This Report."

*** Difference between man's and woman's salaries, calculated as the percentage differential between the average gross salary per hour worked by man and women ([man average salary - women average salary] / man average salary)

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I QUALITY EMPLOYMENT I 158 z GRIFOLS’ PROGRESS TOWARDS GENDER EQUALITY According to the latest report published by the World Economic Forum, the gender equality wage gap improved globally last year, although on average (population-weighted) an estimated 31.4% gap remains. Grifols’ commitment to diversity and equal opportunities encompasses various initiatives aimed at improving equality, including efforts to promote women and address the wage gap. Additionally, the company takes other measures to prevent discrimination based on race, religion, sexual orientation, disabilities and other personal characteristics. GRIFOLS IN SPAIN: EQUALITY AND WAGE GAP GRIFOLS IN THE U.S.: EQUALITY AND WAGE GAP GRIFOLS IN IRELAND: EQUALITY AND WAGE GAP GRIFOLS IN GERMANY: EQUALITY AND WAGE GAP Grifols’ adjusted pay gap in Spain in 2020 stands at 3.1% (14.3% unadjusted), a decrease compared to 2019, when the adjusted gap stood at 5.1% (17.5% unadjusted). Grifols’ adjusted pay gap in the U.S. stands at 2.2% (29.2% unadjusted) which, compared to the U.S. pay gap (30.1% unadjusted), highlights the progress towards wage parity driven by Grifols’ remuneration policy. The unadjusted pay gap for Grifols in Ireland is 21.9%, although the average unadjusted pay gap for the country is 31.4%. In the case of Ireland, the adjusted pay gap data is not shown as it is still too small a group to obtain data with sufficient statistical significance using the econometric model. Grifols’ adjusted pay gap in Germany stands at 1.3% (19% unadjusted), significantly below the German average of 32.9% unadjusted. In this respect, the company is close to achieving equal pay for similar jobs. Compared to the country’s wage gap, which stands at 44.2% unadjusted, the gap reported by Grifols in 2020 highlights the work the company is doing to ensure that pay policies ensure that men and women have the same conditions when performing the same role. In the case of plasma centers, the gender pay gap reflects the organizational structure, with proportionally more women than men in plasma collection centers and more men in senior leadership teams. The company has 74.1 % of women in its workforce, compared to the German average of 47%. In line with the U.S., this high representation is explained by the greater presence of women in plasma centers. Ireland, according to the World Economic Forum, is making efforts to increase the representation of women in senior management positions and currently has an average of 36% of women in these positions. At Grifols, 25% of women hold senior management positions, and the company has set itself the objective of improving the presence of women in these positions. According to the World Economic Forum, progress toward gender parity has plateaued in the U.S., maintaining a 27.6% gap to close. Progress toward pay equality has not progressed and has only closed 69.9% of its pay gap. Although economic disparities are the main source of gender inequality in the workplace, labor force participation has improved to 47%, even though there is still a need to further promote women’s participation in senior management positions. With regard to the representation of women in senior positions in the organization, Grifols has 31% of women on its Board of Directors, compared to the Spanish average of 22%. Germany, according to the World Economic Forum, continues to have a limited presence of women in positions of responsibility, with an average of 29.3% in these positions. At Grifols, 31% of senior positions are occupied by women. This representation increases to 56% if we include the professional categories of manager and senior manager, a figure which demonstrates the company’s efforts to develop internal female talent so that more women can access positions of greater responsibility in the future. Details of gender gap is summarized in the tables at the end of this chapter.

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I QUALITY EMPLOYMENT I 159 z REMUNERATIONS Grifols strives to offer competitive compensation packages and support employees who contribute to the ongoing development of the company and show significant individual and professional performance. In line with its corporate policies, each country offers a remuneration and benefits system adapted to their region. In general, the remuneration policy mainly includes: z LONG-TERM SAVING In Spain, retirement savings are framed within a public protection system. The U.S. model transfers the coverage of pension services to the private sector and to personal initiative, as established mainly in the standards of the Employee Retirement Income Security Act (ERISA). In accordance with Grifols’ remuneration policy, every year an external analysis of the competitiveness of the remuneration package for all employees is carried out in order to review the adequacy of remuneration levels and ensure that they are in line with market standards Furthermore, in December 2019 in Spain, the partial Retirement Agreement signed with unions came into effect, which regulates access to partial retirement at Grifols until December 2022. in other companies in the sector equivalent levels of responsibility. and consider Taking into account the characteristics of each model and the legal regulations in effect in each country, the contributions made by Grifols for pension plans in 2020, 2019 and 2018 are detailed at the end of the chapter. In both countries, the company offers employees the possibility of participating in a long-term savings plan. This analysis allows the company to improve • A fixed salary based on the level of responsibility of the position, the person’s professional career and labor market practice, and in accordance with the regulations applicable in each country. compensation packages and adapt them to the context and preferences of our employees. As a result of this analysis, several lines of work have been initiated based on a total compensation approach, such as improving the recognition of individuals, continuing to implement tax optimization measures, improving the communication of compensation elements, or expanding the catalog of flexibility measures. z SOCIAL DIALOGUE Grifols subscribes to the Declaration of the International Labor Organization (ILO) on fundamental principles and rights at work and its framework for action, which includes eight fundamental rights. Among these is respect on behalf of the organization for the right of employees and employers to form and join their own organizations as an integral part of a free and open society, as reflected in the “Freedom of Association and Protection of the Right to Organize Convention” (1948, No. 87) and the “Right to Organize and Collective Bargaining Convention” 1949 (No. 98), although the U.S. Congress has not ratified both agreements. • Variable compensation in the form of bonuses or incentives linked to the achievement of specific and measurable objectives that were previously established and which seek to promote behaviors aligned with the company’s strategy and values. For Grifols, it is essential to engage in social dialogue with workers’ representatives in order to integrally address cross-cutting issues that require collective bargaining in its diverse facilities. For this reason, the group has labor unions and company committees in different areas to carry out functions recognized by current legislation. Grifols is committed to fluid and transparent communications with labor representatives. Significant operational changes which could significantly impact employees are communicated in advance, in compliance with laws and applicable collective bargaining agreements. Details of remuneration by professional category and gender are summarized in the tables at the end of this chapter. • A package of benefits and complementary aids aligned with market trends and the needs of employees. In this regard, it is worth highlighting the Flexibility and Social Benefits Pact established in September 2020, which has boosted the amount of benefits for employees with children with functional diversity, and has renewed school benefits for the children of Grifols employees, among others. In Spain, the labor-relations system establishes two types of representation in companies – union representation and unitary or elective representation – which includes members of trade unions, company committees and personnel delegates.

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I QUALITY EMPLOYMENT I 160 z COLLECTIVE AGREEMENTS z REPRESENTATION COMMITTEES Employees who work in some of Grifols’ subsidiaries in Spain, Germany (commercial subsidiary), Italy, France, Argentina and Brazil are covered by collective agreements. In 2020, the number of people covered by these agreements was more than 4,567 employees, which represents 19% of the entire Grifols employee base. y Servicios - FAECYS (Argentina). In Spain, Chile and Germany, where labor committees are established by law, Grifols employees are tasked with the prevention of health and safety risks. In these countries, there is ongoing communication through OHS meetings. In the context of the current pandemic and as a result of intense efforts, Grifols and main union representatives in Spain reached and extended various agreements since March to address the state of alarm announced by the Spanish government and respond to health needs. The agreements include diverse measures to ensure continuity and the company’s activities in the distribution of its products to hospitals as well as health and patient centers, while guaranteeing the safety and health of employees. In the United States, collective agreements occur at the company level since no collective bargaining exists at the industry level. The Taft-Hartley Law regulates industry-based benefit plans and gives federal courts jurisdiction to enforce collective bargaining agreements. In the case of Grifols, the company abides by the General Chemical Industry Collective Bargaining Agreement, which expired on December 31, 2020 and is currently under negotiation. In 2020, 75% of employees in Spain were represented by a joint committee of employees and managers in occupational health and safety, a level similar to/ higher than the 72% recorded in 2019. In Chile and Germany, 100% of the workers were represented on these committees. In Spain, the company is generally governed by the chemical industry’s general agreement, as it has production centers, although it incorporates improvement agreements to adapt to the reality of the Grifols’ team. Highlights of these agreements include the Flexibility Pact to address COVID-19 which, among other measures, prioritizes telework; provides special protection for particularly sensitive or vulnerable groups and people in quarantine, paying 100% of their salary in the case of work-related medical leave, as well as pregnant women, who can opt for paid leave and receive 100% of their salary; and the possibility of recuperating work hours to mitigate the impact on salaries. In Brazil, the Collective Labor Agreements (CCT) are applied. In the State of São Paulo, these are signed by the employer’s union and the Sindicato dos Propagandistas-Vendors e Vendors de Produtos Farmacêuticos for employees in the São Paulo facilities. For employees in the Campo Largo facility, the CCT is signed by the employer’s union and the Sindicato dos Trabalhadores nas Indústrias Químicas e Farmacêuticas do Estado do Paraná. In the remaining subsidiaries, there is no formal representation, but Grifols carries out communication and consultations with employees on a regular basis. The workers in these subsidiaries establish committees in which all employees can participate in or submit proposals. Each subsidiary defines the frequency of these meetings and monitors the specific plans, actions or measures determined by these committees. In Germany, Italy, France and Argentina, where activity is mainly focused on sales, the following agreements are applied: Deutschland Labor Law Agreements Compilation in GDE (Germany), CCNL Chimico Farmacéutico (Italy), Convention Collective Nationale de l’Industrie Pharmaceutique (France) and Convenio de la Federación Argentina de Empleados de Comercio https://industria.ccoo.es/noticia:467420--CCOO_valora_ positivamente_el_acuerdo_alcanzado_con_Grifols_Espana_ para_afrontar_la_situacion_derivada_del_coronavirus&opc_ id=e50a4c46d8f65cbd7ba957222dc3bcca) https://grifols.ccoo.cat/wp-content/uploads/sites/6/2020/10/ acuerdo-flexibilidad-y-beneficios-sociales.pdf (only Spanish version available) 102-41

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I OCCUPATIONAL HEALTH AND WELL-BEING I 161 z COMPREHENSIVE HEALTH AND SAFETY MANAGEMENT The Occupational Health and Safety area establishes annual health and safety objectives based on each year’s results and its mission to be a reference in the pharmaceutical industry. It also supervises Health and Safety Management Systems of its subsidiaries through an audit program. Each company administers and implements its own health and safety management system. In 2020, the most important arrangement for the Department of Occupational Health and Safety has been to set up COVID-19 preventive measures and ensure fulfillment of them. SINCE THE PANDEMIC WAS DECLARED, GRIFOLS HAS TAKEN ALL POSSIBLE MEASURES TO PROTECT THE HEALTH OF ITS EMPLOYEES Identification of hazards and risk minimization Integrated in the design phase of facilities, process changes and the acquisition of new equipment. Training and health and safety awareness programs This is aimed at ensuring all employees receive information and training on safety and health. Participation begins when the employee joins the group, when there are job placement changes and throughout the employees’ work life, in accordance with the job carried out. Training is a key management tool and in 2020 investments to make it more agile and appropriate to the workplace were made. Grifols centers in Spain have obtained OHSAS 18.001:2007 certification, with 2020 being the last year this certification is in effect. Currently, migration to ISO 45001 for all work centers in Spain is underway and the plan is to gradually incorporate its industrial facilities under the ISO 45001 standards in the coming years. Strengthening employee well-being and health Grifols has several programs to promote the well-being of its employees in the main countries in which it operates. In the U.S., the program includes a personal health advisor and wellness markers. In Spain, a physiotherapist forms part of the corporate wellness program. In 2020, educational and informative initiatives on health well-being were continued, although the pandemic required adaptation to a virtual format in order to carry these out at home. Instructive videos related to individual protection equipment were also made to prevent the spread of COVID-19 and specific training was given in Spain on COVID-19. Grifols has a Corporate Health and Safety Department that provides services to the entire group. Control of the corporate health and safety program is carried out at three levels: 1. Monthly monitoring of key performance indicators 2. Assessment visits to all companies and monitoring of preventive plans 3. Corporate audits OCCUPATIONAL HEALTH AND WELL-BEING

2020 CONSOLIDATED DIRECTORS’ REPORT OUR PEOPLE I OCCUPATIONAL HEALTH AND WELL-BEING I 162 z PERFORMANCE IN THE AREA OF HEALTH AND SAFETY The U.S. and Spanish teams together represent about 90% of Grifols’ total staff. Various indicators are tracked in all subsidiaries, including accident rates. The total number of accidents in Spain has decreased slightly, with a 50% reduction in accidents with sick leave being more significant. This is due to the implementation of the 3-year action plan approved by the management of each company, where one of the actions has been the increased monitoring of accidents and the corrective actions derived from them. As a result, sponsors have been created for each area. conferencing and other virtual technologies. This has limited external visits to work and production centers. MORE THAN 47,000 TESTS CARRIED OUT TO ENSURE THE BEST CONDITIONS FOR EMPLOYEES Also, protocols have included testing, both molecular (TMA/PCR) as well as serological, so that the return to work could be carried out in the best possible health conditions for staff. In this way, the recommendation of the World Health Organization (WHO) to carry out these tests to fight the pandemic as soon as possible was addressed and, as a result, tests have been carried out since May 2020, with more than 47,000 tests conducted on the team all over the world. In addition, in Spain and the United States, third-party collaborators have been included in testing. The company is continuously working to improve its prevention systems and Grifols investigates all accidents, including those with leave, minor incidents and accidents in itinere in countries where these are regulated. In the U.S. and ROW (rest of the world/other parts of the world) there were no significant changes with respect to the previous year. At Grifols facilites, a low rate of work-related illnesses is reported as all processes including plasma, follow a rigorous protocol and technical, organizational and personal preventive measures are taken at all times. The plasma donation centers present a risk of possible infection due to contact with blood at the time of extraction. Grifols has implemented an exposure control program to anticipate accidents and, when appropriate, take action. Following the World Health Organization’s declaration of a pandemic in March, Grifols adopted all possible measures to protect the health of its team. Starting at the end of February, Grifols cancelled all international travel and later extended this measure to national trips. This measure lasted until June 1. Since then, travel has been limited to only that necessary for continuing activities. Moreover, a flexible telework policy was implemented and continues to prioritize video Details of accidents are summarized in the tables at the end of this chapter

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MAIN ACTIONS TAKEN TO MITIGATE THE EFFECTS OF COVID-19

OCCUPATIONAL HEALTH

- Extension of service for 24-hour coverage in Spain
- Creation of COVID-19 protocols and action procedures, both in case of positive confirmation and in probable or possible cases
- In-person, telephone and telematic consultations
- Monitoring of suspected, probable and confirmed cases
- Handling of contacts, either at work or in social settings
- Home monitoring to ensure safe return
- Assessment of vulnerable personnel to determine their sensitivity in the de-escalation phase
- Information/training sessions to answer questions from shift personnel
- Notification to the health epidemiological surveillance authority of each of the countries where Grifols operates

SAFETY

- Risk assessment for COVID-19
- Specific information about COVID-19
- Videos demonstrating hygienic measures for the use of masks for all staff
- Specific video for medical visitors with hygiene measures and use of Personal Protective Equipment
- Specific COVID-19 visits for Spanish manufacturing facilities

LINES OF ACTION AND PROTOCOLS

- Body temperature control or declaration of responsibility in the production centers
- Personal logistics protocol for Spain
- Events protocol
- External personnel protocol
- Travel protocol
- Self-cleaning points
- Technical notes in Spain: design criteria and choice of screens, smoking areas, signaling guides (distance, capacity), etc.

EMPLOYEE COMMUNICATION AND INFORMATION

- Occupational health and safety inquiries answered by phone and email
- Regular communications on the internal communications portal on new measures and protocols
- Regular meetings with global manufacturing managers to monitor health and safety actions
- Regular meetings with sales management to monitor health and safety actions

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT OUR PEOPLE I OCCUPATIONAL HEALTH AND WELL-BEING I 164

ABSENTEEISM

The occupational health, safety and well-being of Grifols' employees have a direct impact on absentee rates. The company works with an absenteeism management model with established benchmarks to quantify its cost impact.

Grifols implemented several measures to foster the integrated health management of its workforce in order to address the root causes of absenteeism.

Details of absenteeism are summarized in the tables at the end of this chapter

These include complementary accident insurance and corporate medical services with physiotherapy sessions based on task-observation protocol to prevent musculoskeletal injuries. The company also carries out awareness sessions, return-to-work interviews after extended sick leaves, and communication protocols for employee absences.

WORK-LIFE BALANCE

Grifols works to promote a corporate culture that ensures a balance between personal and work life, allowing employees to combine their professional development with their personal life.

Since December 2019 in Spain, Grifols has implemented a series of work-life balance measures (*), including:

- Flexible entry and exit schedule
- Guidelines for digital disconnection
- Option of dividing a vacation day into hours
- Promoting teleworking
- Shorter working schedules on Fridays

(*) Applicable according to profile.

To confront the challenges of COVID-19, the company has provided employees with flexibility measures to achieve a better work-life balance. These include, among others:

- The possibility of remote work for all employees whose roles offer this option.
- The option of shift changes, timetable adaptations and schedule reductions for frontline employees (donation centers and manufacturing facilities).

In addition, when countries permitted the return of employees to offices, Grifols executives were given a support kit that included a managerial guide with strategies on leading their teams during these unprecedented times, including the need to consider their unique personal situations and facilitate flexibility whenever possible.

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TABLES

WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT

	2020			2019			2018		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S.	16,597	7	16,604	17,442	8	17,450	15,330	-	15,330
Europe	5,990	431	6,421	5,589	467	6,056	5,119	348	5,467
Rest of the world	613	17	630	480	17	497	417	16	433
Total	**23,200**	**455**	**23,655**	**23,511**	**492**	**24,003**	**20,866**	**364**	**21,230**

WORKFORCE DISTRIBUTION BY COUNTRY

	2020	2019
Spain	4,292	4,134
U.S.	16,604	17,450
Rest of the world	2,759	2,419
Total	**23,655**	**24,003**

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS*

	2020			2019			2018		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	13,921	221	14,142	14,243	250	14,493	12,402	164	12,566
Men	9,279	234	9,513	9,268	242	9,510	8,464	200	8,664
Total	**23,200**	**455**	**23,655**	**23,511**	**492**	**24,003**	**20,866**	**364**	**21,230**
%	98.1%	1.9%	100.0%	98.0%	2.0%	100.0%	97.7%	2.3%	100.0%

*Data for 2019 and 2018 have been adjusted considering partial retirees and duals as Full-Time.

WORKFORCE DISTRIBUTION BY AGE

	2020	2019
<30	6,885	7,562
30-50	12,243	12,147
>50	4,527	4,294
Total	**23,655**	**24,003**

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOUR

	2020			2019			2018		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	12,999	1,143	14,142	13,237	1,256	14,493	11,610	956	12,566
Men	9,114	399	9,513	9,055	455	9,510	8,306	358	8,664
Total	**22,113**	**1,542**	**23,655**	**22,292**	**1,711**	**24,003**	**19,916**	**1,314**	**21,230**
%	93.5%	6.5%	100.0%	92.9%	7.1%	100.0%	93.8%	6.2%	100.0%

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOUR

	2020			
	<30	30-50	>50	Total
Full time	6,172	11,665	4,276	22,113
Part time	713	578	251	1,542
Total	**6,885**	**12,243**	**4,527**	**23,655**

WORKFORCE DISTRIBUTION BY AGE AND TYPE OF CONTRACT

	2020			
	<30	30-50	>50	Total
Permanent	6,715	12,052	4,433	23,200
Temporary	170	191	94	455
Total	**6,885**	**12,243**	**4,527**	**23,655**

102-48

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WORKFORCE DISTRIBUTION BY GENDER AND PROFESSIONAL CATEGORY

	2020			2019			2018		
	W %	M %	Total	W %	M %	Total	W %	M %	Total
Executives	26.1%	73.9%	142	23.4%	76.6%	137	32.0%	68.0%	542
Directors	36.3%	63.7%	457	34.8%	65.2%	462			
Senior management	40.6%	59.4%	584	41.0%	59.0%	548	41.0%	59.0%	495
Management	46.1%	53.9%	1,305	46.0%	54.0%	1,246	48.0%	52.0%	1,224
Senior Professional	46.0%	54.0%	2,063	47.0%	53.0%	2,059	47.0%	53.0%	1,816
Professionals	51.7%	48.3%	2,763	58.0%	42.0%	3,072	56.0%	44.0%	2,474
Administrative staff / Manufacturing operators	65.6%	34.4%	16,341	65.0%	35.0%	16,479	64.0%	36.0%	14,679
Total	**59.8%**	**40.2%**	**23,655**	**60.0%**	**40.0%**	**24,003**	**59.0%**	**41.0%**	**21,230**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE

	2020				2019			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.7%	33.1%	66.2%	142	0.0%	31.0%	69.0%	137
Directors	0.4%	41.8%	57.8%	457	0.0%	44.0%	56.0%	462
Senior management	0.2%	52.4%	47.4%	584	1.0%	55.0%	44.0%	548
Management	2.0%	64.7%	33.3%	1,305	2.0%	65.0%	33.0%	1,246
Senior Professional	7.8%	65.2%	27.0%	2,063	9.0%	65.0%	26.0%	2,059
Professionals	16.3%	63.9%	19.8%	2,763	18.0%	63.0%	19.0%	3,072
Administrative staff / Manufacturing operators	38.2%	47.4%	14.4%	16,341	41.0%	46.0%	13.0%	16,479
Total	**29.1%**	**51.8%**	**19.1%**	**23,655**	**31.0%**	**51.0%**	**18.0%**	**24,003**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

	2020		
	Permanent	Temporary	Total
Executives	139	3	142
Directors	455	2	457
Senior management	580	4	584
Management	1,293	12	1,305
Senior Professional	2,041	22	2,063
Professionals	2,666	97	2,763
Administrative staff / Manufacturing operators	16,026	315	16,341
Total	**23,200**	**455**	**23,655**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOUR

	2020		
	Full time	Part time	Total
Executives	142	-	142
Directors	416	41	457
Senior management	578	6	584
Management	1,275	30	1,305
Senior Professional	2,006	57	2,063
Professionals	2,653	110	2,763
Administrative staff / Manufacturing operators	15,043	1,298	16,341
Total	**22,113**	**1,542**	**23,655**

WORKFORCE DISTRIBUTION BY GENDER AND REGION

	2020			2020			2019			2019		
	Women	Men	Total	Women	Men	Total	Women	Men	Total	Women	Men	Total
USA	10,520	6,084	16,604	63%	37%	100%	11,131	6,319	17,450	64%	36%	100%
Spain	1,942	2,350	4,292	45%	55%	100%	1,870	2,264	4,134	45%	55%	100%
ROW	1,680	1,079	2,759	61%	39%	100%	1,492	927	2,419	62%	38%	100%
Total	**14,142**	**9,513**	**23,655**	**60%**	**40%**	**100%**	**14,493**	**9,510**	**24,003**	**60%**	**40%**	**100%**

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EMPLOYEE TURNOVER

	2020			2019			2018		
	W	M	Total	W	M	Total	W	M	Total
Total number of employees	14,142	9,513	23,655	14,493	9,510	24,003	12,566	8,664	21,230
Leavers	5,552	2,136	7,688	5,557	2,211	7,768	4,205	1,843	6,048
Ratio (Leavers/ total number of employees)	39.3%	22.5%	32.5%	38.3%	23.2%	32.4%	33.5%	21.3%	28.5%

RATIO OF NEW HIRES

	2020			2019			2018		
	W	M	Total	W	M	Total	W	M	Total
Total number of employees	14,142	9,513	23,655	14,493	9,510	24,003	12,566	8,664	21,230
Leavers*	4,841	1,921	6,762	5,854	2,525	8,379	5,036	2,199	7,235
Ratio (Leavers/ total number of employees)	34.2%	20.2%	28.6%	40.4%	26.6%	34.9%	40.1%	25.4%	34.1%

*Employees from acquisitions on the acquisition date are not included as joiners. Subsequent increases in headcount do.

DISMISSAL BY GENDER AND REGION

	2020			2019		
	Women	Men	Total	Women	Men	Total
Spain	10	17	27	17	26	43
U.S.	743	331	1,074	825	345	1,170
ROW	67	31	98	70	32	102
Total	**820**	**379**	**1,199**	**912**	**403**	**1,315**
%	68.4%	31.6%	100.0%	69.4%	30.6%	100.0%

DISMISSAL BY PROFESSIONAL CATEGORY AND REGION

	2020			2019		
	Spain	U.S.	ROW	Spain	U.S.	ROW
Executives	1			1	1	
Directors	1	7	1		4	1
Senior management	2	4	1	1	4	0
Management		6	5	6	9	9
Senior professionals	1	16	4	5	12	0
Professionals	1	40	13	6	47	46
Administrative staff / Manufacturing operators	21	1,001	74	24	1,093	46
Total	**27**	**1,074**	**98**	**43**	**1,170**	**102**

DISMISSAL BY AGE AND REGION

	2020				2019			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Spain	8	16	3	27	15	24	5	44
U.S.	523	446	105	1,074	597	484	89	1.170
ROW	29	47	22	98	31	54	17	102
Total	**560**	**509**	**130**	**1,199**	**643**	**562**	**111**	**1.316**
%	46.7%	42.5%	10.8%	100.0%	48.9%	42.7%	8,4%	100,0%

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BREAKDOWN OF ABSEENTISM BY TYPE AND REGION*

	2020				2019			
	Spain	U.S.	Rest of the world	Total general	Spain	U.S.	Rest of the world	Total general
Illness	311,932	564,523	293,958	1,170,413	291,076	384,397	185,929	861,402
Work accident	66,809	35,159	4,314	106,282	20,360	27,476	3,198	51,034
Maternity / Paternity	81,363	145,309	116,389	343,061	49,024	158,699	174,554	382,277
Paid leave	115,581	425,152	11,919	552,651	61,167	36,750	4,729	102,646
Unpaid leave	1,870	254,972	18,317	275,159	3,275	93,193	13,840	110,308
Total	**577,555**	**1,425,115**	**444,896**	**2,447,566**	**424,902**	**700,516**	**382,250**	**1,507,668**

*Data for 2019 in U.S. has been recalculated

BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER*

	2020					2019				
	W	M	Total general	W	M	W	M	Total general	W	M
Illness	838,705	331,708	1,170,413	72%	28%	590,517	270,885	861,402	69%	31%
Work accident	62,072	44,210	106,282	58%	42%	33,305	17,729	51,034	65%	35%
Maternity / Paternity	302,923	40,138	343,061	88%	12%	318,458	63,820	382,278	83%	17%
Paid leave	367,349	185,301	552,651	66%	34%	60,131	42,516	102,646	59%	41%
Unpaid leave	213,239	61,920	275,159	77%	23%	87,322	22,986	110,308	79%	21%
Total	**1,784,288**	**663,278**	**2,447,565**	**73%**	**27%**	**1,089,733**	**417,936**	**1,507,668**	**72%**	**28%**

*Data for 2019 in U.S. has been recalculated

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2020			2019		
	Women	Men	Total	Women	Men	Total
Executives	619	1,444	2,064	1,076	2,413	3,489
Directors	4,553	6,950	11,503	5,610	9,916	15,527
Senior management	9,455	14,917	24,372	10,520	15,598	26,118
Management	19,903	24,665	44,568	21,828	24,390	46,218
Senior professionals	37,950	44,320	82,271	44,395	50,949	95,344
Professionals	52,388	60,736	113,124	46,808	58,960	105,768
Administrative staff / Manufacturing operators	1,155,108	582,053	1,737,161	1,125,631	575,284	1,700,915
Total	**1,279,976**	**735,085**	**2,015,062**	**1,255,868**	**737,511**	**1,993,379**
% by gender	**64%**	**36%**	**100%**	**63%**	**37%**	**100%**
Average workforce	**11,719**	**8,562**	**20,281**	**10,165**	**7,680**	**17,845**
Ratio	109.22	85.85	99.36	124	96	112

*Data have been reported for 91,8% of the workforce

BREAKDOWN IN TRAINING HOURS BY REGION AND GENDER

	2020		
	W	M	Total general
Spain	153,864	173,572	327,435
U.S.	988,336	543,681	1,532,016
ROW	89,195	66,415	155,610
Total	**1,231,394**	**783,667**	**2,015,062**

*Data have been reported for 91,8% of the workforce

102-48

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT

OUR PEOPLE | TABLES | 169

AVERAGE RETRIBUTION OF BOARD MEMBERS AND EXECUTIVES BY GENDER

	2020			2019		
Euros	Women	Men	Total employees	Women	Men	Total employees
Total average salary	217,543.0	273,101.7	254,582.2	216,693.9	270,392.2	253,009.4
Executives, employees and board members	170	340	510	157	328	485
Salary gap		20.3%			19.9%	

* To avoid distorting the results, the average fixed salary excludes salaries based on seniority or individual/personal events

CONTRIBUTION TO LONG-TERM SAVINGS SYSTEMS

	2020			2019		
	Women	Men	Total	Women	Men	Total
Spain	390.6	505.1	895.7	365.7	467.7	833.4
U.S.	12,431.0	14,462.0	26,893.0	12,352.0	13,787.8	26,139.8
ROW*	298.3	289.1	587.4	Not reported	Not reported	Not reported
Total	**13,120.0**	**15,256.2**	**28,376.1**	**12,717.7**	**14,255.5**	**26,973.2**
%	46.2%	53.8%	100.0%	47.1%	52.9%	100.0%

GENDER PAY GAP

	SPAIN		UNITED STATES Plasma centers		UNITED STATES Rest of activities		IRELAND		GERMANY	
	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020	Adjusted Gender Pay Gap 2020	Gender Pay Gap 2020
Executives	n.a.	19.3%	n.a.	7.5%	n.a.	24.0%	n.a.	n.a.	n.a.	n.a.
Directors	n.a.	16.2%	n.a.	4.0%	4.6%	4.8%	n.a.	n.a.	n.a.	-8.6%
Senior management	1.2%	2.6%	n.a.	-1.6%	-2.0%	0.4%	n.a.	n.a.	n.a.	19.6%
Management	6.8%	7.7%	n.a.	4.9%	5.0%	5.0%	n.a.	12.3%	n.a.	9.1%
Senior professionals	4.3%	7.2%	5.0%	5.3%	3.0%	1.9%	n.a.	-0.3%	n.a.	7.6%
Professionals	3.9%	4.7%	5.1%	4.9%	5.9%	6.6%	n.a.	3.9%	3.5%	3.5%
Admin./Manuf. Operators	0.7%	2.4%	-1.5%	-1.8%	3.6%	4.6%	n.a.	2.0%	-1.3%	-2.6%

For confidentiality and personal data protection reasons, no pay gap data is shown in those professional categories in which there is not a minimum of 3 people of each gender. The adjusted gender pay gap is not shown in those categories for which it is not possible to obtain data with enough statistical significance through the econometric model.

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT

OUR PEOPLE | TABLES | 170

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER IN SPAIN IN EUROS

		Fixed wage - Average 2020	Fixed wage - Average 2019	Fixed wage - Average 2018
Executives	Women	236,614.2	190,937.2	215,868.7
	Men	293,358.1	289,865.1	212,953.0
Directors	Women	104,228.4	100,628.2	98,924.8
	Men	124,396.9	123,177.3	125,071.7
Senior management	Women	78,342.0	77,288.9	76,002.9
	Men	80,413.0	78,465.1	80,315.1
Management	Women	54,357.8	52,634.3	51,989.7
	Men	58,921.7	57,781.7	57,588.3
Senior professional	Women	41,585.4	40,595.9	39,644.6
	Men	44,829.2	43,729.1	43,565.1
Professional	Women	36,119.2	35,035.3	34,304.5
	Men	37,893.0	37,331.8	36,628.8
Admin./Manuf. Operators	Women	27,048.6	26,209.3	25,558.4
	Men	27,700.6	26,875.4	26,290.0

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER IN IRELAND IN EUROS

		Fixed wage - Average 2020	Fixed wage - Average 2019
Executives	Women	n.a.	n.a.
	Men	n.a.	n.a.
Directors	Women	n.a.	n.a.
	Men	n.a.	n.a.
Senior management	Women	n.a.	n.a.
	Men	n.a.	n.a.
Management	Women	68,352.2	65,414.6
	Men	77,902.6	74,716.0
Senior professional	Women	52,791.0	51,882.4
	Men	52,654.0	51,355.8
Professional	Women	44,874.8	42,809.4
	Men	46,715.1	45,312.4
Admin./Manuf. Operators	Women	36,471.1	35,112.9
	Men	37,221.7	35,329.1

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER IN GERMANY IN EUROS

		Fixed wage - Average 2020	Fixed wage - Average 2019
Executives	Women	n.a.	n,a
	Men	n.a.	n,a
Directors	Women	172,018.2	165,896.3
	Men	158,361.4	152,464.0
Senior management	Women	93,098.6	93,875.6
	Men	115,787.1	110,835.5
Management	Women	75,927.0	75,367.4
	Men	83,514.7	77,491.4
Senior professional	Women	55,902.3	53,880.2
	Men	60,519.8	59,531.8
Professional	Women	59,479.1	56,854.4
	Men	61,649.6	59,503.0
Admin./Manuf. Operators	Women	28,349.3	26,318.5
	Men	27,632.7	25,718.3

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER IN THE U.S. IN USD

PLASMA CENTERS		Fixed wage - Average 2020	Fixed wage - Average 2019	Fixed wage - Average 2018
Executives	Women	352,263.5	346,785.2	347,699.3
	Men	380,995.7	380,623.4	375.,785.9
Directors	Women	208,555.6	207,708.8	207,697.9
	Men	217,271.4	212,464.9	209,694.5
Senior management	Women	152,708.0	137,173.1	122,292.4
	Men	150,236.0	123,074.4	123,810.3
Management	Women	104,709.3	97,825.7	97,009.0
	Men	110,151.9	107,015.0	107,175.5
Senior professional	Women	86,063.6	83,818.7	85,205.8
	Men	90,880.2	89,639.0	88,145.0
Professional	Women	62,882.7	62,370.8	63,334.0
	Men	66,155.5	65,799.0	67,937.4
Admin./Manuf. Operators	Women	35,659.4	34,686.3	34,075.4
	Men	35,017.3	34,236.9	34,060.5

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER IN THE U.S. IN USD

REST OF ACTIVITIES		Fixed wage - Average 2020	Fixed wage - Average 2019	Fixed wage - Average 2018
Executives	Women	309,867.4	292,335.6	298,486.0
	Men	407,974.4	391,118.1	334,280.9
Directors	Women	207,781.0	201,665.2	194,198.9
	Men	219,348.1	209,694.7	204,280.6
Senior management	Women	168,071.5	162,482.7	159,042.8
	Men	168,751.0	165,214.0	161,570.1
Management	Women	125,690.3	122,128.2	121,734.5
	Men	132,191.4	129,211.7	127,429.6
Senior professional	Women	104,468.4	101,501.2	100,294.3
	Men	106,542.7	103,591.0	102,983.8
Professional	Women	71,969.8	70,450.9	71,395.5
	Men	77,004.3	76,375.1	75,281.2
Admin./Manuf. Operators	Women	57,175.5	54,985.7	53,490.9
	Men	59,742.6	57,871.6	56,142.5

* To avoid distorting the results, the average fixed salary excludes salaries based on seniority or individual/personal events

Note: Data related to the average remuneration for 2019 and 2018 has been adapted to the new professional categories reported in 2020

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT

OUR PEOPLE | TABLES | 171

AVERAGE WAGE* BY AGE IN IRELAND IN EUROS

Age	Fixed wage - Average 2020	Fixed wage - Average 2019
<30	44,382.0	41,105.5
30-50	56,338.7	55,318.6
>50	95,269.4	135,138.1

AVERAGE WAGE* BY AGE IN GERMANY IN EUROS

Age	Fixed wage - Average 2020	Fixed wage - Average 2019
<30	30,762.5	28,916.9
30-50	38,132.7	36,552.1
>50	49,258.6	46,376.4

*To avoid distorting the results, the average fixed salary excludes salaries based on seniority or individual/personal events

AVERAGE WAGE* BY AGE IN SPAIN IN EUROS

Age	Fixed wage - Average 2020	Fixed wage - Average 2019	Fixed wage - Average 2018
<30	30,569.3	29,347.3	28,310.4
30-50	39,790.9	38,706.4	37,174.0
>50	58,703.3	57,642.2	53,587.2

AVERAGE WAGE* BY AGE IN THE U.S. IN USD

Age	Fixed wage - Average 2020	Fixed wage - Average 2019	Fixed wage - Average 2018
<30	34,501.9	33,508.4	31,022.7
30-50	58,880.9	56,716.7	56,864.3
>50	92,155.3	89,417.7	86,057.3

ACCIDENT RATE	U.S. 2019		U.S. 2020		Spain 2019		Spain 2020		ROW 2019		ROW 2020	
	W	M	W	M	W	M	W	M	W	M	W	M
Total number of work accidents with leave* (LTI), without leave (NLTI) and first aid (FA)	619	245	608	243	118	138	84	126	71	6	77	29
Total number of work accidents with leave* (LTI)	49	17	42	24	41	58	13	38	35	9	30	17
Hours worked			16,272,910	10,709,807			2,840,935	3,621,720			2,655,264	1,951,424
Accident Frequency Index	3.0	1.7	2.6	2.2	15.1	16.5	4.6	10.5	10.4	5.7	11.3	8.7
Severity Index	0.15	0.03	0.06	0.03	0.39	0.34	0.07	0.24	0.16	0.13	0.13	0.06

*Total number of accidents with sick leave (non itinere) without sick leave and first aid,

**Total number of accidents with sick leave (non itinere) excluding COVID

In 2020, 3 occupational diseases was recorded in the U.S. (2 men and 1 woman) and 1 occupational disease (1 woman) in ROW, including ergonomic diseases

***Number of occupational accidents with sick leave (non itinere) excluding COVID / total no. of actual hours worked *10^6

****Nº of days not worked due to occupational accidents with sick leave (non itinere) excluding COVID /nº of actual hours worked *10^3),

The days lost are counted as the difference between the calendar days (without discounting holidays or vacations in the calculation) between the date of discharge and the date of sick leave,

SOCIAL OUTREACH INITIATIVES Grifols is committed to positively contributing to social progress. In addition to offering life-enhancing medicines and diagnostic solutions, the company actively participates in local communities where its operations are based, contributing to job creation, social value and economic development. 41M€ SAVINGS IN THE SPANISH HEALTHCARE SYSTEM 67 M€ COMMITTED TO SOCIETY

COMMITTED TO SOCIETY

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COMMITTED TO SOCIETY | COMMITTED TO SOCIETY | 174

COMMITTED TO SOCIETY

Grifols has been dedicated to enhancing the health and well-being of people around the world since its establishment.

The company's new Sustainability Policy outlines the core principles and commitments of Grifols' social and environmental responsibility, while serving as a framework to clearly and systematically integrate them into the business model. This policy not only sets the company's commitment to its social environment as an objective but also ensures that Grifols' business activities have a positive impact on its core stakeholders – employees, patients, donors, customers, suppliers and society as a whole.

In this regard, Grifols contributes to the development of society by promoting and participating in an array of social outreach initiatives that align with its business objectives and trigger a positive ripple effect beyond financial performance.

Grifols' social commitment is grounded in four core principles designed to benefit a diverse group of stakeholders while promoting the United Nation's Sustainable Development Goals (SDGs). Specifically, these include SDG 3, regarding health and well-being; SDG 10, aimed at reducing inequality; and SDG 17, on the need to forge partnerships to collectively attain these objectives, among others.

In accordance with the principles and guidelines outlined in its Sustainability Policy, Grifols has started working on a new global Social Action Policy that supports its corporate strategy and is aligned with the Sustainable Development Goals.

GRIFOLS ALLOCATED OVER EUR 41 MILLION TO SOCIAL OUTREACH INITIATIVES IN 2020

More information on Grifols' contribution to SDGs is included at the beginning of this report. Detailed information on actions taken in 2020 is publicly available on Grifols' corporate website.

TOTAL SOCIAL INVESTMENT: 41.2 M€

Category	Amount
PATIENT ORGANIZATIONS AND PROGRAMS	21.4 M€
SOCIAL ACTION TO DONORS AND LOCAL COMMUNITIES	2.1 M€
SCIENTIFIC, RESEARCH AND EDUCATIONAL AWARDS	4.0 M€
SPECIAL PROJECTS, SPONSORSHIPS AND OTHERS	6.9 M€
FOUNDATIONS	6.8 M€

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I COMMITTED TO SOCIETY I 175 z PRINCIPLES AND MAIN STAKEHOLDERS Scientific awards, scholarships and collaborative research initiatives Promoting self-sufficiency of plasma-derived medicines Contributing to reduce global healthcare costs More information in Chapter 5: “Innovation”. SOCIAL COMMITMENT Local initiatives Educational initiatives Health initiatives Environmental initiatives Grifols Academy More information in Chapter 7: “Our People” Collaborations and programs Production capacity and supply commitment Access to treatments Probitas Foundation José Antonio Grífols i Lucas Foundation Víctor Grífols Lucas Foundation

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT
COMMITTED TO SOCIETY | COMMITTED TO SOCIETY | 176

GRIFOLS' SOCIAL ACTIONS DURING COVID-19

COVID-19 was declared a pandemic on March 11, 2020, by the World Health Organization (WHO). Since then, Grifols has spearheaded numerous initiatives to address the global healthcare crisis, while doing its utmost to serve all stakeholders by minimizing production and delivery delays of any of its products and services, which are essential for patients and healthcare professionals worldwide.

Part of Grifols' efforts have focused on recovering levels of plasma donations by leading and participating in global education and advocacy campaigns to raise awareness of plasma in general and, more specifically, the need for convalescent plasma (antibody-rich plasma from people who have recovered from COVID-19), also known as hyperimmune plasma.

AWARENESS CAMPAIGNS AND PROMOTION OF PLASMA AS AN ESSENTIAL RAW MATERIAL

GIVE YOUR LIGHT

In July 2020, a multi-channel plasma-donor recruitment campaign was launched in the U.S. to raise awareness about the importance of plasma donation and recruit more plasma donors into Grifols' plasma centers network. The campaign was encompassed TV, radio, social media, digital and other platforms to reach potential donors. Patient organizations also participated actively through their social media platforms, websites and newsletters.



THE FIGHT IS IN US

Grifols partnered with U.S. leading organizations including national blood collectors, research entities, non-profits and other plasma-derived therapy manufacturers on "The Fight Is in Us" (TFIIUS) campaign, aimed at educating and raising awareness on the importance of convalescent plasma donation.


YOUR PLASMA CAN HELP
US ALL FIGHT BACK
TheFightIsInUs.org

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COMMITTED TO SOCIETY | COMMITTED TO SOCIETY | 177

SERVING SOCIETY: COVID-19 TREATMENTS AND DETECTION TESTS

DURING THE PANDEMIC, GRIFOLS' SOCIAL INITIATIVES INCLUDED SUPPORT FOR HOSPITALS AND FOOD COLLECTION

Grifols has offered its wealth of experience and expertise on plasma and allocated substantial R+D+i resources to develop potential COVID-19 treatments and detection tests since the outbreak of the pandemic.

COVID-19 has heightened social inequality and economic vulnerability. In response to this, Grifols has organized food drives and Personal Protective Equipment donation campaigns in the areas most affected by the pandemic. In the U.S., Grifols plasma centers collected more than 225,000 kgs of food for local food banks. The company has also offered technical and logistical assistance to hospitals for the storage, preparation and dispensation of medicinal products, as well as support to remodel and expand their facilities to treat COVID-19 patients.

Direct transfusion of convalescent or hyperimmune plasma	Production of a hyperimmune immunoglobulin from convalescent plasma	More than 300 donation centers supporting the collection of convalescent plasma	Molecular test for the detection of SARS-CoV-2, similar to PCR
Inactivation service with methylene blue	Clinical trial stage	Collaboration	In collaboration with Hologic
United States and Europe, including Spain	United States and Spain	United States and Germany	Europe, including Spain, Andorra and others

PROBITAS FOUNDATION

THE TWIN FAMILIES INITIATIVE DURING COVID-19

The COVID-19 pandemic has unleashed extremely negative socio-economic repercussions, especially for at-risk families. To alleviate this problem, the Probitas Foundation launched the "Twin Families" initiative to ensure children in at-risk households receive a healthy meal every day in their school cafeteria

VÍCTOR GRÍFOLS I LUCAS FOUNDATION

ADDRESSING COVID-19 FROM A BIOETHICAL STANDPOINT

The Foundation spearheaded 10 initiatives to spark debate and spread knowledge on a range of issues, mostly relating to the pandemic. Welcoming more than 2,600 participants, these events included:

- COVID-19: Bioethics in the Spotlight
- COVID-19: Individual Freedoms Versus the Common Good
- Information Ethics in Times of COVID-19
- Science and Ethics in a Post-Pandemic World
- Bioethics and the Society, Post-COVID-19

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I COMMITTED TO SOCIETY I 178 z MEASURING SOCIAL AND ECONOMIC IMPACTS For Grifols, achieving solid economic results goes hand in hand with creating value for its main stakeholders. In 2020, Grifols also finalized its first project to estimate its contribution to community welfare. Initiated in 2019, the project uses the Social Return on Investment (SROI) methodology to measure the social value created by Grifols’ U.S. donation centers, analyzing and quantifying their impact on donors, patients and local communities where these centers are based. This approach promotes Grifols’ efforts to capture value beyond financial performance gain by assessing the changes its activities produce in the lives of these key stakeholders. In addition, it serves as a powerful tool in the company’s ongoing quest for operational excellence by offering an in-depth understanding of how the change is produced and its consequent impact. With this objective in mind, Grifols calculated the total socio-economic impact of its operations in the United States, Spain, Germany and Ireland in terms of wealth generation and job creation using an input-output analysis. Following this approach, it assessed the inputs from these four countries: outlays on local suppliers of goods and services; R+D+i and capital investments; main taxes paid; financial expenses; dividend payments; and employee expenditures based on wages received; and the associated outputs stemming from its operations. The main indicators are outlined at the beginning of this report and the specific report is available on Grifols’ website in the Corporate Stewardship Reports section. The main indicators are outlined at the beginning of this report and the specific report is available on Grifols’ website in the Corporate Stewardship Reports section.

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SUPPORTING PATIENTS AND PATIENT ORGANIZATIONS I 179 Grifols’ commitment to patients is manifest in its research, development and manufacture of life-saving plasma-derived medicines, hospital pharmacy solutions and diagnostic systems. As an especially difficult year on many fronts, 2020 highlighted the importance of better understanding the patient experience. In alignment with its Strategic plan, Grifols places patients at the heart of its decision-making to ensure an in-depth understanding of their evolving needs and challenges. Since the start of the pandemic, it has collaborated closely with numerous patient organizations to closely follow the impact of COVID-19 and offer needed support to these communities. Grifols partners with patient organizations to help further their missions through a range of initiatives aimed at engagement, education, access to treatment and support. Grifols demonstrates a commitment to patient organization partners by working together strategically to prioritize activities and maximize its impact to patient communities. These collaborations always respect applicable transparency principles and country-specific regulations, including stipulations on public disclosures of information. Grifols follows standard operating procedures (SOPs) to serve as a framework for the eligibility, compliance, ethics and transparency of diverse collaboration agreements, contributions and donations to patient organizations. In 2020, Grifols allocated over EUR 21.4 million – 6.5% more than in 2019 – to support product donations and patient-centered programs, among other initiatives. COMMITMENTS • Serve as a source of reliable information for patients • Promote and facilitate access to Grifols treatments • Preserve and foster Grifols’ emblematic history, passion and pioneering spirit • Support and participate in patient-centric educational initiatives SUPPORTING PATIENTS AND PATIENT ORGANIZATIONS

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT COMMITTED TO SOCIETY | SUPPORTING PATIENTS AND PATIENT ORGANIZATIONS | 180

COLLABORATIONS AND PROGRAMS

PATIENT ORGANIZATIONS HAVE BEEN ACTIVE IN PLASMA AWARENESS AND EDUCATION CAMPAIGNS

EDUCATE

Grifols' awareness campaigns and initiatives achieved record participation among patient organizations in 2020. These programs primarily addressed the role of plasma and industry challenges during the pandemic.

In the U.S., Grifols led the "Give Your Light" campaign, divulged widely by patient organizations, and played an active role in "The Fight Is in Us" campaign. The company has made determined efforts in recent years to establish and expand ties with local communities where its operations are based. These connections intensified in 2020, with joint collaborations to raise awareness on the importance of plasma. Various local organizations shared information on their social networks, websites and newsletters, leveraging their communication channels to help spread the word.

In Europe, there has been an increased focus on helping countries achieve self-sufficiency in plasma-derived medicines. Grifols supported relevant EU patient organizations to carry out specific campaigns to support plasma donation. Likewise, educational and policy materials were co-developed with patient organizations in Germany.

ENGAGE

2020 required flexibility to ensure communication and engagement with patients, employees, plasma donors and communities. Grifols rapidly adapted to virtual events early in the year and maintained close connections through this model.

- Patient speakers: Hosted 9 patient speakers, in-person and virtually, during 9 larger Grifols meetings, reaching over 1,000 global employees across all divisions.
- Plasma Donor-Center Tours: Hosted three in-person patient group tours at three U.S. plasma donor centers, welcoming over 30 patients.
- Patient Thank-You Videos: Captured and shared word of gratitude directed at plasma donors and staff, which were shared with essential workers and donors, who continued to safely come into the plasma centers during the pandemic to ensure plasma was collected for patients who require it.
- Patient Organization Presentations: Grifols presented to four patient organizations, delivering up-to-date information about Grifols' plasma-collection efforts and response to the pandemic.

ADVOCATE

In the U.S., Grifols worked with patient communities in support of bipartisan legislation HR 7839, the Continuing Access to In-Home IVIG Act. This legislation extends a Medicare demonstration program enabling primary immune deficiency (PID) patients to receive coverage for the administration of IVIG at home. This will ensure that these patients retain access to home infusions for the next three years.

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SUPPORTING PATIENTS AND PATIENT ORGANIZATIONS I 181 z PRODUCTION CAPACITY AND SUPPLY COMMITMENT SUPPORT z SUPPORT FOR THE SPANISH FEDERATION OF RARE DISEASES about AATD and diverse activities to help patients better cope with the disease. Grifols has rolled out similar programs in other countries including the U.S., Germany and Canada. Grifols is committed to providing patients with the plasma therapies they need, today and in the future. In order to fulfill this pledge, the company leads in infrastructure investments, both in terms of increasing its access to plasma and optimizing its production facilities, such as its fractionation and purification plants. Grifols made strategic investments in recent years to increase its access to plasma, enabling it to boost its inventory levels by 28% in 2018 and 13% in 2019. These strategic decisions, as well as other initiatives to improve its supply chain operations, enhanced the company’s resilience by mitigating the risks of potential breaks in supply. One of the most important initiatives in 2020 was the agreement signed with the Spanish Federation of Rare Diseases (FEDER), whose membership encompasses all of the patient communities that Grifols serves in Spain. Although COVID-19 slowed down the pace of enrollment, AlfaCare has continued its efforts to enhance patient care, drawing on around 200 new registrations during 2020 (roughly 180 patients had signed up through December 2019). Grifols made a special effort to transition its initiatives to a digital format in order to continue to offer support to alpha-1 patients during the pandemic. Among the activities offered were more than 15 virtual-coffee meetings to replace face-to-face patient workshops; Q&A video with pulmonologists to address patients’ COVID/AATD-related questions; three webinars with tips on confronting the pandemic; and ongoing online physical activities led by respiratory physiotherapists. Additionally, the recently updated EU supplementary protection certificates (SPCs) – which extends patent protection for new medical products subject to prior marketing approval – opens the door to offer home infusion services in 2021. This option is already available in countries such as Argentina. The COVID-19 pandemic underscored the strategic relevance of plasma and plasma-derived medicines in ensuring quality of life for thousands of people around the world. Even before the pandemic was declared, the company was working to ensure that its plasma donation centers, production facilities and sales networks remained operational to guarantee the production of its therapies, products and services with minimal delays and disruptions. Therefore, when the pandemic struck, Grifols was still able to deliver an uninterrupted supply of main plasma proteins throughout 2020 due to the efforts previously made by the company to build a robust inventory of plasma and plasma derivatives. Through this collaboration, which included a EUR 42,000 donation, FEDER was able to offer its members online versions of their highly successful educational workshops to rare disease patient organizations. z SUPPORT FOR PATIENTS WITH ALPHA-1 ANTITRYPSIN DEFICIENCY AlfaCare is the first support program for patients with alpha-1 antitrypsin deficiency (AATD). The initiative was launched in Spain in 2018 in collaboration with the Alfa-1 Spain patient organization and backed by a multidisciplinary team of professionals, including psychologists and patient mentors. Highly regarded by AATD patients, AlfaCare complements standard healthcare services with personalized emotional and psychological support, easy-to-understand information GRIFOLS PROVIDED AN UNINTERRUPTED SUPPLY OF PLASMA-DERIVED MEDICINES THROUGHOUT 2020

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ACCESS TO TREATMENTS

GRIFOLS PLASMA-BASED THERAPIES: VALUE FOR PATIENTS

In 2020, Grifols finalized its first study to measure the value created by its plasma-derived medicines. Initiated in 2019, the project follows the Social Return on Investment (SROI) methodology to measure the social value generated for patients and estimates the global cost-benefit of its treatments in 2019.

Based on these findings, the quality-of-life improvement (measured in QALYs) of patients treated with Grifols' plasma-based medicines (for the main diseases for which they are indicated) totals EUR 3,636 million. This estimate is calculated by assessing the impact of the main plasma proteins (immunoglobulin, alpha-1 antitrypsin and factor VIII) on patients, compared to alternative treatments or the absence of treatment, based on available scientific sources. The improvement in patients' quality of life compared to the cost of treatment is estimated at 30% globally.

More information on SROI indicators are available at the beginning of this document and the full report is available on Grifols' website in the Corporate Stewardship Reports section.

PRICE-SETTING POLICY

The production of plasma-derived medicines is a complex and highly regulated process that takes seven to twelve months to complete. As such, increasing product availability is a gradual process that involves expanding the supply of plasma, laboratory facilities and productive capacities.

Grifols is an industry leader in these types of investments in reflection of its longstanding commitment to patients, medical professionals and hospitals.

The company's price-setting policy is grounded in two core principles: first, cost should never be an obstacle to receiving optimal patient care and treatment, as highlighted in the SROI analysis; and second, pricing should guarantee the firm's long-term sustainability and reinforce its commitment to researching and developing new therapies.

Today, Grifols' pricing of plasma-derived therapies enables it to meet supply security, equity and the economic sustainability criteria. It also further ensures that price is not a barrier to treatment for patients.

PROGRAMS TO PROMOTE ACCESS TO TREATMENT

The company has been actively working to increase access to treatment. Since 2006, Grifols has supported the PatientCare program to facilitate treatment for hemophilia and primary immunodeficiency patients in the United States. The program has three main projects to address specific needs:

- Grifols Assurance for Patients (GAP), which covers the cost of Grifols products during lapses in medical insurance coverage.
- Grifols Patient Assistance (GPA), which offers treatment to patients who need help temporarily.
- Emergency Supply System, which provides immunoglobulin to physicians to treat patients in emergency situations.

Globally, 75% of hemophilia patients do not have access to adequate treatment. Grifols considers it a moral obligation to provide medicines to patients who require them. In reflection of its commitment to serve patient communities around the world, Grifols has collaborated with the World Federation of Hemophilia (WFH) Humanitarian Aid Program since 2014.

From 2014-2021, the company has pledged to donate 200 million international units (IU) of clotting factor medicines to ensure patients in developing countries receive adequate treatment. Based on WFH estimates, these donations will provide around 10,300 doses per year to treat severe bleeding episodes in 6,000 patients during this eight-year timeframe.

As part of its pledge, Grifols has donated more than 170 million IU of product to date, including 43 million IU in 2020.

Grifols has been a proud supporter of the WFH's efforts to improve access to hemophilia treatments for over a decade. In 2020, the WFH agreement extended to include products manufactured outside the U.S., significantly expanding its capacity to benefit more patients worldwide.

MORE THAN 43 MILLION INTERNATIONAL UNITS OF CLOTTING FACTOR MEDICINES DONATED IN 2020

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HEALTHCARE FOR PRIORITY DISEASES

	Disease Addressed by Grifols	Country	Potential Impact
AMBAR (Alzheimer Management By Albumin Replacement) plasma exchange protocol with albumin as a potential treatment for mild-to-moderate Alzheimer's disease	Alzheimer	U.S. / Europe / China – Design of Centers of Excellence	More than 35 million people suffer from AD worldwide

	Disease Addressed by Grifols	Country	Potential Impact
Ebola Project A non-profit initiative to produce anti-Ebola immunoglobulin as a potential treatment	Ebola	Liberia	Highly infectious and deadly disease (55-60% fatality rate)

	Disease Addressed by Grifols	Country	Potential Impact
Phase III PRECIOSA Use of albumin to treat cirrhosis	Cirrhosis		800,000 deaths per year - High prevalence in the U.S. and Europe

	Disease Addressed by Grifols	Country	Potential Impact
Phase III APACHE Use of albumin to treat patients with acute-on-chronic liver failure	Acute-on-chronic liver failure (ACLF)		ACLF is associated with multiple organ failure and high mortality, affecting roughly 30% of patients hospitalized with cirrhosis complications

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DIAGNOSTIC SOLUTION: A VITAL SERVICE FOR DEVELOPING COUNTRIES

	Disease Addressed by Grifols	Country	Potential Impact
Specialty Diagnostics **Virological analysis using nucleic acid amplification techniques (NAT) for virus detection**	HIV Hepatitis B Hepatitis C Zika virus West Nile virus Babesiosis		High clinical impact due to its contribution to the medical decision-making process

	Disease Addressed by Grifols	Country	Potential Impact
Transfusion Diagnostics **Expand the reach of transfusion diagnostic in low-to-middle-income countries, since the use of basic hygiene measures to ensure safe transfusions is not universal**	Ensure safe transfusions, critical for surgeries and treating injuries	Philippines	Priority country*
		India	Priority country*
		Egypt	Priority country*
		Indonesia	Priority country*
		China	Priority country*

	Disease Addressed by Grifols	Country	Potential Impact
Enhance and optimize clinical diagnostics laboratories in vulnerable regions of the world to increase rates of diagnosis through the Probitas Foundation	HIV Tuberculosis Malaria Other overlooked tropical and chronic diseases	Mali Ecuador Sierra Leone Peru Tanzania Bolivia Belize Angola Ghana	The following diseases are considered a priority in a priority country: - Tuberculosis in Sierra Leone - HIV in Tanzania - Malaria in Angola

*As defined by the Access to Medicine Foundation based on WHO data.
https://accesstomedicinefoundation.org/media/uploads/downloads/5e27136ad13c9_Access_to_Medicine_Index_2018.pdf

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SUPPORTING PUBLIC HEALTHCARE SYSTEMS I 185 z COMMITMENT AND CONTRIBUTION TO HELPING COUNTRIES ATTAIN SELF-SUFFICIENCY IN PLASMA-DERIVED MEDICINES The World Health Organization (WHO), the Council of Europe and other institutions have urged all countries to strengthen their self-sufficiency in plasma-based medicines for the sake of patients. Grifols advances this commitment by supporting and collaborating with countries to help them reach higher levels of self-sufficiency and improve their healthcare systems by lessening their dependency on third parties. In 2020, Grifols’ commitment achieved three important milestones: • Acquisition of production facilities in Canada to help the country increase its supply of plasma-derived medicines, working in close collaboration with national health authorities. With this operation, Grifols plans to remodel the industrial facilities, which will create numerous jobs for the country. For more than three decades, it has provided safe plasma medications to Canadian patients and healthcare providers by processing its plasma through an industrial plasma fractionation service contract. Following this acquisition, it becomes the only large-scale commercial manufacturer of plasma medicines in Canada. • Strategic alliance with Egypt’s National Service Projects Organization (NSPO) to develop the country’s hemoderivatives market through the opening of 20 plasma centers and the construction of production facilities, including plasma-fractionation and protein-purification plants, a logistics warehouse and a quality-control laboratory. Through this agreement, Grifols will offer its vast industry knowledge and expertise; intellectual property; and all its support, guidance, training, engineering solutions, manufacturing services, know-how and technology expertise. Local operations will abide by the highest safety and quality standards. This added value will help Egypt develop its own infrastructures to strengthen its healthcare system and meet its plasma-supply needs in the medium term. • Agreement with Italy’s Emilia-Romagna region in collaboration with the Italian company Kedrion to process plasma through its industrial plasma-fractionation service. This agreement will also provide plasma-derived medicines to patients in the region. Grifols’ leadership in the manufacture of plasma-derived products, technical expertise and solid reputation in the construction and management of plasma donation centers and production facilities are differential factors that enable it to forge strategic partnerships with global healthcare authorities. SUPPORTING PUBLIC HEALTHCARE SYSTEMS

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SUPPORTING PUBLIC HEALTHCARE SYSTEMS I 186 z CONTRIBUTING TO REDUCING HEALTHCARE COSTS Complementary to its usual activity, Grifols offers its facilities, technology, know-how and technical expertise to public donation centers and public health organizations to process their surplus plasma, purify the proteins and return them as plasma-derived medicines. Regulated by fractionation service agreements, these collaborations generate significant cost savings for public healthcare systems. For example, in Spain, the public healthcare system saved an estimated EUR 67 million in 2020 thanks to this collaboration. The company offers this service in Spain, the Slovak Republic, Italy and Canada. SPAIN’S PUBLIC HEALTHCARE SYSTEM SAVED EUR 67 MILLION GRIFOLS’ INDUSTRIAL FRACTIONATION PROGRAMS EXPERIENCE, KNOWLEDGE AND EXPERTISE AT THE SERVICE OF BLOOD-BANK AND TRANSFUSION-CENTER PROFESSIONALS Grifols’ industrial fractionation service for hospital plasma is a comprehensive solution that encompasses the logistics of plasma (collection, transport, control and analysis) and its fractionation, purification, dosage and delivery as a finished product. Collaborative solution Safety in the plasma Integrated control of the production supply chain process. Complete confidence in Grifols’ manufacturing systems

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A RANGE OF PROGRAMS TO MEET THE NEEDS OF BLOOD BANKS

- **Transport and plasma storage services to guarantee the quality of transfusion plasma,** including the Contingency Program to address issues with refrigeration equipment; the IPTH Program, which offers additional viral safety measures; and the Secure Program, which focuses on the collection, storage and recovery of frozen plasma.
- **Plasma for hemoderivatives,** including the Apheresis Program, a collaborative effort with blood banks and transfusion centers to encourage plasma donation through plasmapheresis.
- **Laboratory services,** including the Biolab Program, which offers various services including analyses of samples, immunohematology tests and quality control of plasma for laboratories, among others.
- **Quality services,** including the Quality Program, an initiative that provides expert advice on management and quality control systems, as well as plasma-related training initiatives, workshops and educational programs delivered through the Grifols Academy of Plasmapheresis.
- **Grifols Plasma Management Service,** a tool developed to improve and facilitate communication among the various parties that intervene in the follow-up of industrial fractionation contracts.

Since the onset of the pandemic, Grifols has also worked closely with health authorities in countries where it has a major presence, including the United States, Spain and China, to share its knowledge and technology on plasma inactivation for direct transfusions and the potential benefits of convalescent plasma to develop a possible treatment using hyperimmune immunoglobulins.

DURING THE COVID-19 PANDEMIC, GRIFOLS INACTIVATED CONVALESCENT PLASMA FROM BLOOD BANKS FOR DIRECT TRANSFUSION AS A TREATMENT WITHIN THE FRAMEWORK OF SEVERAL ONGOING CLINICAL TRIALS


BLOOD DONOR
BLOOD DONOR
Customers
Restricks

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SOCIAL INITIATIVES AND COMMUNITY SUPPORT I 188 In alignment with the principles and guidelines in Grifols’ Sustainability Policy and the newly created Sustainability Committee, the company has started working on a new Global Social Action Policy integrated into its corporate strategy. Grifols’ plan for social action offers the opportunity to contribute to the United Nations 2030 Agenda for Sustainable Development by using corporate resources, such as monetary support, in-kind services and time dedicated by its global employees. opportunities in the communities where Grifols operates the communities where Grifols operates GRIFOLS’ SOCIAL INITIATIVES CONTRIBUTE TO THE SDGs THROUGH MONETARY SUPPORT, IN-KIND SERVICES AND TIME DEDICATED BY ITS EMPLOYEES development Promote science as a driver of positive change GRIFOLS’ SOCIAL ACTION PLAN LOCAL EDUCATION DEVELOPMENT Contribute to guarantee access to education and equality ofMaximize positive impacts and opportunities to generate shared value in Contribute to drive positive change: gender equality, ethics and values Get closer to donor communities and engage with communities where production facilities are located Community programs in other countries and humanitarian aid HEALTH AND ENVIRONMENT WELL-BEING Promote and improve access to healthcare Contribute to recover and enhance natural and environmental patrimony Direct and foundation-led initiatives Create transversal hub uniting education, health and well-being to local Direct initiatives and joint projects in collaboration with nature conservation associations SOCIAL INITIATIVES AND COMMUNITY SUPPORT

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SOCIAL INITIATIVES AND COMMUNITY SUPPORT I 189 Grifols’ decisions on investments and donations to social programs and actions are governed by the general guidelines established in its Code of Conduct. The company follows explicit procedures to ensure transparency and fairness of all initiatives and collaborations, as well as alignment with its corporate mission. These committees follow a standard operating procedure to supervise all grant and donation applications received in their geographical region and ensures they align with Grifols’ Sustainability Policy and corporate mission. To determine eligibility for Grifols’ charitable donations, the following criteria are applied: • They positively impact communities where Grifols has a permanent office or project site. MORE THAN 2,000 EMPLOYEES VOLUNTEERED IN GRIFOLS’ SOCIAL OUTREACH ACTIONS, TOGETHER CONTRIBUTING OVER 9,000 HOURS OF THEIR TIME TO LOCAL COMMUNITIES Grifols has eight Grants Committees – operational in Clayton (North Carolina), Emeryville, Los Angeles, and San Diego (California) and in Denver (Colorado), Dublin (Ireland), Frankfurt (Germany), San Diego (California) and San Marcos (Texas) – which examine projects where the company could provide the largest impact. Grifols has has local community relations grant committees at each major site to coordinate and manage all of the company’s non-healthcare-related donations and in-kind services. In this role, it reviews and approves charitable donations that aim to support community needs. • The recipient must be considered a charitable organization. In the U.S., entities must be tax-exempt under section 501(c)(3) of the Internal Revenue Service Tax code for schools and academic institutions. Based on these assessments, they collectively allocated USD 250,000 to various projects and initiatives. Donations totaling USD 335,000 were also approved for Habitat for Humanity and the United Services Organization. • Their primary mission includes efforts to encourage education and STEAM (science, technology, engineering, art and math) vocations, alleviate homelessness and hunger, or improve the natural environment.

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PROMOTING EDUCATION

Grifols strives to ensure access to education and equal opportunities for young people in communities where it operates, with the goal of generating shared value and sparking interest in STEAM (Science, Technology, Engineering, Arts and Mathematics) fields. The company also supports educational programs to promote gender equality and the formation of ethical values.

DESPITE THE PANDEMIC, GRIFOLS LED OR PARTICIPATED IN MORE THAN 100 TRAINING AND EDUCATIONAL ACTIVITIES

COLLABORATIONS WITH EDUCATIONAL INITIATIVES

Grifols supports initiatives designed to elevate the access and quality of education through donations and alliances for science-oriented local schools and organizations, where it can contribute its knowledge and expertise. The following table highlights these partnerships.

UNITED STATES

Discover the plasma. A collaboration with Johnston Community College and Johnston County (North Carolina) public schools to develop a module for middle-school students as part of the county's science curriculum.

Operational in 2020 until schools closed as result of the pandemic, it included the purchase of academic materials and educational online support for newly hired teachers in Johnston County.

College Scholarship for Women

College scholarship at Johnston Community College to support the objectives of the Linda Van Lassiter Women's Society, a philanthropic organization focused on providing higher education opportunities for young women in economically disadvantaged areas of Johnston County.

GERMANY

Professional development and internships

Grifols collaborates with universities to offer student internships at its German facilities, as well as promotes professional development by mentoring trainees in its plasma centers and other departments. In 2020, Grifols trained 37 people in medical and sales internships.

Collaboration with stART e.V.

Grifols supports the education of migrant children and young people, helping them acquire German-language skills to prepare them for entry into schools and learning centers.

Orientation Sessions

The company offers professional orientation sessions to German students.

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SOCIAL INITIATIVES AND COMMUNITY SUPPORT I 191 MAIN INITIATIVES SCOPE COUNTRY COLLABORATION WITH GRIFOLS EMPLOYEES ACTION Educational programs with local communities U.S. “Discover the Plasma” program in local schools in Johnston County public schools until their closing due to the pandemic U.S. 4 Scholarship at Johnston Community College to support the objectives of Linda Van Lassiter Women's Society, a philanthropic organization focused on providing higher education opportunities for young women in economically disadvantaged areas of Johnston County U.S. 4 Grifols “Popsicle Stick Bridge Contest” to spark students’ interest in science, math and engineering fields U.S. 4 Development of programs to promote STEM knowledge: “The Importance of Plasma and Grifols, a Great Place to Work” U.S. 4 Participation in the San Diego State University (SDSU) Spring Festival U.S. 4 Participation in “Children in need,” an after-school enrichment program U.S. 4 Collection of books from donors and delivery to local schools and public libraries U.S. 4 Participation in Chocopalooza to raise funds for the Royal Family Kids’ Camps U.S. 4 Collaboration with the stART e.V. program Germany Factory tours and talks with students and interns Germany 4 Apprentice program at Haema as part of their professional training Germany 4 Collaborations with universities for internships in Grifols facilities Germany 4 Professional orientation sessions Germany 4

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SOCIAL INITIATIVES AND COMMUNITY SUPPORT I 192 z LOCAL DEVELOPMENT: SUPPORTING GRIFOLS’ COMMUNITIES Grifols strives to maximize its positive impact and value creation in its regions of operation, including communities where its plasma donation centers and production facilities are located. Grifols’ plasma donation centers network allows the company to work closely with local communities and directly impact their development. ACTIVITIES AND PROGRAMS z SOCIAL OUTREACH PROGRAMS IN AREAS WHERE PLASMA DONATION CENTERS ARE LOCATED Grifols’ staunch commitment to donors also extends to the communities where its plasma centers are located. The company organizes events that nurture its ties with local communities including donations and volunteer activities. In 2020, despite COVID-19 restrictions, the number of social outreach initiatives remained stable, with more than 1,700 projects implemented during the year with a very positive impact. In addition, average of 1,900 employees in Grifols’ plasma donation centers volunteered over 10,000 hours of their time for food drives, awareness initiatives, school-support programs and fundraising campaigns for non-profit organizations. The following table highlights some of these initiatives. In 2020, Grifols completed its first project to estimate its contribution to community welfare, following the Social Return on Investment (SROI) methodology. This analysis has allowed Grifols to measure the change its operations generate on donors, patients and local communities where its plasma donation centers are located. UNITED STATES “Box Out Hunger” food collection campaign “Plasma Possibilities” initiative, another example of the commitment of donors and donation centers to their communities In 2020, most of Grifols’ plasma donation centers participated in the “Box Out Hunger” campaign, working in collaboration with local food banks to help alleviate food scarcity in their communities. Despite the uncertainty unleashed by the pandemic, Grifols’ plasma donation centers collected more than 225,000 kg of food, compared to the 113,000 kg in 2019. Doubling its collections, Grifols helped supply provisions to more than 200 food banks around the country and provide 422,000 meals to 100,000 families. Grifols’ plasma donors can support their communities by participating in Plasma Possibilities, a unique initiative that allows them to “give back twice” by partially or totally contributing their donor remuneration to one of the participating non-profit organizations. Since its launch in 2017, Plasma Possibilities offers the chance to help twice: by donating plasma and by helping NGOs. It has helped raise more than USD 80,000 (USD 35,000 in 2020) for more than 40 U.S. non-profit charity organizations (19 in 2020). More information on SROI indicators are available at the beginning of this document and the full report is available on Grifols’ website in the Corporate Stewardship Reports section.

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HABITAT FOR HUMANITY

Grifols has collaborated with Habitat for Humanity in the U.S. since 2014. This NGO organizes efforts to build simple yet dignified homes to improve the living conditions of those most in need and strengthen the fabric of local communities in various cities and areas where Grifols operates.

In 2020, the company sponsored the construction of four homes, with the participation of Grifols' volunteers on building days. In total, 75 employees contributed 600 hours of their time to help build new homes. In addition, the company donated USD 207,500 towards building materials.

	ECONOMIC CONTRIBUTION	VOLUNTEERS AND HOURS
Habitat for Humanity - Greater Los Angeles, California	USD 75,000	4 construction days, 75 employees who volunteered a total of 600 hours
Habitat for Humanity East Bay/Silicon Valley, California	USD 75,000	No construction days due to COVID-19 restrictions
Habitat for Humanity Wake County, North Carolina	USD 32,500	No construction days due to COVID-19 restrictions
Habitat for Humanity Austin, Texas	USD 25,000	No construction days due to COVID-19 restrictions
Habitat for Humanity San Diego, California	USD 10,000	No construction days due to COVID-19 restrictions

UNITED SERVICES ORGANIZATION (USO)

In 2020, Grifols expanded its collaboration with the United Services Organization (USO), a non-profit charity organization chartered by the U.S. Congress that provides welfare and recreational programs and services to military service members and their families. As part of this partnership, the USO helped spread the word on the importance of plasma and plasma donors near USO sites and participate in activities to support the troops. These include activities to support USO mobile units, "No Dough Dinners," movie nights and homecoming events. Despite COVID-19 restrictions, which limited Grifols' access to USO sites, the company took part in 11 events, with 33 employees who collectively volunteered 100 hours of their time.

In 2020, Grifols' collaboration focused on USO centers in: Jacksonville, El Paso, South Texas, Northeast Florida, San Antonio, North Carolina, Hampton Roads and Central, Central Virginia, Las Vegas, Fort Hood, San Diego and Colorado Springs.

MAIN INITIATIVES

ACTION	SCOPE COUNTRY	COLLABORATION WITH GRIFOLS EMPLOYEES
Habitat for Humanity	U.S.	✔
Support for United Services Organization (USO)	U.S.	✔
COVID 19: "Box Out Hunger" campaign	U.S.	✔
Food drives for local food banks in communities affected by the Derecho storm	U.S.	✔
Aid campaign for forest fires with product donations to Women's Space. Monetary donations to the United Way	U.S.	✔
Collaboration with Street Angel, an organization dedicated to helping the homeless and low-income individuals	Germany	
Collaboration with VKKK, an association that helps pediatric cancer patients and handicapped children	Germany	
Collaborations with diverse associations and NGOs	Germany	
Awareness campaign on the importance of blood and plasma donations	Germany	✔

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PROMOTING HEALTH AND WELL-BEING

Another major focus of Grifols' social action is to support and promote solidarity actions to enhance the health and well-being of those affected by natural disasters, pandemics and other exceptional events.

GRIFOLS COLLECTED MORE THAN 225,000 KG OF FOOD FOR LOCAL FOOD BANKS AND OFFERED HOSPITALS TECHNICAL AND LOGISTICAL SUPPORT

ACTIVITIES AND PROGRAMS

COVID-19

The COVID-19 outbreak has dramatically heightened social inequality and vulnerability. In the wake of rising unemployment and financial hardship, hunger has become one of the pandemic's leading threats and after-effects. To address this critical challenge, Grifols has organized food drives and Personal Protective Equipment (PPE) donation campaigns in the regions hardest hit by the pandemic. At the same time, it has worked to offer hospitals technical and logistical support to store, prepare and dispense medicines, as well as remodel and expand their facilities to treat COVID-19 patients.

DIRECT RELIEF: SUPPORT IN EMERGENCY SITUATIONS WITH MEDICAL PRODUCTS DONATIONS

Grifols supports emergency relief actions by donating critical products and medicines to Direct Relief, a charitable organization that mobilizes and provides essential medical resources to people affected by poverty or emergency situations. Working closely with local agents, emergency management organizations and field teams, Direct Relief helps identify needs and coordinate the distribution of medical aid to communities where and when it is most needed.

In 2020, Grifols partnered with direct relief to provide employees in the U.S. in order to manage HyperTet, Albutein and Plasbumin product donations, among others, and their delivery to Haiti, Pakistan, El Salvador, Dominican Republic, Fiji, Cambodia, Liberia, Malawi, Ghana and Lebanon.

SUPPORTING SPAIN'S HEALTHCARE SYSTEM

Nearly 300 Grifols employees participated in the 10-km, 30-km and 40-km walks of the Magic Line Solidarity Walk in Barcelona, organized by the SJD Hospital in Barcelona. Achieving record-high employee participation, the company raised EUR 21,165.

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SOCIAL INITIATIVES AND COMMUNITY SUPPORT I 195 MAIN INITIATIVES SCOPE COUNTRY COLLABORATION WITH GRIFOLS EMPLOYEES ACTION Direct Relief: product donations U.S. 4 Participation in SDSU’s spring festival U.S. 4 Online delivery of information on COVID-19 via Facebook U.S. 4 Campaign to collect hygiene products for the Vermillion community U.S. 4 Children’s masks: 5 employees and their partners made 80-100 masks and donated them to schools to give to needy children U.S. 4 Association with the local boys’ and girls’ clubs to provide health articles to the families of healthcare workers U.S. Donation of "Hygiene Bags" for the needy, including bottled water, soap, hand sanitizer, disposable masks, deodorant, feminine hygiene products, wet wipes and snacks U.S. Donation of masks for the needy U.S. Shipment of supplies to hospitals in Tijuana, California U.S. 4 Participation in the job fair and informational session at Metro State University in Denver, Colorado U.S. 4 Participation in the Magic Line Walk Spain 4 Sponsorship of the “Walk Against Cancer” in Parets del Vallès (Barcelona) Spain 4 Sponsorship of Sports Week in Parets del Vallès, with funds raised for COVID-19 research Spain 4

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ENGAGED WITH THE ENVIRONMENT

Contributing to the recovery and enhancement of natural and environmental resources is part of Grifols' social action, acting as a cross-cutting hub entailing education, health, well-being and local development. To this end, the company promotes initiatives, both directly and in collaboration with associations dedicated to environmental protection. Particularly noteworthy is the Grifols Wildlife program, aimed at protecting the biodiversity of company-owned land and favoring CO_2 capture.

GRIFOLS PROMOTES INITIATIVES, BOTH DIRECTLY AND IN COLLABORATION WITH OTHER ASSOCIATIONS, ON ENVIRONMENTAL-PROTECTION INIATIVES

ACTIVITIES AND PROGRAMS

BEAUTIFYING CLAYTON'S PROTECTED AREA

Grifols participates in the Wildlife at Work and Corporate Lands for Learning programs, certified by the Wildlife Habitat Council. Students from North Carolina State University (NCSU) visit the property every year to conduct flora and fauna inventories and offer advice on how to improve their protection.

REHABILITATION OF THE BESÒS RIVER BASIN IN BARCELONA

In 2014, Grifols signed a collaboration agreement with the Consortium Besòs Tordera to support the rehabilitation of the Tenes River waterways and research on the resurgence of the otter, considered an unequivocal sign of improved biodiversity and water quality.

Other activities include community seminars on the importance of protecting the river basin and the headway that has been made to date. Grifols renewed this collaboration for three years with the Rivus Foundation, focusing on the study of mammals and fish in the area.

BEACH CLEAN-UP EFFORTS

A group of Grifols' employees proactively joined forces to clean North Carolina's North Topsail beach.

MAIN INITIATIVES

ACTION	SCOPE COUNTRY	COLLABORATION WITH GRIFOLS EMPLOYEES
Beach clean-up	U.S.	✔
Enhancement of Clayton's protected area	U.S.	✔
Rehabilitation support for Besòs River basin in Barcelona	Spain	✔

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I SOCIAL INITIATIVES AND COMMUNITY SUPPORT I 197 z SPONSORSHIPS AND PATRONAGE IN SPAIN Approved in 2019, the Grifols Social Initiatives program (GSI) in Spain governs the company’s collaborations with organizations focused on promoting social programs, including those related to sports, social needs, culture and education. The endowment in 2020 totaled EUR 600,000. • Support, complement or extend Grifols’ mission and values. • Comply with all corporate policies on ethics, transparency, conflict of interest, data protection and codes of conduct. • Have a maximum duration of 3 years, extendable to 5 in exceptional cases. All projects with more than one year of duration are reviewed annually to confirm continuation. • Have a clear social objective which must be clearly stated in the the application form that candidates must submit. As part of the admission and evaluation process, applicants must: ACTIVITIES AND PROGRAMS z FULBRIGHT SCHOLARSHIPS • Confirm that their initiatives fall within the scope of Grifols’ key action areas: sports, social actions, culture or education. • Certify honorability, good reputation and good practices in their sphere of activity. • Be up to date with all payments and obligations to government authorities. Grifols has collaborated with the prestigious Fulbright Scholarship Program since 2013. Thanks to its contributions, Spanish scholarship recipients were able to pursue and finalize master’s degrees in molecular medicine at the University of Maryland-Baltimore and in pharmaceutical sciences (Translational Medicine and Drug Discovery) at Northeastern University in Boston. Fulbright scholarships are part of an academic aid program sponsored by the U.S. State Department’s Bureau of Educational and Cultural Affairs, governments of other countries and private-sector entities. Grifols uses a set of criteria to determine the eligibility of alliances with organizations, projects and activities. An Evaluation Committee determines which projects receive funding and the duration of the collaboration. All GSI programming. Grifols does not accept applications from entities whose management includes relatives of company employees. In 2020, the company received 46 applications, formally processed 26 and selected 18 for sponsorship. MAIN INITIATIVES z COLLABORATION WITH “LA MARATÓ DE TV3” CAMPAIGN ACCIÓN CATEGORÍA In 2020, Grifols collaborated with the special edition of “La Marató de TV3,” a televised campaign to raise funds for COVID-19 research. Grifols’ fully matched the final amount raised during the event. Donation to the Viver de Bell-lloc Foundation for the construction of an occupational center Social Bioinfo4Women Program: Donation to highlight the contribution of women in diverse scientific fields Social Donation to the Maria Canals Association to promote music in hospitals as a complementary therapy Social Sponsorship of the “Liceu Aprèn” program organized by Gran Teatre del Liceu (Barcelona’s opera house) to encourage creativity and bring opera to a wider audience Cultural Sponsorship of the social outreach program “Palau Vincles” (Palace Connections) of Barcelona’s Palau de la Música to foster social inclusion through choral singing Cultural Sponsorship of the Sant Cugat Volleyball Club Sports Sponsorship of the Junior FC Hockey Team Sports Fulbright scholarships Education Collaboration with “La Marató de TV3” Social

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INITIATIVES THROUGH ASSOCIATIONS AND NGOs

PROBITAS FOUNDATION: IMPROVING THE HEALTH OF AT-RISK POPULATIONS

The Probitas Foundation was created in 2008 to improve healthcare in areas with limited resources by leveraging Grifols' expertise in global healthcare and clinical diagnostic solutions. The company's shareholders approved an annual allocation of 0.7% of corporate profits before taxes to support this private foundation.

Probitas combines in-house programs – among them, the Global Laboratory Initiative (GLI) and the Child Nutrition Support Program – with external collaborations, including Spain's Child Nutrition Reinforcement Program (Refuerzo de la Alimentación Infantil). These initiatives are channeled through local social and healthcare-focused entities, international NGOs (Red Cross, Save the Children, etc.) and United Nations agencies such as WHO, UNICEF and ACNUR, among others.

FUNDACIÓN PROBITAS

To learn more about Probitas and its core programs, please visit http://www.fundacionprobitas.org

SUPPORTING THE CORE PRINCIPLES OF THE WORLD HEALTH ORGANIZATION

In 2020, Probitas sponsored a range of local programs offering nutritional, socio-educational, psychosocial and health resources to promote the physical, psychological and emotional health and well-being of children and teenagers in vulnerable populations. Collaborations with community authorities and social organizations included a meal program to ensure students ate a healthy meal every day in the school cafeteria, in addition to socio-educational and leisure activities in safe spaces. The Foundation also sponsored activities and workshops to promote the importance of acquiring healthy habits for eating, rest, hygiene, sport and emotional well-being.

Probitas cooperates with research centers, hospitals, foundations and other partners active in the mental health sphere to support services not covered by the public health systems. These alliances aspire to heighten awareness on the reality of children with mental health issues, as well as efforts to improve early detection, foster social inclusion and reduce the stigma surrounding mental disorders.

The Foundation also works with international health programs targeting the world's most vulnerable collectives in remote, economically disadvantaged regions. In 2020, Probitas offered both monetary and non-financial support by funding sustainable health projects, as well as coordinating, managing and training local collaborators to help them become self-sufficient in the near future.

In 2020, the Probitas Foundation voiced its support once again for the WHO's basic principles of primary health care: universal access to care and need-based coverage; commitment to health equity as part of social justice-oriented development; community participation when defining and implementing health agendas; and cross-industry approaches to health.

TWIN FAMILIES INITIATIVE DURING COVID-19

The COVID-19 pandemic has generated socioeconomic difficulties for many, especially at-risk families. To alleviate this problem, the Probitas Foundation launched the Twin Families campaign, pairing families with other more vulnerable families to ensure their children eat a healthy meal every day in the school canteen. In addition to addressing their nutritional needs, meals in school cafeterias offer children at risk of social exclusion a fundamental protective environment, while promoting healthy living habits (food, personal hygiene, physical activity, emotional well-being and rest) and a holistic vision of health.

This project offers socially committed families a platform to help the most vulnerable children and youth in their local communities.

To support this effort, the Grifols People Experience organized the "Donate Your Christmas Basket to Twin Families" campaign among employees in collaboration with Probitas, which defined a list of healthy staple products to donate. Baskets included fresh fruits and vegetables, healthy frozen foods, nuts, dried fruits, legumes, eggs and traditional Christmas foods. Also included were COVID-19 items (masks, hand sanitizer and disposable gloves), diapers and personal hygiene products.

Thanks to this initiative, 1,000 economically vulnerable families were gifted with an assortment of food and other provisions, which were delivered through a network of 17 small- and medium-sized social outreach organizations in Spain. These contributions by Grifols' Spanish personnel were valued at EUR 83,4000.

More than 50 employees participated in the Probitas Foundation's Twin Families initiative through either monthly donations or regular payroll contributions, donating around EUR 20,000 in resources. The initiative also included the participation of collaborating companies such as Osborne Clarke, Kreab, Juve & Camps and Barentz.

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PROGRAMS AND INITIATIVES ALIGNED WITH SDGs

1. **Strengthen the capacity of clinical diagnostic laboratories in the world's most vulnerable regions by accessing techniques used in developed countries:** Through its Global Laboratory Initiative (GLI), the Probitas Foundation improves global health systems by helping countries diagnose diseases like tuberculosis, HIV and malaria, as well as other communicable and chronic diseases.

2. **International cooperation to end the fight against neglected tropical diseases (NTDs), among others:** Probitas International Cooperation Program works to improve local sanitation infrastructures and ensure the availability of water, sanitation and hygiene to prevent and raise awareness of these diseases.

3. **Improve the health and well-being of at-risk youth through a holistic approach:** The Foundation's Reinforcing Childhood Nutrition (RAI) program guarantees nursery, primary and high-school students a healthy meal a day in the school cafeteria, as well as providing summer school programs.

4. **Support projects aiming to improve children, youth and their families' health by offering services not covered by the public health system:** The Health, Innovation and Therapies (SIT) program supports direct intervention and innovative therapies, in addition to training, prevention and awareness for healthcare and social welfare professionals who work with children and youth.

5. **Actions to help young people thrive in their country of origin:** The Yakaar Project helps young people develop a business plan or employment search strategy in their country of origin after a training period in Barcelona, with the support of country-specific experts.

6. **Contribute to combat Ebola:** The Foundation has collaborated with Grifols Ebola Project in Liberia since 2015. Its on-the-ground knowledge of the African continent and close ties with the Liberian Ministry of Health and local and international NGOs has helped identify recovered Ebola patients and determine their suitability as potential donors of convalescent plasma, used to manufacture an anti-Ebola immunoglobulin. To date, the Foundation has made more than 3,000 field trips to the country's Plasmapheresis Modular Center in Liberia; trained and hired six local healthcare professionals; and established programs to offer nutritional and medical assistance in local communities aimed at both plasma donors and at-risk families.

CORE PROGRAMS


RAI
Child Nutrition Support Program

Objective: Improve the health and nutrition of children in at-risk collectives
Launch: 2012
Scope: 195 schools and 80-day centers
25,375 beneficiaries
2.8 million meals or snacks provided


SIT
Salud, Innovación y Terapias

Objective: Enhance the health of children and their families in situations not covered by the public health system
Launch: 2018
Scope: 13 entities
7,200 beneficiaries


PCI
Partnership Projects

Objective: Support health projects for the fight against Neglected Tropical Diseases (NTDs)
Launch: 2010
Scope: 18 countries
21 entities
114,000 direct and 4.1 million indirect beneficiaries


GLI
Global Laboratory Initiative

Objective: Strengthen the capacity of clinical diagnostics laboratories in the world's most vulnerable regions
Launch: 2010
Scope: 11 countries
29 laboratories, including 4 new labs opened in 2020
68,479 direct and 403,000 indirect beneficiaries


FARO
Training, Accompaniment, Challenges and Opportunities

YAKAAR PROJECT
Objective: Develop young people professionally in order to return to their country of origin
Launch: 2019-2020
7 entrepreneurs' scholarships

SOCIAL ACTION CALLS FOR PROPOSALS
Objetive: Promote the personal development of at-risk youth
Scope: 13 entities · 10,249 beneficiaries

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT COMMITTED TO SOCIETY I INITIATIVES THROUGH ASSOCIATIONS AND NGOs I 200

JOSÉ ANTONIO GRÍFOLS LUCAS FOUNDATION: SUPPORTING COMMUNITIES WHERE DONORS LIVE

The José Antonio Grífols Lucas Foundation was created in 2008 in honor of Dr. Josep Antoni Grífols i Lucas, a global forerunner in the plasmapheresis technique. The Foundation supports a range of activities, including educational and health programs to improve the welfare of the communities and social environments where Grifols U.S. plasma centers are based. In addition, it also promotes research related to donor health and well-being.

In 2020, Grifols revamped the Foundation by broadening its mission and positive impact on the lives of donors and their communities. The Foundation established a new board, updated its by-laws and state filings and has started developing its long-term strategic vision. The Board of Directors includes five members: three who represent plasma-donor interests and local communities, and two Grifols representatives, all of them serving on a voluntary basis.

As part its re-launch, the Board of Directors approved 11 community enhancement grants in 2020 totaling USD 300,000 to support civic, social and educational programs in areas where Grifols donation centers are located. Grants were made with the goal of strengthening community bonds and supporting the needs of the community.

The following table highlights a selection of the organizations supported in 2020.



EL SERENO MIDDLE SCHOOL - EL SERENO, CALIFORNIA

El Sereno Middle School is a public school in the city of Los Angeles, California. The grant was used to purchase new computers for the school's STEM lab, which supports over 1,000 local students from diverse backgrounds.



WOLF RIVER CONSERVANCY - MEMPHIS, TENNESEE

The Wolf River Conservancy is dedicated to the protection and enhancement of the Wolf River and its watershed as a sustainable natural resource. The grant will support their continuous online education program for STEAM students.


EL PASOANS
FIGHTING
HUNGER
FOOD BANK

EL PASOANS FIGHTING HUNGER FOOD BANK - EL PASO, TEXAS

This initiative offers home deliveries of food for community members who do not have access to the many food pantry distributions or are quarantined due to COVID-19. The funding resulted in an estimated 1,388 food deliveries.

BUSH HILLS CONNECTIONS. BIRMINGHAM. ALABAMA

Bush Hills Community Garden & Urban Farm offers a space for residents to learn how to plant, cultivate, harvest, preserve and prepare a large variety of fresh produce. The grant will support the harvest and distribution of over 9 tons of free fresh produce to local families, public service agencies and shelters.

FRIENDS OF BERSTON FIELD HOUSE. FLINT. MICHIGAN

Berston Field House was the first Flint community center available to African Americans. The grant supports the renovation of basketball courts where community residents gather and local tournaments are hosted.

VILLAGE OF MAYWOOD CONOR-HEISE MEMORIAL PARK. MAYWOOD. ILLINOIS

This grant will support the beautification and modernization of three basketball courts in Conner/Heise Park, to enhance an important part of the Maywood community, as well as encourage health and wellness through sports and recreation.

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I INITIATIVES THROUGH ASSOCIATIONS AND NGOs I 201 THE GRIFOLS FOUNDATION SUPPORTS INITIATIVES THAT HAVE A POSITIVE IMPACT ON THE LIVES OF DONORS AND THEIR COMMUNITIES CANYON SCHOOL DIST. FOUNDATION - SANDY, UTAH BOCA HELPING HANDS - BOCA RATON, FLORIDA SCHOOL FUEL - SAN MARCOS, TEXAS Canyon School District Foundation is partnering with organizations to provide computing devices and connectivity to students who are unable to attend class in person. The grant went to Sandy Elementary, a Title I school, to equip students for virtual learning. Boca Helping Hands provides food, medical and financial assistance to meet basic human needs, in addition to education, job training and guidance to foster self-sufficiency. The organization supports Boca Raton and the surrounding Palm Beach County and beyond. School Fuel’s mission is to provide the “fuel” for a better learning environment by eliminating hunger in San Marcos classrooms. The Foundation’s grant went to weekend nutrition for San Marcos students – an additional 100 children – increasing the organization’s reach by 10%. THE ROAD HOME - SALT LAKE CITY, UTAH FEEDING SOUTH FLORIDA - PEMBROKE PARK, FLORIDA The Road Home assists individuals and families experiencing homelessness in Salt Lake County. The Foundation supported their Emergency Shelter and Resource Center Program, a safety net that helps the homeless gain access to essential services and boost their self-sufficiency. Feeding South Florida is the largest, food bank serving Palm Beach, Broward, Miami-Dade and Monroe Counties. The pandemic has significantly impacted the South Florida region, which relies heavily on tourism. The Foundation’s contribution helped Feeding South Florida source and distribute around 126 tons of food for roughly 231,481 meals.

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VÍCTOR GRÍFOLS LUCAS FOUNDATION: GUIDED BY BIOETHICS

Grifols founded the Víctor Grífols i Lucas Foundation in 1988 to spark cross-disciplinary debate and dialogue on the subject of bioethics. The Foundation aims to foster ethical attitudes among healthcare organizations, companies and professionals and serve as the catalyst for new ideas, insights and perspectives on the ethics of life.

FUNDACIÓ VÍCTOR GRÍFOLS i LUCAS

More information on the Grifols Foundation: www.fundaciogrifols.org

ACTIVITIES

In 2020, the Foundation organized 10 workshops, conferences and seminars to explore ethical questions, attracting more than 2,000 participants.

AWARDS AND SCHOLARSHIPS

In 2020, the Víctor Grífols i Lucas Foundation granted eight scholarships towards bioethics research, three research awards for high school students, three awards for education centers toward ethics and science projects and an award for an audiovisual project on bioethics.

PUBLICATIONS AND ARTICLES

The Foundation has three editorial collections: "Foundation Notebooks" aimed at disseminating upcoming conferences, debate seminars and workshops; "Reports," which offer summaries and recommendations on current studies; and "Ethical Enquiries," which highlight reflections and conclusions of experts who weigh in on ethical debates.

In 2020, the Foundation sponsored five publications and articles on bioethical issues, as well as participated in several case studies.

EDUCATIONAL INITIATIVES: GRIFOLS CHAIR OF BIOETHICS

Created in collaboration with the University of Vic-Central University (UVIC-UCC), the Grifols Chair of Bioethics aims to generate and transfer knowledge in the sphere of bioethics.

The Chair imparted 10 training and informational sessions in 2020, attracting more than 2,600 participants, most of whom were healthcare professionals. Some of the most noteworthy events centered on the ethical ramifications of COVID-19:

- COVID-19: Bioethics in the Spotlight
- COVID-19: Individual Freedoms Versus the Common Good
- Information Ethics in Times of COVID-19
- Science and Ethics in a Post-Pandemic World
- Bioethics and Society Post-COVID-19

The Grifols Chair of Bioethics also supported frontline research:

- Collaboration with the "UNIV-UCC Students and the 'Big Five'" on the main roots of burnout among healthcare professionals
- Participation in the research project on the impact of COVID-19 in nursing homes, in cooperation with M30 A and the Palliative Care Chair
- Collaboration with the Bioinformatics Barcelona platform on the "Ethics and Safety of Bioinformatics" research project

Càtedra de Bioètica
UVIC·UCC
FUNDACIÓ GRÍFOLS

2020 CONSOLIDATED DIRECTORS’ REPORT COMMITTED TO SOCIETY I ALLIANCES AND ASSOCIATIONS I 203 Grifols collaborates with various public-and private-sector entities, inspired by the power of collective action to drive positive social change. z MAIN ALLIANCES The following table details the type of activity and puts in order the most representative financial contributions made by Grifols to the main associations with which it collaborates: CONTRIBUTIONS 2020 ACTIVITY DESCRIPTION OF POSITIONING/COMMITMENT Grifols supports various industry-related projects including joint efforts to promote: a global code of conduct; awareness campaigns on plasma and its multiple uses; access to its clinical treatments; plasma as an essential raw material; and rare diseases, among other topics PLASMA INDUSTRY EUR 1,703,269 Advocacy of policies and practices to support the discovery of life-saving medicines and vaccines and their access around the world. Efforts to strengthen regulatory systems to provide maximum safety, from the production plant to the patient, within an ethical framework grounded on solid codes of conduct (1) PHARMACEUTICAL INDUSTRY EUR 174,694 Initiatives to underscore the important impact of medical technologies on society, facilitating their access to individuals, patients, healthcare professionals, operators and healthcare systems. Promotion of value-based innovation to encourage greater sustainability in global healthcare systems and address their evolving needs and expectations. Serve as a reference point of the highest ethical standards in the medical technology industry for activities related to ongoing training, medical education and interactions with healthcare professionals (2) MEDICAL TECHNOLOGY INDUSTRY EUR 122,559 Participation in various national non-profit associations of biotechnology companies, created to raise awareness of their social impact and promote public policies that support the industry’s growth; serving as the sector’s voice on local and international levels to enhance its continuous innovation in benefit of human health, agriculture, industry and the environment (3) BIOTECH INDUSTRY EUR 396,278 (1) IFPMA - Homepage: (https://www.ifpma.org/ (2) Medtech Europe – Homepage (https://www.medtecheurope.org/) (3) ICBA – Homepage (https://internationalbiotech.org/about/) For more details on Grifols’ transfer of value in North America are available on the official Open Payment website: https://openpaymentsdata.cms.gov CORE ALLIANCES: SCOPE AND CONTRIBUTION • AECOC: Spanish Association of Manufacturers and• Organization for International Investment: an Distributors association of globally focused U.S. firms that • AENE: Spanish Association of Manufacturers and promotes foreign investment in the country Distributors of Enteral Nutrition Products• ISPE: International Society of Pharmaceutical • AmCham: American Chamber of Commerce in Engineering Spain, China and Thailand • JACRI: Japanese Association of Clinical Reagents Industry • ASEBIO: Spanish Association of Bio Companies • LEEM: French industry association representing • BIOcom Life Sciences Organization of California drug companies operating in France • Biotechnology Innovation Organization (BIO): the • MedTech Europe: Trade association representing world’s premier biotech trade association whose the medical technology industries, manufacturers membership includes industry firms, academic of in vitro diagnostics and medical devices institutions and U.S. state-level centers and operating in Europe and diverse national organizations associations. • CAEME: Argentine Association for Pharmaceutical • National Health Council (U.S.): platform for diverse and Biotech Products organizations to forge consensus and drive • CANIFARMA: Mexican Association of the Pharmacy patient-centered health policy and Medical Device Industries• North Carolina BIO: trade association for North • CBDL: Brazilian Chamber of In Vitro Diagnostics Carolina’s life science industry whose membership Companiesincludes companies and research institutions • EMIG: Ethical Medicines Industry Group working in the pharmaceutical, medical device, • EUCOPE: trade association representing small-diagnostic, clinical research and agricultural to medium-sized pharmaceutical and med-tech biotechnology sectors firms in Europe• PPTA: Plasma Protein Therapeutics Association • EURORDIS: a non-governmental patient-driven • SIGRE: not-for-profit organization established to alliance representing 956 rare disease patient ensure proper environmental management of organizations in 73 countries medicines and their in-house packaging • Farmafluid: Spanish Association of Fluid Therapy • SINDUSFARMA: Brazilian Association of andParenteral Nutrition Pharmaceutical Pharmaceutical Companies Laboratories • United States-Spain Council: An organization of • Farmindustria: ItalianAssociationof U.S. and Spanish leaders who work to cultivate Pharmaceutical Companiesstronger ties between the two countries ALLIANCES AND ASSOCIATIONS

ENVIRONMENTAL RESOURCES 23M€ CO2e EMISSION REDUCTION -13% emissions Grifols is firmly committed to promoting a circular economy and minimizing its environmental impact. The company advocates a sustainable growth model based on a responsible use of energy resources and proper waste management, among other measures. In parallel, it strives to raise awareness among its key stakeholders on the need protect the planet and work toward the common good. CLIMATE CHANGE

CHANGE9 ENVIRONMENT AND CLIMATE

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I GRIFOLS’ ENVIRONMENTAL MANAGEMENT I 206 Grifols makes concerted efforts to minimize any potential environmental impact that could result from its operations. The company has a range of policies and guidelines to ensure efficient use of all resources and advance its commitment to sustainable development. Grifols’ environmental management, approved by senior management and shared organization-wide, are defined by: SUSTAINABILITY POLICY ENVIRONMENTAL POLICY ENERGY POLICY The new Sustainability Policy establishes the organization’s core principles and commitments regarding its environmental and social responsibility and offers a framework to ensure their integration into the business model Defines company-wide principles and commitments aimed at monitoring and improving Grifols’ environmental impact Defines company-wide principles and commitments to optimize energy resources and promote the use of renewable resources CORPORATE ENVIRONMENT MANUAL ENVIRONMENTAL COMMITTEE Reference manual on Grifols’ environmental performance applicable to most manufacturing facilities and other ISO-14001-certified centers or in the process of obtaining certification. It is the framework for the environmental performance of the entire organization • Involvement of senior management from each ISO-14001-certified company or companies in the process of obtaining certification • Control and follow-up of all of the group’s environmental system • Proposals, follow-up and supervision of environmental goals • Review of follow-up indicators, application of corrective measures and compliance with current legislation • Identification of opportunities for improvement GRIFOLS’ ENVIRONMENTAL POLICY It contains the following commitments: • Raise awareness among employees and increase training opportunities to accelerate the adoption of good environmental practices • Minimize the environmental impact of new products and processes at different stages of their life cycle • Identify and comply with applicable regulatory requirements • Establish environmental objectives and targets to promote continual improvement • Implement pollution-prevention techniques to mitigate the environmental risks of its operations, including the effects of climate change • Organize a system to communicate and engage with stakeholders interested in the company’s environmental management • Set up environmental protection and conservation programs for natural spaces on Grifols’ properties and areas of influence GRIFOLS’ ENVIRONMENTAL MANAGEMENT

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I GRIFOLS’ ENVIRONMENTAL MANAGEMENT I 207 z CIRCULAR ECONOMY Grifols’ environmental management is based on the concept of a circular economy. Consequently, it prioritizes the efficient use of material resources, water and energy, and aims to reduce waste, while taking into account the life cycles of its products and services. This strategy incorporates the transition towards a low-carbon economy aimed at minimizing the impact of climate change. • Environmental criteria in engineering projects • Eco-design of equipment (diagnostic & engineering) • Environmental criteria in R+D • Container and packaging design • Good environmental practices in the procurement process • Certification of raw-material suppliers • Certification of transport companies • Optimization of routes and means of transportation • Proximity of suppliers • Water recovery systems • Optimized water consumption • Energy efficiency • Renewable energy consumption • Cogeneration plant • LEED/Green Globes building certification • Residual waste recovery • Energy recovery from waste • Anaerobic digestion • Zero Waste to Landfill initiative • In-house treatment of wastewater • Minimization of atmospheric emissions CIRCULAR ECONOMY • Optimization of packaging • Recycled/recyclable packaging materials • Certification of transport companies • Optimization of routes and means of transportation • Recycling of recoverable waste • Internal reuse of ethanol • Recovery of intermediate products • New biological products marketed by the Bio Supplies Division • Reuse of ethanol in production processes • Intermediate products: PEG + sorbitol • Grifols Engineering machine manuals • Equipment manuals (diagnostic) • SIGRE - Integrated Management System of drugs out of specification • Collection and management of electric and electronic equipment placed in the market

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I GRIFOLS’ ENVIRONMENTAL MANAGEMENT I 208 z MANAGEMENT AIMS TO OPTIMIZE RESOURCES AND REDUCE ENVIRONMENTAL RISKS Grifols’ environmental management includes several key areas, which collectively aim to optimize resource efficiencies and minimize possible environmental risks. • Systematic integration of environmental criteria in the design of projects, products and services in order to incorporate appropriate prevention and eco-efficiency measures that minimize the company’s environmental impact • The R&D, Engineering and Grifols Engineering Departments assess and apply the most eco-efficient alternatives from a life cycle perspective • Use of Grifols’ “Guidelines for the Design of Containers and Packaging with Environmental Criteria” Eco-efficiency • Routine review of preventive measures aimed at mitigating the possible impact of environmental risks identified by the company • Periodic drills in production facilities to evaluate their capacity to react in the event of environmental emergencies or incidents • Specific employee training Prevention Specific self-protection plans for each production facility • Define action plans in the event of environmental incidents and assign teams to oversee their implementation Legal compliance • Legislative monitoring systems to identify the requirements applicable for each production facility and establish a framework for periodic compliance audits • Establishment of 6 environmental commitments for 2030 as part of the company’s priority lines of action • The 2020-2022 Environmental Program details the environmental objectives for this period, each of which has specific goals for Grifols’ facilities, worldwide Environmental objectives • Promotion of communication channels to enhance engagement between the company and its main interest groups regarding environmental issues • Communication procedures (internal and external) to guarantee an adequate response for each type of communication received • Activities to raise awareness related to environmental preservation and the importance of protecting natural resources and ecosystems, developed within the framework of World Environment Day (Barcelona facilities) and Earth Day (industrial complexes in Clayton, North Carolina, and in Emeryville and Los Angeles, California). In 2020, some in-person events were suspended due to COVID-19 restrictions. • Implementation of training and educational activities to inform and update Grifols employees on environmental management issues Environmental engagement and communication initiatives Commitment to environmentally-focused suppliers • The company advocates for collaborations with environmentally responsible suppliers and partners to amplify the benefits of its sustainable approach and indirectly reduce negative environmental impact

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I GRIFOLS’ ENVIRONMENTAL MANAGEMENT I 209 z ENVIRONMENTAL CERTIFICATIONS z PROVISIONS AND GUARANTEES FOR ENVIRONMENTAL RISKS Grifols’ environmental management system is certified by ISO 14001 standards, which ensures the identification and compliance with all applicable environmental legislation; knowledge of the environmental impacts of its products and processes; the implementation of necessary preventative and corrective measures; and the establishment of objectives to boost its environmental performance. plants are thoroughly audited at least every three years by TÜV Rheinland, an independent inspection entity. Grifols has liability insurance to cover accidental contamination to the environment, understood as the disturbance of the natural state of air, groundwater, flora or fauna (or any other situation legally deemed as environmentally harmful), caused by emissions from Grifols facilities due to accidental, sudden and extends to all of its companies, manufacturing facilities and sales offices in all of the countries in which it operates. The company continues its efforts to integrate the highest standards of sustainability and in 2018, the Clayton plant was honored with the Leadership in Energy and Environmental (LEED) Award for its sustainable design. Furthermore, in 2019, the new Clayton fractionation plant obtained the Green Globes Certification on behalf of the Green Building Initiative® (GBI), an entity that assesses and certifies the design and operations of sustainable buildings. The building was also recognized with the Two Green Globes distinction after demonstrating continued solid performance throughout the year. In 2020, the company received no economic sanctions in regards to environmental damage. unforeseen consequences. Grifols’ responsibility The company continues its efforts to obtain ISO 14001 certification in all of its manufacturing facilities. In Spain, all of Grifols’ plants have been ISO-14001-certified since 2004 and 2005. In the U.S., the North Carolina (U.S.) plants are also ISO-14001-certified: the Bioscience Division’s Clayton plant was certified in 2016 and the Raleigh offices in 2019. The Diagnostic Division’s Emeryville (California) complex has also been ISO-certified since 2018. The company is working to certify the Bioscience Division’s Los Angeles plant and continues to make efforts to certify all facilities, prioritizing those with larger manufacturing facilities ahead of those that are smaller in size and have less environmental impact. 2 In 2020, Grifols improved its rating on the Carbon Disclosure Project (CDP), the global disclosure system that annually evaluates organizations’ environmental strategies and their climate-change performance. The company has improved its rating over recent years, achieving an “A-“ rating. 2 At the close of 2020, 75% of Grifols’ total production was manufactured in ISO-14001-certified facilities. In parallel, 75% of personnel dedicated to manufacturing operations worked in certified plants. All of Grifols’ THE ENVIRONMENTAL IMPACT OF COVID-19 The outbreak of COVID-19 led to mobility restrictions for most of the world’s population, leading to a dramatic reduction in CO emissions. In Grifols’ case, the pandemic significantly reduced airline travel, which fell by 72% remote connections by 369%. For its part, the roll-out of teleworking practices led to a 12.9% reduction in Grifols’ total CO e emissions during the year. In terms of changes in waste management, no changes were noted since they types of waste Grifols generates remained stable.

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I RESOURCE ALLOCATION TO MINIMIZE ENVIRONMENTAL IMPACTS I 210 Despite the global challenges of 2020, Grifols allocated significant resources to environmental activities as part of its efforts to bolster its environmental performance and advance its 2020-2022 Environmental Program objectives. TOTAL RESOURCES ALLOCATED TO ENVIRONMENTAL MANAGEMENT INCREASED BY 6.9%. In 2020, Grifols allocated EUR 23.2 million to minimize its environmental impact, a 6.9% increase over the previous year. Total investment in environmental assets totaled EUR 2.8 million in 2020 compared to EUR 1.9 million in 2019, representing a 55% increase. Forty percent (40%) of this investment were allocated to reduce energy consumption and atmospheric emissions. RESOURCES ALLOCATED RESOURCES ALLOCATED TO THE ENERGY AND OTHERS Throughout Grifols’ various facilities, seventy-three percent (72%) of environmental expenditure stem from waste management. Thus, expenses rose to EUR 20.5 million, an increase from the EUR 19.9 million reported in 2019. RESOURCE ALLOCATION (INCLUDING EXPENSES AND INVESTMENTS) 23 RESOURCES ALLOCATED TO TO WASTE MANAGEMENT WATER CYCLE REDUCE ATMOSPHERIC EMISSIONS, 66% 26%8% M€ RESOURCE ALLOCATION TO MINIMIZE ENVIRONMENTAL IMPACTS

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HUMAN CAPITAL TO PREVENT ENVIRONMENTAL RISKS

Grifols' centers have a management system designed to mitigate potential environmental risks. To this end, all employees involved in the company's environmental risk management efforts receive specific training in accordance with Grifols' continuous development initiatives. Grifols manages the prevention of environmental risks through an organizational system with a broad global reach.



MANUFACTURING FACILITIES
GRIFOLS' SUBSIDIARIES
PRESENCE THROUGH DISTRIBUTORS
CANADA
U.S.
MEXICO
COLOMBIA
BRAZIL
CHILE
ARGENTINA
SPAIN
POLAND
CZECH REPUBLIC
GERMANY
SWITZERLAND
FRANCE
UNITED KINGDOM
IRELAND
PORTUGAL
ITALY
SLOVAKIA
JAPAN
CHINA
HONG KONG
TAIWAN
DUBAI
INDIA
THAILAND
SINGAPORE
INDONESIA
AUSTRALIA

CORPORATE DEPARTMENT 1

SUBSIDIARY COORDINATORS 20

ENVIRONMENTAL COMMITTEES 11

ENVIRONMENTAL TEAMS 4

2020 ANNUAL INTEGRATED REPORT SIX COMMITMENTS FOR 2030 REDUCING EMISSIONS ENERGY EFFICIENCY RENEWABLE ENERGIES DECARBONIZATION GOAL Reduce greenhouse gas emissions per unit of product by 40% Increase energy efficiency per unit of product by 15% by systematically integrating eco-efficiency measures in new projects and existing facilities Consume 70% of electricity using renewable energies Facilitate the decarbonization of transport in business trips and employee commutes by reducing air travel, carbon offsetting and promoting work from home, among other measures. PROGRESS IN 2020 In 2020, CO e emissions per unit of sales fell by PROGRESS IN 2020 Grifols’ total energy consumption in 2020 declined by 9.4% compared to unit sales. Sales increased by 19% compared to 2018 and energy consumption only increased by 7.8% in absolute terms. In the Bioscience Division, which generated 79% of Grifols’ total sales in 2020, energy consumption per unit of production was 2.1% higher than in 2018. In some facilities, production levels were lower than expected due to COVID-19 restrictions and constraints in the supply of some raw materials. Nevertheless, Grifols’ facilities continue to maintain their baseline energy consumption. Some of the new facilities made further inroads in their validation processes, including facilities in the United States and Ireland, which increased energy consumption without increasing production. Consumption in plasma centers remained stable. PROGRESS IN 2020 In 2020, renewable energy accounted for 5.4% of Grifols’ renewable electricity consumption. At the end of 2020, one of the two photovoltaic plants planned for the Hospital Division’s Murcia facilities launched operations. Grifols purchased 16 million kWh of renewable electricity for its plants in Spain and 7 million kWh for the Bioscience Division’s plant in Ireland. These actions, initiated in 2020, along with others defined in the Corporate Environmental Program, will enable the company to reach its 2030 target. PROGRESS IN 2020 The pandemic significantly catalyzed this process, accelerating practices originally planned for 2020 but were not yet fully implemented. This year, 20,000 fewer business airline trips were made 2 8.1% in relation to 2018, taking into account Scope 1 and Scope 2 emissions. Higher consumption of renewable electricity sources favored the decrease in emissions. compared to 2018, reducing air-travel-related CO e 2 emissions by 75%. In total, the decline in business travel led to a 8,631 tCO e decrease in emissions, 2 68% less than in 2018. The average number of employees working remotely increased by 505% compared to 2018. CO e emissions from employee 2 commutes fell11,869 tCO e, 30% by 2 of 2018 levels.

BIODIVERSITY 2020 ANNUAL INTEGRATED REPORT CLAYTON’S CONSERVATION AREAS Grifols owns more than 121 hectares (300 acres) of forest adjacent to its Clayton production facilities, which employees and their families are free to enjoy. This protected area provides a suitable habitat for numerous aquatic and terrestrial species and is certified by the Wildlife at Work and Corporate Lands for Learning programs, an initiative promoted by the Wildlife Habitat Council (WHC). Various biodiversity-protection and educational activities are carried out throughout the year within the framework of these programs, developed under the guidance of WHC Forest, Grasslands, Wetlands and Water Bodies projects. In 2020, these included the following: • Flora and fauna inventory • Collaboration with students from the University of North Carolina’s (NCSU) Fisheries, Wildlife, and Conservation Biology Program to conduct inventories, build and monitor bluebird houses, maintain and improve roads, bridges and signage at the Grifols Wildlife Habitat, to ensure that it is accessible, safe, and attractive for educational and recreational use • Removal of invasive species in the forested area to favor the establishment of native species • Fishing site for Grifols employees • Improved signage, trail maintenance and installation of benches CIRCULAR ECONOMY PROTECTING BIODIVERSITY Continue to implement circular economy measures in every stage of the operational life cycle to encourage waste reduction and recovery, as well as optimize the consumption of water, raw materials and intermediate products. Protect biodiversity on Grifols properties through the Grifols Wildlife Program, promoting CO capture 2 In 2020, the WHC recertified the Wildlife Habitat Area in the “silver” category until 2022. Throughout the year, some activities had to be cancelled or postponed due to pandemic-related restrictions. PROGRESS IN 2020 The Bio Supplies Division continued to market Bioscience Division materials not used in any of Grifols’ plasma-derived products. Obtained from Grifols’ facilities in Spain, the United States and Germany, these materials were previously considered waste and managed by authorized waste managers. Today, they are marketed and sold as diagnostic products to companies that produce reagents. In 2020, the Bioscience Division’s U.S. reverse osmosis systems were fully operational, further boosting water savings from what was already achieved in 2019. PROGRESS IN 2020 Promotion of Grifols Wildlife program, which includes several projects in the conservation area surrounding the company’s Clayton, North Carolina (U.S.) plants Collaboration agreement to promote initiatives in Barcelona’s Besòs River basin (Spain). BESÒS RIVER BASIN IN BARCELONA In 2019, Grifols signed a three-years (2020-2022) collaboration agreement with the Rivus Foundation, promoted by the Besòs Tordera Consortium, to finance two lines of research and support conservation and environmental education projects in the Besòs river system. In 2014, images of an otter were captured in the Tenes River, a milestone event since the species had virtually disappeared from the basin during the 1960s. Since then, Grifols collaborates in an agreement to support research on the return of the otter in the Besòs and Tordera River basins, regarded as the latest fronts of expansion and recovery of the otter in Catalonia, since virtually disappearing at the end of the last century from the entire region. The main activities carried out in 2020 included the following: • Four otter-monitoring campaigns and two fish-monitoring campaigns in the Besòs and Tordera basins, with a total of 70 stations evaluated. Both the otter, as the top of the aquatic food chain, and the fish are good indicators of the river system’s water quality. • In the area of education, training and communication: the production of films for audiovisual content, outreach initiatives through different media, creation of informational material and educational activities in schools and universities were carried out.

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COMPLIANCE WITH THE 2020-2022 ENVIRONMENTAL PLAN

Grifols' 2020-2022 Environmental Plan outlines the objectives established for this period, with concrete targets for the company's global facilities. The following table summarizes these objectives and their corresponding degrees of fulfillment to date.

ATMOSPHERIC EMISSIONS

SCOPE OF CARBON FOOTPRINT	OBJECTIVE	TARGET	PROGRESS IN 2020
SCOPE 2	Reduction of CO_2e emissions by 23,400 tons per year by using 68 million kWh of renewable electric energy	• Construction of a 150 kW photovoltaic plant in Murcia (Spain) for the Hospital Division • Purchase of 18 million kWh of renewable electrical energy per year through a PPA (Power Purchasing Agreement) for the Bioscience division's facilities in Barcelona • Purchase of 50 million kWh of renewable electricity per year among Grifols' different plants. Savings of 17,000 tonnes of CO_2	50%
SCOPE 1 AND 2	Reduction of CO_2e emissions by 6,700 tons per year by implementing eco-efficiency measures in existing plants	• Study improvements in the cooling system in the Bioscience Division's Barcelona plant • Increase the electrical energy generated and useful heat produced by the cogeneration plant in the Bioscience Division facility in Barcelona • Installation of a new variable speed compressor in the Bioscience Division facility in Clayton • Improvements in the compressed-air network in the Hospital Division plant in Murcia • Implementation of a building management system (BMS) in the Madrid work center • Replace refrigerant gases with others with lower Global Warming Potential (GWP) in cooling systems in the Haema (Germany) and Biomat (Barcelona) facilities • Apply eco-efficiency measures in lighting and air conditioning systems in Grifols' Italian offices and warehouse • Replace current lighting with LED in Bioscience Division's quality control building in the Los Angeles facility	50%
	Reduction of CO_2e emissions by 1,860 tons per year by implementing eco-efficiency measures in new plants	• Implement LEED Certification (silver/gold) measures in the new SC5 building in Sant Cugat del Vallès. Savings of 188,000 kWh per year compared to a standard building • Earn Green Globes certification for the new manufacturing buildings of the Bioscience Division in Clayton. Savings of 1,800 tons of CO_2. • Installation of a new refrigeration plant with ammonia as a natural refrigerant gas in Grifols' international warehouse in Barcelona. Zero Global Warming Potential (GWP)	55%
SCOPE 3	Decarbonization in business trips and employee commutes	• Increase teleworking in all of Grifols facilities where feasible. • Increase the use of videoconferencing to reduce business travel • Carbon offsetting in business travel with airlines and car rental companies	65%

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ALTERNATIVES TO BOOST ENERGY EFFICIENCY

CARBON FOOTPRINT	OBJECTIVE	TARGET	DEGREE OF FULFILLMENT OF OBJECTIVES (2020 OVERVIEW)
SCOPE 2	Study options to boost energy efficiency	• Perform energy audits in the Haema facilities (Germany) and an energy study in Biomat's refrigeration units in Barcelona • Adapt work instructions to include good practices in energy efficiency in the R+D+i building in Raleigh, North Carolina	30%

WATER

OBJECTIVE	TARGET	DEGREE OF FULFILLMENT OF OBJECTIVES (2020 OVERVIEW)
Reduction of water consumption of 87,700 m³ per year in existing facilities	• Replace a reverse osmosis unit to treat processed water with a high-efficiency unit in the Bioscience Division in Clayton • Implement more efficient automated cleaning processes in specific manufacturing areas of the Bioscience and Hospital Divisions in Spain • Implement projects to recover water from water albumin pasteurization machines in the Bioscience Division facilities in the United States and Ireland. Action in development at a site located in a water-stressed area in California	35%
400 m³ water savings per year in the new facilities	• Implement measures to reduce consumption and reuse water in the new building in Sant Cugat del Vallès as part of the LEED Certification project	35%
Explore systems for conserving water during the manufacturing process and other uses	• Explore water-conservation options for irrigation in the Bioscience Division's Los Angeles facilities and implementation of good water conversation practices in the Clayton manufacturing facilities. Action in development at a site located in a water-stressed area in California	15%
Reduce parameters of wastewater discharges	• Expand Bioscience Division's wastewater treatment plants in Barcelona (Spain) and Clayton (U.S.) to reduce discharge levels of organic matter • Reduce suspended solids and nitrogen discharged into wastewater in the Clayton facility (U.S.)	50 % for actions to reduce organic matter 30% for actions to reduce nitrogen and suspended solids

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WASTE

OBJECTIVE	TARGET	PROGRESS IN 2020
Maintain "Zero Waste to Landfill" certification	• Maintain certification in the Bioscience plant in Clayton, North Carolina	100%
Reduce quantity of generated waste by 4,700 tons per year	• Expand capacity for storage and treatment of polyethylene glycol in the Bioscience facilities in Barcelona	0%
Increase waste recycling by 500 tons per year	• Install a new plastic bottle shredder and cleaning system in the Bioscience Division's Clayton facilities to recycle all emptied plasma bottles	100%
Study more sustainable management solutions for 628 tons of waste in Bioscience and Diagnostic Divisions	• Carry out a study to reduce 618 tons of hazardous waste in the Bioscience Division's Barcelona plant • Reduce the quantity of landfilled or incinerated waste by 9.5 tons per year in the Los Angeles and Emeryvilleplants	65%
New hazardous waste storage in Clayton	• Build a new hazardous waste storage with 70 drums capacity in the Bioscience Division's Clayton facilities	5%

RAW MATERIAL CONSUMPTION

OBJECTIVE	TARGET	PROGRESS IN 2020
Increase alcohol recycling by 76 tons per year	• Implement improvements in the ethanol distillation tower in the Los Angeles manufacturing plant to increase ethanol recycling by 8%	60%
Decrease caustic soda consumption by 28 tons per year	• Implement higher-efficiency automated cleaning reactors and production lines in the Bioscience and Hospital Division facilities in Barcelona	35%
Reduce consumption of cardboard and plastic by 1.1 tons per year	• Modify packaging of diagnostic products manufactured in the Diagnostic Division's Barcelona facilities to reduce the amount of packaging materials	50%

OTHER

OBJECTIVE	TARGET	PROGRESS IN 2020
Develop biodiversity protection programs in natural areas around Grifols'	• Maintain protection, inventory and training programs and the Wildlife Habitat Area certification in the natural areas of Clayton • Establish collaboration agreements to protect the biodiversity of Grifols' areas of influence near its Barcelona facilities	100%
Promote the use of clean energy and good commuting practices	• Install new charging stations for electric vehicles in the Hospital Division facilities in Murcia	0%
Promote the sustainable construction of new buildings: LEED or Green Globes certifications	• Earn Silver or Gold LEED for the new office building in Sant Cugat del Vallès • Earn the Green Globes certification in all new Bioscience Division's manufacturing buildings in Clayton	70%

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I CLIMATE CHANGE: MITIGATION AND ADAPTION I 217 z MANAGING CLIMATE RISKS AND OPPORTUNITIES Grifols recognizes the importance of informing its stakeholders on the company’s climate-change impact and measures to manage associated risks and opportunities. In 2020, Grifols confirmed its management of climate-related risks and opportunities, identified in 2019 following the Task Force on Climate-Related Financial Disclosures (TCFD) guidelines, with a focus on four main areas: governance, risk management, strategy and establishment of objectives and metrics. stakeholders through the continuous improvement of its economic, social, environmental and corporate governance performance. human resources required to meet those objectives. Furthermore, the CIO approves the Grifols Energy Policy and oversees the Global Facilities Department, responsible for approving investments related to energy efficiency projects and the control of energy expenditures, in addition to reducing atmospheric emissions. BOARD OF SUSTAINABILITY DIRECTORS COMMITTEE The Sustainability Committee will establish the core principles and commitments regarding the company’s environmental and social responsibility and oversee the integration of financial and non-financial information related to ESG (environment, social and corporate governance) factors. In this context, Grifols’ Board of Directors has also approved a new Sustainability Policy, aimed at reinforcing these basic principles and commitments and facilitating their integration into Grifols’ business model. Finally, the Risk Committee, which reports to the Board of Directors, is responsible for developing the risk management model and supervising the most relevant risks, including climate-related risks. 1. GOVERNANCE EXECUTIVE COMMITTEE Grifols Board of Directors is responsible for approving the corporate risk policy, corporate responsibility policy and the environmental policy, which include the management of environmental risks associated with regulatory changes and the establishment of commitments to mitigate climate change risk. Furthermore, the Board of Directors has approved this report, which includes objectives and performance indicators related to climate change. The Executive Committee is the committee that routinely monitors Grifols’ performance on its diverse environmental programs, including indicators and action lines related to climate change. It also supervises this report, which outlines Grifols’ performance on climate-change issues. ENVIRONMENTAL COMMITTEE OMMITTEE The Chief Industrial Officer (CIO), in addition to serving on the Executive Committee, is a member of the Environmental Committee. The CIO is responsible for regularly updating the CEOs on the company’s environmental performance. The CIO also approves the Environmental Plan and the economic and Grifols’ Board of Directors continued to reinforce the company’s corporate governance with the creation of a new sustainability committee at the end of 2020. This committee will advance Grifols’ efforts as a responsible and transparent company, committed to its diverse BUSINESS UNITS ENVIRONMENTAL COMMITTEES RISK COMMITTEES RISK C CLIMATE CHANGE: MITIGATION AND ADAPTION

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2. RISK MANAGEMENT

Based on its internal risk management procedure and Task Force recommendations, Grifols adapted and prioritized its climate risks and opportunities identification to TCFD rating, taking into account their probability of occurrence and financial impact on previously defined timeframes.

A complete list of climate risks and opportunities, each reflecting their financial impact on the business model, is included in the annex at the end of this chapter. To formulate this table, the first step was categorizing the financial impacts as follows:

– High: > 200 M€
– Medium-high: >20 M€ ≤ 200 M€
– Medium: >10 M€ ≤ 20 M€
– Low: ≤10 M

The financial impact associated with all transitory risks was deemed low, while the impact of specific physical risks and opportunities was determined as medium. As shown in the following table, additional aspects were assessed for risks and opportunities with impacts higher than EUR 10 million:

– Likelihood of occurrence, classified as unlikely, likely or very likely

– Timeframe:
- Short term: 0 ≤ 3 years
- Medium term: >3 ≤ 6 years
- Long term: > 6 years

– Area of financial impact:
- OPEX
- CAPEX
- Acquisition or divestment
- Access to capital

None of the risks were determined to have a high or medium-high impact. In terms of physical risks and their corresponding financial impacts, the following were determined as relevant, all with a medium impact (between EUR 10 million and 20 million).

Relevant climate risk	Associated financial impact	Probability	Timeframe	Impact on financial strategy
Acute physical risk:	Increase of costs due to unexpected losses of damaged facilities	Likely	Long term	OPEX and CAPEX
Increase in frequency and severity of extreme weather events	Decrease of revenues due to lower production capacity (transportation difficulties or supply chain interruptions)	Likely	Long term	OPEX
Chronic physical risk: Changes in weather patterns	Increase in operational costs due to variability in available resources, e.g. water scarcity	Likely	Long term	OPEX

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In line with its internal risk management procedure, Grifols is currently managing these risks by diversifying its production, establishing contingency and emergency plans, designing facilities to withstand extreme weather events and cutting down on water consumption in production processes.

One of Grifols' most important manufacturing plants is located in North Carolina, an area prone to heavy rains or hurricanes. In Barcelona, Grifols' packaging facility is located near the Tenes River, a small waterway. While it could potentially be affected by floods, there is no historical record of such an occurrence, so its probability is low, although climate-change events could increase its likelihood in the future. These facilities have been specifically designed to resist extreme weather events, so damages would primarily only affect facades and roof replacements. In the North Carolina facilities, emergency and contingency plans have been developed to ensure they can withstand extreme events like hurricanes and in the design stage extreme-weather-resistant materials and structures were selected. The management cost related is nil.

Some of Grifols most important production centers are based in Barcelona and Murcia, Spain and the U.S. state of California, all of which have a Mediterranean climate. These plants could be affected by droughts – more likely as a result of climate change – which in turn could affect the availability of groundwater used in the production process. In Barcelona, water used in manufacturing comes from municipal sources and Grifols' own wells, which could be impacted after a long period without rain. In 2020, Grifols consumed 864,079 m^3 of water in Spain, 36% of which came from wells, down from 37.8% in 2019. That said, the municipal network provides more than enough water to meet the plants' needs and it is unlikely this supply would diminish since Grifols is considered an essential company.

Using the same aforementioned method, no high or medium-high impact opportunities were identified. The opportunities deemed as relevant and their associated financial impacts (between EUR 10 million and 20 million) are outlined in the following table:

Relevant climate opportunity	Associated financial impact	Likelihood	Timeframe	Impact on financial strategy
More efficient production and distribution processes	Reduction of operational costs due to lower energy and water expenditures	Likely	Long term	OPEX and CAPEX
Circular economy	Reduction of operational costs by taking the complete life cycle into consideration	Likely	Long term	OPEX
Access to new markets	Increase in revenues due to access to new and/or emerging markets	Likely	Long term	OPEX, CAPEX and Access to capital
Resilience	Increase in market value through resilience and/or adaptive capacity	Likely	Long term	CAPEX

To manage these relevant opportunities, Grifols integrated its eco-efficiency and circular economy objectives into its 2020-2022 Environmental Program. It also predicts access to new markets through new diagnostic solutions, to address the possibility of future needs arising from climate change. Lastly, the company manages its resilience or adaptive capacity by continuously promoting innovation and development, including the design of high-efficiency technologies.

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I CLIMATE CHANGE: MITIGATION AND ADAPTION I 220 3. STRATEGY As mentioned in the “About Grifols” chapter, business excellence and innovation are two fundamental pillars of Grifols’ corporate strategy. Both rely directly on climate-change objectives outlined in the Environmental Program and are driven by the Corporate Risk and Energy Policies. In this way, climate-related risks and opportunities are already interwoven into Grifols’ strategy and decision-making framework. especially measures when implementing eco-efficiency and strategies to reduce atmospheric Taking into account the worst-case physical scenario provided by Spain’s State Meteorology Agency (RCP 8.5 2046-2065), Grifols has a robust strategy with respect to its current management model. However, this scenario could increase the relevance of risks in the Murcia plant, where the associated financial impact of water scarcity could grow. Grifols is currently managing these risks and specifically designed the plant to enhance its water consumption efficiency. Nonetheless, the company is aware of the need to increase its strategic resilience in this region. the United States. Based on these scenarios, 2040 variables would not be substantially affected in North Carolina or California. As mentioned in previous yearly reports, Grifols is aware that its California plants are located in high-water-stress regions. As a result, it makes concerted efforts to reduce water consumption as part of a robust and resilient long-term strategy emissions. Grifols also takes into account existing and future regulatory requirements, implementing procedures to ensure compliance (EV-SOP-000004 Compliance Obligations), which are subject to bi-annual audits. The Environmental Committee is responsible for carrying out any necessary corrective measures. Climate risks and opportunities affect Grifols’ business, financial strategy and planning, particularly in the areas of operations, products and services. For this reason, climate change is used as an input in operational cost planning and capital allocations, Since the risks determined as relevant are physical, Grifols’ climate strategy also includes the qualitative analysis of future physical scenarios, the most relevant being those related to water stress, both for Spain as well as for the United States. Using the World Resources Institute’s risk-mapping tool, “WRI Aqueduct Water Risk Atlas,” Grifols has also taken into account future physical scenarios in

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4. METRICS AND OBJECTIVES

Grifols continuously measures and monitors its achievements of the objectives included in its environmental programs, allowing it to mitigate its relevant physical risks and leverage transitional opportunities. These programs include both qualitative and quantitative objectives aimed at reducing atmospheric emissions (currently measured in reduction of tons of CO_2e) and decreasing water consumption to manage risks associated with water shortages. Within the framework of the European Union objectives, Grifols also commits to using 70% of renewable electric energy by 2030.

With regard to the link between the remuneration policy and performance indicators, it should be noted that the Energy Manager's incentives are tied to energy-efficiency improvements in Grifols' production processes. Finally, it is also worth highlighting that the company is not subject to emission-trading schemes nor an internal carbon price.

Grifols is analyzing its areas of improvement with respect to the TCFD recommendations in its four main areas: governance, risk management, strategy, objectives and metrics. In this regard, it will devise an action plan to continue improving its performance and communication initiatives on climate-related issues. Some of these possible actions include:

- Integrating relevant climate-related risks into current decision making and strategy formulation, including planning, assumptions and objectives.
- Defining specific metrics and objectives in order to measure and manage all relevant climate risks and opportunities.

Every year, Grifols participates in the Carbon Disclosure Project (CDP), which assesses the firm's corporate strategy and performance related to climate change. The 2020 questionnaire was submitted in July, with Grifols earning an "A-" rating for its efforts to effectively diminish its impact on climate change. Grifols has various objectives focused on reducing its atmospheric emissions, measuring and managing their impact, risks and opportunities, and developing solid policies and strategies to both minimize its environmental impact while leveraging opportunities.

The following table summarizes the key performance indicators used to measure Grifols' performance regarding financial impacts of relevant risks:

GRIFOLS SETS TARGETS TO REDUCE IT ATMOSPHERIC EMISSIONS AND MANAGES ITS ENVIRONMENTAL-RELATED RISKS AND IMPACTS

Relevant climate risks	Associated financial impact	KPIs	
Acute physical risk: Increase in the frequency and severity of extreme climate events	Increase in costs due to unexpected losses of damaged facilities Reduction of income due to a decrease in production capacity (transportation difficulties or interruptions in the supply chain)	– Annual losses due to damage to the facilities, derived from extreme weather events (€) – Increase in associated costs (€) – Number of extreme weather events that occurred in the areas of operation in the last year. – Production capacity (Liters of plasma in Bioscience, sales in Diagnostic, liters packed in Hospital)	– Water consumption (m^3) – Water costs (€) per facility – Renewable energy consumption (MWh) – Electricity consumption (MWh) – Electricity costs (€) per facility – Natural gas consumption (MWh) – Natural gas costs per facility – Carbon footprint / atmospheric emissions (tCO_2e)
Chronic physical risk: Changes in climate patterns	Increase in operational costs due to the variability of resources, such as water scarcity	These consumption and emission indicators are expressed both in absolute value and relative to production (Liters of plasma in Bioscience, sales in Diagnostic, liters packed in Hospital)

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I CLIMATE CHANGE: MITIGATION AND ADAPTION I 222 z EMISSIONS Grifols calculates its carbon footprint to identify greenhouse gas emissions generated by its operations and their impact on climate change. These calculations are based on the Greenhouse Gas Protocol (GHG), the international standard used to measure and report GHG emissions. EMISSIONS ARE CLASSIFIED INTO THREE SCOPES DIRECT EMISSIONS INDIRECT EMISSIONS OTHER INDIRECT EMISSIONS generated by its own activity, mainly through the consumption of natural gas and other fuels and leakage of emissions such as those from refrigerant gases from electricity consumption and other external energy sources business travel, commuting transportation of employees, as well as emissions resulting from waste treatment and recovery TELEWORK CONTRIBUTES TO REDUCING GRIFOLS CO EMISSIONS, WHICH FELL BY 12.9% IN 2020 2 At the end of this chapter, total emissions broken down by Scope according to the GHG methodology are shown 1 2 3

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Globally, Grifols' efforts have led to an 8.1% reduction in its Scope 1 and 2 CO_2e emissions compared to 2018. The company aspires to reduce its CO_2e emissions by 32,360 metric tons by 2022 in accordance with the 2020-2022 Environmental Program.

In 2020, total emissions amounted to 287,992 tonnes of CO_2e, a 12.9% decrease over the previous year, stemming primarily from an increase in teleworking and greater use of videoconferencing, and a consequent decline in employee Commuting and fewer business trips. At the same time, changes in other emission factors like electricity and discharges from waste generation also impacted this value. The reduction of the emission factors associated with the generation of electricity in the different geographical areas has resulted in a containment of carbon dioxide emissions.

Refrigerant gas leaks increased by 5.4% compared to the previous year as a result of an increase in manufacturing operations in the Bioscience Division's U.S. facilities. For this reason, the 2020-2022 Environmental Plan includes specific objectives to replace some of the Bioscience Division's current refrigerant installations with systems whose refrigerant gas has a lower Global Warming Potential (GWP).

Furthermore, atmospheric emissions of other pollutants such as NOx, CO and SO_2 are generated by the combustion of natural gas in Grifols' production facilities, as well as by the fuel used in the generators. However, the emissions of these compounds in Grifols production plants are below the limits established by the corresponding environmental authorities.

GRIFOLS LAUNCHED A NUMBER OF INITIATIVES TO REDUCE ITS GREENHOUSE GAS EMISSIONS AND IMPROVE ITS ENERGY PERFORMANCE, AS OUTLINED IN ITS 2020-2022 ENVIRONMENTAL PROGRAM

- In 2020, generation began in one of the two planned photovoltaic plants in the Hospital Division's Murcia facilities. The plant has a capacity of 100 kW and is installed on the roof of the silo, located on the compound. The annual 150,000 kWh generated will partially cover the demand from the facilities.
- Purchase of 16 million kWh of renewable electricity for Spanish plants and 7 million kWh for the Bioscience Division's plant in Ireland.
- Realization of a viability study to purchase 25 million kWh per year of green energy in Spain through a PPA, expected to launch in the coming months.
- Increase in the generation of electrical energy and useful heat produced by the cogeneration plant in the Bioscience Division's Barcelona facility, boosting operating hours by 20% compared to 2018.
- Various energy audits carried out in headquarters, donation centers and analytical labs in the manufacturing facilities of the Bioscience and Bio Supplies Divisions in Germany.
- Completion of a study to replace refrigerant gases in the cooling systems of the Bioscience Division facilities in Spain with others that have a lower Global Warming Potential.

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INITIATIVES TO REDUCE ATMOSPHERIC EMISSIONS

LIMITING AIR TRAVEL

Grifols is cutting back on air travel to reduce the environmental footprint caused by aircraft emissions. In 2020, the COVID-19 pandemic exceptionally limited airline travel, which dropped by 72%. After the WHO declared a pandemic, the number of videoconferences from corporate offices increased and the use of remote tools increased exponentially, greatly facilitating work from home.

GRIFOLS OFFSETS CARBON EMISSIONS FROM ITS BUSINESS TRAVEL

In 2019, Grifols signed an agreement with Air France, KLM and Delta Airlines to offset its travel-related carbon footprint. This accord – a groundbreaking initiative for a company in the healthcare sector – is important given the global reach of Grifols' production, industrial and commercial operations.

Despite offsetting 1,500 tons of CO_2e in 2019 through reforestation projects, this initiative was slowed down in 2020 due to COVID-19 impacts on the airline industry. Grifols intends to reinitiate and expand these programs once the global situation has recovered. In 2020, emission reductions from this initiative fell by 8,768 tons of CO_2e.

INCREASE IN WORKING FROM HOME

At the end of 2019, Grifols launched a pilot plan to facilitate working from home whenever feasible, offering employees the option to work remotely. In 2020, the pandemic accelerated its implementation and made it the norm. Daily remote connections have increased by 369% since 2019 and employees engaged in more than 500,000 connections via online systems like Skype or MS Teams.

DRIVING BIODIVERSITY THROUGH GRIFOLS WILDLIFE

Details in specific section on Biodiversity included in this chapter.

EFFORTS TO MITIGATE TRANSPORT-RELATED ENVIRONMENTAL IMPACTS

Grifols has carried out various initiatives over the years to reduce the impact of emissions generated from employees commuting to and from work.

- The Parets del Vallès facility offers its staff a bus service from various locations at different times throughout the day.
- At the Sant Cugat headquarters, in collaboration with other companies, public transport lines were created from Barcelona, although these have been temporarily suspended due to the rise in teleworking.
- The North Carolina complex offers employees a vanpooling service, subsidized by the company.
- In recent years, electric car charging stations have been installed at the main manufacturing centers.
- At the Diagnostic Division's facilities in Switzerland, Grifols subsidizes the purchase of public transport passes.
- The Diagnostic Division launched the Secure Remote Support project which consists of remotely connecting the systems distributed by the subsidiaries of this division with the Grifols' technical service to solve customer incidents remotely and avoid the need for displacements. Scheduled to be fully deployed by 2021, this initiative will help to reduce atmospheric emissions generated by various means of transport, especially airline travel in geographically extensive areas.

GRIFOLS 2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I SUSTAINABLE RESOURCE MANAGEMENT I 225

SUSTAINABLE RESOURCE MANAGEMENT

WATER CYCLE

WATER CONSUMPTION

Grifols operates in regions prone to water shortages, which is why it applies water-saving measures when designing new facilities and modifies existing facilities to reduce water consumption. Among these measures are the recovery of clean water from manufacturing processes for auxiliary purposes, the use of automated CIP cleaning systems to reduce the amount of water used to clean reactors and equipment, and reducing consumption in water treatment systems through reverse osmosis.

As a result, the company is able to limit its water consumption while expanding its industrial activity. Grifols has established water-saving measures in 75% of its manufacturing centers, which account for more than 95% of its production.

In 2020, total water consumption totaled 3,056,928 m^3, a 4% decline compared to 2019, the same variation that occurred between 2019 and 2018.

Consumption per division is as follows:

- The Bioscience Science, which generates 79% of the group's revenues, reduced its water consumption by 4% due to lower production levels stemming from the pandemic and the implementation of new reverse osmosis equipment installed in recent years.

- The Diagnostic Division's consumption remained stable despite higher sales volumes, reducing its per-unit consumption by 6%.

- The Hospital Division decreased its per-unit consumption by 21% after consolidating its Murcia manufacturing centers into a single facility. The Barcelona plant installed a more efficient automatic reactor cleaning system (CIP), which saves 1,200 m^3 per year in water and reduces the consumption of chemical products like caustic soda.

In 2020, 19.3% of Grifols' water consumption occurred in water-stressed regions, maintaining similar levels as previous years. Municipal utilities provide 89.9% of the water consumed, while the remaining 10.2% comes from wells located around Grifols' Barcelona manufacturing facilities.

In 2020, the abbreviated version of the CDP Water Security was presented for the first time.

GRIFOLS REDUCED ITS WATER CONSUMPTION BY 4% FOR THE SECOND CONSECUTIVE YEAR

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I SUSTAINABLE RESOURCE MANAGEMENT I 226 WASTEWATER / DISCHARGE In water-stressed regions, the distribution of discharges corresponds with water consumption, with no significant variations from previous years. Grifols complies with all legislation and permits applicable to the elimination of wastewater in all of its facilities. Wastewater is pre-treated in its plants and purified in municipal treatment systems. In 2020, 2.4 million m3 of wastewater were discharged into public sewage systems. The most significant discharge parameter in Grifols’ companies is Chemical Oxygen Demand (COD), used to measure the need to oxidize of organic and inorganic materials. In 2020, 2,450 tons of COD were discharged, deriving primarily from the Bioscience Division’s facilities in Barcelona. In addition, 575 tons of suspended solids were discharged. Of the water consumed, 20% is incorporated into the product during the manufacturing process or used in auxiliary processes such as cooling towers, while 80% is discharged systems. In 2020, the Barcelona and Clayton facilities treated 1,032,030 m3 (42.2%) of wastewater in-house with biological systems prior to discharge. Projects are underway to expand in-house treatments in both plants, as outlined in the 2022-2022 Environmental Program. Grifols does not work with genetically modified organisms or products capable of creating persistent organic compounds, so it generates no discharges of this nature. The contribution of nitrogen or phosphorous to wastewater is minor since it stems mainly from biomedical and non-production-related discharges. GRIFOLS TREATS MORE THAN 40% OF ITS WASTEWATER USING A BIOLOGICAL PROCESS SYSTEM

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ENERGY CONSUMPTION

ENERGY CONSUMPTION WORLDWIDE

Grifols' energy consumption comes from several sources including electricity, natural gas, other fuels and thermal energy ("District heating"). In 2020, overall consumption totaled 824 million KWh. Energy consumption relative to sales was 154.316 KWh/M€, a 3% decrease over 2019.

ELECTRICITY

In 2020, Grifols consumed a total of 428 million kWh, a 4.7% increase compared to 2019. Consumption relative to sales remained stable, while consumption relative to production increased in the Bioscience and Bio Supplies Division and decreased in the Diagnostic and Hospital Divisions. The Environmental Program outlines several measures to reduce electrical consumption across all Grifols divisions.

The Bioscience Division consumes 86.7% of all the electrical energy consumed by Grifols. When considering the Bioscience Division as a whole, energy consumption increased by 6%, while production decreased by 4.4%. This gap stems from a minimum base usage uncorrelated with production, such as consumption to power auxiliary air-conditioning, air-treatment and lighting installations. The division's consumption also includes electricity used in Grifols' plasma centers, which increased in 2020. Electrical consumption of the albumin manufacturing plant in Ireland, whose validation began in 2020, also rose considerably.

The Diagnostic Division's electricity consumption increased by 1.5% to 33.2 million kWh, growing at a lower rate than output. In 2020, Grifols' Murcia manufacturing processes were consolidated in a more energy-efficient plant thus resulting in the Hospital Division consuming 13.1 million kWh, a 27.4% decline relative to production..

In terms of consumption by geographic region, 74% was consumed in the United States, where several manufacturing plants and most plasma donation centers are located.

In 2020, 23.2 million kWh of renewable energy was consumed in Spain and Ireland.

NATURAL GAS

In 2020, Grifols consumed 420.6 million kWh in natural gas, 4% less than in 2019. The Bioscience Division accounts for 88.8% of this total, of which 30% is used at its cogeneration plant in Spain. The division's 2020 consumption was 113.4 million of kWh in natural gas, similar to 2019.

The Diagnostic Division increased its consumption of natural gas by 4% in absolute terms, although these levels declined related to sales. The Hospital Division decreased its consumption by 14% compared to 2019 in absolute terms and by 22.8% relative to production.

By region, the United States and Spain – where most of the Bioscience Division's manufacturing activities are located – accounted for most of Grifols' natural gas consumption.

GRIFOLS' ENERGY CONSUMPTION RELATIVE TO SALES DECREASED BY 3%

THE NEW 100 KW PHOTOVOLTAIC PLANT IN MURCIA GENERATES 150,000 KWH PER YEAR FOR SELF-CONSUMPTION, ENABLING THE PLANT TO REDUCE ITS ENERGY DEMAND

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OTHER FUELS

Although to a lesser extent, the Bioscience Division also consumes other fuels besides natural gas, including diesel, gasoline and propane for its boilers, emergency generators, equipment and vehicles. The division consumed 6.3 million of kWh in 2020, a 27% increase compared to 2019 due primarily to COVID-19 impacts.

More specifically, the Clayton facility had to use diesel instead of natural gas during the gas provider's maintenance operations and also consumed more propane to process convalescent plasma.

In Germany, some facilities use district heating for heating and water heating. This system entails the production of thermal energy in centralized plants and its distribution to consumers through a network of insulated pipes – usually underground – with a fluid, usually hot water. In 2020, consumption via this system totaled 9.9 million of kWh.

COGENERATION

The Bioscience Division's facilities in Barcelona are equipped with a 6.1 MW cogeneration plant. This plant generates electricity which is sold back to the grid and useful heat utilized in Grifols facilities.

In 2020, the cogeneration plant produced 41.3 million of kWh of electricity, a 2% increase over the previous year, and 30.5 million of kWh of useful heat. Meanwhile, it led to a primary energy saving (PES) of 16.0% and a decline in CO_2e emissions of 3,880 tonnes compared to emissions generated by conventional plants.

THE BARCELONA COGENERATION PLANT GENERATED 2% MORE ELECTRICITY, LEADING TO A 16% SAVINGS IN PRIMARY ENERGY

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I SUSTAINABLE RESOURCE MANAGEMENT I 229 z RAW MATERIALS CONSUMPTION Sustainable consumption and production optimizing use of energy and resources. require On the other hand, plasma not suitable for fractionation is managed through authorized incineration plants. In relation to other raw materials, 74% (73% in 2019) of ethanol consumed was recovered in distillation towers and reutilized in Grifols’ facilities. polypropylene packaging, and glass. In 2020, its main raw material was polypropylene used to manufacture bags for intravenous solutions. Total purchased materials amounted to 931 tons in 2020 (799 tons in 2019). Bags for parenteral solutions containing PVC are not manufactured. PLASMA IS THE MAIN RAW MATERIAL USED IN GRIFOLS’ MANUFACTURING FACILITIES Plasma is the main raw material used by the Bioscience Division while ethanol, polyethylene glycol and sorbitol, among other materials, are used during the fractionation and purification processes of different plasma proteins. In the Diagnostic Division, the main raw material is plastic, used to manufacture DG Gel® diagnostic cards, base panels in machines (41,340 units in 2020) and red-blood-cell reagents in diagnostic kits (263,294 liters in 2020). PVC is also used to manufacture storage and collection bags for blood components (505 tons in 2020). In 2020, Grifols fractionated a total of 11 million liters of plasma, a process that entails extracting proteins with therapeutic properties for use in Grifols’ products. During fractionation, plasma undergoes several variations of temperature, pH and alcohol concentration (ethanol) levels. Each adjustment facilitates the precipitation of one of these proteins. Once all of the therapeutic proteins have been extracted from the plasma, the remaining solids are discarded. Although waste-management practices vary depending on the product and region in question, these solids may be discharged in various ways: to controlled landfills for non-hazardous waste, facilities dedicated to the manufacture of substitute solid fuel (for cases when the pulp has a certain calorific value), anaerobic digestion or autoclave management. In 2020, the division reduced its plastic consumption by 0.752 million tons by eliminating the diagnostic cardholders. The division also consumed less plastic by reducing the number of CDs in its diagnostic kits, in particular the BLOODchip product line. Customers can now access this information on the DxNET web platform, a modification that decreased the number of CDs by 1,500 units per year. In the Hospital Division, all materials relate to the production of glucose solutions, saline solutions in

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I WASTE I 230 Grifols waste management strategy aims to prevent and reduce waste and encourage recovery whenever possible rather than landfill disposal or incineration. In 2020, the volume of recovered waste amounted to 20,276 metric tons, which represents 41% of total generated waste. The company continues to reinforce its commitment to waste management treatments by promoting anaerobic digestion, energy recovery and recycling, with the aim of increasing its waste recycling by 500 tons more per year. Grifols manufacturing facilities generated 25,334 tonnes of waste, of which 74% was recovered (through recycling, reuse, composting, energy recovery or by-products). On the other hand, other facilities such as donation centers and offices generated 23,644 tonnes of waste, of which 6% was recovered. In the case of plasma donation centers, waste recovery is difficult given their broad geographic distribution, smaller size in comparison to industrial facilities, the characteristics of the biomedical waste generated, and the availability of recycling points in each location. z MEDICATION WASTE MANAGEMENT Most of Grifols’ products are utilized in hospital environments, which apply recycling and waste management criteria specific to each center. Grifols products intended for home use are dispensed in pharmacies by home care companies or hospital suppliers. Each of these entities has its own procedures regarding the safe collection and disposal of self-injectable devices. For cases in which Grifols medications are not marketable, the company employs waste handlers who separate the packaging from the medicines and classify them by material (paper, cardboard, glass, plastics, etc.) for subsequent recycling by companies specialized in each material. The medicine is disposed of through authorized waste handlers. Other methods used by contracted waste handlers are incineration and incineration with energy recovery. Grifols generated a total of 48,978 metric tons of waste in 2020, 7% more than in 2019. The most significant change was in the Bioscience Division due to the increase in polyethylene glycol waste management, and waste from the construction of a new protein purification plant at the North Carolina complex, including concrete, wood, plastic and scrap waste. On the other hand, the management of biomedical and general waste increased due to the expansion in plasma donation centers in the United States. In the rest of the world, waste management grew in Germany and Brazil as a result of significant upturns in production. With regard to electric and electronic equipment Grifols also takes part in various drug waste released in the European market, Grifols oversees their waste management at the end of their useful lives in accordance with current EU legislation. management programs. In Spain, the company participates in SIGRE, an integrated system for the management and recycling of medicines and packaging; and in the U.S., it forms part of the Pharmaceutical Product Stewardship Work Group (PPSWG), an association of major manufacturers of prescription and over-the-counter medicines formed to address household disposal regulations. PPSWG offers members a platform to organize and present science-based data on safe pharmaceutical disposal practices. It also leads industry efforts to raise awareness on proper disposal methods and incorporate new waste-disposal legislation. Drug package inserts indicate the correct waste management practices in accordance with country-specific legislation. Grifols participates in various waste management programs for the handling and recycling of electric and electronic equipment, including ECOASIMELEC in Spain and Recycla in Chile. The Bioscience Division’s production facilities in Clayton maintain their “Zero Waste to Landfill” certification for obtaining a waste recovery rate of more than 98%. GRIFOLS ADVANCES ITS COMMITMENT TO “ZERO WASTE TO LANDFILL” WASTE

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TABLES

ENVIRONMENTAL COSTS

EXPENSES

Thousands of euros	2020	2019	2018
Waste management	14,845.4	14,191.0	11,419.2
Water cycle	5,159.1	5,099.5	3,718.2
Reducing atmospheric emissions, energy	73.3	94.1	74.2
Others	416.7	489.9	290.3
TOTAL	**20,494.5**	**19,874.5**	**15,501.9**

ENVIRONMENTAL INVESTMENTS

INVESTMENTS

Thousands of euros	2020	2019	2018
Waste management	506.7	130.1	52.6
Water cycle	909.8	630.2	2,084.6
Reducing atmospheric emissions, energy	1,096.0	515.0	121.5
Others	238.0	601.0	474.0
TOTAL	**2,750.6**	**1,876.3**	**2,732.7**

EMISSIONS

TOTAL EMISSIONS

%	2020	Spain	U.S.	Rest of the world	2019	Spain	U.S.	Rest of the world
Scope 1	111,435	31.0%	63.4%	5.6%	112,564	31.5%	63.4%	5.1%
Scope 2	127,596	8.2%	85.9%	5.9%	131,441	12.1%	84.0%	3.8%
Scope 3	48,961	21.7%	73.6%	4.6%	86,515	16.1%	77.1%	6.8%

TOTAL EMISSIONS BY ORIGIN

T CO_2e	2020	2019	2018
Scope 1	**111,435**	**112,564**	**98,043**
Natural Gas	76,629	79,833	75,556
Fugitive Emissions	32,737	31,057	19,975
Other fuel (Gasoline, diesesl and propane)	2,069	1,674	2,512
Scope 2	**127,596**	**131,442**	**120,493**
Electricity	125,300	131,442	120,493
District heating	2,296	-	-
Scope 3	**48,961**	**86,515**	**77,388**
Employee Commuting	28,307	50,211	40,076
Business Travel	3,904	11,343	12,535
Waste Management	9,754	17,056	16,112
Container Transportation	6,995	7,905	8,665
TOTAL	**287,992**	**330,521**	**295,924**

Source emission factors: GHG Protocol, Catalan Office of Climate Change, Environmental Protection Agency (US), Department for Environment, Food & Rural Affairs (UK)

REFRIGERANT GAS LEAKS

Absolute value, T	2020	2019	2018
HCFC (T)	4.65	1.19	0.34
HFC (T)	10.15	5.60	5.75
Others (T)	0.40	0.00	0.01

OTHER EMISSIONS

Absolute value, T	2020	2019	2018
NOx (T)	59.96	59.07	66.51
CO (T)	52.64	59.53	58.47
SO_2 (T)	0.42	0.44	1.44

NOx EMISSIONS INTENSITY

T NOx/million euros	2020	2019	2018
Total Grifols	0.01	0.01	0.01

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CO EMISSIONS INTENSITY			
T CO/million euros	2019	2019	2018
Total Grifols	0.01	0.01	0.01

SO_2 EMISSIONS INTENSITY			
T SO_2/million euros	2019	2019	2018
Total Grifols	0.00	-	-

CO_2e EMISSIONS INTENSITY			
T CO_2e/million euros	2020	2019	2018
Total Grifols	53.93	64.8	66.6

SCOPE 1+2 CO_2 EMISSIONS INTENSITY			
T CO_2e/million euros	2020	2019	2018
Total Grifols	44.76	47.86	48.71

CO_2 EMISSIONS RELATED TO TRANSPORTATION			
	2020	2019	2018
CO_2 emissions from transportation* (t CO_2)	39,207	69,459	61,276
CO_2 emissions from transportation / Sales (T CO_2 / million euros)	7.3	13.62	13.66

* Emissions from container transport, employee commuting and business travel have been considered.

SUSTAINABLE RESOURCE MANAGEMENT

WATER CYCLE

BY DIVISION			
m^3	2020	2019	2018
Bioscience	2,675,514	2,784,960	2,974,699
Diagnostic	165,422	167,039	177,106
Hospital	191,193	209,420	168,578
Bio Supplies	19,390	20,819	-
TOTAL	**3,051,519**	**3,182,238**	**3,320,383**
Others	5,409	3,222	1,186
TOTAL	**3,056,928**	**3,185,460**	**3,321,569**

VALUE RELATIVE TO PRODUCTION			
m^3/Production index	2020	2019	2018
Bioscience*	0.058	0.058	0.068
Diagnostic**	213	228	252
Hospital***	0.007	0.009	0.007
Bio Supplies **	87	78	-

Production index: * liters of plasma fractionated+ equivalent ** sales *** liters dosed and filled

VALUE RELATIVE TO SALES			
m^3/million euros	2020	2019	2018
Bioscience	631	697	846
Diagnostic	213	228	252
Hospital	1,611	1,558	1,411
Bio Supplies	87	78	-
Others	169	141	-
TOTAL	**573**	**625**	**770**

METRIC TONS OF CO_2e									
Year	Scope 1 Disclosed	Scope 1 Estimate Key	Scope 2 Disclosed	Scope 2 Estimate Key	Scope 1+2 Disclosed	Scope 1+2 Estimate Key	Scope 3 upstream	Scope 3 downstream	Scope 3 undefined
2020	111,435	NA	127,596	NA	239,031	NA	2,170	14,580	32,211
2019	112,564	NA	131,442	NA	244,006	NA	2,259	22,702	61,554
2018	98,043	NA	120,493	NA	218,536	NA	298	21,796	52,611

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BY COUNTRY

m³	2020	2019	2018
Spain	864,079	916,778	861,075
U.S.	2,107,996	2,215,723	2,434,000
Rest of the world	84,853	52,959	26,494
TOTAL	**3,056,928**	**3,185,460**	**3,321,569**

BY SOURCE AND WATER-STRESSED REGIONS

	2020	Total	By source: Groundwater	By source: Third-party water	% of consumption in water-stressed regions*
Water consumption (m³)	Bioscience	2,675,514	187,582	2,487,932	18.0%
	Diagnostic	165,422		165,422	62.0%
	Hospital	191,193	120,182	71,011	0.0%
	Bio Supplies	19,390		19,390	0.0%
	Others	5,409	2,785	2,624	0.0%
TOTAL		**3,056,928**	**310,549**	**2,746,379**	**19.3%**

*Areas with high and extremely high risk according to World Resources Institute

	2019	Total	By source: Groundwater	By source: Third-party water	% of consumption in water-stressed regions*
Water consumption (m³)	Bioscience	2,784,960	235,534	2,549,426	16.6%
	Diagnostic	167,039		167,039	68.8%
	Hospital	209,420	111,125	98,295	0.0%
	Bio Supplies	20,819		20,819	0.1%
	Others	3,222		3,222	0.0%
TOTAL		**3,185,460**	**346,659**	**2,838,801**	**18.2%**

*Areas with high and extremely high risk according to World Resources Institute

WASTEWATER

COD DISCHARGED

	2020	2019	2018
Total (T)	2,450	2,147	2,157
Relative to sales (T/million euros)	0.46	0.42	0.48

SUSPENDED SOLIDS DISCHARGED

	2020
Total (T)	575
Relative to sales (T/million euros)	0.11

WASTEWATER DISCHARGED BY SOURCE AND STRESS AREAS

	2020	By destination: Total (Public sewer system)	By treatment: No internal treatment*	By treatment: Biological systems prior to discharge**	By region: % of discharged on water-stressed regions***
Water discharged (m³)	Bioscience	2,145,941	1,113,911	1,032,030	14.5%
	Diagnostic	137,816	137,816		64.6%
	Hospital	137,649	137,649		0.0%
	Bio Supplies	19,390	19,390		0.0%
	Others	4,709	4,709		0.0%
TOTAL		**2,445,505**	**1,413,475**	**1,032,030**	**16.3%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

	2019	By destination: Total (Public sewer system)	By treatment: No internal treatment*	By treatment: Biological systems prior to discharge**	By region: % of discharged on water-stressed regions***
Water discharged (m³)	Bioscience	1,910,350	900,128	1,010,222	13.5%
	Diagnostic	109,413	109,413		67.6%
	Hospital	138,174	138,174		0.0%
	Bio Supplies	20,779	20,779		0.1%
	Others	1,623	1,623		0.0%
TOTAL		**2,180,339**	**1,170,117**	**1,010,222**	**14.6%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

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ELECTRICITY

BY DIVISION

kWh	2020	2019	2018
Bioscience	371,404,503	351,397,467	333,293,034
Diagnostic	33,240,848	32,741,087	34,367,035
Hospital	13,188,914	15,690,577	16,380,793
Bio Supplies	10,221,448	9,275,108	-
TOTAL	**428,055,713**	**409,104,239**	**384,040,862**
Others	330,561	226,747	6,716
TOTAL	**428,386,274**	**409,330,986**	**384,047,578**

BY COUNTRY

kWh	2020	2019	2018
Spain	91,596,849	87,807,905	89,577,371
U.S.	316,886,948	304,578,749	281,689,624
Rest of the world	19,902,477	16,944,332	12,780,583
TOTAL	**428,386,274**	**409,330,986**	**384,047,578**

VALUE RELATIVE TO SALES

kWh/million euros	2020	2019	2018
Bioscience	87,544	87,993	94,774
Diagnostic	42,842	44,631	48,937
Hospital	111,135	116,711	137,131
Bio Supplies	45,613	34,798	-
Others	10,333	9,936	-
TOTAL	**80,222**	**80,282**	**85,596**

VALUE RELATIVE TO PRODUCTION

kWh/Production index	2020	2019	2018
Bioscience*	8.12	7.34	7.65
Diagnostic**	42,842	44,630	48,937
Hospital***	0.49	0.68	0.66
Bio Supplies **	45,613	34,798	-

Production index: * liters of plasma: fractionated+ equivalent ** sales *** liters dosed and filled

NATURAL GAS

BY DIVISION

kWh	2020	2019	2018
Bioscience	373,530,824	388,359,652	358,704,138
Diagnostic	25,751,915	24,809,400	26,052,844
Hospital	20,629,846	24,019,915	20,886,079
Bio Supplies	716,183	1,028,809	-
TOTAL	**420,628,768**	**438,217,776**	**405,643,061**

BY COUNTRY

kWh	2020	2019	2018
Spain *	172,171,007	176,214,583	158,062,145
U.S.	245,442,818	261,524,254	247,161,414
Rest of the world	3,014,943	478,939	419,502
TOTAL	**420,628,768**	**438,217,776**	**405,643,061**

* Cogeneration plant natural gas consumption is included in Spain totals.

VALUE RELATIVE TO SALES

kWh/million euros	2020	2019	2018
Bioscience	88,045	97,249	102,000
Diagnostic	33,190	33,819	37,098
Hospital	173,835	178,666	174,846
Bio Supplies	3,196	3,860	-
TOTAL	**78,769**	**85,947**	**90,410**

VALUE RELATIVE TO PRODUCTION

kWh/Production index	2020	2019	2018
Bioscience*	8.2	8.1	8.2
Diagnostic**	33,190	33,819	37,098
Hospital***	0.8	1.0	0.8
Bio Supplies **	3,196	3,860	-

Production index: * liters of plasma: fractionated+ equivalent ** sales *** liters dosed and filled

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TOTAL ENERGY CONSUMPTION

CONSUMPTION VALUE RELATIVE TO SALES			
kWh	2020	2019	2018
Bioscience	714,646,381	704,141,701	666,727,048
Diagnostic	59,045,724	57,550,487	60,419,879
Hospital	33,818,760	39,710,492	37,266,872
Bio Supplies	16,214,210	10,303,917	-
Others	330,561	226,747	6,716
TOTAL	**824,055,636**	**811,933,344**	**764,420,515**

TOTAL ENERGY CONSUMPTION RELATIVE TO SALES

CONSUMPTION VALUE RELATIVE TO SALES			
kWh/million euros	2020	2019	2018
Bioscience	168,449	176,324	189,589
Diagnostic	76,100	78,449	86,036
Hospital	284,970	295,377	311,977
Bio Supplies	72,356	38,658	-
Others	10,332	9,936	299
TOTAL	**154,316**	**159,244**	**170,374**

COGENERATION PLANT

COGENERATION FIGURES			
Cogeneration	2020	2019	2018
Natural gas consumed (kwh)	113,433,940	114,823,979	89,417,050
Total electricity generated (kwh)	41,257,500	40,567,330	32,984,680
Useful heat recovered (kwh)	30,522,770	30,827,760	25,266,980
Global output	70.4%	69.4%	71.6%
Primary energy saving (pes)	16.0%	13.9%	17.6%
CO_2 emissions (t)	20,418	20,898	16,315
CO_2 emissions savings (t)	3,880	3,363	3,492

Emissions savings have been calculated following the basis of the European Union Emission Trading Scheme EU ETS.

MAIN MATERIALS

BIOSCIENCE MAIN MATERIALS CONSUMED			
Total Quantity (T)	2020	2019	2018
Sorbitol	1,405	1,891	1,994
Ethanol	3,071	3,303	2,781
Polyethylene glycol	1,597	2,088	2,245
Glass packaging	321	292	325
Total	**6,394**	**7,574**	**7,345**

DIAGNOSTIC MAIN MATERIALS CONSUMED			
Total Quantity (T)	2020	2019	2018
Circuit boards (units)	41,340	39,144	31,991
PP Plastic Cards	269	264.6	248
Glass packaging	33	22.6	20
Plastic packaging	20	18	23
Red cell reagents (liters)	263,294	234,382	274,034
PVC	505	463	573

GRIFOLS 2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I TABLES I 236

HOSPITAL MAIN MATERIALS CONSUMED			
Total Quantity (T)	2020	2019	2018
PP	931	798	618
Glucose	276	192	206
Sodium chloride	204	246	212
Glass packaging	1,162	930	800
Total	**2,573**	**2,166**	**1,836**

WASTE

GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE			
T		TREATMENT	2020
Waste diverted from disposal	Hazardous waste	Energy recovery and by-products	695
		Reused	97
		Recycled	2.745
	Non-hazardous waste	Energy recovery and by-products	5.416
		Reused	218
		Recycled	9.080
		Composted	2.025
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	0
		Incineration (without energy recovery)	0
		Landfill disposal	5
		Other disposal treatments	6.809
	Non-hazardous waste	Incineration (with energy recovery)	0
		Incineration (without energy recovery)	27
		Landfill disposal	20.076
		Other disposal treatments	1.785
TOTAL			48.978

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE			
T/million euros		TREATMENT	2020
Waste diverted from disposal	Hazardous waste	Energy recovery and by-products	0.13
		Reused	0.02
		Recycled	0.51
	Non-hazardous waste	Energy recovery and by-products	1.01
		Reused	0.04
		Recycled	1.70
		Composted	0.38
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	0.00
		Incineration (without energy recovery)	0.00
		Landfill disposal	0.00
		Other disposal treatments	1.28
	Non-hazardous waste	Incineration (with energy recovery)	0.00
		Incineration (without energy recovery)	0.01
		Landfill disposal	3.76
		Other disposal treatments	0.33
TOTAL			**9.17**

ABSOLUTE VALUE BY DIVISION			
T	2020	2019	2018
Bioscience	44,746	41,906	38,909
Diagnostic	1,302	833	810
Hospital	1,122	1,219	1,505
Bio Supplies	1,763	1,790	-
Others	45	86	0
Total	**48,978**	**45,834**	**41,224**

ABSOLUTE VALUE BY COUNTRY			
T	2020	2019	2018
Spain	5,846	5,888	6,237
U.S.	41,689	38,556	34,148
Rest of the world	1,443	1,390	839
TOTAL	**48,978**	**45,834**	**41,224**

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I APPENDIX I 237 Climate-Related Risks & Opportunities Potential Financial Impacts Gross Impact Increased operating costs, due to more expensive carbon rights Low Increased pricing of GHG emissions Increased operating costs, due to the increase in energy taxes (fossil fuels) Low Enhanced emissions-reporting obligations Increased operating costs, including higher compliance costs related to reporting obligations Low Increased operating costs, including higher insurance premiums Low Mandates on and regulation of existing products and services Write-offs, asset impairment and early retirement of existing assets due to policy changes Low Depreciation of office buildings due to policy changes Low Exposure to litigation Increased operating costs and/or reduced demand for products and services resulting from fines and judgments Low Substitution of existing products and services with lower emissions options Write-offs and early retirement of existing assets Low Unsuccessful investment in new technologies Write-offs and early retirement of existing assets Low Research and development (R&D) expenditures in new and alternative technologies Low Costs of transitioning to lower emissions technology Costs to adopt/deploy new practices and processes Low Changing customer behavior Reduced demand for goods and services due to shift in consumer preferences Low Abrupt and unexpected shifts in energy costs Low Uncertainty in market signals Changes in revenue mix and sources, resulting in decreased revenues Low Re-pricing of assets (e.g., fossil fuel reserves, land valuations, securities valuations) Low Increased cost of raw materials Increased production costs due to changing input prices (e.g., energy, water) and output requirements Low Shifts in consumer preferences Reduced revenue from decreased demand for goods/services in carbon intensive sectors Low Reduction in capital availability Low Sector Stigmatization Reduced revenue from decreased production capacity (e.g., delayed planning approvals, supply chain interruptions) Low Reduced revenues due to the sustainability performance not aligning with customer expectation Low Increased stakeholder concern or negative stakeholder feedback Reduced revenues due to non-compliance with Grifols own voluntary commitments having a negative effect on clients, employees and other stakeholders Low Reputation Market Technology Transitional Risks Political and legal APPENDIX: COMPLETE LIST OF ANALYZED CLIMATE RISKS AND OPPORTUNITIES

GRIFOLS 2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I APPENDIX I 238

Climate-Related Risks & Opportunities	Potential Financial Impacts	Gross Impact
Physical Risks		
Accute Risks		
Increased frequency and severity of extreme weather events such as cyclones and floods	Increased insurance claims liability arising from climate-related impacts on assets in "high-risk" locations	Low
	Increased capital costs due to unexpected losses from damage to facilities	Medium
	Reduced revenue from decreased production capacity (transport difficulties, supply chain interruptions)	Medium
	Higher costs from negative impacts on workforce (health, safety, absenteeism)	Low
	Write-offs and early retirement of existing assets located in "high-risk regions"	Low
Chronic Risks		
Changes in precipitation patterns and extreme variability in weather patterns	Increased operating costs (e.g., higher compliance costs, increased insurance premiums) - Increased operating costs due to resources variability (eg. water) and higher compliance/insurance costs	Medium
Rising mean temperatures	Increased operating costs due to more energy demand, including refrigeration costs	Low
Rising sea levels	Increased insurance premiums on assets in "high-risk" locations, especially in the Mediterranean region (higher likelihood of a rise in sea levels)	Low
Opportunities		
Resource Efficiency		
Use of more efficient modes of transport	Reduced operating costs through the promotion of more efficient modes of transport in the company's fleet (Scope 1)	Low
	Reduced operating costs through the promotion of more efficient modes of transport on business trips (Scope 3)	Low
Use of more efficient production and distribution processes (energy and water).	Reduced operating costs by improvements of operational eco-efficiency, especially in terms of consumption and management of energy and water. This impact includes the adoption of Voluntary Standards such as ISO14001 or EMAS	Medium
Circular economy	Reduced operating costs, taking into account the infrastructure life cycle assessment	Medium
Move to more efficient buildings	Increased value of fixed assets (highly rated energy efficient buildings)	Low
	Increased benefits from new services related to energy efficiency in buildings	Low
	Reduced operating costs due to value decrease of utilities bills	Low
Energy Source		
Use of lower-emission energy sources	Reduced sensitivity to changes in carbon prices, due to GHG emissions reduction	Low
	Reduced exposure to increases in future fossil fuel prices	Low
	Returns on investment in low-emission technology	Low
	Increased capital availability (e.g., as more investors favor lower-emissions producers)	Low
	Reputational benefits resulting in increased demand for goods/services	Low
	Reduced operational costs (e.g., through the use of lowest cost abatement)	Low
Use of supportive policy incentives	Reduced operational and compliance costs to adapt to new legislative trends and requirements	Low
Use of new technologies	Reduced operational costs due to the usage of new and more efficient technologies	Low
	Increased capital availability (e.g., as more investors favor lower-emissions producers)	Low
Participation in the carbon market	Increased benefits from participation in the carbon market	Low

2020 ANNUAL INTEGRATED REPORT ENVIRONMENT AND CLIMATE CHANGE I APPENDIX I 239 Climate-Related Risks & Opportunities Potential Financial Impacts Gross Impact Increased revenue through the demand for lower emissions products and services Low Development and/or expansion of low emission goods and services Better competitive position to reflect shifting consumer preferences, resulting in increased revenues Low Development of climate adaptation Increased revenue through new solutions to adaptation needs (related to the core business) Low Development of new products or services through R&D and innovation Increased revenue through new products for new diseases related to climate change. Low Ability to diversify business activities Increased revenue from alternative energy activities, different to the core business ones Low Shift in consumer preferences Increased revenue through a better competitive position that reflects shifting consumer preferences Low Increased revenues through access to new and emerging markets (e.g., partnerships with governments, development banks) Medium Access to new markets Increased diversification of financial assets (e.g., green bonds and infrastructure) Low Increased share of revenues from the participation and agreements with public-sector initiatives and shareholders Low Participation in renewable energy programs and the adoption of energy efficiency measures Increased market valuation through resilience planning or adaptation capabilities. For example, through R&D in more efficient technologies Medium Resource substitutes/diversification Increased supply chain reliability and the ability to operate under various conditions Low Resilience Markets Products and services

This annual report reflects Grifols’ commitment to transparency regarding its financial and non-financial performance. These disclosures comply with current legislation, as well as provide an overview of the company’s efforts to promote Sustainable Development Goals. THIS REPORT COMMITMENT TO TRANSPARENCY AND DISCLOSURE REGULATORY FRAMEWORK: GRI, SABS, LAW 11/2018 AND SDGs

ABOUT THIS REPORT

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ABOUT THIS REPORT I 242 In its commitment to transparency and efficiency, Grifols has prepared a Consolidated Directors’ Report based on the recommendations contained in the “International Integrated Reporting Framework” of the International Integrated Reporting Council (IIRC) and the “International Integrated Reporting Council (IIRC), the “Guidelines for Preparation of the Listed Company Management Reports” of the Spanish National Securities Market Commission. This Consolidated Director’s Report presents Group’s financial and non-financial information which complies with the provisions of current regulations1. This report has been prepared in accordance with the GRI Standards: Core Option, as detailed in Annex II “GRI Content Index”. In addition, the SASB standards referring to the “Biotechnology and Pharmaceuticals” sector have been included, as can be seen in Annex III “SASB Content Index”. z BASES FOR THE PREPARATION OF THE NON-FINANCIAL INFORMATION STATEMENT In compliance with Law 11/2018, of December 28, regarding non-financial information and diversity, Grifols includes its Non-Financial Information Statement (EINF, for its initials in Spanish) in the Consolidated Director’s Report for the period January 1 to December 31, 2020 as a separate document from the consolidated annual accounts. This report is public and can be consulted on the corporate website www. grifols.com. Grifols performs an annual materiality analysis to identify the most relevant non-financial risks and issues which could impact its stakeholders. As detailed in Annex I “Index of context required by Law 11/2018, of December 28, regarding non-financial information and diversity”, the EINF has been prepared taking into account the standards of the Global Reporting Initiative (GRI). For this, Grifols has defined its content taking into account the inclusion of stakeholders, the context of sustainability and the principles of materiality and completeness. In addition, this report shows Grifols’ commitment in relation to its contribution to the Sustainable Development Goals. Annex IV “Index of Grifols’ contribution to the SDGs” contains the list of the SDGs to which it contributes, as well as a detail of the main contributions made in 2020. This report also includes the Statement of Non-Financial Information (see Annex I “Index of context required by Law 11/2018, of December 28, regarding non-financial information and diversity”) also presents the impact of its business on environmental and social issues, as well as on workforce, on human rights and the fight against corruption and bribery, including any measures that may have been adopted to support the principle of equality and opportunity among men and women, non-discrimination and inclusion of the disabled and universal accessibility. The financial information presented in this report, unless expressly stated to the contrary, was prepared in accordance with the Group’s reporting model and should be read jointly with the 2020 Consolidated Financial Statements, which have been subject to an external audit. Some of the financial indicators and ratios are classified as Alternative Performance Metrics (APMs) in accordance with European Securities Markets Authority (ESMA) guidelines. Annex V, “Non-GAAP Measures Reconciliation”, includes the reconciliation between the adjusted figures and those corresponding to IFRS-EU financial information. (1) Among others, the Spanish Code of Commerce, the Consolidated Text of the Spanish Companies Act and Law 11/2018 (28 December), which amends the Code of Commerce, the Spanish Companies Act and the Audit Act with respect to non-financial and diversity information, and transposes Directive 2014/95/ EU regarding the disclosure of non-financial information into Spanish Law. 102-43, 102-46, 102-49 ABOUT THIS REPORT

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SCOPE OF THIS REPORT

This report covers the period from January 1 to December 31, 2020, corresponding with Grifols' fiscal year. In sections with historical data, figures appear from the last three years (2018-2020), classified by Grifols' four main divisions (Bioscience, Hospital, Diagnostics and Bio Supplies) and regions.

For the purposes of this report, Grifols S.A. and its subsidiaries will be considered "Grifols". The information reported includes all subsidiaries with a shareholding of more than 51%, meaning all companies in which the Company has control and therefore are fully consolidated. A list of Grifols subsidiaries is available in Appendix I in the 2020 Consolidated Financial Statements.

Financial information included in this report comes from the Consolidated Financial Statements of the fiscal year ending on December 31, 2020.

The report addresses the entirety of Grifols' operations, ranging from procurement (including plasma collection) and manufacturing processes to commercial subsidiaries, taking into consideration the following points:

- Due to the complexity and global distribution of Grifols' business operations, the scope of some of the non-financial indicators may differ from the established standard. In cases in which reported indicators have exceptions to the scope, these have been adequately identified.
- The indicators contained herein were compiled by Grifols. The procedure used to obtain information ensures methodological rigor and historical comparisons.

Chapter 9: Environment and Climate Change

- The data provided by Grifols in this section represents both its production and commercial activity, except for the commercial subsidiaries with less than 10 employees, as well as Plasmavita Healthcare GmbH, Green Cross North America, Inc, Green Cross Biotherapeutics, Inc. and Alkahest, Inc.
- Since most of Grifols' manufacturing facilities are based in the U.S. and Spain, the environmental information included in this section is classified by division and region: U.S., Spain and Rest of the World (ROW).

Chapter 7: Our People

- Grifols has included figures from the past two years and classified them by gender (male, female), age and region (North America, Europe and ROW) in all cases where historical figures are available. North America includes the U.S. and Canada, while Europe includes the Czech Republic, France, Germany, Ireland, Italy, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom.
- The calculation of the accident rates includes the most significant facilities, excluding investees dedicated to research initiatives.

PRINCIPLES

This report has been prepared in accordance with the GRI Standards: Core option.

Grifols defined the content of this report using GRI standards:

Stakeholder inclusiveness: Grifols maintains an ongoing dialogue with its stakeholders. The group is able to effectively address their expectations and interests by anticipating their needs.

Context of sustainability: Grifols aspire to contribute to economic, environmental and social progress on local, regional and global levels. Its 2020 performance is contextualized within its countries of operation.

Materiality: This report features the corporate issues that had the greatest economic, environmental and social impact, as well as those that could significantly shape stakeholder decisions and opinions.

Completeness: The topics highlighted in this report adequately reflect the group's most significant social, economic and environmental impacts, and allow stakeholders to assess their effectiveness throughout the 2020 fiscal year.

STAKEHOLDERS RELATIONS

Deeply aware of the vital role that stakeholders play in its success, Grifols has several communication channels in place in order to ensure an open and fluid dialogue and stay abreast of their needs and expectations. This report serves as yet another platform to offer information to stakeholders in a clear, concise and ethical manner.

Grifols uses a variety of communication channels to interact with its stakeholder groups, including its corporate website.

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Stakeholders	Communication Channels
Patients, patient organizations	Grifols has open lines for on-going communications (email, phone calls). It organizes monthly calls with patient organizations to discuss key updates, topics and events.
Plasma donors	Grifols provides information to plasma donors through its website, educational videos and other communication channels. Donors can communicate with Grifols through plasma collection centers and the website.
Customers	Grifols engages with customers (public and private; wholesalers, distributors, group purchasing organizations (GPOs), blood banks, hospitals and care institutions, National Health Systems) to provide clear and honest information about all of our products.
Regulatory bodies	Grifols uses formal channels when engaging with regulatory bodies such as the FDA, EMA and AEMPS and others, for matters related to clinical trials, plasma donation center authorizations, validation of production facilities and other authorizations regarding the commercialization of therapeutic treatments, including new drugs, indications.
Suppliers (non-plasma materials)	Formal communication channels are used during certification processes, assessments and audits. For daily operations, informal channels are also used.
Financial community	As appropriate, Grifols discloses material information in compliance with regulations of stock exchanges where the company is listed (CNMV, SEC, NASDAQ, ISE, etc.) and uses the suitable channel for each case. Grifols communicates with all of its shareholders, investors, analysts and other stakeholders by organizing and attending meetings, including General Shareholders Meetings, work meetings, conference calls and roadshows. Furthermore, Grifols publishes an annual report and quarterly earnings releases, and press releases on the Grifols corporate website and makes them available through distribution lists when necessary. Grifols hosts an annual capital-markets day designed specifically for investors and analysts that features more in-depth management presentations.
Employees	Grifols maintains a continuously updated intranet site for employees, and has a screen system in their facilities that displays information of general interest for its employees. It also publishes an in-house magazine (Revista GO) and organizes biannual meetings, as well as engaging in informal day-to-day communications with employees. Meetings with the employees' legal representatives are also regularly held.
Local community & NGOs	Grifols works collaboratively and in partnership with numerous NGOs through its foundations and directly and supports a range of community initiatives in locations where the company operates.
Media	Grifols maintains clear and transparent communications with journalists and other media representatives. The company publishes press releases to announce important events like quarterly and annual results, organizes regular visits to manufacturing facilities and hosts an annual meeting with journalists (Annual Press Day).
Scientific community, research partners	Collaboration with research partners and other scientific institutions is essential to the ongoing innovation of Grifols products and processes. Activities with the scientific community include involvement in R+D+i projects, investments and partnerships.
Institutional bodies	Institutional bodies, trade groups and other professional organizations are engaged in both formal and informal channels to organize forums, congresses and other business-related meetings.

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MATERIALITY

On an annual basis, Grifols conducts a materiality study in order to identify the most relevant matters for its stakeholders, as well as those that have the greatest impact on its business.

This study allows the company to know the importance of matters related to the business strategy, identify the expectations and needs of the interested parties and specify the planning for accountability. It combines the internal vision of the different businesses and the external vision of the stakeholders, applying the "Reporting Principles for defining report content" of Global Reporting Initiative (GRI) in accordance to the GRI 101: Foundation Standard.

TOPICS IDENTIFICATION

In this first step, material issues from previous years are taken as a reference along with other proposed issues derived from current trends. Next, an analysis of these issues and the subtopics they include is carried out, taking into account their relevance in the following strategic sources and resources:

- Topics highlighted as relevant by SAM Corporate Sustainability Assessment (CSA) for the pharmaceutical sector
- Topics identified as relevant to the pharmaceutical sector in the GRI Sustainability Topics for Sectors document titled "What Do Stakeholders Want to Know"
- Selection of topics from the GRI Standards
- The sectoral materiality of the Sustainability Accounting Standards Board (SASB) for the "Biotechnology and Pharmaceuticals" and "Medical Equipment and Supplies" industries
- Matters highlighted as relevant by SAM Corporate Sustainability Assessment (CSA) in the "Biotechnology", "Health Care Equipment & Supplies" and "Pharmaceuticals" sectors
- Latest Global Risk Report published by the World Economic Forum
- New issues in the information sources consulted

Based on this analysis, the following is determined: new topics that must be added to the materiality matrix, new topics that must be modified, new subtopics to be included, and topics that must be eliminated because they do not seem relevant in the current study. The final list of topics is shown below, indicating the area to which they belong: economic area (blue), social area (red) and environmental area (green).

THE METHODOLOGY INCLUDES THE FOLLOWING PHASES

Topics identification > Internal prioritization > External prioritization > Validation > Content definition

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Very relevant issues	ISSUES	Linked SASB Standards
Innovation	Strategy and investments in I+D	
	Intellectual property	
	Product innovation; Research projects; Digitization	
	Contribution to global health and the fight against future challenges	
Safety and quality in the supply chain	Product quality and safety to meet customer expectations	
	Quality management in the supply chain	
	Safety standards	
	Traceability	HC-BP 260a.1
	Product recall management	HC-BP 250a.3
Plasma and plasma donors	Donor Commitment	
	Ethical standards in plasma donation	
	Donor Eligibility	
	Plasma donation	
	Commitment to donor communities	
Business ethics	Codes and policies in ethics	HC-BP-510a.2
	Anti-corruption, bribery and money laundering	
	Complaint channels; Responsible marketing	HC-BP-270a.2
	Bioethics: Ethical research practices in the process of developing medicines and therapies	
Attraction and retention of talent	Recruitment	HC-BP-330a.1
	Formation and development; Performance review; Compensation & Benefits	
Transparency	Reporting Practices	
	Transparency in value transfers	
	Transparency in clinical trials	
Risks and compliance	Normative compliance	
	Risk management, including the violation of human rights	

Very relevant issues	ISSUES	Linked SASB Standards
Commitment to the patient	Education and Awareness about treatments	HC-BP-210a.1
	Support to patient organizations	
	Public and private partnerships to improve access to treatments	HC-BP-240a.1
	Accessibility	
Business strategy and value creation	Economic results and value creation	
	Investments and acquisitions	
	Fiscal strategy; Global expansion	
Health, safety and occupational well-being	Health and safety performance	
	Risk prevention measures; Wellness Promotion Programs	
	Training and awareness	
Data Protection & Cybersecurity	Data privacy in donors, patients, staff, health professionals, suppliers and customers	
	Cybersecurity	
Climate strategy	Carbon footprint measurement	
	Strategy to reduce greenhouse gas emissions	
	Risk management and climate opportunities, including water stress	
	Use of renewable energy	
Eco-efficiency and Circular Economy	Environmental policies and programs	
	Efficient use of resources: water, materials and energy	
	Strategy to prevent and minimize waste	
	Hazardous waste and wastewater management	
Commitment to the community	Social contribution and philanthropy	
	Commitment to local communities	
	Foundations; Scholarships, sponsorships and distinctions in technological research	
Diversity and inclusion	Equal opportunities; gender gap, conciliation and disability	
	Diversity: promotion and awareness	
	Anti-discrimination policies; Formal Complaint Mechanisms	

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INTERNAL PRIORITIZATION

The objective of this step is to assess the importance that Grifols gives internally to the topics identified above and to determine its priority ones.

To carry out this prioritization, face-to-face interviews are held with the Directors and those responsible for the areas related to these matters. Among them: Human Resources, Health and Safety, Quality, Innovation, Environment, Public Affairs and Patient Relationship. Likewise, relevance given by the Grifols Strategic Plan and 20-F to each of these topics is analyzed.

Finally, the scores attributed by the analyzed sources for each identified topic are consolidated taking into account the weight attributed. The results are normalized, shown on the X-axis of the materiality matrix below.

EXTERNAL PRIORITIZATION

To carry out the external prioritization of the topics, an analysis of the following sources and resources is carried out:

- Trends defined by Forbes in "Trends that Will Shake the World," the World Economic Forum's "World Risks Landscape" and the changing regulatory environment
- Press analysis in the last year
- Benchmarking of the main competitors
- Dow Jones Sustainability Index evaluation criteria in the "Biotechnology" sector

Finally, the scores attributed by the analyzed sources for each identified topic are consolidated taking into account the weight attributed. The results are normalized, shown on the Y-axis of the materiality matrix below.


IMPACT ON STAKEHOLDERS
Transparency
Innovation
Supply chain Quality & Safety
Plasma and plasma donors
Business ethics
Talent atraction and retention
Climate Strategy
Ecoefficiency and circular economy
Diversity & inclusion
Risk & Compliance
Commitment with patient
Business strategy and value creation
Employee safety health and well-being
Data protection & Cibersegurity
Community engagement and socal contribution
SIGNIFICANCE TO BUSINESS
Very relevant
Relevant
Less relevant

VALIDATION

The resulting matrix is validated by Grifols' Sustainability responsible team, verifying the consistency of the evaluations given in the previous phases.

CONTENT DEFINITION

The "GRI Content Index" section of this report shows the GRI Standards associated to each issue, its coverage according to the Disclosure 103-1 from the GRI Standard GRI 103 and the location of the response for each of them.

Finally, in 2020 it is necessary to highlight:

- The introduction of extra information content related to the management of Covid-19 in the main chapters of the Consolidated Director's Report.
- The extension of the response to the SASB Standards of the Biotechnology and Pharmaceutical sector as detailed in Annex III "SASB Content Index".

102-44, 102-46, 102-47

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ABOUT THIS REPORT I 248 z INDEPENDENT REVIEW REPORT KPMG Asesores, S.L. Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat Barcelona Independent Assurance Report on the Consolidated Directors’ Report of Grifols, S.A. and subsidiaries for the year 2020 (Free translation from the original in Spanish. In case of discrepancy, the Spanish language version prevails.) To the shareholders of Grifols, S.A.: We have been engaged by Grifols, S.A. management to perform a limited assurance review of the accompanying Consolidated Directors’ Report for the year ended 31 December 2019 of Grifols, S.A. (hereinafter, the Parent) and subsidiaries (hereinafter, the Group), prepared in accordance with the Sustainability Reporting Standards of the Global Reporting Initiative (GRI Standards) in its core option and with the Sustainability Accounting Standards Board (SASB) Standards for Biotechnology & Pharmaceuticals sector (hereinafter, the Report). In addition, pursuant to article 49 of the Spanish Code of Commerce, we have performed a limited assurance review to verify that the Consolidated Non-Financial Information Statement (hereinafter NFIS) for the year ended 31 December 2020 of the Group, included in the Report, has been prepared in accordance with the contents required by prevailing mercantile legislation. The Report includes additional information to that required by GRI standards in its core option and prevailing mercantile legislation governing non-financial information that has not been the subject of our assurance engagement. In this regard, our work was limited only to providing assurance on the information contained in the “GRI Content Index”, in the “Appendix I. Table of contents pursuant to Act 11/18 of 28 December on non-financial information and diversity” and in the “SASB Content Index” of the accompanying Report. Directors’ and Management responsibilities The Board of Directors of the Parent is responsible for the contents and the authorization for issue of the Report, that includes the NFIS. The NFIS has been prepared in accordance with the contents required by prevailing mercantile legislation and GRI Standards, in accordance with each subject area in the “Appendix I. Table of contents pursuant to Act 11/18 of 28 December on non-financial information and diversity” of the aforementioned Report. Management of the Parent is responsible for the preparation of the Report in accordance with the GRI Standards in its core option and with the SASB Standards for Biotechnology & Pharmaceuticals sector, in accordance with each subject area in the “GRI Content Index” and in the “SASB Content Index”, respectively, of the aforementioned Report. These responsibilities also encompasses the design, implementation and maintenance of internal control deemed necessary to ensure that the Report is free from material misstatement, whether due to fraud or error. KPMG Asesores S.L., a limited liability Spanish company and a member firm of the Reg. Mer Madrid, T. 14.972, F. 53, Sec. 8 , H. M -249.480, Inscrip. 1.ª KPMG global organization of independent member firms affiliated with KPMGN.I.F. B-82498650 International Limited, a private English company limited by guarantee. Plaça d’Europa, 41-43 - 08908 L’Hospitalet de Llobregat – Barcelona

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ABOUT THIS REPORT I 249 respectively, of the aforementioned Report. legislation and with the GRI Standards in accordance with each subject area in the “Appendix I. prepared for Grifols, S.A. in relation to its Consolidated Directors’ Report and for no other purpose or established in prevailing mercantile legislation in Spain, and thus may not be suitable for other 3 - Review of the information relating to the risks, policies and management approaches applied in relation to the material aspects presented in the Report for 2020. - Corroboration, through sample testing, of the information relative to the content of the Report for 2020 and whether it has been adequately compiled based on data provided by information sources. - Procurement of a representation letter from the Directors and management. Conclusion Based on the assurance procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that: a.) The Consolidated Directors’ Report of Grifols, S.A and subsidiaries for the year ended 31 December 2020, has not been prepared, in all material respects, in accordance with the GRI Standards in its core option and with the SASB Standards for Biotechnology & Pharmaceuticals sector, as described in point 102-54 of the “GRI content index” and in “SASB Content index”, b.) The NFIS of Grifols, S.A. and subsidiaries for the year ended 31 December 2020 has not been prepared, in all material respects, in accordance with the contents included in prevailing mercantile Table of contents pursuant to Act 11/18 of 28 December on non-financial information and diversity” of the Report. Use and distribution In accordance with the terms of our engagement, this Independent Assurance Report has been in any other context. In relation to the Consolidated NFIS, this report has been prepared in response to the requirement purposes and jurisdictions. KPMG Asesores, S.L. (Signed on original in Spanish) Patricia Reverter Guillot 25 February 2021 2 The Board of Directors of the Parent is also responsible for defining, implementing, adapting and maintaining the management systems from which the information necessary for preparing the Report was obtained. Our Independence and quality control We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including international independence standards) issued by the Internal Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. Our firm applies International Standard on Quality Control 1 (ISQC1) and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. The engagement team was comprised of professionals specialised in reviews of non-financial information and, specifically, in information on economic, social and environmental performance. Our responsibility Our responsibility is to express our conclusions in an independent limited assurance report based on the work performed. We conducted our review engagement in accordance with International Standard on Assurance Engagements, “Assurance Engagements other than Audits or Reviews of Historical Financial Information” (ISAE 3000 (Revised), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC), and with the Performance Guide on assurance engagements on the Non-Financial Information Statement issued by the Spanish Institute of Registered Auditors (ICJCE). The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement, and consequently, the level of assurance provided is also lower. Our work consisted of making inquiries of management, as well as of the different units of the Group that participated in the preparation of the Report, in the review of the processes for compiling and validating the information presented in the Report and in the application of certain analytical procedures and sample review testing described below: - Meetings with the Group personnel to gain an understanding of the business model, policies and management approaches applied, the principal risks related to these questions and to obtain the information necessary for the external review. - Analysis of the scope, relevance and completeness of the content of the Report based on the materiality analysis performed by the Group and described in the section “About this report” considering the content required by prevailing mercantile legislation. - Analysis of the processes for compiling and validating the data presented in the Report for 2020.

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ANNEX I I 250 z ANNEX I: “INDEX OF CONTENTS REQUIRED BY LAW 11/2018, OF DECEMBER 28, REGARDING NON-FINANCIAL INFORMATION AND DIVERSITY” The selected GRI Disclosures below refer to those published in 2016, except those that have undergone updates and in which case the year of publication is indicated. Reporting criteria: GRI (2016 version except indicated) Information requested by the Law 11/2018 Materiality Page number(s) GRI 102-2 GRI 102-7 A brief description of the business model that includes its business environment, its organization and structure Material 18-20, 24-25 GRI 102-3 GRI 102-4 GRI 102-6 Markets in which it operates Material 30-31 Objectives and strategies of the organization Material 32-33 GRI 102-14 Main factors and trends that can affect its future evolution Material 54-55 GRI 102-14 Reporting framework used Material 242 GRI 102-54 GRI 102-46 GRI 102-47 Principle of materiality Material 245-247 Management approach: description and results of the policies related to these issues, as well as the main risks related to those issues related to the group’s activities. GRI 102-15 GRI 103-2 Material 206 Detailed information on the actual and predictable effects of the company’s activities on the environment and, when applicable, health and safety. Material 208 GRI 102-15 Environmental assessment or certification procedures Material 209 GRI 103-2 Resources dedicated to the prevention of environmental risks Material 210-211, 231 GRI 103-2 Application of the precautionary principle Material 208 GRI 102-11 Amount of provisions and guarantees for environmental risks Material 209 GRI 103-2 Measures to prevent, reduce or repair emissions that seriously affect the environment; considering any form of activity-specific air pollution, including noise and light pollution GRI 103-2 GRI 305-7 Material 224 Contamination Detailed general information Environmental Issues General information

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ANNEX I I 251 Reporting criteria: GRI (2016 version except indicated) Information requested by the Law 11/2018 Materiality Page number(s) GRI 103-2 GRI 306-3 (2020) GRI 306-4 (2020) GRI 306-5 (2020) Prevention, recycling, reutilization and other recovery and waste disposal measures. Material 207, 210, 213, 216, 230 Actions to fight food waste Not material 246 No aplica Water consumption and supply in accordance with the local limitations Material 225, 232-233 GRI 303-5 (2018) Consumption of raw materials and measures taken to improve the efficiency of their use Material 207, 213, 229, 235-236 GRI 301-1 GRI 302-1 GRI 302-3 Direct and indirect energy consumption Material 212, 227-228, 234-235 GRI 103-2 GRI 302-4 Measures taken to improve energy efficiency Material 212 Use of renewable energy Material 212, 223, 227-228, 235 GRI 302-1 GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4 Greenhouse gas emissions generated as a result of the company’s activities, including the use of the goods and services it produces Material 222-224, 231-232 GRI 103-2 GRI 201-2 Measures taken to adapt to the consequences of climate change Material 224 Voluntary measures for medium and long-term reduction goals to reduce greenhouse gas emissions and the means implemented for this purpose Material 212, 214 GRI 103-2 Measures taken to preserve or restore biodiversity Material 196, 213, 216, 224 GRI 103-2 Impacts caused by activities or operations in protected areas Material 213 GRI 304-2 Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group’s activities. GRI 102-15 GRI 103-2 Material 142-143 GRI 102-8 GRI 405-1 Total number and distribution of employees by country, gender, age and professional category Material 63, 146, 148, 165-166 Total number and distribution of employment contract modalities and annual average of indefinite contracts, temporary contracts and part-time contracts by gender, age and professional category Material 146, 165-166 GRI 102-8 Employment Social and Personnel matters Biodiversity Protection Climate Change Sustainable Use of Resources Circular Economy and Waste Prevention and Management

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ANNEX I I 252 Reporting criteria: GRI (2016 version except indicated) Information requested by the Law 11/2018 Materiality Page number(s) GRI 103-2 GRI 401-1 Number of dismissals by gender, age and professional classification Material 167 GRI 103-2 GRI 405-2 Average remuneration and its evolution disaggregated by sex, age and professional classification or equal value Material 170-171 GRI 103-2 GRI 405-2 Gender gap, the remuneration of equal or average company jobs Material 157-158, 169 Average remuneration of directors and executives, including variable remuneration, allowances, allowances, payment to long-term savings forecasting systems and any other perception disaggregated by sex GRI 103-2 GRI 405-2 Material 169 Implementation of policies work disconnection Material 164 GRI 103-2 Number of employees with disabilities Material 150 GRI 405-1 b Organization of working time Material 142, 164 GRI 103-2 Number of hours of absenteeism Material 168 GRI 103-2 GRI 103-2 GRI 401-3 Measures aimed at facilitating the enjoyment of conciliation and promoting the co-responsible exercise of these by both parents Material 164 GRI 103-2 GRI 403-1 (2018) GRI 403-2 a (2018) GRI 403-3 (2018) GRI 403-7 (2018) Health and safety conditions at work Material 161-163 GRI 403-9 a, d, e (2018) GRI 403-10 a (2018) Occupational accidents, their frequency and severity, as well as occupational diseases; disaggregated by gender Material 171 Organization of social dialogue including procedures for informing and consulting staff and negotiating with them Material 159 GRI 103-2 Percentage of employees covered by collective agreement by country Material 160 GRI 102-41 Balance of collective agreements, particularly in the field of health and safety at work Material 160 GRI 403-4 (2018) GRI 103-2 GRI 404-2 Policies implemented in the field of training Material 151-156 Total number of training hours by professional category Material 153, 168 GRI 404-1 Training Social Relationships Health and Safety Organization of Work

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ANNEX I I 253 Reporting criteria: GRI (2016 version except indicated) Information requested by the Law 11/2018 Materiality Page number(s) Integration and universal accessibility of people with disabilities Material 150 GRI 103-2 Measures taken to promote equal treatment and opportunities for women and men Material 147,149 GRI 103-2 Equality plans, measures taken to promote employment, protocols against sexual and gender harassment Material 149-150 GRI 103-2 Policy against all types of discrimination and, when applicable, diversity management Material 147, 150 GRI 103-2 Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group’s activities. GRI 102-15 GRI 103-2 Material 69, 134 Application of due diligence procedures in the field of human rights and prevention of risks of violation of human rights and, where appropriate, measures to mitigate, manage and repair possible abuses committed GRI 102-16 GRI 102-17 Material 69 69 - The Global Compact considers discrimination as a violation of human rights. Grifols’ Code of Conduct includes a commitment to maintain a work environment free of discrimination and harassment based on race, religion, nationality, gender, disability, sexual orientation, age, or for any other reason. Alle-gations of discrimination received through the Grifols Ethics Helpline have been investigated and, where appropriate, corrective action has been taken. GRI 103-2 GRI 406-1 Complaints for cases of human rights violation Material Measures implemented to promote and comply with the provisions of the ILO fundamental conventions related to respect for freedom of association and the right to collective bargaining; the elimination of discrimination in employment and occupation; the elimination of forced or compulsory labor; the effec-tive abolition of child labor Material 69 GRI 103-2 Aplicación de procedimientos de diligencia debida Respect for human rights Equality Universal accessibility

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Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria: GRI (2016 version except indicated)
Fight against corruption and bribery			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	58, 60	GRI 102-15 GRI 103-2
Measures taken to prevent corruption and bribery	Material	70-73	GRI 103-2 GRI 102-16 GRI 102-17 GRI 205-3
Measures to fight money laundering	Material	70	GRI 103-2 GRI 102-16 GRI 102-17
Contributions to foundations an NGOs	Material	203	GRI 102-13
Information about society			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	18-23, 174-175	GRI 102-15 GRI 103-2
Commitment of the company to sustainable development			
The impact of the company's activity on employment and local development	Material	26-27, 178, 190, 202	GRI 103-2
The impact of society's activity on local populations and in the territory	Material	28-29, 174, 178, 186, 192, 198-201	GRI 103-2
The relations maintained with the actors of the local communities and the modalities of the dialogue with these	Material	180,181, 187-188	GRI 102-43
Partnership or sponsorship actions	Material	174, 179, 181-182,189, 193-194, 197	GRI 103-2
Subcontracting and suppliers			
Inclusion in the purchasing policy of social, gender equality and environmental issues	Material	84-85	GRI 103-2
Consideration in the relations with suppliers and subcontractors of their social and environmental responsibility	Material	84-85	GRI 102-9
Supervision and audit systems and their results	Material	85	GRI 102-9
Consumers			
Measures for the health and safety of consumers	Material	77, 82-85	GRI 103-2 GRI 416-1
Complaint systems, complaints received and resolution thereof	Material	88	GRI 103-2 GRI 418-1
Tax information			
Profit obtained country by country	Material	52	GRI 103-2
Taxes earned on benefits paid (per country)	Material	52	GRI 103-2
Public grants received (per country)	Material	52	GRI 201-4

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GRI MATERIALITY DISCLOSURES SERVICE 2021

For the Materiality Disclosures Service, GRI Services reviewed that the GRI content index is clearly presented and the references for Disclosures 102-40 to 102-49 align with appropriate sections in the body of the report. The service was performed on the English version of the report.

ANNEX II: GRI CONTENT INDEX

GRI Standard	Disclosure		Page Number(s), URL and/or direct answer	Identified omission(s)
GRI 101: Foundation 2016				
General Disclosures				
	Organizational Profile			
GRI 102: General Disclosures 2016	102-1	Name of the organization	Grifols S.A.	
	102-2	Activities, brands, products and services	24	
	102-3	Location of headquarters	Avinguda de la Generalitat, 152-158 08174 Sant Cugat del Vallés	
	102-4	Location of operations	30-31	
	102-5	Ownership and legal form	Details available in the Annual Corporate Governance Report https://www.grifols.com/en/web/international/investor-relations/annual-corporate-governance-report	
	102-6	Markets served	24, 30-31	
	102-7	Scale of the organization	10-11, 37	
	102-8	Information on employees and other workers	146, 165	
	102-9	Supply chain	83-84, 90-91, 94-96	
	102-10	Significant changes to the organization and its supply chain	83-84	
	102-11	Precautionary principle or approach	206	
	102-12	External initiatives	Grifols has not adopted any externally-developed economic, environmental or social projects or principles	
	102-13	Membership of associations	203	
	Strategy			
	102-14	Statement from senior decision-maker	5-7	
	Ethics and Integrity			
	102-16	Values, principles, standards and norms of behavior	18, 60	
	Governance			
	102-18	Governance structure	58, 61-62, 68

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GRI Standard	Disclosure		Page Number (s), URL and/or direct answer	Identified omission(s)
GRI 102: General Disclosures 2016	Stakeholder Engagement			
	102-40	List of stakeholder groups	244	
	102-41	Collective bargaining agreements	160	
	102-42	Identifying and selecting stakeholders	243-244	
	102-43	Approach to stakeholder engagement	242-243, 245	
	102-44	Key topics and concerns raised	245-247	
	Reporting practice			
	102-45	Entities included in the consolidated financial statements	A list of Grifols subsidiaries is disclosed in the Annex I of the Consolidated Financial Statements on the following link: https://www.grifols.com/en/annual-accounts	
	102-46	Defining report content and topic boundaries	242-243, 245-247	
	102-47	List of material topics	246-247	
	102-48	Restatements of information	165, 168 Information included with a different organizational or time scope to the one used in 2019, has been explained and disclosed.	
	102-49	Changes in reporting	242-243	
	102-50	Reporting period	242	
	102-51	Date of most recent report	2019 Integrated Annual Report was published on February 2020.	
	102-52	Reporting cycle	Annual	
	102-53	Contact point for questions regarding the report	GRIFOLS S.A. - Investor Relations Avinguda de la Generalitat, 152 Parc empresarial Can Sant Joan 08174 Sant Cugat del Vallès, Barcelona - España Contact information: Tel. (+34) 935 710 221 Fax: (+34)34 935 712 201 inversores@grifols.com	
	102-54	Claims of reporting in accordance with the GRI Standards	242 This report has been prepared in accordance with the GRI Standards: Core option	
	102-55	GRI content index	255-263	
	102-56	External assurance	248-249

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GRI Standard	Disclosure		Page Number (s), URL and/or direct answer	Identified omission(s)
Material topics				
Innovation				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	100, 102-109, 118-121	
	103-3	Evaluation of the management approach	101, 110-117, 122-123	
Safety and Quality in the Supply Chain (GRI 416: Customer Health and Safety 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization is linked to the impact through its business relations.	
	103-2	The management approach and its components	82-89	
	103-3	Evaluation of the management approach	97	
GRI 416: Customer Health and Safety 2016	416-1	Assessment of the health and safety impacts of product and service categories	97	
	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	85	
Plasma and plasma donnors				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	127-134, 136-138	
	103-3	Evaluation of the management approach	132, 134-136, 138-139	
Business Ethics (GRI 205: Anti-corruption 2016, GRI 206: Anti-competitive Behavior 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	18-19, 60, 69-73	
	103-3	Evaluation of the management approach	18, 72-73	
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	71	
	205-2	Communication and training about anti-corruption policies and procedures	72-73	Training breakdown by category is not available for publication in this report. Specific measures are being taken in the collection of information and the process to treat the data to be able to give this detail in the next five years
	205-3	Confirmed incidents of corruption and actions taken	71-72

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GRI Standard	Disclosure		Page Number (s), URL and/or direct answer	Identified omission(s)
GRI 206: Anti-competitive Behavior 2016	206-1	Legal actions for anti-competitive behavior, anti-trust and monopoly practices	70	
Attraction and retention of talent (GRI 401: Employment 2016, GRI 402: Labor/Management Relations 2016, GRI 404: Training and education 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	142-143, 151-156	
	103-3	Evaluation of the management approach	144-145, 153	
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	167 New hires by region: United States: 5,684 employees, rate 34% Europe: 1,033 employees, rate 16% Rest of the world: 45 employees, rate 7% New hires by age group: <30: 4,011 employees, rate 58% 30-50: 2,354 employees, rate 19% >50: 397 employees, rate 9% Total number of departures and turnover rate by region: United States: 6,930 employees, rate 42% Europe: 711 employees, rate 11% Rest of the world: 47 employees, rate 7% Total number of departures and turnover rate by age group: <30: 4,081 employees, rate 59% 30-50: 2,978 employees, rate 24% >50: 629 employees, rate 14%	
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	All employees at the main locations, except from the U.S., receive the same benefits and employment benefits according to their category, regardless of the type of contract (full-time or part-time). In the U.S., all full-time employees who work an average of 30 hours or more per week, as well as their spouse and children, are covered by various insurance policies (life insurance, group accident insurance, short-term and long-term disability insurance, and occupational travel accident insurance). They also have access to a Health Reimbursement Account (for EHP members only), participate in the Employee Assistance Program, LiveWell Wellness Incentive Program, 401k Match, training reimbursement, PTO Pay, Holiday Pay, and adoption assistance. Part-time workers receive the 401k, work travel accident insurance, and participate in the Employee Assistance Program.	
	401-3	Parental leave	100% of Grifols employees are entitled to maternity/paternity leave where provided for by state, federal, regional or local laws; in 2020, 326 women and 145 men between Spain, the United States and the Rest of the World (considering Ireland and Germany) have taken parental leave. During the reporting period 399 people (268 women and 131 men) have returned to work after the end of parental leave, which represents a return to work rate of 96% (95% in women and 99% in men). Of the total number of people who returned to work after finishing parental leave in 2019, 71% (65% women and 84% men) are still with the company.

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GRI Standard	Disclosure		Page Number (s), URL and/or direct answer	Identified omission(s)
GRI 402: Labor/ Management Relations 2016	402-1	Minimum notice periods regarding operational changes	Significant operational changes in the organization that may substantially affect employees are notified with the minimum notice required in compliance with applicable legislation and collective bargaining agreements.	
GRI 404: Training and Education 2016	404-1	Average hours of training per year per employee	168 Average training hours per employee by professional category: Executives 17.38h; Directors 27.65h; Senior management 44.12h; Management 37.43h; Professional Senior 42.82h; Professionals 46.33h; Administrative/ Production operators 127.36h. Average training hours per employee are based on the accumulated average number of employees (FTE average).	
	404-2	Programs for upgrading employee skills and transition assistance programs	154-156	
	404-3	Percentage of employees receiving regular performance and career development reviews	In 2020, 90.5% of all subject employees have participated in a regular performance and professional development evaluation. Males: 89.1%. Women: 91.6% By professional category: Executives: 73.8%. Directors: 93.3% Senior Management: 94.0% Management: 94.6% Senior Professional: 95.9% Professional: 92.2% Administratives/Manufactiring operators: 89.0%	
Transparency (GRI 207: Tax 2019)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	51-53, 74-76	
	103-3	Evaluation of the management approach	52, 75-76	
GRI 207: Tax 2019	207-1	Approach to tax	51-53	
	207-2	Tax governance, control, and risk management	51, 53	
	207-3	Stakeholder engagement and management of concerns related to tax	51, 53	
	207-4	Country-by-country reporting	52	Country-by-country information is not available for publication in this report.

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GRI Standard	Disclosure		Page Number (s), URL and/or direct answer	Identified omission(s)
Risks and compliance				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	58, 60, 69-73, 79	
	103-3	Evaluation of the management approach	60, 69, 72	
Compromise with the patient				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	179-184	
	103-3	Evaluation of the management approach	179-184	
Business Strategy and Value Creation (GRI 201: Economic Performance 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	36-42	
	103-3	Evaluation of the management approach	36-42	
GRI 201: Economic Performance 2016	201-1	Direct economic value generated and distributed	37, 42	
Health, safety and occupational well-being (GRI 403: Occupational Health and Safety 2018)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	161-163	
	103-3	Evaluation of the management approach	161-162

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GRI Standard	Disclosure		Page Number (s), URL and/or direct answer	Identified omission(s)
GRI 403: Occupational Health and Safety 2018	403-1	Occupational health and safety management system	161-163	
	403-2	Hazard identification, risk assessment, and incident investigation	161	
	403-3	Occupational health services	161	
	403-4	Worker participation, consultation, and communication on occupational health and safety	160	
	403-5	Worker training on occupational health and safety	152-153, 161, 163	
	403-6	Promotion of worker health	161-163	
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	163-163	
	403-9	Work-related injuries	171	
	403-10	Work-related ill health	171	
Data Protection (GRI 418: Customer Privacy 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	77-78	
	103-3	Evaluation of the management approach	77-78	
GRI 418: Customer Privacy 2016	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	There has not been any claim regarding privacy violations and client's data loss	
Climate Strategy (GRI 201: Economic Performance 2016; GRI 305: Emissions 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	206-207, 209, 222-224	
	103-3	Evaluation of the management approach	214-216, 221	
GRI 201: Economic Performance 2016	201-2	Financial implications and other risks and opportunities due to climate change	217-221

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GRI Standard	Disclosure		Page Number (s), URL and/or direct answer	Identified omission(s)
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions	223, 231-232	
	305-2	Energy indirect (Scope 2) GHG emissions	223, 231-232	
	305-3	Other indirect (Scope 3) GHG emissions	223, 231-232	
	305-4	GHG emissions intensity	223, 231-232	
	305-6	Emissions of ozone-depleting substances (ODS)	223	
	305-7	Nitrogen oxides (NOx), sulfur oxides (SOx) and other significant aire emissions	223, 231-232	
Eco-efficiency and Circular Economy (GRI 301: Materials 2016, GRI 302: Energy 2016, GRI 303: Water and Effluents 2018, GRI 306: Waste 2020, GRI 307: Environmental Compliance 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	206-209	
	103-3	Evaluation of the management approach	214-216, 221	
GRI 301: Materials 2016	301-1	Materials used by weight or volume	229, 235-236	Due to the nature of the materials used by Grifols, disclosure by renewable and not renewable is not applicable
GRI 302: Energy 2016	302-1	Energy consumption within the organization	234-235	
	302-3	Energy intensity	234-235 All rates are reported using energy consumption within the organization	
	302-4	Reduction of energy consumption	227-228	
GRI 303: Water and Effluents 2018	303-1	Interactions with water as a shared resource	225-226	
	303-2	Management of water discharge-related impacts	225-226	
	303-05	Water consumption	232-233

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GRI Standard	Disclosure		Page Number (s), URL and/or direct answer	Identified omission(s)
GRI 306: Waste 2020	306-1	Waste generation and significant waste-related impacts	230	
	306-2	Management of significant waste-related impacts	230	The information regarding significant waste-related impacts is not available for publication in this report. Specific measures are being taken in the collection of information and the process to treat the data to be able to give this detail in the next five years
	306-4	Waste diverted from disposal	236	
	306-5	Waste directed to disposal	236	
GRI 307: Environmental Compliance 2016	307-1	Non-compliance with environmental laws and regulations	209	
Compromise with the Community (GRI 203: Indirect Economic Impacts 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246, 175 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	174-177, 179, 181-192	
	103-3	Evaluation of the management approach	26-29, 139, 178-179, 183-184, 199	
GRI 203: Indirect Economic Impacts 2016	203-1	Infrastructure investments and services supported	9, 139	
Diversity and Inclusion (GRI 405: Diversity and Equal Opportunity 2016, GRI 406: Non-discrimination 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	246 Coverage: Inside and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	146-150, 157-158	
	103-3	Evaluation of the management approach	148, 150, 157	
GRI 405: Diversity and Equal Opportunity 2016	405-1	Diversity of governance bodies and employees	63, 148, 166	
GRI 406: Non-discrimination 2016	406-1	Incidents of discrimination and corrective actions taken	69, 150

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT ABOUT THIS REPORT | ANNEX III | 264

ANNEX III: SASB CONTENT INDEX

Sustainability Accounting Standards Board (SASB) - Biotechnology & Pharmaceuticals		
SASB Indicator	Accounting metric	Disclosure and/or references
Safety of Clinical Trial Participants		
HC-BP-210a.1	Discussion, by world region, of management process for ensuring quality and patient safety during clinical trials	Pg. 108 - Grifol's pledge in clinical trials For more information please visit: https://www.clinicaltrialsregister.eu/ctr-search/search/ https://www.clinicaltrials.gov/ https://eudract.ema.europa.eu/
HC-BP-210a.2	Number of FDA Sponsor Inspections related to clinical trial management and pharmacovigilance that resulted in: (1) Voluntary Action Indicated (VAI) and (2) Official Action Indicated (OAI)	Grifols has not received any FDA Sponsor Inspections related to clinical trial management and pharmacovigilance that resulted in VAI or OAI.
HC-BP-210a.3	Total amount of monetary losses as a result of legal proceedings associated with clinical trials in developing countries	There has not been any monetary loss as a result of legal proceedings associated with clinical trials in developing countries.
Access to Medicines		
HC-BP-240a.1	Description of actions and initiatives to promote access to health care products for priority diseases and in priority countries as defined by the Access to Medicine Index	Pg. 22 - Further information on SDG 3 is at Grifols Sustainability Development Goals Contribution Report 2020, available on Grifols website (Corporate Stewardship Reports section)
HC-BP-240a.2	List of products on the WHO List of Prequalified Medicinal Products as part of its Prequalification of Medicines Programme (PQP)	Grifols has no products on the WHO List of Prequalified Medicinal Products.
Affordability & Pricing		
HC-BP-240b.1	Number of settlements of Abbreviated New Drug Application (ANDA) litigation that involved payments and/or provisions to delay bringing an authorized generic product to market for a defined time period	Grifols does not market generic products.
HC-BP-240b.2	Percentage change in: (1) average list price and (2) average net price across U.S. product portfolio compared to previous year	This information is not reported regarding confidentiality issues
HC-BP-240b.3	Percentage change in: (1) list price and (2) net price of product with largest increase compared to previous year	This information is not reported regarding confidentiality issues
Drug Safety		
HC-BP-250a.1	List of products listed in the Food and Drug Administration's (FDA) MedWatch Safety Alerts for Human Medical Products database	Available at FDA Safety Information and Adverse Event Reporting Program: https://www.fda.gov/safety/medwatch-fda-safety-information-and-adverse-event-reporting-program
HC-BP-250a.2	Number of fatalities associated with products as reported in the FDA Adverse Event Reporting System	Available at FDA Adverse Event Reporting System (FAERS) Public Dashboard https://www.fda.gov/drugs/questions-and-answers-fdas-adverse-event-reporting-system-faers/fda-adverse-event-reporting-system-faers-public-dashboard
HC-BP-250a.3	Number of recalls issued, total units recalled	Pg. 85 - Evolution number of audits and inspections Pg. 89 - Product recall system
HC-BP-250a.4	Total amount of product accepted for takeback, reuse, or disposal	Pg. 230 - Medication waste management

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT ABOUT THIS REPORT I ANNEX III I 265

Sustainability Accounting Standards Board (SASB) - Biotechnology & Pharmaceuticals		
SASB Indicator	Accounting metric	Disclosure and/or references
HC-BP-250a.5	Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type	The FDA performed 26 inspections to Grifols Plasma Centers and Fractionation Facilities and issued 3 Form 483 observations in 2020. Grifols did not receive any FDA enforcement actions associated with warning letters, seizures, recalls or consent decrees in 2020. Grifols responded to the FDA with the appropriate Corrective and Preventive Actions to address the observations received.
Counterfeit Drugs		
HC-BP-260a.1	Description of methods and technologies used to maintain traceability of products throughout the supply chain and prevent counterfeiting	Pg. 91 - Safety and quality in the Bioscience division - Product tracking and traceability
HC-BP-260a.2	Discussion of process for alerting customers and business partners of potential or known risks associated with counterfeit products	Grifols has an internal Policy on prevention, detection and communication of falsifications. According to this policy, suspected counterfeit drugs and counterfeit product detection confirmation must be notified to the corresponding regulatory authorities in a timely manner and in accordance with the current applicable regulation.
HC-BP-260a.3	Number of actions that led to raids, seizure, arrests, and/or filing of criminal charges related to counterfeit products	This information is not reported regarding confidentiality issues
Ethical Marketing		
HC-BP-270a.1	Total amount of monetary losses as a result of legal proceedings associated with false marketing claims	Grifols publishes all the legal and regulatory procedures required on The Annual Form 20-F, as well as in Note 29 of the Consolidated Annual Accounts 20-F 2020: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001438569&owner=exclude&count=40 Group Annual Consolidated Accounts 2020: https://www.grifols.com/en/annual-accounts
HC-BP-270a.2	Description of code of ethics governing promotion of off-label use of products	Pg. 60 - Compliance and character: Our Ethical Approach Pg. 74-75 - Interactions with healthcare organizations and professionals
Employee Recruitment, Development & Retention		
HC-BP-330a.1	Discussion of talent recruitment and retention efforts for scientists and research and development personnel	Pg. 151-156 - Talent management
HC-BP-330a.2	(1) Voluntary and (2) involuntary turnover rate for: (a) executives/senior managers, (b) midlevel managers, (c) professionals, and (d) all others	Pg. 167 - Tables of Personnel Turnover and dismissal
Supply Chain Management		
HC-BP-430a.1	Percentage of (1) entity's facilities and (2) Tier I suppliers' facilities participating in the Rx-360 International Pharmaceutical Supply Chain Consortium audit program or equivalent third party audit programs for integrity of supply chain and ingredients	Grifols does not have its own facilities, nor Tier I suppliers participating in the audit program of the Rx-360 International Pharmaceutical Supply Chain Consortium or equivalent programs.
Business Ethics		
HC-BP-510a.1	Total amount of monetary losses as a result of legal proceedings associated with corruption and bribery	Grifols publishes all the legal and regulatory procedures required on The Annual Form 20-F, as well as in Note 29 of the Consolidated Annual Accounts 20-F 2020: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001438569&owner=exclude&count=40 Group Annual Consolidated Accounts 2020: https://www.grifols.com/en/annual-accounts
HC-BP-510a.2	Description of code of ethics governing interactions with health care professionals	Pg. 60 - Compliance and character: Our Ethical Approach Pg. 74-75 - Interactions with healthcare organizations and professionals
Activity metrics		
HC-BP-000.A	Number of patients treated	This information is not reported regarding confidentiality issues
HC-BP-000.B	Number of drugs (1) in portfolio and (2) in research and development (Phases 1-3)	This information is not reported regarding confidentiality issues

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ANNEX IV I 266 z ANNEX IV: INDEX OF GRIFOLS’ CONTRIBUTION TO THE SDGs This index includes the SDGs, their respective targets and Grifols contribution to their achievement. The main references where supporting information on the contribution to each target can be found in the 2020 CONSOLIDATED DIRECTORS’ REPORT are listed below. The report “Joining Efforts: Grifols’ Contribution to the 2020 Sustainable Development Goals” - available at www.grifols.com - includes detailed information on the contribution to the Sustainable Development Goals. Section within the Integrated Annual Report Sub-section within the Integrated Annual Report SDG Targets Detailed information on the contribution Grifols’ innovation ecosystem coordinated a global response to help combat covid-19 - page 105-107 · A robust innovation ecosystem 5. Innovation · · · Bioscience Division - page 113-114 Diagnostic Division – page 115 Hospital Division - page 116 R&D by divisions 3.3. End the epidemics of AIDS, tuberculosis, malaria, and neglected tropical diseases and combat hepatitis, water-borne diseases, and other communicable diseases. · Only the generosity of plasma donors makes plasma-derived medicines possible - page 127 Plasma, donation and donors 6. Our donors Hyperimmune-plasma donors are playing a critical role in the fight against Covid-19 - page 133 · Donating plasma is safe Programs and initiatives aligned with the SDGs Global Laboratory Initiative (GLI) – page 199 · 8. Committed to society - Ebola project - page 199 · Grifols’ innovation beyond plasma-derived products in diverse therapeutic areas - page 103 A robust innovation ecosystem 3.4. Reduce pre-mature mortality from non-communicable diseases (NCDs) by one-third through prevention and treatment and promote mental health and wellbeing. Core research projects Fighting Alzheimer’s disease: the AMBAR project - page 110-111 5. Innovation Priority Objectives · · · Bioscience Division - page 113-114 Diagnostic Division – page 115 Hospital Division - page 116 R&D by divisions Grifols creates value beyond its financial performance 1. About Grifols · Grifols’ socioeconomic impact in 2020 – page 26-27 Team development Team development - page 146 · 8.5. Provide decent work for all women and men, including young people and persons with disabilities through full and productive employment with equal pay. Diversity and inclusion: linchpins of success - page 147 Equal opportunities - page 149 Integration of people with disabilities – page 150 Anti-discrimination principles and actions - page 150 · · · · Team development 7. Our people · · Grifols gender pay gap: a commitment to improvement – page 157 Grifols’ progress towards gender equality - page 158 Quality employment · · · Comprehensive health and safety management – page 161 Performance in the area of health and safety - page 162 Work-life balance - page 164 8.8. Protect labor rights and promote safe and secure working environments for all workers. 7. Our people Occupational health and well-being

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT

ABOUT THIS REPORT | ANNEX IV | 267

SDG	Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Priority Objectives	9.4. Upgrade infrastructure and retrofit industries to make them sustainable and with increased resources use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes	5. Innovation	R&D by divisions	- Bioscience Division - page 113-114 - Diagnostic Division – page 115 - Hospital Division - page 116
			Digital innovation	- Digital innovation - page 119
	9.5 Enhance scientific research, upgrade the technological capabilities of industrial sectors in all countries, including encouraging innovation and substantially increasing the number of research and development workers and public and private research and development spending.	5. Innovation	R+D+I resource allocations	- R+D+I resource allocations – page 101
			Ethics, science and innovation	- Grifols' pledge in clinical trials – page 108-109
			Core research projects	- Fighting Alzheimer's disease: the AMBAR project - page 110-111
			Supporting global research	- Grifols Scientific Awards - page 120 - Sponsoring frontline research: ISR program - page 121 - Grifols Chair for the Study of Cirrhosis celebrates its fifth anniversary – page 121 - Research publications - page 122-132
	12.2. Achieve sustainable management and efficient use of natural resources.	9. Environment and climate change	Grifols' environmental management	- Grifols' environmental management – page 207
			Resource allocation to minimize environmental impacts	- Resource Allocation (including expenses and investments) - page 210 - Human capital to prevent environmental risks – page 211
			Sustainable resource management	- Water cycle - page 225-226 - Energy consumption - page 227-228 - Raw materials consumption – page 228
	12.5. Substantially reduce waste generation through prevention, reduction, recycling, and reuse.	9. Environment and climate change	Grifols' environmental management	- Circular economy - page 207
			Waste	- Waste - page 230
	13.1. Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries.	9. Environment and climate change	Climate change: mitigation and adaption	- Managing climate risks and opportunities - page 217-221 - Emissions - page 222-223 - Initiatives to reduce atmospheric emissions – page 224

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT
ABOUT THIS REPORT | ANNEX IV | 268

SDG	Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Relevant Objectives	4.3. Ensure equal access for all women and men to affordable and quality technical, vocational, and tertiary education. 4.5. Eliminate gender disparities in education by ensuring equal access to all levels of educational and vocational training for the vulnerable, including persons with disabilities, indigenous peoples, and children in vulnerable situations	7. Our people	Talent management	- Employee training: the key to Grifols' sustainable growth - page 152 - Overview of training at Grifols – page 153 - Training programs - page 154-155
		8. Committed to society	Supporting patients and patient organizations	- Collaborations and programs - page 180
			Social actions and community support	- Promoting education: collaborations with educational initiatives - page 190
				- José Antonio Grifols Lucas foundation: driving healthcare and educational programs – page 200-201
	5.1. End all forms of discrimination against women and girls everywhere.	7. Our people	Team development	- Equal opportunities - page 149
			Quality employment	- Grifols gender pay gap: a commitment to improvement – page 157 - Grifols' progress towards gender equality - page 158
	5.5. Ensure equal opportunities for leadership and full and effective participation for women at all levels of decision-making in political, economic, and public life.	7. Our people	Team development	- Team development - page 146 - Diversity at a glance in 2020 – page 148
	10.2. Empower and promote the social, economic and political inclusion of all irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.	6. Our donors	Grifols plasma donation centers create value	- Measuring the social value of Grifols plasma donations centers - page 139
		8. Committed to society	Grifols' social commitment	- 2020 initiatives - page 174
			Supporting patients and patient organizations	- Collaborations and programs - page 180-181 - Access to treatments - page 182
			Social actions and community support	- Promoting education - page 190-191 - Local development: supporting Grifols' communities - page 191-192 - Promoting health and well-being – page 194-195 - Initiatives through associations and NGOs - page 198-202
			Local development: supporting local communities	- Volunteering in the U.S. - page 192
	16.5 Substantially reduce corruption and bribery in all its forms.	3. Corporate governance	Corporate pillars of Grifols' corporate governance	- Driven by ethics and integrity - page 69 - Against corruption and bribery - page 70-73
	16.10 Ensure public access to information and protect fundamental freedoms, in accordance with national legislation and international agreements.	3. Corporate governance	Corporate pillars of Grifols' corporate governance	- Transparency as a value, obligation, and commitment - page 74-76

2020 CONSOLIDATED DIRECTORS’ REPORT ABOUT THIS REPORT I ANNEX IV I 269 Section within the Integrated Annual Report Sub-section within the Integrated Annual Report SDG Targets Detailed information on the contribution · A boy overcomes retinal cancer thanks to a groundbreaking treatment based on an oncolytic virus - page 104 17.6 Enhance North-South, South-South and triangular regional and international cooperation on and access to science, technology and innovation and enhance knowledge sharing on mutually agreed terms, including through improved coordination among existing mechanisms, in particular at the United Nations level, and through a global technology facilitation mechanism. 5. Innovation A robust innovation ecosystem · Commitment and contribution to helping countries attain self-sufficiency of plasma-derived medicines - page 185 8. Committed to society Supporting public healthcare systems Social actions and community support · Initiatives through associations and NGOs - page 198-202 5. Innovation R+D+I resource allocations · R+D+I resource allocations – page 101 17.16 Enhance the global partnership for sustainable development, complemented by multi-stakeholder partnerships that mobilize and share knowledge, expertise, technology and financial resources, to support the achievement of the sustainable development goals in all countries, in particular developing countries. · Grifols moves forward with its plans to make AMBAR a viable treatment option for Alzheimer’s patients - page 111 Transversal Objective Core research projects Manufacturing innovations · Manufacturing innovations – page 118 7. Our people Talent management · Executive development – page 154 · Participation in SIGRE program, Pharmaceutical Products Administration Working Group, ECOASIMELEC program and Zero Waste to Landfill program of Underwriters Laboratories (UL),-page 230 9. Environment and climate change Waste 17.17 Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships. 8. Committed to society Supporting public healthcare systems · Contributing to reducing healthcare costs: industrial fractionation-page 186 · · Embellishing Clayton’s protected area - page 196 Rehabilitation of the Besós river basin in Barcelona – page 196 Engaged with the environment

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT
ABOUT THIS REPORT | ANNEX V | 270

ANNEX V: NON-GAAP MEASURES RECONCILIATION

NET REVENUE RECONCILIATION BY DIVISION AT CONSTANT CURRENCY

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED NET REVENUES	5,340,038	5,098,691	4.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	67,927		
NET REVENUES AT CONSTANT CURRENCY	**5,407,965**	**5,098,691**	**6.1%**

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED BIOSCIENCE NET REVENUES	4,242,502	3,993,462	6.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	53,508		
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	**4,296,010**	**3,993,462**	**7.6%**

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED DIAGNOSTIC NET REVENUES	775,889	733,604	5.8%
VARIATION DUE TO EXCHANGE RATE EFFECTS	11,318		
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	**787,207**	**733,604**	**7.3%**

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED HOSPITAL NET REVENUES	118,675	134,441	(11.7%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,948		
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	**120,623**	**134,441**	**(10.3%)**

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED BIO SUPPLIES NET REVENUES	224,090	266,540	(15.9%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,578		
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	**225,668**	**266,540**	**(15.3%)**

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED OTHERS NET REVENUES	31,989	22,820	40.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	58		
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	**32,047**	**22,820**	**40.4%**

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED INTERSEGMENTS NET REVENUES	(53,107)	(52,176)	1.8%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(484)		
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	**(53,591)**	**(52,176)**	**2.7%**

NET REVENUE RECONCILIATION BY REGION AT CONSTANT CURRENCY

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED U.S. + CANADA NET REVENUES	3,599,746	3,390,811	6.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	33,107		
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	**3,632,853**	**3,390,811**	**7.1%**

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED EU NET REVENUES	834,492	799,460	4.4%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,094		
EU NET REVENUES AT CONSTANT CURRENCY	**835,586**	**799,460**	**4.5%**

In thousands of euros	12M 2020	12M 2019	% Var
REPORTED ROW NET REVENUES	905,800	908,420	(0.3%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	33,726		
ROW NET REVENUES AT CONSTANT CURRENCY	**939,526**	**908,420**	**3.4%**

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT ABOUT THIS REPORT I ANNEX V I 271

In millions of euros	12M 2020	12M 2019	% Var
R&D RECURRENT EXPENSES IN P&L	294.2	276.0	
R&D CAPITALIZED	35.2	53.6	
R&D DEPRECIATION & AMORTIZATION & WRITE OFFS	(32.8)	(22.5)	
R&D CAPEX FIXED ASSETS	1.7	5.2	
R&D EXTERNAL	-	16.7	
R&D NET INVESTMENT	**298.3**	**329.0**	**(9.3%)**

In thousands of euros	12M 2020	12M 2019	% Var
PP&E ADDITIONS	296,759	325,277	
SOFTWARE ADDITIONS	27,939	21,846	
INTEREST CAPITALIZED	(16,606)	(14,894)	
CAPEX	**308,092**	**332,229**	**(7.3%)**

In millions of euros except ratio	12M 2020	12M 2019	% Var
NET FINANCIAL DEBT	5,713.7	5,724.9	
EBITDA ADJUSTED 12M	1,263.9	1,373.3	
NET LEVERAGE RATIO [(1)]	**4.52 x**	**4.17 x**	

(1) Excludes the impact of IFRS 16

In thousands of euros	12M 2020	12M 2019	% Var
EBIT	996,132	1,131,365	
D&A	327,912	302,455	
EBITDA	**1,324,044**	**1,433,820**	**(7.7%)**
% NR	*24.8%*	*28.1%*	

In thousands of euros	12M 2020	12M 2019	% Var
EBIT	996,132	1,131,365	
D&A	327,912	302,455	
IFRS 16	(74,432)	(65,483)	
NON-RECURRING ITEMS [(2)]	14,327	4,918	
EBITDA ADJUSTED 12M	**1,263,939**	**1,373,255**	**(8.0%)**

(2) Non-recurring items related to acquisitions

GROUP PROFIT RECONCILIATION

In millions of euros	2020	2019	% Var
GROUP PROFIT	**618.5**	**625.1**	**(1.1%)**
% Net revenues	11.6%	12.3%	-
Amortization of deferred financial expenses	50.5	62.3	(18.9%)
Amortization of intangible assets acquired in business combinations	48.3	49.9	(3.2%)
Non-recurring items [(1)]	(161.5)	32.2	(601.6%)
IFRS 16	23.2	27.4	(15.3%)
Deferred financial expenses impact related to refinancing	-	(97.9)	-
Tax impacts	(8.7)	(8.1)	7.4%
COVID-19 impact	205.0	-	-
Tax impacts COVID-19 impacts	(38.9)	-	-
ADJUSTED GROUP NET PROFIT	**736.4**	**690.9**	**6.6%**
% Net revenues	13.8%	13.6%	-

(1) 2020 non-recurring items mainly include EUR 56.5 million capital gain related to the closing of the Shanghai RAAS transaction and EUR 86.7 million write-up of the equity stake in Alkahest following the acquisition of the remaining equity capital.

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT ABOUT THIS REPORT | ANNEX VI | 272

ANNEX VI: SOCIOECONOMIC IMPACT

Grifols determined the socio-economic impact of its operations in terms of wealth generation and job creation in the United States, Spain, Germany and Ireland.

An input-output analysis was used for this purpose. Following this approach, it is possible to estimate the outputs associated with Grifols' activities based on core inputs (expenditures on supplies of goods and services, R+D+i and capital investments, main taxes paid, financial expenses, dividend payments, and employee expenditures based on wages received).

The input-output framework is an accounting instrument that represents all production and distribution operations of an economy in a given timeframe. This model enables observing the different flows of intersectoral transactions in a specific economy in a reference year.

INPUT-OUTPUT MODEL


MULTIPLIER IMPACT
DIRECT IMPACT
INDIRECT IMPACT
INDUCED IMPACT
TOTAL IMPACT
ECONOMIC IMPACT
JOB CREATION

	Spain	Ireland	Germany: Except plasma centers	Germany: plasma centers	Total Germany	% of plasma centers in Germany
Economic impact (Millions of euros)						
Direct	731	102	48	128	176	73%
Indirect	353	52	23	57	79	71%
Induced	431	55	21	51	72	71%
Total impact	**1,515**	**209**	**91**	**236**	**327**	**72%**
Impact on the employment (nº people)						
Direct	4,134	239	137	1,382	1,519	91%
Indirect	9,133	565	385	1,148	1,532	75%
Induced	2,951	124	127	327	455	72%
Total employment	**16,218**	**928**	**649**	**2,857**	**3,506**	**81%**

	U.S.: Except plasma centers	U.S.: plasma centers	Total U.S.	% in plasma centers
Economic impact (Millions of dollars)				
Direct	1,762	1,724	3,487	49%
Indirect	750	720	1,469	49%
Induced	591	596	1,187	50%
Total impact	**3,104**	**3,040**	**6,143**	**49%**
Impact on the employment (nº people)				
Direct	4,416	12,188	16,604	73%
Indirect	33,682	63,563	97,245	65%
Induced	2,175	2,416	4,592	53%
Total employment	**40,273**	**78,167**	**118,440**	**66%**

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT ABOUT THIS REPORT I ANNEX VII I 273

ANNEX VII: METHODOLOGY AND CALCULATION OF THE ADJUSTED AND UNADJUSTED WAGE GAP

- The following groups have been excluded from the calculation:

- Co-CEOs
- Partial retirees
- Expatriates or displaced employee
- Employees of foundations
- Aigües Minerals Vilajuïga, Alkahest, Green Cross, MedKeeper and IBBI since these companies are still not 100% integrated into Grifols' systems and policy framework.

- In total, 20,593 employees have been included in the wage gap calculation, distributed by country as follows:

- U.S.: 14,769
- Spain: 4,214
- Germany: 1,374
- Ireland: 236

- In 2020, the adjusted wage gap was also computed. The methodology consisted of the use of econometric models that compare the annual salaries at 100% of the working hours of men and women, isolating the effects generated by any and all possible differences identified between the two (socioeconomic factors, job characteristics, etc.). In other words, the adjusted salary gap measures the difference in retribution for the same job or one of equal value and is calculated using the multiple lineal regression model as follows:

$$ln(W_i) = \beta_0 + \beta_1 \cdot Sexo_i + \sum_{j=2}^{M} \beta_j \cdot X_{ij} + \mu_i$$

- For the calculation of the adjusted and unadjusted wage gap, the gross annual fixed salaries of each person at full time have been taken into account.

- For the econometric calculation of the adjusted wage gap, the following variables were taken into account: age, seniority, educational level, maternity / paternity leave, professional category, contract type and work schedule.

- In addition, for the U.S., the type of activity (plasma/non-plasma) was also taken into account. In order to attain an accurate figure, the calculation excluded workers for whom up-to-date information was lacking on any of the variables.

- In contrast to last year, the information of the professional category called "Top Management", which has been disclosed in the 2019 Consolidated Annual Report, has been separated in two levels ("Executives" and "Directors").

- The results for each country are shown separately, so as not to have to apply a currency exchange rate that distorts the result.

- For reasons of confidentiality and protection of personal data, wage gap data are not shown for those professional categories in which there is not a minimum of 3 persons of each sex.

- In the case of Ireland or other small groups, the adjusted wage gap data is not shown because it was not possible to obtain data with sufficient statistical significance using the econometric model. For these cases, only the unadjusted wage gap data is shown.

GRIFOLS 2020 CONSOLIDATED DIRECTORS' REPORT ABOUT THIS REPORT I ANNEX VIII I 274

ANNEX VIII: GLOSSARY AND ABBREVIATIONS

- Alpha-1 antitrypsin deficiency (AATD): Inherited disease characterized by low levels of, or no,alpha-1 antitrypsin (AAT) in the blood. This protein made in the liver, reaches other organs (such as the lungs), after being released into the blood stream, enabling its normal function.

- Albumin: The most abundant protein found in plasma (approximately 60% of human plasma). Produced in the liver, it is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment.

- Alzheimer's disease: This is the most common form of dementia. This incurable, degenerative, and terminal disease was first described by German psychiatrist and neuropathologist Alois Alzheimer in 1906 and was named after him.

- Autoimmune disease: Condition in which the immune system mistakenly attacks healthy cells.

- Babesiosis/Babesia virus: Disease caused by microscopic parasites that infect red blood cells.

- Beta-amyloid: Protein strongly implicated in Alzheimer's diseases. Beta-amyloid is the main component of certain deposits found in the brains of patients of Alzheimer's disease.

- CIDP (Chronic Inflammatory Demyelinating Polyneuropathy): Neurological disorder which causes gradual weakness, numbness, pain in arms and legs and difficulty in walking.

- Cirrhosis: Medical condition which is a result of advanced liver disease. It is characterized by there placement of liver tissue by fibrosis (scar tissue) and regenerative nodules (lumps that occur due to attempted repair of damaged tissue).

- COVID-19: Infectious disease caused by a new strain of coronavirus. 'CO' stands for corona, 'VI' for virus, and 'D' for disease.

- ELISA: Enzyme-linked immunosorbent assay.

- EMA: European Medicines Agency

- Factor VIII or FVIII: This is an essential blood clotting factor also known as anti-hemophilic factor(AHF). In humans, Factor VIII is encoded by the F8 gene. Defects in this gene results in hemophilia A, a sex-linked disease that occurs predominantly in males. FVIII concentrated from donated blood plasma, or alternatively recombinant FVIII, or rFVIII can be given to hemophiliacs to restore hemostasis.

- Factor IX: This is an important blood clotting factor also known as Christmas factor or plasma thromboplastin component (PTC). It is one of the serine proteases of the coagulation system and belongs to the peptidase family S1. In humans, a deficiency of this protein causes hemophilia B, a sex-linked disease that occurs predominantly in males.

- FDA: Food and Drug Administration. U.S. Health Authority.

- Fibrin sealant: Surgical adhesive material derived from plasma.

- Fibrinogen: Coagulation factor found in human plasma crucial for blood clot formation.

- Fractionation: Process of separating plasma into its component parts, such as albumin, immunoglobulin, alpha-1 antitrypsin and coagulation factors.

- GPO: Group Purchasing Organization.

- HBV: Hepatitis B Virus.

- HCV: Hepatitis C Virus.

- Hematology: The study of blood, blood-forming organs, and blood diseases.

- Hemoderivative: Proteins obtained by fractionation of human blood plasma. See plasma derived proteins

- Hemophilia: Genetic deficiency characterized by the lack of one of the clotting factors. It has two main variants:

  - Hemophilia A: genetic deficiency of coagulation Factor VIII, which causes increased bleeding (usually affects males).

  - Hemofilia B: genetic deficiency of coagulation Factor IX.

- Hemotherapy: Treatment of a disease using blood, blood components and its derivatives.

- HAE (Hereditary Angioedema): Rare but serious genetic disorder characterized by recurrent episodes of severe swelling (angioedema), particularly of the face and airways, and abdominal cramping. It is caused by low levels or improper function of the C1-esterase inhibitor protein.

- HIV: Human Immunodeficiency Virus.

- IA: Immunoassays. These are systems available in several formats that may be used to detect antibodies, recombinant proteins or a combination of the two.

- Immunoglobulins: Also known as antibodies, are proteins derived from plasma. They control de body's immune response. They have multiple indications and some of their main uses are to treat: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G).

- Intravenous: Administration of drugs or fluids directly into a vein.

- Immunohematology: A branch of hematology related to the study of recombinant proteins and antibodies and their effects on blood and the relationships between blood disorders and the immune system. Also referred to as Transfusional Medicine - blood

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bank, its main activities include blood typing, compatibility tests and crossmatching and antibody identification.

- Immunology: This is a branch of biomedical science that covers the study of all aspects of the immune system in organisms. It deals with the physiological functioning of the immune system in states of both health and disease; malfunctions (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection) and the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ, and in vivo.

- Immunoglobulin (IgG): Also known as antibodies, are proteins derived from plasma. They control de body's immune response. They have multiple indications and some of their main uses are to treat: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G).

- ITP (Chronic immune thrombocytopenia): Autoimmune disorder in which patients produce antiplatelet autoantibodies and specialized white blood cells that destroy their blood platelets. This results in a low blood platelet count (thrombocytopenia) that may produce bruising or excessive bleeding.

- IVD: In vitro Diagnostic.

- IV solutions/Intravenous solution: Medicine or homogeneous mixture of a substance in liquid, enabling it to be infused into the circulatory system through a needle.

- Molecular Diagnostics: Discipline that studies genomic (DNA) and proteomic (proteins)expression patterns and uses the information to distinguish between normal, precancerous, and cancerous tissues at the molecular level.

- Monoclonal antibody (mAb): Antibody produced by a single clone of cells typically used in immunotherapy (such as in the treatment of autoimmune or inflammatory disorders and cancer), diagnostic testing and cell identification and tracing. Monoclonal antibodies are a cornerstone of immunology and are increasingly coming into use as therapeutic agents.

- Myasthenia Gravis (MG): Chronic autoimmune, neuromuscular disease that causes weakness in the skeletal muscles that worsens after periods of activity and improves after periods of rest. These muscles are responsible for functions involving breathing and moving parts of the body.

- NAT: Nucleic Acid Amplification Testing.

- Neurology: Science that deals with the anatomy, functions and organic disorders of nerves and the nervous system.

- Northamerica: includes the U.S. and Canada

- Pandemic: The worldwide spread of a new disease.

- PCR: Polymerase chain reaction is a method widely used to rapidly make millions to billions of copies of a specific DNA sample, allowing scientists to take a very small sample of DNA and amplify it to a large enough amount to study in detail.

- pdFVIII: Plasma-derived Factor VIII.

- Pharmacovigilance: Practice of monitoring the effects of medical drugs after they have been licensed for use, especially in order to identify and evaluate previously unreported adverse reactions

- Plasma: Yellow-coloured liquid part of the blood, consisting of a mix of a large number of proteins in solution.

- Plasma-derived proteins: Purified plasma proteins with therapeutic properties that are obtained through the fractionation of human plasma. Albumin, immunoglobulins, factor VIII and alpha-1 antitrypsin are the main plasma proteins.

- Plasmapheresis: Plasmapheresis is a technique which separates plasma from other blood components, such as red blood cells, platelets and other cells. These unused blood components are suspended in saline solution and immediately re-injected back into the donor. Because the donor is only providing plasma and not whole blood, the recovery process is faster and better tolerated, and the donor is able to make donations more frequently. Plasmapheresis was developed by Jose Antonio Grifols Lucas in the year 1951. It is the only procedure that is capable of obtaining sufficient quantities of plasma to cover the manufacturing needs for the different plasma protein therapies.

- PPTA: Plasma Protein Therapeutics Association.

- Primary immunodeficiency: Inherited condition where there is an impaired immune response, weakening the immune system and allowing infections and other health problems to occur more easily. It may be in one or more aspects of the immune system.

- Prolastin®/Prolastin® -C: This is a concentrated form of alpha-1 antitrypsin (AAT), derived from human plasma and approved only for chronic, or ongoing, replacement therapy in people with genetic AAT deficiency. Given as prescribed, Prolastin raises the levels of AAT in the blood and lungs. Raising the AAT level may help reduce the damage to the lungs caused by destructive enzymes.

- Recombinant: Protein prepared by recombinant technology, coded by the manipulated gene. Procedures are used to join together segments in a cell-free system (an environment outside a cell organism). They are known as highly potent medicines that are safe from off-target side effects and take a shorter time to develop than small molecules.

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- rFVIII: Recombinant Factor VIII is the anti-hemophilic factor A, obtained using recombinant DNA technology. With this technology, pure factor is synthesized in the laboratory instead of being extracted from blood plasma.

- Rh (Rhesus) blood group system: Most important blood group system after ABO. The Rh blood group system consists of 50 defined blood-group recombinant proteins, among which the five recombinant proteins D,C, c, E and e are the most important. The commonly used terms Rh factor, Rh positive and Rh negative refer to the D antigen only.

- ROW: Rest of the World

- SARS-CoV-2: Severe acute respiratory syndrome coronavirus 2 is the strain of coronavirus that causes coronavirus disease 2019 (COVID-19), the respiratory illness responsible for the COVID-19 pandemic.

- Secondary immunodeficiency: Occurs when the immune system is compromised due to an environmental factor. Examples of these outside forces include HIV, chemotherapy, severe burns or malnutrition.

- SubQ: Sub-cutaneous.

- Thrombin: Enzyme that presides over the conversion of a substance called fibrinogen to fibrin, which promotes blood clotting.

- Transfusion medicine: Branch of medicine that encompasses among others, immunohematology, blood and plasma screening and blood typing.

- West Nile Virus (WNV): Virus transmitted by mosquitoes. Humans are mainly infected through mosquito bites, but infection can occur through organ transplantation and blood.

- Von Willebrand Disease (vWD): This is the most common hereditary coagulation abnormality described in humans, although it can also be acquired as a result of other medical conditions. It arises from a qualitative or quantitative deficiency of von Willebrand factor (vWF), a multimeric protein that is required for platelet adhesion.

- Zika virus: Infectious disease spread by the bite of an infected Aedes species mosquito.

GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At their meeting held on 19 February 2021, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2020 to 31 December 2020. The consolidated annual certification. accounts comprise the documents that precede this Victor Grifols Roura (signed) Chairman Víctor Grifols Deu (signed) Chief Executive Officer Raimon Grifols Roura (signed) Chief Executive Officer Carina Szpilka Lázaro (signed) Board member Tomás Dagà Gelabert (signed) Board member Thomas Glanzmann (signed) Vice-Chairman Iñigo Sánchez-Asiaín Mardones (signed) Board member Enriqueta Felip Font James Costos (signed) (signed) Board member Board member Steven F. Mayer Belen Villalonga Morenés (signed) Board member Marla E. Salmon (signed) Board member (signed) Board member Ramón Riera Roca Nuria Martín Barnés (signed) Board Member (signed) Secretary to the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 26, 2021